As filed with the Securities and Exchange Commission on January 7, 2021.

Registration No. 333-251615

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Driven Brands Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	7538	47-3595252
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

440 S. Church Street, Suite 700 Charlotte, NC 28202 (704) 377-8855

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jonathan Fitzpatrick President and Chief Executive Officer 440 S. Church Street, Suite 700 Charlotte, NC 28202 (704) 377-8855

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

John C. Kennedy, Esq. Jeffrey D. Marell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3300	Tiffany Mason Executive Vice President and Chief Financial Officer Scott O’Melia Executive Vice President and General Counsel 440 S. Church Street, Suite 700 Charlotte, NC 28202 (704) 377-8855	Ian D. Schuman, Esq. Stelios G. Saffos, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1) (2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$808,450,000.00	$88,201.90(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have the option to purchase. See “Underwriters.”
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(4)	The registrant previously paid $10,910 of the registration fee in connection with a prior filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 7, 2021

PRELIMINARY PROSPECTUS

38,000,000 Shares

Driven Brands Holdings Inc.

Common Stock

This is the initial public offering of Driven Brands Holdings Inc., a Delaware corporation. We are offering 38,000,000 shares of common stock.

We expect the public offering price to be between $17.00 and $20.00 per share. Prior to this offering, no public market exists for the shares. We have applied to list our common stock on The Nasdaq Global Select Market (“NASDAQ”) under the symbol “DRVN”. Following the completion of this offering and related transactions, our principal stockholders will continue to own a majority of the voting power of our outstanding common stock. As a result, we expect to be a “controlled company” under the corporate governance rules for NASDAQ listed companies and will be exempt from certain corporate governance requirements of such rules. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Principal Stockholders.”

We are also an “emerging growth company” as defined under the U.S. federal securities laws, and as such may elect to comply with reduced public company reporting requirements. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” that are described beginning on page 28 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriters” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to 5,700,000 additional shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about                    , 2021

Morgan Stanley	BofA Securities	Goldman Sachs & Co. LLC	J.P. Morgan	Barclays

Baird	Credit Suisse	Piper Sandler	William Blair

Prospectus dated                , 2021

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

Through and including                     , 2021 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including ABRA®, CARSTAR®, DrivenBrands®, Fix Auto USA®, IMO®, MAACO®, Meineke®, PH Vitres D’Autos®, Spire Supply®, Take 5 Oil Change®, Uniban® and 1-800-Radiator & A/C®. This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies, including with respect to Fix Auto USA®.

INDUSTRY AND MARKET DATA

We include in this prospectus statements regarding factors that have impacted our and our customers’ industries. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, such as the Auto Care Association’s 2021 Auto Care Factbook, CarWash.com, IBIS World Inc.’s Report, International Car Wash Association’s Total Conveyor Locations and National Oil and Lube News’ Industry Rankings as well as good faith estimates of our management which are based on such sources and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Driven Brands Holdings Inc. and its subsidiaries. On July 6, 2020, RC Driven Holdings LLC converted into a Delaware corporation pursuant to a statutory conversion, and changed its name to Driven Brands Holdings Inc. (the “Corporate Conversion”). As part of our Corporate Conversion, our direct parent, Driven Investor LLC, received all of our common stock in exchange for our equity interests. Prior to the closing of this offering, we will effect a stock split and Driven Investor LLC will be liquidated and all of our common stock will be held by our Principal Stockholders, current and former employees and management and board members. In this prospectus, we refer to the foregoing Corporate Conversion, stock split and related transactions as the Reorganization. Except as otherwise indicated, all information in this prospectus gives effect to the proposed Reorganization.

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” “Driven Brands,” the “Issuer,” “we,” “us” and “our” refer, prior to the Corporate Conversion discussed herein, to RC Driven Holdings LLC and its subsidiaries, and after the Corporate Conversion, Driven Brands Holdings Inc. and its subsidiaries. On August 3, 2020, we completed the acquisition (the “ICWG Acquisition”) of International Car Wash Group (“ICWG”). References to “brands” refer to the brands under which we and our franchisees operate each store location or warehouse, as applicable (referred to as “locations,” “stores,” or “units”). References to the size of our business are based on store count. References to “franchise” or “franchisee” refer to third parties that operate locations under franchise or license agreements, references to “franchised locations” refer to locations operated by franchisees, references to “independent operator” refer to third parties that operate locations under independent operator agreements, references to “independently-operated locations” refer to international locations outside North America where independent operators are responsible for site-level labor and receive commissions based on a percent of site revenue from car washes and references to

“company-operated locations” refer to locations operated by subsidiaries of the Company. References to our “Principal Stockholders” refer to Driven Equity LLC and RC IV Cayman ICW Holdings LLC, each of which is a related entity of Roark Capital Management, LLC (“Roark”) as described under “Prospectus Summary—Our Principal Stockholders.” References to “car parc” refer to the total number of registered vehicles within a geographic region. References to cash-on-cash returns refer to our estimates of annual unit-level EBITDA divided by initial investment, except that we calculate CARSTAR unit cash-on-cash returns using estimates of incremental EBITDA from conversion divided by conversion costs. We calculate Take 5 franchise unit cash-on-cash returns based on company operated unit-level economics for greenfield locations open for at least two years, adjusted to include franchise costs (e.g., royalties, supply margin and initial franchise fees). We provide cash-on-cash returns as we believe it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use it internally as a benchmark to compare our performance to that of our competitors. This measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in the automotive services industry. These and other key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” Except as otherwise specified, the following are key performance indicators used throughout this prospectus:

•

“System-wide sales” represents the total of net sales for our company-operated stores and independently-operated stores, and sales at franchised stores. Sales at franchised stores are not included as revenue in our consolidated statements of operations, but rather, the Company includes franchise royalties and fees that are derived from sales at franchised stores. Franchise royalties and fees revenue represented 19% and 22% of our total revenue in 2019 and 2018, respectively. During 2019 and 2018, approximately 93% and 96%, respectively, of franchise royalties and fees revenue was attributable to royalties, with the balance attributable to license and development fees. Revenue from company-operated stores represented 56% and 47% of our total revenue in 2019 and 2018, respectively. There was no revenue from independently-operated stores in 2019 or 2018 since the ICWG acquisition occurred in 2020.

•	“Store count” reflects the number of franchised, independently-operated and company-operated stores open at the end of the reporting period.

•

“Same store sales” reflect the change in sales year-over-year for the same store base. We define the same store base to include all franchised, independently-operated and company-operated stores open for comparable weeks during the given fiscal period in both the current and prior year.

•

“Adjusted EBITDA” means earnings before interest expense, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, straight-line rent, equity compensation, loss on debt extinguishment and certain non-recurring, non-core, infrequent or unusual charges.

•

“Segment Adjusted EBITDA” means Adjusted EBITDA with a further adjustment for store opening costs. Segment Adjusted EBITDA is a supplemental measure of operating performance of our segments and may not be comparable to similar measures reported by other companies. Segment Adjusted EBITDA is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources to and assess performance of the Company’s segments.

Adjusted EBITDA is a non-GAAP financial measure, which is discussed in more detail in the section entitled “Use of Non-GAAP Financial Information.” Our fiscal year ends on the last Saturday of each calendar year. Our most recent fiscal years ended on December 28, 2019 and December 29, 2018 and were both 52-week years. Our fiscal quarters are comprised of 13 weeks each, except for 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks, and end on the 13th Saturday of each quarter (14th Saturday of the fourth quarter, when applicable).

USE OF NON-GAAP FINANCIAL INFORMATION

To supplement our financial information presented in accordance with the U.S. GAAP, we have presented Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income, each a non-GAAP financial measure.

Adjusted EBITDA is defined above under “Basis of Presentation.” Acquisition Adjusted EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management’s estimates of a full period of Adjusted EBITDA from any businesses acquired in such period as if such acquisitions had been completed on the first day of such period (“Acquisition EBITDA adjustments”), except that we include the impact of the ICWG Acquisition as if it had been completed on the first day of our 2019 fiscal year. Acquisition EBITDA adjustments are based on the most recently available historical financial information of acquired businesses at the time of such acquisitions, as adjusted as permitted under the Amended and Restated Base Indenture, dated as of April 24, 2018, by and among Driven Brands Funding, LLC, Driven Brands Canada Funding Corporation, and Citibank, N.A., as trustee and securities intermediary (as further amended, modified, supplemented, the “Securitization Senior Notes Indenture”) to (a) eliminate expenses related to the prior owners and certain other non-recurring costs and expenses, if any, as if such businesses had been acquired on the first day of such period, (b) give effect to a full year of performance for any acquisitions completed by such acquired businesses prior to our acquisition and (c) give full year effect to sale leaseback transactions, including rent adjustments in connection with acquisitions, as if such transactions occurred on the first day of such period. Adjusted Net Income is calculated by eliminating from net income the adjustments described for Adjusted EBITDA, amortization related to acquired intangible assets and the tax effect of the adjustments. Our acquired intangible assets primarily relate to franchise agreements and trademarks. Although our intangible assets directly contribute to the Company’s revenue generation, the amortization related to acquired intangible assets is a non-cash amount which is not affected by operations of any particular period and which typically fluctuates period over period based on the size and timing of the Company’s acquisition activity. Accordingly, we believe excluding the amortization related to acquired intangible assets enhances the Company’s and our investors’ ability to compare our past performance with our current performance and to analyze underlying business trends.

We present these metrics because we believe they are a useful indicator of our operating performance. We believe Adjusted EBITDA and Adjusted Net Income are commonly used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. Our management and certain investors use Acquisition Adjusted EBITDA as an estimate of the potential of our ongoing operations to generate Adjusted EBITDA after giving effect to recent acquisitions.

Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income should not be construed as alternatives to net income and net income margin under GAAP as indicators of operating performance. Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income may not be comparable to similarly titled measures reported by other companies. We have included these measures because we believe they provide management and investors with additional information to measure our performance.

The presentation of Acquisition Adjusted EBITDA should not be construed as an inference that our future results will be consistent with our “as if” estimates. These “as if” estimates of potential operating results were not prepared in accordance with GAAP or the pro forma rules of Regulation S-X promulgated by the SEC. Furthermore, while Acquisition Adjusted EBITDA gives effect to management’s estimate of a full year of Adjusted EBITDA in respect of acquisitions completed in the applicable period, Acquisition Adjusted EBITDA does not give effect to any Adjusted EBITDA in respect of such acquisitions for any period prior to such applicable period, except that we include the impact of the ICWG Acquisition as if it had been completed on the first day of our 2019 fiscal year. As a result, the Acquisition Adjusted EBITDA across different periods may not necessarily be comparable.

For reconciliations of these measures to the nearest GAAP measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

DRIVEN BRANDS’ OVERVIEW

Driven Brands is the largest automotive services company in North America with a growing and highly-franchised base of more than 4,100 locations across 49 U.S. states and 14 international countries. Our scaled, diversified platform fulfills an extensive range of core consumer and commercial automotive needs, including paint, collision, glass, vehicle repair, oil change, maintenance and car wash. Driven Brands provides a breadth of high-quality and high-frequency services to a wide range of customers who rely on their cars in all economic environments to get to work and in many other aspects of their daily lives. Our asset-light business model generates consistent recurring revenue and strong operating margins, and requires limited maintenance capital expenditures. Our significant free cash flow generation and capital-efficient growth results in meaningful shareholder value creation. Our diversified platform of needs-based service offerings has delivered twelve consecutive years of positive same store sales growth including throughout the Great Recession, and from 2015 to 2019 we grew our revenue and Adjusted EBITDA at a CAGR of 37% and 22%, respectively.

We have a portfolio of highly recognized brands that compete in the large, recession-resistant and highly-fragmented automotive care industry, which was estimated to be a $300+ billion market in the U.S. in 2019, and has exhibited favorable long-term growth trends. Our U.S. industry is underpinned by a large, growing car parc of more than 275 million vehicles, and is expected to continue its long-term growth trajectory given (i) consumers more frequently outsourcing automotive services due to vehicle complexity; (ii) increases in average repair costs, (iii) average age of the car on the road getting older, and (iv) long-term increases in annual miles traveled. Outside of North America, our international business has a proud 55-year history providing express-style conveyor car wash services across Europe and Australia. Our network generated approximately $600 million in revenue from approximately $3 billion in system-wide sales in 2019. Including ICWG for 2019, our network would have serviced 50 million vehicles across a diverse mix of customers, with approximately 50% of our system-wide sales coming from retail customers and approximately 50% coming from commercial customers such as fleet operators and insurance carriers. Our success is driven in large part by our mutually beneficial relationships with more than 2,500 individual franchisees and independent operators. Our scale, geographic breadth, and best-in-class shared services provide significant competitive platform advantages, and we believe that we are well positioned to increase our market share through continued organic and acquisition growth.

The Driven Brands’ platform enables our portfolio of brands to be stronger together than they are apart. We have invested heavily in the creation of unique and powerful shared services, which provides each brand with more resources and produces better results than any individual brand could achieve on its own. Our locations are strengthened by ongoing training initiatives, targeted marketing enhancements, procurement savings, and cost efficiencies, driving revenue and profitability growth for both Driven Brands and for our franchisees. Our performance is further enhanced by a data analytics engine of approximately 18 billion data elements informed by customers across our thousands of locations at every transaction. Our platform advantages combined with our brand heritage, dedicated marketing funds, culture of innovation, and best-in-class management team have positioned us as a leading automotive services provider and the consolidator of choice in North America.

Driven Brands has a long track record of delivering strong growth through consistent same store sales performance, store count growth, and acquisitions. All of our brands produce highly-compelling unit-level economics and cash-on-cash returns, which results in recurring and growing income for Driven Brands and for our healthy and growing network of franchisees, and we have agreements to open more than 500 new franchised units as of September 26, 2020. Our organic growth is complemented by a consistent and repeatable M&A strategy, having completed more than 40 acquisitions since 2015. Notably, in August 2020 we acquired ICWG, the world’s largest car wash company by location count with more than 900 locations across 14 countries, demonstrating our continued ability to pursue and execute upon scalable and highly strategic M&A. Within our existing service categories, we believe we have enormous whitespace, with over 12,000 potential locations across North America alone. We are only in first gear.

RECENT GROWTH AND PERFORMANCE

We believe our historical success in driving revenue and profit growth is underpinned by our highly-recognized brands, dedicated marketing funds, exceptional in-store execution, franchisee support, and ability to provide a wide range of high-quality services for our retail and commercial customers. Following the acquisition of the Company by affiliates of Roark in early 2015, we made significant investments in our shared services and data analytics capabilities, which has enabled us to accelerate our growth, as evidenced by the following achievements from 2015 through 2019:

•	Increased our total store count from 2,306 to 3,106, at a CAGR of 8%

•	Increased revenue from $168 million* to $600 million(1) at a CAGR of 37%

•	Increased system-wide sales from $1.4 billion to $2.9 billion, at a CAGR of 19%

•	Grew same store sales at an average annual rate of 4.2%

•	Increased net income from $3 million* to $8 million

•	Increased Adjusted Net Income from $18 million* to $37 million, at a CAGR of 20%

•	Increased Adjusted EBITDA from $53 million* to $119 million, at a CAGR of 22%

•

Including ICWG from the first day of our 2019 fiscal year, we would have generated revenue of $936 million, system-wide sales of $3.2 billion, net income of $26 million and Acquisition Adjusted EBITDA(2) of $244 million

STORE COUNT**	REVENUE** ($MM)	SYSTEM-WIDE SALES** ($BN)

(1)

As described in Note 1 to our consolidated financial statements, we adopted the new revenue recognition standard during the annual period beginning on December 31, 2017. Prior to that time, advertising contributions and related expenditures were not included in the consolidated statements of operations. Revenue for 2019 is inclusive of advertising contributions totaling $66 million in accordance with our adoption of the new revenue recognition standard. The inclusion of advertising contributions in 2019 revenue was responsible for three percentage points of the CAGR from 2015 to 2019.
(2)

Acquisition Adjusted EBITDA for 2019 includes the impact of the ICWG Acquisition and other businesses acquired in 2019 as if such acquisitions had been completed on the first day of our 2019 fiscal year.

*

These metrics for fiscal 2015 represent pro forma revenue, pro forma net income, pro forma Adjusted Net Income, and pro forma Adjusted EBITDA after giving effect to the acquisition of Driven Holdings LLC by the Company on April 17, 2015, as if it occurred at the beginning of our 2015 fiscal year. See “Summary Historical Consolidated Financial and Other Data” for further discussion and a reconciliation of 2015 pro forma net income, pro forma Adjusted Net Income, and pro forma Adjusted EBITDA.

**	Pro forma 2019 amounts include the impact of the ICWG Acquisition as if it had been completed on the first day of our 2019 fiscal year.

Our financial performance and business model are highly resilient across economic cycles, as demonstrated by 12 consecutive years of consistent positive same store sales growth, including growth through the Great Recession. In addition, our highly-franchised business model generates consistent, recurring revenue and significant and predictable free cash flow, and we are insulated from the operating cost variability of our franchised locations. The operating costs of franchised locations are borne by the franchisees themselves, and our international locations outside North America utilize an independent operator model whereby a third-party is responsible for site-level labor and receives commissions based on a percent of site revenue from car washes.

SAME STORE SALES GROWTH(1)

(1)

Prior to Fiscal 2018, same store sales growth was presented pro forma for acquired locations based on available information. Beginning in Fiscal 2018, we modified our same store sales calculation to treat acquired locations as comparable after they have been a part of Driven Brands for 12 months.

OUR OPPORTUNITY: THE LARGE, RECESSION-RESISTANT AND HIGHLY FRAGMENTED AUTOMOTIVE SERVICES INDUSTRY WITH LONG-TERM GROWTH TRENDS

The highly-fragmented U.S. automotive care industry, estimated to be a $300+ billion market in 2019, provides critical needs-based services and replacement components, accessories, and equipment to vehicle owners after initial sale. The core of the industry is a large and growing car parc of more than 275 million vehicles in operation (“VIO”), with an average vehicle age of 12 years. Our VIO sweet spot for repairs and maintenance is the population of vehicles 6 years or older that are outside of manufacturers’ warranty periods and represent the majority of the car parc. This expanding pool of older vehicles consistently requires a variety of on-going services to remain operable. As a result, the industry has experienced stable and predictable long-term growth trends driven by non-discretionary and non-cyclical demand from end customers who need their vehicles every day.

The U.S. automotive care industry has a long track record of consistent growth, having grown at a 3% CAGR from 2007 to 2019, and a 4% CAGR from 2014 to 2019. We believe numerous secular tailwinds will continue to drive predictable long-term industry growth. The addressable market of vehicles in operation is projected to grow along with the average vehicle age, all of which increase the needs for vehicle maintenance and repair. Increasing vehicle complexity is driving higher cost of repairs and greater consumer reliance on “do-it-for-me” (“DIFM”) service providers with specialized knowledge, tools and equipment. These trends continue to drive an increased need for professional DIFM services, premiumization of certain products such as higher-cost motor oils to sustain performance, and increasing average repair order.

In addition to the benefits of the growing car parc and shift in consumer preference towards DIFM, the car wash industry also uniquely benefits from the affordability and frequency-of-use of the services provided. Since our acquisition of ICWG in August 2020, Driven Brands operates in the automated segment of the car wash industry, which accounts for approximately 70% of the total U.S. car wash industry, and which has grown at a 5.2% CAGR in the U.S. between 2015 and 2020, outpacing the 2.5% CAGR of the overall U.S. car wash industry over the same timeframe. Driven Brands’ express-style conveyer car wash services provide a very quick and convenient experience relative to other non-automated car wash services, such as handwashing, and ensures a safe and comfortable experience as the consumer remains in their vehicle during the wash.

All of these secular tailwinds play to Driven Brands’ advantage as the largest automotive services platform in North America. We believe that as a large, scaled chain, Driven Brands will continue to gain market share from independent market participants due to our ability to invest in the required technology, infrastructure, and equipment to service more complex cars, as well as preferences from insurance carriers and fleet operators to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services. In addition to services that are essential for vehicles to remain operable, including collision, oil change and repairs, we also provide services through our car wash segment that make consumers feel great about maintaining their vehicles, with a highly convenient, safe and affordable experience.

The automotive services industry is highly fragmented, comprised primarily of regional and locally owned and operated independent shops, and offers a significant consolidation opportunity across our segments.

U.S. Addressable Market for Driven Brands’ Three Largest Segments

Maintenance(1)(2)	Car Wash(1)(2)(3)	Paint, Collision & Glass(2)(4)

Highly fragmented industry with top 10 companies representing ~15% of market share(1)(2)	Highly fragmented conveyer car wash industry with top 10 companies representing ~5% market share (1)(2(3)	Highly fragmented industry with top 5 companies representing ~15% of market share(2)(4)

(1)	Percentage of market share based on aggregate store count.
(2)	Based on management estimates using internal knowledge in addition to information derived from third party sources. See “Industry and Market Data.”
(3)	$9 billion car wash market size represents total car wash industry. Market share figures are based on the share of conveyor car wash location count only rather than share of total car wash industry.
(4)	Percentage of market share based on aggregate store count, except for the glass repair component of the Paint, Collision & Glass segment, which is based on revenue.

OUR COMPETITIVE STRENGTHS AND STRATEGIC DIFFERENTIATION

We believe the following strengths differentiate us from our competitors and enable us to profitably grow our leading market position and drive our continued success.

We Provide an Extensive Suite of Services Retail and Commercial Customers Consistently Need

We believe Driven Brands is the only automotive services platform of scale providing an extensive suite of services to its customers. Our diversified platform is uniquely capable of offering a compelling and convenient service proposition to our customers by providing a wide breadth of services for all vehicle types and across multiple service categories including paint, collision, glass, repair, oil change, maintenance and car wash. Our diverse offerings span a wide range of price points and most of our services are non-discretionary and essential to the customer in any economic environment. Our network generated approximately $600 million in revenue from approximately $3 billion in system-wide sales in 2019. Including ICWG for the full 2019 fiscal year, our network would have serviced 50 million vehicles across a diverse mix of customers, with approximately 50% of our system-wide sales coming from retail customers and approximately 50% coming from commercial customers such as fleet operators and insurance carriers. For our commercial customers, we offer a compelling value proposition by providing a “one-stop-shop” for their many automotive service needs through our global footprint of more than 4,100 locations offering an extensive range of complementary and needs-based services.

2019 REVENUE BY SEGMENT(1)	PRO FORMA 2019 REVENUE BY SEGMENT(1)(2)

(1)	Excludes advertising revenue and intercompany eliminations.
(2)	Percentages calculated using historical segment revenues for Maintenance, Paint, Collision & Glass and Platform Services and pro forma revenue of ICWG for fiscal 2019.

Platform of Highly Recognized and Long-Standing Brands

We are the largest diversified automotive services platform in North America, and our brands have been providing quality services to retail and commercial customers around the world for over 350 years combined. We believe that the longevity and awareness of our brands, tenure of our franchisees, and the quality and value of our offerings resonate deeply with our customers. Maaco and Meineke have been operating since 1972 and are two of the most recognizable brands in the industry. In addition, Take 5 and ABRA have been operating since 1984, and CARSTAR has been in operation since 1989. CARSTAR and ABRA are also highly regarded by our insurance carrier customers featuring Net Promoter Scores of 85 and 87, respectively. Our brands are supported by over 250 highly qualified Driven Brands field operations team members that provide training and operational expertise to our franchisees and company-operated and independently-operated locations to help them deliver best-in-class customer service and drive strong financial performance. Additionally, our brands are supplemented by our continuous brand investment, with more than $1 billion having been spent on marketing over our 45 year history. Our deep and ongoing investment in training, operations and marketing has enabled our brands to stay highly relevant in the evolving marketplace and has helped position our locations as the “go to” destination for our retail and commercial customers’ automotive service needs.

Powerful Shared Services and Data Analytics Engine

We have proactively built and invested in our shared services and data analytics capabilities, which are an integral component of Driven Brands and provide us with a significant competitive advantage and deep defensive moat against our peers. Our platform of centralized marketing support, consumer insights, procurement, training, new store development, finance, technology and fleet services provides significant benefits across the system by driving cost savings, incremental revenue, and sharing of best practices and capabilities across brands. We believe our shared services platform provides each brand with more resources and produces better results than any individual brand could achieve on its own. In addition, we believe the scale provided by our platform increases engagement with third parties and improves our ability to attract and retain employees, franchisees, and customers. We have used our strength and scale to create procurement programs that provide franchisees with lower pricing on supplies than they could otherwise achieve on their own. Our shared services are enhanced by our data analytics engine, which is powered by internally collected data from consumers, their vehicles and services that are provided to us at each transaction and further enriched by third-party data. This powerful data gathering capability results in more than 40 million data elements collected each month and a growing data repository with approximately 18 billion unique elements, which we use throughout our platform for improving our marketing and customer prospecting capabilities, measuring location performance, enhancing store-level operations, and optimizing our real estate site selection. As we grow organically and through acquisition, we believe the power of our shared services and data analytics will grow and will continue to be a key differentiator for our business through strengthening economies of scale, enhanced and accelerated data collection, and continued roll-out of best practices, ultimately driving attractive growth and profitability in our overall business.

Highly Franchised and Independently-Operated Business Model with Attractive Company-operated Unit Economics

We believe our operating model incorporates the best financial attributes of franchised, independently-operated and company-operated businesses. Driven Brands benefits from recurring cash flow streams generated by our highly franchised and independently-operated unit composition as well as the high-growth and high-margin characteristics of our company-operated units. Across all of our brands, our locations generate attractive and consistent cash-on-cash returns and strong brand loyalty from our customers, which has driven consistent same store sales growth.

Our asset-light business, combined with the geographic and service category diversification of our locations, results in high operating margins and highly stable cash flow generation for Driven Brands that has been consistent throughout economic cycles. Our diverse base of more than 1,800 franchisees has an average tenure with Driven Brands of approximately 15 years, and our franchisees typically work at the locations they operate and are highly engaged with their employees and customers. Our brands have attractive unit level economics, and our franchisees earn strong cash-on-cash returns, averaging 67% at CARSTAR, 50% at Meineke, 48% at Maaco, and 44% at Take 5. Outside of North America, we operate an independent operator model across our 740 car wash locations, whereby a third-party is responsible for site-level labor and receives commissions based on a percent of site revenue from car washes. As of September 26, 2020, 83% of our locations were either franchised or independently-operated (and such locations contributed to 27% of total revenue and 87% of total system-wide sales in the nine months ended September 26, 2020).

We also benefit from highly-attractive unit economics at our company-operated stores, primarily within our Take 5 brand and our domestic car wash business. Given the high growth and margins at these locations, our invested capital has yielded very strong cash-on-cash returns and expanding our company-operated unit count continues to be an attractive aspect of our growth strategy. The combination of our asset-light franchised units with our attractive and high-growth company-operated locations provides Driven Brands with a compelling mix that result in durable operating margins, a highly attractive growth profile and recurring free cash flow generation.

Proven Ability to Drive and Integrate Highly Accretive M&A

M&A is a core competency of the Driven Brands platform. We have invested in and built out a dedicated team and supporting infrastructure and processes to systematically source, diligence, acquire and integrate acquisitions. Since 2015, we have completed more than 40 transactions. As a part of our M&A strategy, we have grown our existing segments, such as our paint and collision business through the acquisitions of CARSTAR in 2015, ABRA in 2019 and Fix Auto USA in 2020, and we have also expanded into adjacent, complementary service offerings, including oil change services through our acquisition of Take 5 in 2016, glass services in 2019, and car wash services through our acquisition of ICWG in 2020. The acquisition of ICWG, the world’s largest car wash company by location count with more than 900 locations across 14 countries, demonstrated our continued ability to pursue and execute upon scalable and highly strategic M&A as well as integrating large businesses into the Driven Brands platform. In addition, we have a proven track record of executing tuck-in acquisitions of independent market participants that are highly value accretive when integrated into our platform based on our ability to drive performance improvement post-acquisition through upfront cost synergies as well as incremental revenue growth opportunities from Driven Brands’ platform and economies of scale.

Our M&A capabilities are enhanced by information and data provided by our platform. 1-800-Radiator, for instance, is a very powerful identifier of prospective acquisition targets through its broad customer base of approximately 100,000 automotive shops. Once a company has been acquired, we leverage our shared services to enable the acquired business to benefit from our powerful procurement programs, data analytics capabilities, and training services. Every acquisition has been integrated into Driven Brands on plan and has demonstrated improved performance by being a part of our platform rather than operating as an independent company. We also seek to acquire businesses that make the rest of our platform and team stronger, including capabilities that can be extended to our existing brands, enhance our capture of data or strengthen our commercial customer base. Our track-record of highly-accretive M&A, with acquired companies benefiting from rapid growth and immediate synergies, will continue to be a significant part of the growth story for Driven Brands given the expected consolidation in the highly fragmented automotive services industry.

Deep Bench of Talent Poised to Capitalize on Attractive Growth Opportunity

Driven Brands is led by a best-in-class management team with experience managing many multi-billion dollar franchise and automotive service organizations. Our strategic vision is set by our CEO Jonathan Fitzpatrick, who previously served as the Chief Brand and Operations Officer of Burger King, and since joining Driven Brands in 2012, has led our transformation into an industry leading platform. Our highly experienced management team has previously held senior positions at large franchisors, including Burger King and Wendy’s and other global corporations, including Bank of America, General Electric, Lowe’s, McKinsey, Motorola, and United Parcel Service. Our success, growth and platform allow us to continue to attract and retain exceptional talent.

THE STRATEGIES THAT WILL CONTINUE OUR TRACK RECORD OF GROWTH

We expect to drive continued growth and strong financial performance by executing on the following strategies:

Grow Our Brands with New Locations

We have a proven track record of unit growth, having grown our store count at a CAGR of 8% between 2015 and 2019, and we believe our competitive strengths provide us with a solid financial and operational foundation to continue growing our footprint. Based on an extensive internal analysis, we believe we have enormous whitespace, with more than 12,000 potential locations across North America within our existing service categories.

Our franchise growth is driven both by new store openings as well as through conversions of independent market participants that do not have the benefits of our scaled platform. Our attractive unit economics, national brand recognition, strong insurance and fleet customer relationships and beneficial shared services capabilities provide highly compelling economic benefits for our franchisees resulting in a strong desire to join and stay within our network. We have agreements to open more than 500 new franchised units as of September 26, 2020, which provides us with visibility into future franchise unit growth.

Additionally, we continue to expand our company-operated Take 5 footprint, primarily in Southern U.S. markets, and our domestic company-operated car wash business, both through new greenfield openings as well as tuck-in acquisitions and conversions. Both the oil change and car wash markets in North America are highly fragmented, providing significant runway for continued growth. The success of our company-operated locations is supported by our deep data analytics capabilities that use proprietary algorithms and insights that enable us to identify optimal real estate and make informed site selection decisions. With low net start-up costs and strong sales ramp, company-operated locations provide highly attractive returns, and we believe there is ample whitespace in existing and adjacent markets for continued unit growth.

Continue to Drive Same Store Sales Growth

We have demonstrated an ability to drive attractive organic growth with positive same store sales performance for 12 consecutive years. We believe that we are well positioned to continue benefiting from this momentum by executing on the following growth levers:

•

Continued Commercial Partnership Expansion: We are proactively growing our commercial partnerships and winning new customers by being a highly convenient and cost effective “one-stop-shop” service provider that caters to the extensive suite of automotive service needs for fleet operators and insurance carriers. These customers want to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services. We have a growing team dedicated to expanding partnerships with existing commercial customers as well as attracting new national and local customers.

•

Continued Growth of Subscription Car Wash Revenue Model: In 2017, ICWG introduced a subscription membership program across its domestic car wash stores, and revenue from this subscription program has grown to more than 35% of domestic car wash revenue in 2019. In addition to fostering strong customer loyalty to our stores, the subscription program also generates predictable and recurring revenue and provides incremental data and customer insights, further strengthening our data analytics capabilities. We believe there is significant opportunity to continue to grow our subscription program.

•

Leverage Data Analytics to Optimize Marketing, Product Offerings and Pricing: We have large, dedicated brand marketing funds supported by contributions from our franchisees, and in 2019 we collected and spent approximately $90 million for marketing across our brands. Insights from our data analytics engine enhance our marketing and promotional strategy to drive growth in unit-level performance. For instance, our proprietary data algorithms help optimize lead generation and conversion through personalized, targeted, and timely marketing promotions that provide customers with the optimal offer at the right time. In addition, our data provides insights that are enabling us to identify and roll out new product offerings, improve menu design and optimize pricing structure across our brands. Use cases like these are regularly tested, refined and deployed across our network to drive store performance.

•

Benefit from Industry Tailwinds: The U.S. automotive care industry has a long track record of consistent growth, having grown at a 3% CAGR from 2007 to 2019, and a 4% CAGR from 2014 to 2019. We believe that the industry has significant tailwinds that will drive continued growth, including a large and expanding pool of older cars, increasing long-term miles driven trends, a growing need for DIFM services, and increasing average repair order due to more technology and premiumization in vehicles.

Enhance Margins through Procurement Initiatives and Strengthening Platform Services

In addition to topline growth, Driven Brands has also been able to leverage the strength of the platform to enhance margins for franchised, independently-operated and company-operated locations through the following levers:

•

Leverage Shared Services and Platform Scale: We expect to continue to benefit from margin improvements associated with our increasing scale and the growing efficiency of our platform. As a result of the investments we have made, our shared services provide substantial operating leverage and are capable of supporting a much larger business than we are today. Driven Brands has also been increasing margins through technology advancements to enhance in-store operations and deploy best-practice training initiatives across the portfolio.

•

Utilize Purchasing Strength from Procurement Programs: Driven Brands currently provides franchisees, independently-operated and company-operated locations with lower pricing on supplies than they could otherwise achieve on their own, thereby augmenting the value proposition to new and existing franchisees as well as the earnings of our independently-operated and company-operated locations. Our procurement programs provide us with recurring revenue via supplier rebates and product margin. As we continue to grow organically and through acquisition, we believe we are well-positioned to continue driving lower procurement pricing and more benefits to our overall system.

•

Drive Incremental Profitability through Innovation: In 2017, Driven Brands launched Spire Supply, an in-house distributor of consumable products such as oil filters and wiper blades which currently serves all franchised and company-operated Take 5 stores as well as a large portion of Meineke stores. Spire Supply provides us with incremental EBITDA by reducing spend that would otherwise be paid to third-party vendors, providing Driven Brands and its franchisees with significant cost reductions. There is substantial opportunity to continue to grow Spire Supply through increased adoption across our franchisee network, introduction of new, complementary product lines, and the sale of products to independent market participants.

We plan to continue to invest in these capabilities that enhance the power of our platform and believe that these platform benefits will continue to provide strong tailwinds to our profits, as well as the profits of our franchisees going forward.

Pursue Accretive M&A in Existing and New Service Categories

Driven Brands is optimally positioned to continue its long and successful track record of acquisitions, both in our existing service categories as well as into new, complementary ones, and we maintain an actionable pipeline of M&A opportunities. Since 2015, we have completed more than 40 acquisitions, and since 2019, the Company expanded into both glass and car wash services, which has provided us with new organic and acquisition growth opportunities in two highly fragmented service categories. In addition, the evolving vehicle technology landscape provides numerous opportunities for Driven Brands to leverage its scale and core competencies to continue to expand our market share. As the consolidator of choice, we plan to capitalize on the highly fragmented nature of the automotive services industry by continuing to execute on accretive M&A using our proven acquisition strategy and playbook.

RISK FACTORS

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:

•	competition with numerous domestic and foreign businesses;

•

changing economic conditions, changing regulations and tariffs, new interpretations of existing laws, difficulties and delays in obtaining or maintaining required licenses or approvals and other unexpected events and circumstances could adversely affect our business and results of operations;

•	changes in consumer preferences and perceptions could reduce demand for our products and services;

•	weather may impact the demand for our services;

•	our business is affected by the financial results of our franchisees;

•	we may face challenges in retaining franchisees and customers for a long period of time;

•	the impact of advances in automotive technology, including self-driving and electric vehicles and shared mobility, may reduce the demand for our services;

•	certain restrictions by valuable manufacturers or government regulation or third parties may prevent us from providing our services and products to customers;

•	changes in labor costs, supply and other operating costs, interest rates, foreign exchange rates and inflation could adversely affect our results of operations;

•	we may experience supply chain shortages and interruptions and rely on key suppliers to provide high-quality products pursuant to customary terms and prices;

•	our operations have been, and are expected to continue to be, affected by the coronavirus outbreak;

•	substantially all of our assets are pledged as security under our debt facilities that impose certain restrictions and obligations, noncompliance of which could put us in default;

•	our growth strategy may not succeed if we are unable to complete future acquisitions and integrate those businesses successfully into our future growth;

•	our business may be adversely impacted by the geographic concentration of our locations and the number of our brands;

•	our international operations are subject to various risks and uncertainties;

•	we and our franchisees and independent operators are subject to various laws and regulations, and the failure to comply with those laws and regulations may lead to losses and harm our brands;

•	we may be subject to litigation in the ordinary course of business;

•	our ability to attract and retain qualified personnel;

•	our operations in Europe may be adversely impacted by the Brexit withdrawal of the U.K.;

•	our intellectual property is material to our business, and litigation to enforce or other claims involving our intellectual property may be costly and unsuccessful;

•	we are subject to material failure, interruption, security breaches or cyber incidents with respect to our information technology systems;

•

our franchise system is subject to various risks, including our dependency on franchised locations that make up a majority of our locations, risks that franchisees face as operating entities, franchisees’ noncompliance with our agreements and franchisees’ actions that may harm our brands;

•	we are a holding company and rely on dividends, distributions and other transfers of funds from our subsidiaries;

•	we are an “emerging growth company” and are able take advantage of reduced disclosure requirements that could make our common stock less attractive to investors;

•	we will be required to pay our existing owners for certain tax benefits; and

•	we are a “controlled company” within the meaning of NASDAQ rules, and we intend to rely on exemptions from certain corporate governance requirements.

RECENT DEVELOPMENTS

Preliminary Estimated Financial Results for the Three Months and the Year Ended December 26, 2020

Our financial results for the three months and fiscal year ended December 26, 2020 are not yet complete and will not be available until after the completion of this offering. Accordingly, set forth below are certain preliminary estimated financial results for the three months and fiscal year ended December 26, 2020, which are subject to revision based upon the completion of our quarter-end financial closing processes and other developments that may arise prior to the time our financial results are finalized. Our preliminary estimated financial results are therefore forward-looking statements based solely on information available to us as of the date of this prospectus and may differ from these estimates. You should not place undue reliance on these estimates. The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Annual Report on Form 10-K for the fiscal year ended December 26, 2020 once it becomes available. Our preliminary estimated financial results contained in this prospectus have been prepared in good faith by, and are the responsibility of, management based upon our internal reporting for the three months and year ended December 26, 2020. Grant Thornton LLP has not audited, reviewed, compiled or performed any procedures with respect to the following preliminary estimated financial results. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. For additional information, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

The following are our preliminary estimated financial results for the three months and the fiscal year ended December 26, 2020:

	Three months ended			Year ended
(in thousands)	December 26, 2020 (estimated low)	December 26, 2020 (estimated high)	December 28, 2019 (actual)	December 26, 2020 (estimated low)	December 26, 2020 (estimated high)	December 28, 2019 (actual)
Preliminary estimated financial results:
Revenue	$275,000	$287,000	$182,700	$891,000	$903,000	$600,273
Net income (loss)	(2,100)	1,600	(10,585)	1,200	4,900	7,750
Adjusted EBITDA	60,800	65,900	24,295	200,400	205,500	119,245
Acquisition Adjusted EBITDA				264,200	269,300
Net debt(a)				2,013,000	2,013,000

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Acquisition Adjusted EBITDA for the periods presented:

	Three months ended			Year ended
(in thousands)	December 26, 2020 (estimated low)	December 26, 2020 (estimated high)	December 28, 2019 (actual)	December 26, 2020 (estimated low)	December 26, 2020 (estimated high)	December 28, 2019 (actual)
Net income (loss)	$(2,100)	$1,600	$(10,585)	$1,200	$4,900	$7,750
Income tax expense (benefit)	(900)	700	(1,887)	5,200	6,800	4,830
Interest expense, net	31,300	31,300	17,023	96,300	96,300	56,846
Depreciation and amortization	22,500	22,500	8,992	55,100	55,100	24,220

EBITDA	50,800	56,100	13,543	157,800	163,100	93,646
Acquisition related costs(b)	2,100	2,100	8,205	15,400	15,400	12,497
Non-core items and project costs, net(c)	6,000	6,000	1,259	5,200	5,200	6,644
Sponsor management fees(d)	100	100	538	5,400	5,400	2,496
Straight-line rent adjustment(e)	3,500	3,500	(143)	6,600	6,600	2,172
Equity-based compensation expense(f)	300	500	298	800	1,000	1,195
Foreign currency transaction gain(g)	(7,200)	(7,200)	—	(7,200)	(7,200)	—
Bad debt expense(h)	—	—	—	2,800	2,800	—
Asset impairment and closed store expenses(i)	500	100	—	8,200	7,800	—
Loss on debt extinguishment(j)	4,700	4,700	595	5,400	5,400	595

Adjusted EBITDA	$60,800	$65,900	$24,295	$200,400	$205,500	$119,245

Acquisition EBITDA adjustments(k)				63,800	63,800

Acquisition Adjusted EBITDA				$264,200	$269,300

a.	Net debt consists of the outstanding principal amounts of debt less cash and cash equivalents and restricted cash.
b.

Consists of acquisition costs as reflected within the consolidated statements of operations, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

c.

Consists of discrete items and project costs, including 1) non-capitalizable expenses relating to the Company’s initial public offering and strategic transactions in 2019 and 2020, and 2) wage subsidies received directly attributable to the COVID-19 pandemic in 2020.

d.	Includes management fees paid to Roark.

e.	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under U.S. GAAP exceeds or is less than our cash rent payments.
f.	Represents non-cash equity-based compensation expense.
g.	Represents foreign currency transaction gains and losses primarily related to the remeasurement of our intercompany loans and gain on remeasurement of cross currency swaps.
h.	Represents bad debt related to customer that declared bankruptcy due to COVID-19 pandemic.
i.

Relates to the discontinuation of the use of the Pro Oil tradename as those locations were transitioned to the Take 5 tradename, as well as impairment of certain fixed assets and operating lease right-of-use assets related to closed locations. Also represents lease exit costs and other costs associated with stores that were closed prior to their respective lease terminations dates.

j.	Represents charges incurred and the write-off of debt issuance costs associated with early termination of debt.
k.	Represents Acquisition EBITDA adjustments necessary to reflect a full period of Adjusted EBITDA from acquired businesses.

Year-over-year growth in consolidated revenue and Adjusted EBITDA for the three months ended December 26, 2020 was primarily the result of acquisitions as well as new franchise and company-operated units. Operating expenses, based on the mid-point of the range provided, have increased year-over-year primarily as a result of acquisitions. Specifically, independently-operated store expenses, company-operated store expenses, and depreciation and amortization increased as a result of the growth in unit count year-over-year. However, operating expenses as a percentage of revenue are trending in line with prior quarters.

We present Adjusted EBITDA and Acquisition Adjusted EBITDA for the reasons described in “Use of Non-GAAP Financial Information.” These measures are discussed in more detail in the section entitled “Use of Non-GAAP Financial Information.”

ICWG Acquisition

On August 3, 2020, we completed the ICWG Acquisition. Pursuant to the agreement and plan of merger entered into in connection with the acquisition (the “Merger Agreement”), RC IV ICW Merger Sub LLC, a subsidiary of RC IV Cayman ICW Holdings LLC and the direct parent of RC IV Cayman ICW LLC, merged with and into Driven Investor LLC. Driven Investor LLC subsequently contributed all of the equity interests of RC IV Cayman ICW LLC to the Company in exchange for 430 shares of the Company’s common stock. RC IV Cayman ICW LLC is the direct parent of Shine Holdco (UK) Limited, a holding company of all of the assets and liabilities of ICWG. These transactions are collectively referred to herein as the ICWG Acquisition.

Refinancing Transaction

On December 14, 2020, Driven Brands Funding, LLC (the “Master Issuer”) and Driven Brands Canada Funding Corporation (the “Canadian Co-Issuer”, and together with the Master Issuer, the “Master Co-Issuers”), each wholly owned indirect subsidiaries of the Company, issued $450 million of 3.237% Fixed Rate Senior Secured Notes, Class A-2. Proceeds from the offering were used (i) to repay in full the series 2015-1 and Series 2016-1 Fixed Rate Senior Secured Notes, Class A-2, (ii) to pay associated transaction fees and expenses and make-whole prepayment consideration, and (iii) for general corporate purposes. See “Description of Material Indebtedness.”

Impact of COVID-19

Commencing in December 2019, the novel strain of coronavirus (SARS-Cov-2) and the disease it causes “COVID-19,” spread rapidly throughout the world. The global crisis resulting from the spread of COVID-19 has disrupted, and continues to significantly disrupt, local, regional, and global economies and businesses in the United States and internationally. Because automotive services were generally deemed “essential” by most federal, state, provincial and local governmental authorities in the United States and Canada, substantially all of Driven Brands’ locations remained open despite the ongoing COVID-19 pandemic.

In response to the COVID-19 pandemic, Driven Brands proactively implemented various initiatives across each of its segments, with a focus on ensuring the safety of employees, franchisees and customers, and minimizing the financial impact of COVID-19 while continuing to execute on building the foundation for future growth. Driven Brands’ initiatives implemented include, but are not limited to:

•	Aggressively managing expenses by reducing headcount and general and administrative expenses;

•	Deferring non-essential capital expenditures and new construction plans;

•	Availing itself of income and payroll tax deferral programs pursuant to the “Coronavirus Aid, Relief, and Economic Security Act” (the “CARES Act”);

•	Extending and improving payment terms with vendors and negotiating rent relief for a significant portion of company-operated locations;

•	Reducing and deferring advertising fees for certain franchisees and assisting franchisees in securing government funding pursuant to the CARES Act;

•	Adjusting company-operated location labor and variable costs to optimize efficiency and profitability; and

•	Leveraging data analytics and insights to tailor marketing and promotional strategies, including in respect of consumer sentiments relating to the ongoing COVID-19 pandemic.

Driven Brands’ sales volumes began to decline in late March 2020 as the pandemic worsened in the markets in which Driven Brands operates and federal, state, provincial and local governments implemented stricter guidelines and policies, including stay-at-home orders and the closure of non-essential businesses. Sales performance has varied by segment, but since early April, consolidated Driven Brands same store sales trends have improved significantly and have outperformed trends for the industry. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Factors Impacting Our Results.”

CONSOLIDATED SAME STORE SALES AS A % OF PRIOR YEAR

OUR PRINCIPAL STOCKHOLDERS

Our Principal Stockholders, Driven Equity LLC and RC IV Cayman ICW Holdings LLC, are controlled indirect subsidiaries of Roark Capital Partners III LP (“Roark Capital Partners III”) and Roark Capital Partners IV Cayman AIV LP (“Roark Capital Partners IV”), respectively. Roark Capital Partners III and Roark Capital Partners IV are each investment funds related to Roark. Roark is an Atlanta-based private equity firm with over $13 billion in equity capital commitments raised since inception. Roark focuses on consumer and business companies, with a specialization in franchised and multi-unit business models in the retail, consumer services and business services sectors.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY AND A CONTROLLED COMPANY

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or “JOBS Act”. As an “emerging growth company,” we may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and selected financial data;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•	reduced disclosure about executive compensation arrangements.

We will cease to be an “emerging growth company” upon the consummation of this offering, and once we cease to be an “emerging growth company,” we will not be entitled to the exemptions provided in the JOBS Act discussed above.

In addition, upon the closing of this offering, we will be a “controlled company” within the meaning of the corporate governance rules for NASDAQ listed companies because more than 50% of our voting common stock will be owned by our Principal Stockholders. For further information on the implications of this distinction, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management—Board Committees.”

REORGANIZATION

Prior to July 6, 2020, we operated as a Delaware limited liability company under the name RC Driven Holdings LLC. On July 6, 2020, we converted into a Delaware corporation and changed our name to Driven Brands Holdings Inc. (the “Corporate Conversion”). In conjunction with the Corporate Conversion, all of our outstanding equity interests were converted into 1,000 shares of common stock held by our direct parent, Driven Investor LLC and we subsequently issued an additional 430 shares of common stock to Driven Investor LLC as part of the ICWG Acquisition. Prior to the closing of this offering, (i) we will effect a stock split of our common stock (the “Stock Split”), (ii) Driven Investor LLC will be liquidated and all of our common stock will be held by our Principal Stockholders, current and former employees and management and board members, (iii) profit interests in Driven Investor LLC will be exchanged for an economically equivalent number of vested and unvested shares of our common stock and (iv) options to purchase units of Driven Investor LLC will be converted into options to purchase shares of our common stock (collectively, the “Reorganization”). The number of vested and unvested shares of common stock to be issued in the Reorganization and the number of options to be issued to certain holders of profits interests in Driven Investor LLC will be determined in accordance with the limited liability company agreement of Driven Investor LLC and will vary based on the initial public offering price of the shares offered hereby.

Based on the initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), (i) 131,987,490 shares of common stock (including 3,984,430 shares of restricted stock issued to holders of unvested profits interests in Driven Investor LLC) will be outstanding after giving effect to the Reorganization, reflecting an implied 92,298.9-for-one Stock Split, (ii) options to purchase 6,361,116 shares of our common stock at an exercise price equal to the price to the public in this offering will be issued to certain holders of profits interests in Driven Investor LLC and (iii) options to purchase 22,797 shares of our common stock with a weighted-average exercise price of $12.08 per share will be issued to holders of existing options to purchase units in Driven Investor LLC.

At an initial public offering price of $17.00 per share (the low end of our price range), (i) 131,401,769 shares of common stock (including 3,685,438 shares of restricted stock issued to holders of unvested profits interests in Driven Investor LLC) would be outstanding after giving effect to the Reorganization, reflecting an implied 91,889.3-for-one Stock Split, (ii) options to purchase 6,922,391 shares of our common stock at an exercise price equal $17.00 per share would be issued to certain holders of profits interests in Driven Investor LLC and (iii) options to purchase 22,751 shares of our common stock with a weighted-average exercise price of $12.11 per share will be issued to holders of existing options to purchase units in Driven Investor LLC.

At an initial public offering price of $20.00 per share (the high end of our price range), (i) 132,485,360 shares of common stock (including 4,277,402 shares of restricted stock issued to holders of unvested profits interests in Driven Investor LLC) would be outstanding after giving effect to the Reorganization, reflecting an implied 92,647.1-for-one Stock Split, (ii) options to purchase 5,884,032 shares of our common at an exercise price equal $20.00 per share would be issued to certain holders of profits interests in Driven Investor LLC and (iii) options to purchase 22,829 shares of our common stock with a weighted-average exercise price of $12.06 per share will be issued to holders of existing options to purchase units in Driven Investor LLC.

The purpose of the Corporate Conversion was to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

Driven Brands Holdings Inc. now holds all of the assets of RC Driven Holdings LLC and has assumed all of its liabilities and obligations. We are a holding company and hold all of the assets and operating entities in the Paint, Collision & Glass, Maintenance and Platform Services segments through our direct subsidiary, Driven Holdings, LLC, and hold all of the assets and operating entities in the Car Wash segment through our direct subsidiary, Shine Holdco (UK) Limited (“Shine Holdco”).

CORPORATE INFORMATION

We were originally organized as RC Driven Holdings LLC under the laws of the State of Delaware as a limited liability company on March 27, 2015. On July 6, 2020, we converted into a corporation under the laws of the state of Delaware and changed our name to Driven Brands Holdings Inc. as described above under “—Reorganization”. Our principal executive offices are located at 440 S. Church Street, Suite 700, Charlotte, NC 28202. Our telephone number is (704) 377-8855. Our website is located at www.drivenbrands.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

THE OFFERING

Common stock offered by us	38,000,000 shares

Option to purchase additional share	We have granted the underwriters an option for a period of 30 days to purchase up to an additional 5,700,000 shares of common stock.

Common stock outstanding after giving effect to this offering

169,987,490 shares (or 173,629,866 shares if the underwriters exercise their option to purchase additional shares in full and after giving effect to the purchase of 2,057,624 shares of common stock from existing holders as described under “Use of Proceeds”).

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $658 million (or approximately $758 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions, offering expenses that have been paid by us, and estimated offering expenses payable by us, based on an assumed initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover page of this prospectus).

We currently expect to use the net proceeds from this offering and cash on hand to repay in full the outstanding $722 million in aggregate principal amount of indebtedness under the senior credit facilities assumed in the ICWG Acquisition (the “Car Wash Senior Credit Facilities”). Following this offering, there will be $1,457 million aggregate principal amount of securitized debt outstanding. If the underwriters exercise their option to purchase additional shares from us, we intend to use a portion of the net proceeds therefrom to acquire from certain of our existing stockholders shares of our common stock at the price paid by the underwriters for shares of our common stock in this offering and to use any remaining proceeds for general corporate purposes. None of the existing stockholders we purchase shares from will be an existing employee, executive officer or director or Principal Stockholder of the Company. See “Use of Proceeds.”

Controlled company	Upon completion of this offering, our Principal Stockholders will continue to beneficially own more than 50% of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of NASDAQ, including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company.”

Dividend policy	We do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors. See “Description of Material Indebtedness.”

Listing	We have applied to list our common stock on NASDAQ under the symbol “DRVN”.

Income Tax Receivable Agreement	We will enter into an income tax receivable agreement with our existing stockholders that will provide for the payment by us to our existing stockholders of 85% of the amount of the cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize as a result of the utilization of certain tax benefits. See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

Risk Factors	You should read the section titled “Risk Factors” beginning on page 28 and the other information included in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 131,987,490 shares of our common stock outstanding before this offering and excludes:

•	12,935,565 shares of common stock reserved for issuance under our 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), including;

•

Stock options to purchase 6,361,116 shares of our common stock at an exercise price equal to the price to the public in this offering to be issued to certain holders of profits interests in Driven Investor LLC;

•	234,330 shares of common stock underlying performance share units or restricted share units to be granted to certain of our employees in connection with this offering; and

•

Stock options to purchase 43,243 shares of our common stock at an exercise price equal to the price to the public in this offering to be issued to certain of our directors in connection with this offering. See “Executive Compensation”;

•

Stock options to purchase 22,797 shares of our common stock with a weighted-average exercise price of $12.08 per share to be issued to holders of existing options to purchase units in Driven Investor LLC;

•

1,847,938 shares of our common stock that will become available for future issuance under our Employee Stock Purchase Plan, or the ESPP, and shares of our common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.

Except as otherwise indicated, all of the information in this prospectus:

•

gives effect to the completion of the Reorganization prior to the closing of this offering, as a result of which there will be an aggregate of 131,987,490 shares of common stock outstanding (including 3,984,430 shares of restricted stock) based on an assumed initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) as further described in the section titled “—Reorganization”;

•	assumes an initial public offering price of $18.50 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase up to 5,700,000 additional shares of common stock in this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary consolidated financial and other data for the periods indicated. We have derived the summary historical consolidated statements of operations data and consolidated statements of cash flows data for the fiscal years ended December 28, 2019 and December 29, 2018 and the summary historical consolidated balance sheet data as of December 28, 2019 and December 29, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical consolidated statements of operations data and consolidated statements of cash flows data for the nine months ended September 26, 2020 and September 28, 2019 and the summary historical consolidated balance sheet data as of September 26, 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in our opinion, contain all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation of such financial data. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended		Year Ended
in thousands (except share, per share and unit data)	September 26, 2020	September 28, 2019	December 28, 2019	December 29, 2018
Statement of Operations Data
Revenue:
Franchise royalties and fees	$94,214	$86,885	$114,872	$108,040
Company-operated store sales	323,339	235,130	335,137	233,932
Independently-operated store sales	30,595	—	—	—
Advertising contributions	42,429	36,792	66,270	72,792
Supply and other revenue	125,115	58,766	83,994	77,951

Total revenue	615,692	417,573	600,273	492,715
Operating Expenses:
Company-operated store expenses	202,333	160,076	218,988	159,244
Independently-operated store expenses	17,995	—	—	—
Advertising expenses	42,429	36,792	69,779	74,996
Supply and other expenses	70,167	34,987	57,700	52,653
Selling, general and administrative expenses	153,162	98,464	142,249	125,763
Acquisition costs	13,287	4,292	11,595	—
Store opening costs	1,921	2,859	5,721	2,045
Depreciation and amortization	32,656	15,228	24,220	19,846
Asset impairment charges	6,732	—	—	—

Total operating expenses	540,682	352,698	530,252	434,547

Operating income	75,010	64,875	70,021	58,168
Interest expense, net	64,973	39,823	56,846	41,758
Loss on debt extinguishment	673	—	595	6,543

Income before taxes	9,364	25,052	12,580	9,867
Income tax expense	6,109	6,717	4,830	2,805

Net income	$3,255	$18,335	$7,750	$7,062

Net income (loss) attributable to non-controlling interest	$(34)	$—	$19	$—

Net income attributable to Driven Brands Holdings Inc.	$3,289	$18,335	$7,731	$7,062

Earnings per share:
Basic and diluted(1)	$3,029	$18,335	$7,731	$7,062
Weighted average shares outstanding
Basic and diluted	1,086	1,000	1,000	1,000

	Nine Months Ended		Year Ended
in thousands (except share, per share and unit data)	September 26, 2020	September 28, 2019	December 28, 2019	December 29, 2018

Statement of Cash Flows Data
Net cash provided by operating activities	$66,455	$31,060	$41,372	$38,753
Net cash used in investing activities	(26,549)	(150,301)	(482,423)	(17,799)
Net cash provided by (used in) financing activities	111,161	402,200	446,530	(9,493)
Net change in cash, cash equivalents and restricted cash included in advertising fund assets	151,535	282,696	5,359	11,653
Cash dividends per share	$—	$163,000	$163,000	$52,987

Other Financial Data and Operational Data(2):
System-wide sales	$2,419,642	$2,129,230	$2,885,561	$2,576,266
Store count	4,185	2,780	3,106	2,588
Same store sales growth (%)	(5.9%)	4.9%	5.0%	5.3%
Adjusted EBITDA	$139,534	$94,950	$119,245	$94,014
Adjusted Net Income	41,838	35,095	36,617	32,023
Maintenance capital expenditures(3)	5,287	1,206	1,846	1,595

	September 26, 2020		December 28, 2019	December 29, 2018
Balance Sheet Data
Cash and cash equivalents	$184,356		$34,935	$37,530
Working capital	70,454		26,497	29,656
Total assets	4,501,890		1,876,240	1,306,919
Total debt(4)	2,098,092		1,314,963	701,231

(1)	See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of earnings per share, basic and diluted.
(2)

See the definitions of key performance indicators under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” For a discussion of how we utilize non-GAAP measures, refer to “Use of Non-GAAP Financial Information.”

(3)

Necessary expenditures for continued operations of the business. Maintenance capital expenditures were $1.6 million, $1.6 million and $0.3 million for the fiscal years ended December 30, 2017, December 31, 2016 and December 26, 2015, respectively.

(4)

Total debt as of December 28, 2019 equals the current portion of long-term debt ($13 million) and the noncurrent portion of long-term debt, net of discount and debt issuance costs ($1,302 million). Total debt as of September 26, 2020 equals the current portion of long-term debt ($21 million) and the non-current portion of long-term debt, net of discount and debt issuance costs ($2,077 million).

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Nine Months Ended		Year Ended
in thousands	September 26, 2020	September 28, 2019	December 28, 2019	December 29, 2018	December 30, 2017	December 31, 2016	December 26, 2015 (Pro Forma)(1)
2015 predecessor net loss							$(2,021)
2015 successor net loss							(901)
Pro forma adjustments							5,647

Net income (loss)	$3,255	$18,335	$7,750	$7,062	$37,862	$(8,918)	$2,725
Income tax expense (benefit)	6,109	6,717	4,830	2,805	(37,716)	(4,398)	2,866
Interest expense, net	64,973	39,823	56,846	41,758	40,763	33,591	21,082
Depreciation and amortization	32,656	15,228	24,220	19,846	17,864	19,212	10,035

EBITDA	$106,993	$80,103	$93,646	$71,471	$58,773	$39,487	$36,708
Acquisition related costs[a]	13,287	4,292	12,497	—	900	4,507	3,683
Non-core items and project costs[b]	(926)	5,385	6,644	1,694	5,703	12,449	—
Sponsor management fees[c]	5,357	1,958	2,496	1,960	2,267	2,096	708
Straight-line rent adjustment[d]	3,124	2,315	2,172	1,304	780	835	—
Equity-based compensation expense[e]	508	897	1,195	1,195	650	605	276
Loss on debt extinguishment[f]	673	—	595	6,543	—	1,022	11,589
Foreign currency transaction loss[g]	55	—	—	—	—	—	—
Asset impairment charges and closed store expenses[h]	7,621	—	—	9,847	3,267	—	—
Bad debt expense[i]	2,842	—	—	—	—	11,816	—

Adjusted EBITDA	$139,534	$94,950	$119,245	$94,014	$72,340	$72,817	$52,964

The following table provides a reconciliation of net income (loss) to Adjusted Net Income for the periods presented:

	Nine Months Ended		Year Ended
in thousands	September 26, 2020	September 28, 2019	December 28, 2019	December 29, 2018	December 30, 2017	December 31, 2016	December 26, 2015(1)
Net income (loss)	$3,255	$18,335	$7,750	$7,062	$37,862	$(8,918)	$2,725
Acquisition related costs[a]	13,287	4,292	12,497	—	900	4,507	3,683
Non-core items and project costs[b]	(926)	5,385	6,644	1,694	5,703	12,449	—
Sponsor management fees[c]	5,357	1,958	2,496	1,960	2,267	2,096	708
Straight-line rent adjustment[d]	3,124	2,315	2,172	1,304	780	835	—
Equity-based compensation expense[e]	508	897	1,195	1,195	650	605	276
Loss on debt extinguishment[f]	673	—	595	6,543	—	1,022	11,589
Foreign currency transaction loss[g]	55	—	—	—	—	—	—
Asset impairment charges and closed store expenses[h]	7,621	—	—	9,847	3,267	—	—
Bad debt expense[i]	2,842	—	—	—	—	11,816	—
Amortization related to acquired intangible assets[j]	11,693	7,500	11,314	10,739	10,875	14,188	5,880
Provision for uncertain tax positions[k]	2,810	—	—	—	—	—	—

Adjusted Net Income before tax impact of adjustments	$50,299	$40,682	$44,663	$40,344	$62,304	$38,600	$24,861

Tax impact of adjustments[l]	(8,461)	(5,587)	(8,046)	(8,321)	(9,308)	(17,595)	(7,211)

Adjusted Net Income	$41,838	$35,095	$36,617	$32,023	$52,996	$21,005	$17,650

(1)

This column presents the reconciliation of predecessor net loss for the period December 28, 2014 to April 16, 2015 and successor net loss for the period April 17, 2015 to December 26, 2015 to pro forma net income and pro forma Adjusted EBITDA. The pro forma adjustments give effect to our acquisition of Driven Holdings LLC as if it occurred at the beginning of fiscal year 2015. We have presented pro forma net income, pro forma Adjusted Net Income, and pro forma Adjusted EBITDA for fiscal year 2015 because we believe these metrics are useful in understanding our operating performance on a comparable basis since our acquisition of Driven Holdings LLC.

a.

Consists of acquisition costs as reflected within the consolidated statement of operations, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

b.

Consists of discrete items and project costs, including (i) third-party consulting and professional fees associated with strategic transformation initiatives, including discrete projects between 2016 and 2018 focused on the buildout of shared services for our multi-brand platform and the implementation of standardized processes and systems across our business, (ii) wage subsidies received directly attributable to the COVID-19 pandemic and (iii) other miscellaneous expenses, including non-capitalizable expenses relating to the Company’s initial public offering and other strategic transactions.

c.	Includes management fees paid to Roark.
d.	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under U.S. GAAP exceeds or is less than our cash rent payments.
e.	Represents non-cash equity-based compensation expense.

f.	Represents the write-off of debt issuance costs associated with early termination of debt.
g.	Represents foreign currency transaction gains and losses primarily related to the remeasurement of our intercompany loans and gain on remeasurement of cross currency swaps.
h.

Relates to the discontinuation of the use of the Pro Oil tradename as those locations were transitioned to the Take 5 tradename, as well as impairment of certain fixed assets and operating lease right-of-use assets related to closed locations. Also represents lease exit costs and other costs associated with stores that were closed prior to their respective lease termination dates.

i.	Represents bad debt expense related to uncollectible receivables outside of normal operations.
j.	Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the consolidated statement of operations.
k.	Represents uncertain tax positions recorded for prior year Canadian tax positions, inclusive of interest and penalties.
l.

Represents the tax impact of adjustments associated with the reconciling items between net income and Adjusted Net Income, excluding the provision for uncertain tax positions. To determine the tax effect of the reconciling items, we utilized statutory income tax rates ranging from 9% to 38%, depending upon the tax attributes of each adjustment and the applicable jurisdiction.

The following table provides the store counts for the periods presented:

	Nine Months Ended		Year Ended
	September 26, 2020	September 28, 2019	December 28, 2019	December 29, 2018	December 30, 2017	December 31, 2016	December 26, 2015
Franchised stores	2,739	2,331	2,610	2,283	2,294	2,276	2,235
Independently- operated stores	740	—	—	—	—	—	—
Company- operated stores	706	449	496	305	297	260	71

Total	4,185	2,780	3,106	2,588	2,591	2,536	2,306

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On August 3, 2020, we completed the ICWG Acquisition. As a result of the ICWG Acquisition, the Company has expanded its service offerings by entering into the car wash business. The following summary unaudited pro forma condensed consolidated financial information is presented to illustrate the estimated effects of: (i) the ICWG Acquisition based on the historical results of operations of Driven Brands and Shine Holdco, and (ii) the Reorganization, the completion of this offering, adjustment to include the impact of the income tax receivables agreement and elimination of Roark management fees and the application of the net proceeds of this offering as described under “Use of Proceeds” (the “IPO Transaction” and, together with the ICWG Acquisition, the “Transactions”).

The summary unaudited pro forma condensed consolidated financial information is presented as follows:

•

The unaudited pro forma condensed consolidated statement of operations for the year ended December 28, 2019 was prepared based on (i) the historical audited consolidated statement of operations of Driven Brands for the fiscal year ended December 28, 2019 and (ii) the historical audited consolidated income statement of Shine Holdco for the fiscal year ended December 31, 2019.

•

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 26, 2020 was prepared based on (i) the historical unaudited condensed consolidated statement of income of Driven Brands for the nine months ended September 26, 2020 and (ii) the historical unaudited consolidated income statement of Shine Holdco from January 1, 2020 through August 2, 2020.

•

The unaudited pro forma condensed consolidated balance sheet as of September 26, 2020 was prepared based on the historical unaudited condensed consolidated balance sheet of Driven Brands as of September 26, 2020.

The summary unaudited pro forma condensed consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or results of operations of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors.” The following summary unaudited pro forma condensed consolidated financial information should be read in conjunction with the “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto included elsewhere in this prospectus and with the historical consolidated financial statements of the Company and Shine Holdco and related notes included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated statement of operations data for the year ended December 28, 2019 and the nine months ended September 26, 2020 give effect to the Transactions as if they had occurred on December 30, 2018, the beginning of the Company’s fiscal year 2019. The unaudited pro forma condensed consolidated balance sheet data as of September 26, 2020 gives effect to the Transactions as if they occurred on September 26, 2020.

	Pro forma Nine Months Ended	Pro forma Year Ended
in thousands (except share, per share and unit data)	September 26, 2020	December 28, 2019
Statement of Operations Data
Revenue:
Franchise royalties and fees	$94,214	$114,872
Company-operated store sales	425,589	479,903
Independently-operated store sales	125,586	185,316
Advertising contributions	42,429	66,270
Supply and other revenue	128,160	89,858

Total revenue	815,978	936,219
Operating Expenses:
Company-operated store expenses	261,534	296,705
Independently-operated store expenses	75,434	106,962
Advertising expenses	42,429	69,779
Supply and other expenses	71,712	60,767
Selling, general and administrative expenses	175,493	197,948
Acquisition costs	6,514	25,187
Store opening costs	1,921	5,721
Depreciation and amortization	57,141	73,157
Asset impairment charges	6,732	6,703
(Profit) loss on disposal of tangible assets	(28,920)	4,258

Total operating expenses	669,990	847,187

Operating income	145,988	89,032
Interest expense, net	60,494	61,828
Loss on debt extinguishment	673	595

Income (loss) before taxes	84,821	26,609
Income tax expense (benefit)	20,654	480

Net income (loss)	$64,167	$26,129

Net (loss) attributable to non-controlling interest	$(87)	$(64)

Net income (loss) attributable to Driven Brands Holdings Inc.	$64,254	$26,193

Earnings per share:
Basic and diluted	$0.47	$0.20
Weighted average shares outstanding
Basic and diluted	136,236,605	128,298,900

Pro forma as of September 26, 2020
Balance Sheet Data
Cash and cash equivalents	$127,498
Working capital	15,994
Total assets	4,440,327
Total debt	1,422,102

The following table provides a reconciliation of pro forma net loss to pro forma Adjusted EBITDA and Acquisition Adjusted EBITDA for the year ended December 28, 2019:

Pro forma Year Ended
in thousands	December 28, 2019
Pro forma net income	$26,129
Income tax benefit	480
Interest expense, net	61,828
Depreciation and amortization	73,157

Pro forma EBITDA	$161,594
Acquisition related costs[a]	26,089
Non-core items and project costs[b]	14,190
Straight-line rent adjustment[c]	2,172
Equity-based compensation expense[d]	1,195
Loss on debt extinguishment[e]	595
Asset impairment charges and closed store expenses[f]	5,540

Pro forma Adjusted EBITDA	$211,375
Acquisition EBITDA adjustments[i]	32,698

Acquisition Adjusted EBITDA	$244,073

The following table provides a reconciliation of pro forma net loss to pro forma Adjusted Net Income for the year ended December 28, 2019:

Pro forma Year Ended
in thousands	December 28, 2019
Pro forma net income	$26,129
Acquisition related costs[a]	26,089
Non-core items and project costs[b]	14,190
Straight-line rent adjustment[c]	2,172
Equity-based compensation expense[d]	1,195
Loss on debt extinguishment[e]	595
Asset impairment charges and closed store expenses[f]	5,540
Gain of remeasurement of cross currency swaps[g]	(4,718)
Loss on interest rate swaps[h]	6,708
Amortization related to acquired intangible assets[j]	13,467

Pro forma Adjusted Net Income before tax impact of adjustments	$91,367

Tax impact of adjustments[k]	(12,770)

Pro forma Adjusted Net Income	$78,597

a.

Consists of acquisition costs as reflected within the unaudited pro forma condensed consolidated statement of operations, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

b.

Consists of discrete items and project costs, including (i) third-party consulting and professional fees associated with strategic transformation initiatives, (ii) wage subsidies received directly attributable to the COVID-19 pandemic and (iii) other miscellaneous expenses, including non-capitalizable expenses relating to the Company’s initial public offering and other strategic transactions.

c.	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under U.S. GAAP exceeds or is less than our cash rent payments.
d.	Represents non-cash equity-based compensation expense.
e.	Represents the write-off of debt issuance costs associated with early termination of debt.
f.

Represents non-cash impairment charges related to long-lived assets at Shine Holdco and lease exit costs and other costs associated with stores that were closed prior to their respective lease termination dates.

g.	Represents non-cash gain related to the change in fair value for derivatives that are not designated as hedges in accordance with U.S. GAAP.
h.

Represents non-cash loss related to the change in fair value for Shine Holdco derivatives that would not have qualified for hedge accounting U.S. GAAP prior to the ICWG Acquisition. Subsequent to the ICWG Acquisition, these derivatives are treated as hedges under U.S. GAAP.

i.

Represents Acquisition EBITDA adjustments for the businesses we acquired in 2019, as permitted under our Securitization Senior Notes Indenture. Additionally, not included in this adjustment, Driven Brands and Shine Holdco realized incremental cost savings and EBITDA uplift from these acquisitions as a result of leveraging our shared services and platform capabilities.

j.	Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the unaudited pro forma condensed consolidated statement of operations.
k.

Represents the tax impact of adjustments associated with the reconciling items between net income and Adjusted Net Income. To determine the tax effect of the reconciling items, we utilized statutory income tax rates ranging from 9% to 38%, depending upon the tax attributes of each adjustment and the applicable jurisdiction.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Any of the following risks could materially adversely affect our business, financial condition and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Competition is intense and may harm our business and results of operations.

The automotive aftermarket industry is highly competitive, and we are subject to a wide variety of competitors across the “do it for me” (“DIFM”) and “do-it-yourself” (“DIY”) automotive services industries. Competitors include international, national, regional and local repair and maintenance shops, paint and collision repair shops, automobile dealerships, oil change shops, car wash businesses and suppliers of automotive parts, including online retailers, wholesale distributors, hardware stores, and discount and mass market merchandise stores. The large number and variety of market participants creates intense competition with respect to the scale, geographic reach, price, service, quality, brand awareness, customer satisfaction and adherence to various insurance carrier performance indicators. Some of our competitors have consolidated smaller and independent automotive services brands and shops to achieve additional efficiencies and economies of scale.

Certain of our competitors may have greater brand recognition, as well as greater financial, marketing, operating and other resources, which may give them competitive advantages with respect to some or all of these areas of competition. Some of our competitors have engaged and may continue to engage in substantial price discounting in response to economic weakness and uncertainty, which may adversely impact our sales and operating results. As our competitors expand operations and marketing campaigns, we expect competition to intensify. Further, new competitors may emerge at any time. Such increased competition could have a material adverse effect on our business, financial condition and operating results.

Changes in consumer preferences and perceptions, and in economic, market and other conditions could adversely affect our business and results of operations.

Demand for our products and services may be affected by a number of factors, including:

•

The number and age of vehicles in the car parc, as vehicles of a certain age (typically older than three to five years) may no longer be under the original vehicle manufacturers’ warranties and tend to need more maintenance and repair than newer vehicles. A smaller, younger car parc could lessen demand for our services.

•

Rising energy prices, because increases in energy prices may cause customers to defer certain repairs or purchases as they use a higher percentage of their income to pay for gasoline and other energy costs and may drive their vehicles less frequently, resulting in less wear and tear and lower demand for repairs and maintenance.

•

Advances and changes in automotive technology and parts design, including, but not limited to, changes in the materials used for the construction of structural components and body panels, changes in the types of paints and coatings used for automobiles or materials used for tires, changes in engines and drivetrains to hybrid and electric technology, increased prevalence of sensors and back-up cameras, and increased prevalence of self-driving vehicles and shared mobility, may reduce collisions, may result in cars needing repairs and maintenance, such as motor oil changes, less frequently and parts lasting longer, may make customers more likely to use dealership automotive repair services, or may increase the cost to our locations to obtain relevant parts or training for employees.

•

Economic downturns, as declining economic conditions may cause customers to defer vehicle maintenance, repairs, oil changes, car washes or other services, obtain credit, or repair and maintain their vehicles themselves. During periods of good economic conditions, consumers may decide to purchase new vehicles rather than having their older vehicles serviced. In addition, economic weaknesses and uncertainty may cause changes in consumer preferences, and if such economic conditions persist for an extended period of time, this may result in consumers making long-lasting changes to their spending behaviors in the automotive aftermarket markets.

•

Weather, as mild weather conditions may lower the failure rates of automotive parts or result in fewer accidents or slower deterioration of paints and coatings, resulting in the need for fewer automotive repairs and less frequent automotive maintenance services. In addition, inclement weather may cause customers to defer or forego vehicle maintenance, such as oil changes and car washes.

•

Customers that may be unfamiliar with their vehicle’s mechanical operation and, as a result, may select a service provider they have patronized in the past, or may continue to turn to the dealership where they bought their vehicle for repairs. Increasing complexity in the systems used in vehicles may exacerbate this risk.

•

Restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation, which may cause vehicle owners to rely on dealers to perform maintenance and repairs.

•

Negative publicity associated with any of our services and products, or regarding the automotive aftermarket industries generally, whether or not factually accurate, could cause consumers to lose confidence in or could harm the reputation of our brands.

•	Changes in travel patterns, which may cause consumers to rely more heavily on mass transportation or to travel less frequently.

•

Payments for automobile repairs, which may be dependent on insurance programs, and insurance companies may require repair technicians to hold certain certifications that the personnel at our locations do not hold.

•

Changes in governmental regulations in the automotive sector, including pollution prevention laws, which may affect demand for automotive repair and maintenance services and increase our costs in unknown ways.

•	Automobile manufacturers, which may release repair information only to their own dealerships, making it costly or impossible for our locations to repair certain automobiles.

Other events and factors that could affect our results include:

•	changes in consumer preferences, perceptions, and spending patterns;

•	demographic trends;

•

employment levels and wage rates, and their effects on the disposable income and actual or perceived wealth of potential customers and their consumption habits (which may impact traffic and transaction size);

•	variations in the timing and volume of sales at our locations;

•	changes in frequency of customer visits;

•	traffic patterns and the type, number, and location of competitors;

•	variations in the cost of, availability of and shipping costs of motor oil and automobile supplies, parts, paints, refinish coatings and car wash supplies;

•	unexpected slowdowns in business or operational support efforts;

•	changes in the availability or cost of labor, including health care-related costs;

•	the timing of expenditures in anticipation of future sales at our locations;

•	an inability to purchase sufficient levels of advertising or increases in the cost of advertising;

•	increases in national, federal, state, local and provincial taxes in the countries in which we operate, including income taxes, indirect taxes, non-resident withholding taxes, and other similar taxes;

•	factors associated with operating in foreign locations, including repatriation risks, foreign currency risks, and changes in tax treatment;

•	unreliable or inefficient technology, including point-of-sale and payment systems;

•	weather, natural disasters, pandemics and other catastrophic events and terrorist activities;

•	changes in the number of renewals of franchise agreements;

•	changes in consumer driving patterns; and

•	our ability to maintain direct repair program relationships with insurance partners.

Our business is affected by the financial results of our franchisees.

Our business is impacted by the operational and financial success of our franchisees, including the franchisees’ implementation of our strategic plans and their ability to secure adequate financing. The employees of franchisees are not our employees. We provide training and support to franchisees, but the quality of franchised store operations may be diminished by a number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and revenues could decline.

Additionally, if our franchisees are impacted by weak economic conditions and are unable to secure adequate sources of financing, their financial health may worsen, our revenues may decline and we may need to offer extended payment terms or make other concessions. In limited circumstances, or for approximately 3% of franchised locations, we also may be required to make lease payments without being able to collect sublease payments on domestic locations that we lease from landlords and then sublease to the franchisees in the event franchisees fail to pay rent under the subleases. Additionally, refusal on the part of franchisees or any franchisee association to renew or restructure their franchise agreements may result in decreased payments from franchisees. Entering into restructured franchise agreements may result in reduced franchisee payment royalty rates in the future. Furthermore, if our franchisees are not able to obtain the financing necessary to complete planned remodel and construction projects, they may be forced to postpone or cancel such projects.

Our business is affected by advances in automotive technology.

The demand for our automotive repair and maintenance services and products may be adversely affected by continuing developments in automotive technology, including self-driving and electric vehicles and shared mobility. Some of the cars produced by certain automotive manufacturers last longer and require service and maintenance at less frequent intervals, or they may require more specialized service and maintenance than we offer at our locations. Quality improvement of manufacturers’ original equipment parts has in the past reduced, and may in the future reduce, demand for our services and products, adversely affecting our sales. For example, manufacturers’ use of stainless steel exhaust components has increased the life of those parts, thereby decreasing the demand for exhaust repairs and replacements. Longer and more comprehensive warranty or service programs offered by automobile manufacturers and other third parties also could adversely affect the demand for our products and services. New automobile owners may also choose to have their cars serviced by a dealer during the period that the car is under warranty. In addition, advances in automotive technology, such as accident-avoidance technology, continue to require us to incur additional costs to update diagnostic capabilities and technical training programs or may make providing such training programs more difficult. These advances could increase our costs and reduce our profits and may materially and adversely affect our business and results of operations.

Certain restrictions may prevent us from providing our services and products to customers.

Certain vehicle owners may have contractual relationships with third parties that prevent us from providing our services and products. Restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation may cause vehicle owners to rely on dealers to perform maintenance and repairs. In addition, insurance companies may require repair technicians to hold certain certifications that our locations’ personnel do not hold. Any such restrictions could adversely impact our revenues, results of operations, business, and financial conditions.

Changes in labor costs, other operating costs, such as commodity costs, interest rates, foreign exchange rates and inflation could adversely affect our results of operations.

Increases in employee wages, benefits, and insurance and other operating costs such as commodity costs, legal claims, insurance costs and costs of borrowing could adversely affect operations and administrative expenses at our locations. Operating costs are susceptible to increases as a result of factors beyond our control, such as weather conditions, natural disasters, disease outbreaks, global demand, product recalls, inflation, civil unrest, tariffs and government regulations. Increases in gasoline prices could result in the imposition of fuel surcharges by distributors used by us and our franchisees, which would increase the cost of operations. Any increase in such costs for our locations could reduce our and our franchisees’ sales and profit margins if we choose not, or are unable, to pass the increased costs to our customers. In addition, increases in interest rates may impact land and construction costs and the cost and availability of borrowed funds and leased locations, and thereby adversely affect our and our franchisees’ ability to finance the development of additional locations and maintenance of existing locations. Inflation can also cause increased commodity, labor and benefits costs which could reduce the profitability of our locations. Increases in labor costs could make it difficult to find new independent operators and may require us to pay higher commissions to existing independent operators. Any of the foregoing increases could adversely affect our and our franchisees’ business and results of operations.

Our locations may experience difficulty hiring and retaining qualified personnel, resulting in higher labor costs.

The operation of our locations requires both entry-level and skilled employees, and trained and experienced automotive field personnel may be in high demand and short supply at competitive compensation levels in some areas, which may result in increases in labor costs. From time to time, we, our franchisees and independent operators may experience difficulty hiring and maintaining such qualified personnel. In addition, the formation of unions may increase the operating expenses of our locations. Any such future difficulties could result in a decline in the sales and operating results of our locations, which could in turn materially and adversely affect our revenues, results of operations, business, and financial condition.

Insurance coverage may not be adequate, and increased self-insurance and other insurance costs could adversely affect our results of operations.

We and our franchisees maintain insurance, and these insurance policies may not be adequate to protect us from liabilities that we incur in our business. Certain extraordinary hazards, for example, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits, and policy payments made to us, franchisees may not be made on a timely basis. Any such loss or delay in payment could lead to a decline in the sales and operating results of our locations, which could in turn have a material and adverse effect on our revenues, results of operations, business, and financial condition.

In addition, in the future, insurance premiums may increase and we and our franchisees may not be able to obtain similar levels of insurance on reasonable terms, or at all. Although we seek to manage our claims to prevent increases, such increases can occur unexpectedly and without regard to our efforts to limit them. If such increases occur, our locations may be unable to pass them along to the consumer through product or service price increases, resulting in decreased profitability, which could have a material adverse effect on our business and results of operations.

In the event that liability to third parties arises, to the extent losses experienced by such third parties are either not covered by the franchisee’s or our insurance or exceed the policy limits of the franchisee’s or our insurance, such parties could seek to recover their losses from us, whether or not they are legally or contractually entitled to do so, which could increase litigation costs or result in liability for us. Additionally, a substantial unsatisfied judgment could result in the bankruptcy of one or more of our operating entities, which could have a material adverse effect on our results of operations, business, and financial condition.

Higher health care costs could adversely affect our results of operations.

Franchisees and independent operators may, and in certain cases are required to, offer access to health care benefits to certain of their employees and we may offer access to health care benefits to certain of our employees at company-operated locations. Changes in legislation, including government-mandated health care benefits under the Patient Protection and Affordable Care Act (“Health Care Reform Act”) and changes in market practice may cause us and our franchisees and independent operators to provide health insurance to employees on terms that differ significantly from those of existing programs, and may increase the cost of health care benefits. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. We and our franchisees and independent operators may also be subject to increased health care costs as a result of environmental hazards or litigation requiring the payment of additional health care costs.

We continue to review the Health Care Reform Act, and regulations issued related thereto (as well as potential amendments to or repeal of the Health Care Reform Act and such legislation) to evaluate the potential impact of this law and any amendment or repeal on our business, and to accommodate various parts of the laws. Although we cannot currently determine with certainty what long-term impact any such legislation (or any amendment or repeal) will have on us, it is expected that costs will increase over the long term, as well as for franchisees and independent operators and/or third-party suppliers and service providers. There are no assurances that a combination of cost management and price increases can accommodate all of the costs associated with compliance. Increased health care costs could have a material adverse effect on our results of operations, business, and financial condition.

Changes in supply costs could adversely affect our results of operations.

The operation of our locations requires large quantities of automotive and car wash supplies. Our success depends in part on our ability to anticipate and react to changes in supply costs, and we are susceptible to increases in primary and secondary supply costs as a result of factors beyond our control. These factors include general economic conditions, significant variations in supply and demand, seasonal fluctuations, pandemics, weather conditions, fluctuations in the value of currencies in the markets in which we operate, commodity market speculation and government regulations. Higher supply costs could reduce our profits, which in turn may materially and adversely affect our business and results of operations. This volatility could also cause us and our franchisees or independent operators to consider changes to our product delivery strategy and result in adverse adjustments to pricing of our services.

Recent and potential additional tariffs imposed by the United States government or a global trade war could increase our supply costs, which could materially and adversely affect our business and results of operations.

Effective September 1, 2019, the United States government imposed increased tariffs on certain imports from China. On January 15, 2020, the United States and China signed “Phase 1” of a trade deal, thereby easing, but not eliminating, certain tariffs and trade limitations. However, it is unclear when the subsequent phases of the trade deal will be entered into. Higher tariffs in the United States and elsewhere could increase our supply costs and adversely impact our profitability. Moreover, the new tariffs could also make our products more expensive for customers, potentially suppressing customer demand. We may not be able to offset the financial impact of tariffs through price increases to customers. There could be additional tariffs or other regulatory changes in the future. There is also a concern that the trade policies of the United States and other nations could result in the adoption of additional tariffs and other trade restrictions by various nations, leading to a global trade war and making our products uncompetitive in certain markets. Any of the foregoing could materially and adversely affect our business and results of operations.

Decreases in our product sourcing revenue could adversely affect our results of operations.

We supply to franchisees of the 1-800-Radiator brand certain products required to operate applicable locations. We supply to other franchisees and to company-operated locations certain products required to operate applicable locations. We may also supply to third parties certain products. Although 1-800-Radiator franchisees may be required by their franchise agreements to purchase products from the 1-800-Radiator electronic network, they may not be required to do so in the future. Other franchisees may, but are not required to, purchase products from us, and may in the future decide not to do so. While it is our expectation that we will benefit from product sourcing income and pricing arrangements, there can be no assurance that such income and arrangements will continue, be renewed or replaced. Our failure to maintain our current product sourcing income could have a material adverse effect on our sales and profit margins, which in turn could materially and adversely affect our business and results of operations. We benefit from negotiated discounts with large branded oil suppliers based on our scale and ability to meet volume requirements. Our failure to negotiate beneficial terms in the future or failure to meet volume requirements could have a material adverse effect on our sales and profit margins. A portion of our distribution income is based on the growth and expansion of Take 5 locations as well as beneficial pricing negotiated with suppliers and ability to manage unit labor and shipping costs. Decreases in the volume of our purchases by or increases in costs of products, labor or shipping could have a material adverse effect on our sales and profit margins.

We depend on key suppliers, including international suppliers, to deliver high-quality products at prices similar to historical levels.

We recommend key suppliers (including our subsidiaries) to our franchisees, and our success is dependent on, among other things, our continuing ability to offer our services and products at prices similar to historical levels. Our suppliers may be adversely impacted by economic weakness and uncertainty, such as increased commodity prices, increased fuel costs, tight credit markets and various other factors. In such an environment, our suppliers may seek to change the terms on which they do business with us in order to lessen the impact of any current and future economic challenges on their businesses or may cease or suspend operations. If we are forced to renegotiate the terms upon which we conduct business with our suppliers or find alternative suppliers to provide key products or services, it could adversely impact the profit margins at our locations, which in turn could materially and adversely affect our business and results of operations.

Economic weakness and uncertainty has previously forced some suppliers to seek financing in order to stabilize their businesses, and others have been forced to restructure or have ceased operations completely. In addition, some of our key suppliers have significant operations outside of the markets in which we operate, which could expose us to events in the countries of those suppliers’ operations, including government intervention, and foreign currency fluctuation. If a key supplier or a large number of other suppliers suspend or cease operations, we and our franchisees may have difficulty keeping our respective locations fully supplied. If we and our franchisees were forced to suspend one or more services offered to customers, that could have a significant adverse impact on our sales and profit margins, which in turn could materially and adversely affect our business and results of operations.

Supply chain shortages and interruptions could adversely affect our business.

We and our franchisees are dependent upon frequent deliveries of automobile parts, motor oil and car wash and other supplies that meet our quality specifications. Shortages or interruptions in the supply of automobile products, motor oil or car wash and other supplies caused by unanticipated demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor actions, inclement weather, natural disasters such as floods, drought and hurricanes, outbreak of disease, including coronavirus and pandemics, or other conditions could adversely affect the availability, quality and cost of supplies for such products, which could lower our revenues, increase operating costs, damage brand reputation and otherwise harm our business and the businesses of our franchisees. Such shortages or interruptions could reduce our sales and profit margins which in turn may materially and adversely affect our business and results of operations.

Our business depends on the willingness of suppliers, distributors and service providers to supply our locations with goods and services pursuant to customary credit arrangements which may be available in the future on less favorable terms or not at all.

As is common in the automotive services and parts distribution and car wash industries, our locations purchase goods from suppliers, distributors and service providers pursuant to customary credit arrangements. Changes in our capital structure and our franchisees’ capital structures, or other factors outside our control, may cause our suppliers, distributors and service providers to change their customary credit arrangements. Any event affecting trade credit from suppliers, distributors and service providers (including any inability of such suppliers, distributors and service providers to obtain trade credit or factor their receivables on favorable terms or at all) or our and our franchisees’ available liquidity, could reduce the resources available to support our locations, which in turn could affect our and our franchisees’ ability to execute business plans, develop or enhance products or services, take advantage of business opportunities or respond to competitive pressures.

Our operations and financial performance has been affected by, and is expected to continue to be affected by, the coronavirus outbreak.

The global crisis resulting from the spread of COVID-19 has disrupted, and continues to significantly disrupt, local, regional, and global economies and businesses in the countries in which we operate, as well as adversely affected workforces, customers, consumer sentiment, economies and financial markets, and has impacted our financial results. Because automotive services were generally deemed “essential” by most federal, state, provincial and local governmental authorities in the United States and Canada, substantially all of our locations remained open despite the ongoing COVID-19 pandemic. However, we have, from time to time, closed a limited number of locations and have modified work hours for employees and identified and implemented cost-savings measures throughout our operations. As a result of the ongoing COVID-19 pandemic, our locations also experienced reduced customer traffic and sales volume due to changes in consumer behavior as individuals decreased automobile use and practiced social distancing and other behavioral changes mandated by governmental authorities or independently undertaken out of an abundance of caution resulting in same store sales in the second quarter of 2020 decreasing to 81% of prior year levels in the same period of 2019. In many of the countries in which we operate, the COVID-19 pandemic has resulted in an acute economic downturn and significantly increased unemployment. A sustained decline in the sales and operating results of locations as a result of the ongoing COVID-19 pandemic, the acute economic downturn resulting therefrom or continued weak economic conditions could, in turn, materially and adversely affect the ability of franchisees to pay, or disrupt the timely payment of, amounts owed to us or decrease the profitability of our locations.

The COVID-19, or coronavirus, outbreak has the potential to cause a disruption in our supply chain and may adversely impact economic conditions in North America, Europe, Australia and elsewhere. These and other disruptions, as well as poor economic conditions generally, may lead to a decline in the sales and operating results of our locations. In addition, the continuation of the global outbreak of coronavirus may adversely affect the economies and financial markets of many countries and could result in a sustained reduction in the demand for our services and products, longer payment cycles, slower adoption of new technologies and/or increased price competition, as well as a reduction of workforce at our locations. A decline in the sales and operating results of our locations could in turn materially and adversely affect our ability to pursue our growth strategy. Each of these results would reduce our future sales and profit margins, which in turn could materially and adversely affect our business and results of operations.

The extent to which the coronavirus impacts us will depend on future developments, including the duration, spread and severity of the pandemic, the extent of additional outbreaks, the effectiveness or duration of measures intended to contain or mitigate the spread of COVID-19 or prevent future outbreaks, and the effect of these developments on overall demand in the automotive repair and service industries in the geographic regions in which we operate, all of which are highly uncertain and difficult to accurately predict.

Our failure to build and maintain relationships with insurance partners could adversely affect our business.

A significant portion of the profits generated by certain of our brands, such as ABRA, CARSTAR and Fix Auto USA are derived from insurance companies. Many insurance companies have implemented performance-based agreements (“PBAs”) with collision repair operators who have been recognized as consistent high quality, performance-based repairers in the industry. We have PBAs with a variety of insurance providers, typically with one-year durations with automatic renewal provisions. If we or enough of our franchisees fail to perform services for an insurance provider in accordance with the service levels in the applicable PBA, the insurance provider may terminate or elect to not renew the PBA. Our ability to continue to grow our business with respect to certain brands, as well as to maintain existing business volume and pricing, is related to our ability to maintain these PBAs. In addition, our ability to open additional locations may depend on our ability to maintain and grow PBAs, and the loss of any existing material PBAs could have a material adverse effect on the operations and business prospects of one or more of our brands. PBAs are governed by agreements that are usually cancellable upon short notice. These relationships can change quickly, both in terms of pricing and volumes, depending upon collision repair shop performance, cycle time, cost of repair, customer satisfaction, competition, insurance company management, program changes and general economic activity. There can be no assurance that PBAs will not change in the future, which in turn could materially and adversely affect our business and results of operations.

A significant portion of our revenue-generating assets are pledged as security under the terms of our securitized financing facility.

Our securitized debt facility is secured by substantially all of the domestic and foreign revenue-generating assets of the Company and its subsidiaries other than the assets in our Car Wash segment and certain other businesses, including all franchise agreements, material company-operated locations, material product distribution contracts and material intellectual property. Under certain circumstances, we may be terminated as manager of such assets of our subsidiaries under the securitized debt facility or following an event of default pursuant to the terms of such debt facility, the pledged assets under such facility may be foreclosed upon pursuant to the terms of the Securitization Senior Notes Indenture. See “Risk factors—Risks Related to the Securitized Debt Facility.”

If we are unable to successfully enter new markets and select appropriate sites for our locations, and if our franchisees are unable to construct new locations, complete remodels of our locations, or convert non-Driven Brands locations into our locations, our growth strategy may not succeed.

Our growth strategy includes entering into franchise agreements and development agreements with franchisees who will open additional locations in markets where there are either an insufficient number or relatively few or no existing locations. We rely heavily on these franchisees and developers to grow our franchise systems, and there can be no assurance that we will be able to successfully expand or acquire critical market presence for our brands in new geographical markets either in the United States, Canada, Europe or other international markets. Consumer characteristics and competition in new markets may differ substantially from those in the markets where we currently operate. Additionally, we may be unable to identify qualified franchisees and independent operators or appropriate locations, develop brand recognition, successfully market our products or attract new customers in such markets. Further, we may refranchise company-operated locations to franchisees in the future. The success of these transactions is dependent upon the availability of sellers and buyers, the availability of financing, and our ability to negotiate transactions on terms deemed acceptable. In addition, the operations of locations that we acquire may not be integrated successfully, and the intended benefits of such transactions may not be realized.

We and our franchisees face many other challenges in opening additional locations, including:

•	availability of financing on acceptable terms;

•	negotiation of acceptable lease terms;

•	securing required applicable governmental permits and approvals;

•	impact of natural disasters and other acts of nature and terrorist acts or political instability;

•	availability of franchise territories not prohibited by the territorial exclusivity provisions of existing franchisees;

•	diversion of management’s attention to the integration of acquired location operations;

•	exposure to liabilities arising out of sellers’ prior operations of acquired locations;

•	incurrence or assumption of debt to finance acquisitions or improvements and/or the assumption of long-term, non-cancelable leases; and

•	general economic and business conditions.

Should we and our franchisees not succeed in opening additional locations or improving existing locations, there may be adverse impacts to our growth strategy and to our ability to generate additional profits, which in turn could materially and adversely affect our business and results of operations.

A component of our business strategy includes the construction of additional locations and the renovation and build-out of existing locations, and a significant portion of the growth in our sales and profit margins will depend on growth in comparable sales for our locations. We face competition from other operators, retail chains, companies and developers for desirable site locations, which may adversely affect the cost, implementation and timing of our expansion plans. If we experience delays in the construction or remodeling processes, we may be unable to complete such activities at the planned cost, which could adversely affect our business and results of operations. Additionally, we cannot guarantee that such remodeling will increase the revenues generated by these locations or that any such increases will be sustainable. Likewise, we cannot be sure that the sites we select for additional locations will result in locations which meet sales expectations. Our failure to add a significant number of additional locations or grow comparable sales for our locations could materially and adversely affect our business and results of operations.

In particular, because the majority of the development of additional locations is likely to be funded by franchisee investment, our growth strategy is dependent on our existing and prospective franchisees’ ability to access funds to finance such development. We do not generally provide our franchisees with direct financing and therefore their ability to access borrowed funds generally depends on their independent relationships with various financial institutions. In addition, labor and material costs expended will vary by geographical location and are subject to general price increases. The timing of these improvements can affect the performance of a location, particularly if the improvements require the relevant location to be closed. If our existing and prospective franchisees are not able to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of additional locations. In addition, our growth strategy may take longer to implement and may not be as successful as expected. Both of these factors could reduce our competitiveness and future sales and profit margins, which in turn could materially and adversely affect our business and results of operations.

Certain acquisitions could adversely affect our financial results.

We may pursue strategic acquisitions as part of our business strategy. There is no assurance that we will be able to find suitable acquisition candidates or be able to complete acquisitions on favorable terms, if at all. We may also discover liabilities or deficiencies associated with any companies acquired that were not identified in advance, which may result in unanticipated costs. The effectiveness of our due diligence review and ability to evaluate the results of such due diligence may depend upon the accuracy and completeness of statements and disclosures made or actions taken by the target companies or their representatives. As a result, we may not be able to accurately forecast the financial impact of an acquisition transaction, including tax and accounting charges. In addition, we may not be able to successfully integrate ICWG or other acquired businesses and may incur significant costs to integrate and support acquired companies. Any of these factors could adversely affect our financial results.

Our business may be adversely impacted by additional leverage in connection with acquisitions.

We may pursue strategic acquisitions as part of our business strategy. If we are able to identify acquisition candidates, such acquisitions may be financed with a substantial amount of additional indebtedness. Although the use of leverage presents opportunities to increase our profitability, it has the effect of potentially increasing losses as well. If income and appreciation from acquisitions acquired through debt are less than the cost of the debt, the total return will decrease. Accordingly, any event which adversely affects the value of an acquisition will be magnified to the extent we are leveraged and we could experience losses substantially greater than if we did not use leverage.

Increased indebtedness could also make it more difficult for us to satisfy our obligations with respect to any other debt agreements, increase our vulnerability to general adverse economic and industry conditions and require that a greater portion of our cash flow be used to pay indebtedness, which would reduce the availability of cash available for other purposes, and limit our flexibility in planning for, or reacting to, changes in our business and in the automotive services and parts distribution and car wash industries, which could place us at a disadvantage to competitors that have less debt. In addition, additional indebtedness may require us to agree to financial and other covenants that may limit our ability to make investments, pay dividends or engage in other transactions beneficial to our business, and the leverage may cause potential lenders to be less willing to lend funds or refinance existing indebtedness in the future. Additional leverage and the risks associated with additional leverage could also cause the trading price of our common stock to decrease. Our failure to comply with our covenants under such indebtedness could result in an event of default that, if not cured or waived, could result in an acceleration of repayment of other existing indebtedness.

Leveraged losses could adversely affect our ability to manage and support our locations and our brands, which in turn could materially and adversely affect our business and results of operations.

We may not be able to achieve management’s estimate of the Acquisition Adjusted EBITDA of the acquired businesses outlined under “Prospectus Summary—Summary Unaudited Pro Forma Condensed Consolidated Financial Information.”

We have prepared Acquisition EBITDA adjustments for businesses that we acquired in 2019 and 2020 that are reflected in our Acquisition Adjusted EBITDA and set forth under “Prospectus Summary—Summary Unaudited Pro Forma Condensed Consolidated Financial Information.” These Acquisition EBITDA adjustments have not been prepared in accordance with the GAAP or any other accounting or securities regulations relating to the presentation of pro forma financial information. In particular, these adjustments do not account for seasonality and are not a guarantee that such results will actually be realized. Our failure to achieve the expected revenue and Adjusted EBITDA contributions from these acquired businesses could have a material adverse effect on our financial condition and results of operations.

Our Acquisition Adjusted EBITDA is based on certain estimates and assumptions and should not be regarded as a representation by us or any other person that we will achieve such operating results. Prospective investors should not place undue reliance on our Acquisition Adjusted EBITDA and should make their own independent assessment of our future results of operations, cash flows and financial condition.

Our Acquisition Adjusted EBITDA set forth under “Prospectus Summary—Summary Unaudited Pro Forma Condensed Consolidated Financial Information” represents our estimate of our anticipated annual operating results, including, without limitation, our estimates of the contribution of acquired businesses if such acquisitions had occurred on the first day of the applicable period. Our Acquisition Adjusted EBITDA is based on certain estimates and assumptions, some or all of which may not materialize. Unanticipated events may occur that could have a material adverse effect on the actual results achieved by us during the periods to which these estimates relate. Presentation of Acquisition Adjusted EBITDA excludes certain expense items and such presentation is not intended to be a substitute for historical GAAP measures of operating performance or liquidity. See “Use of Non-GAAP Financial Information” and “Prospectus Summary—Summary Unaudited Pro Forma Condensed Consolidated Financial Information” for a discussion of the limitations of non-GAAP measures and the Acquisition Adjusted EBITDA calculation included in this prospectus.

Our Acquisition Adjusted EBITDA is subject to material risks, uncertainties and contingencies. We do not intend to update or otherwise revise our Acquisition Adjusted EBITDA to reflect circumstances existing or arising after the date of this prospectus, or to reflect the occurrence of unanticipated events. Our Acquisition Adjusted EBITDA should not be relied upon for any purpose following the consummation of this offering. The inclusion of Acquisition Adjusted EBITDA should not be regarded as a representation by us or any other person that we will achieve such operating results or revenues.

Our business is subject to a certain level of seasonality.

Seasonal changes may impact the demand for our automotive repair and maintenance services and products. Customers may purchase fewer undercar services during the winter months, when miles driven tend to be lower. Demand for collision repair and services may be lower outside of winter months, when collisions are typically less common due to improved driving conditions. In addition, customers may defer or forego car washes or vehicle maintenance, such as oil changes, at any time during periods of inclement weather. In our locations that sell or rotate tires, sales may decrease during the period from January through April and in September. Profitability of franchisees is also typically lower during months in which revenue composition is more heavily weighted toward tires, which is a lower margin category. In addition, profitability in certain areas of North America may be lower in the winter months when certain costs, such as utilities and snow plowing, are typically higher. Unusual fluctuations in demand for car wash or automotive repair and maintenance services and products could reduce our sales and profit margins, which in turn may materially and adversely affect our business and results of operations.

Our business may be adversely impacted by the geographic concentration of our locations.

Although the franchise agreements provide franchisees with varying degrees of exclusive areas and territory exclusivity, these territories may be relatively small, and overall there is a geographic concentration of our locations in certain countries, states, regions and provinces. As a result, economic conditions in particular areas may have a disproportionate impact on our business. As of September 26, 2020, there were locations in 49 states in the United States and 14 international countries. In the United States, our locations were most concentrated in California, Texas, Florida, Illinois and Ohio, in Canada our locations were most concentrated in Ontario and Quebec and in Europe our locations were most concentrated in the U.K. and Germany. In North America, no single state or province accounted for more than 14% of system sales and the top three states represented less than 28% of system sales for the last twelve months ended September 26, 2020. Adverse economic conditions in countries, states, regions or provinces that contain a high concentration of our locations could have a material adverse impact on our sales and profit margins in the future, which in turn could materially and adversely affect our business and results of operations.

The number of our brands exposes us to a greater variety of risks.

The diversity of our brands may expose us to a wider range of risks than a single-branded business. In addition, the impact of certain risks may differ across our service categories, and certain risks may impact one or more of our brands disproportionately. Risks affecting one or more of our brands could materially and adversely affect our business and results of operations. In addition, certain of our brands compete with one another in the same service categories and geographic regions.

Our international operations are subject to various risks and uncertainties, and there is no assurance that they will be successful.

We have international operations in Canada, Europe, and Australia. The financial conditions of our international franchisees and independent operators may be adversely impacted by political, economic or other changes in these markets. In addition, payments we receive from our international franchisees may be affected by recessionary or expansive trends, increasing labor costs, changes in applicable tax laws, changes in inflation rates, changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds, application of tariffs to supplies and goods, expropriation of private enterprises, political and economic instability and other external factors in these markets. In addition, we and our current or future franchisees face many risks and uncertainties in opening additional international locations, including differing cultures and consumer preferences, diverse government regulations and tax systems, securing acceptable suppliers, difficulty in collecting payments and longer payment cycles, uncertainty with respect to intellectual property protections, contract enforcement and legal remedies, uncertain or differing interpretations of rights and obligations in connection with international franchise agreements, independent operator agreements, development agreements and agreements related thereto (collectively, the “franchise documents” with respect to franchisees and the “independent operator documents” with respect to independent operators), the selection and availability of suitable locations for our locations, currency regulation and other external factors. Further, changing labor conditions may result in difficulties in staffing and training at international locations, franchised and independently-operated locations. Any of the foregoing may materially and adversely affect our business and results of operations.

Adverse economic conditions or a global debt crisis could adversely affect our business.

Our financial condition and results of operations are impacted by global markets and economic conditions over which neither we nor our franchisees have control. An economic downturn may result in a reduction in the demand for our services and products, longer payment cycles, slower adoption of new technologies and/or increased price competition. In addition, certain European countries experienced deterioration of their sovereign debt during the recent global economic crisis and were impacted by slowing growth rates or recessionary conditions, market volatility and/or political unrest. Although Europe has experienced market stabilization and improvements, there is no assurance that such stabilization or improvements will be sustainable. Any deterioration of economic conditions in Europe, the United States, or Canada could have a material adverse impact on financial markets and economic conditions in the United States and throughout the world.

Economic downturns, as declining economic conditions may cause customers to defer vehicle maintenance, repairs, oil changes or other services, obtain credit, or repair and maintain their own vehicles. As a result, poor economic conditions may lead to a decline in the sales and operating results of our locations, which could in turn materially and adversely affect the ability of franchisees to pay franchise royalties or amounts owed to us, or have a material adverse impact on our ability to pursue our growth strategy. Each of these results would reduce our profits, which may materially and adversely affect our business and results of operations.

Our success depends on the effectiveness of our marketing and advertising programs.

Brand marketing and advertising significantly affect sales at our locations. Our marketing and advertising programs may not be successful, which may prevent us from attracting new customers and retaining existing customers. Also, because many of the franchisees are contractually obligated to pay advertising fees based on a percentage of their gross revenues and because we will deduct a portion of the gross revenues of the company-operated locations to fund their marketing and advertising fees, our advertising budget depends on sales volumes at these locations. While we and certain of our franchisees have sometimes voluntarily provided additional funds for advertising in the past, we are not legally obligated to make such voluntary contributions or loan money to pay for advertising. If sales decline, we will have fewer funds available for marketing and advertising, which could materially and adversely affect our revenues, business and results of operations.

As part of our marketing efforts, we rely on print, television and radio advertisements, as well as search engine marketing, web advertisements, social media platforms and other digital marketing to attract and retain customers. These efforts may not be successful, resulting in expenses incurred without the benefit of higher revenues or increased employee or customer engagement. Customers are increasingly using internet sites and social media to inform their purchasing decisions and to compare prices, product assortment, and feedback from other customers about quality, responsiveness and customer service before purchasing our services and products. If we are unable to continue to develop successful marketing and advertising strategies, especially for online and social media platforms, or if our competitors develop more effective strategies, we could lose customers and sales could decline. In addition, a variety of risks are associated with the use of social media and digital marketing, including the improper disclosure of proprietary information, negative comments about or negative incidents regarding us, exposure of personally identifiable information, fraud or out-of-date information. The inappropriate use of social media and digital marketing vehicles by us, our franchisees, customers, employees or others could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. Many social media platforms immediately publish the content, videos and/or photographs created or uploaded by their subscribers and participants, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to our interests and/or may be inaccurate. The dissemination of negative information related to our brands could harm our business, prospects, financial condition, and results of operations, regardless of the information’s accuracy. The harm may be immediate without affording us an opportunity for redress or correction. The occurrence of any such developments could have an adverse effect on our business results and on our profits.

Our failure or our franchisees’ and independent operators’ failure to comply with health, employment and other federal, state, local and provincial laws, rules and regulations may lead to losses and harm our brands.

We and our franchisees and independent operators are subject to various federal, state, local, provincial and foreign laws and are subject to a variety of litigation risks, including, but not limited to, customer claims, product liability claims, personal-injury claims, environmental claims, employee allegations of improper termination, harassment and discrimination, wage and hour claims and claims related to violations of the Americans with Disabilities Act of 1990 (“ADA”), the Family and Medical Leave Act (“FMLA”) and similar foreign, state, local and provincial laws, the Foreign Corrupt Practices Act and similar anti-bribery and corruption laws and regulations, religious freedom, the Fair Labor Standards Act (“FLSA”), applicable Canadian employment standards legislation, the Dodd-Frank Act, the Health Care Reform Act, the Electronic Funds Transfer Act, the Payment Card Industry Data Security Standards, franchise laws, ERISA and intellectual property claims. The successful development and operation of our locations depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations. Our locations’ operations are also subject to licensing and regulation by state, local and provincial departments relating to safety standards, federal, state and provincial labor and immigration law (including applicable equal pay and minimum wage requirements, overtime pay practices, reimbursement for necessary business expense practices, classification of employees, working and safety conditions and work authorization requirements), federal, state, local and provincial laws prohibiting discrimination and other laws regulating the design and operation of facilities, such as the ADA, the Health Care Reform Act and applicable human rights and accessibility legislation, and subsequent amendments.

The operation of our franchise system is also subject to franchise laws and regulations enacted by a number of states and provinces and rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationships with our franchisees. Similarly, in Europe, our independent operator model is subject to rules and regulations that vary by country, state and region. Any future regulation affecting our independent operator relationships could materially and adversely affect our business and results of operations. For example, future regulation could require us to pay additional commissions to independent operators in order for our independent operators not to be deemed our employees. We may incur substantial additional costs in each jurisdiction in which our independent operators are deemed to be employees as a result of legislative or interpretive changes.

Failure to comply with new or existing franchise or independent operator laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future sales, which could reduce profits, which in turn could materially and adversely affect our business and results of operations.

In addition to the risk of adverse legislation or regulations being enacted in the future, we cannot predict how existing or future laws or regulations will be administered or interpreted. Further, we cannot predict the amount of future expenditures that may be required in order to comply with any such laws or regulations.

We are subject to the FLSA, applicable foreign employment standards laws and similar state laws, which govern such matters as time keeping and payroll requirements, minimum wage, overtime, employee and worker classifications and other working conditions, along with the ADA, FMLA and the Immigration Reform and Control Act of 1986, various family leave, sick leave or other paid time off mandates and a variety of other laws enacted, or rules, regulations and decisions promulgated or rendered, by federal, state, local and provincial governmental authorities that govern these and other employment matters, including labor scheduling, meal and rest periods, working conditions and safety standards. We have experienced and expect further increases in payroll expenses as a result of federal, state and provincial mandated increases in the minimum wage. In addition, our vendors may be affected by higher minimum wage standards, which may increase the price of goods and services they supply to our brands.

Approximately 70% of our franchisees in the United States have received loans under the Paycheck Protection Program enacted pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and applicable implementing guidelines issued by the U.S. Small Business Administration thereunder (the “PPP”). The terms of the PPP provide that up to the entire amount of principal and accrued interest on the loans made thereunder may be forgiven to the extent the proceeds of such loans are used for qualifying expenses, including certain payroll costs, rent and utility expenses, and at least 60% of such proceeds are used to fund payroll costs. There can be no assurance that a franchisee will qualify for forgiveness of a loan under the PPP in whole or in part and any use of proceeds to make franchise royalty payments will not qualify for forgiveness. Following the date of this prospectus, the terms of the PPP may be materially modified by additional or amended implementing guidelines (e.g., a further reduction in the required percentage of loan proceeds that must be applied to fund payroll costs to qualify for forgiveness), and there can be no assurance that any such modification will not impose additional conditions on franchisees to qualify for forgiveness of a loan under the PPP or otherwise materially modify the terms of any such loan. In addition, these loans may contain representations and warranties that the loan is “necessary to support ongoing operations” of the franchisee and will contain other customary provisions and events of default. To the extent any portion of a loan under the PPP is not forgiven, the debt service payments on such loan or, to a greater extent, the acceleration of the full outstanding amount of such loan following an event of default, including for non-payment of debt service or breach of representations and warranties, could materially and adversely affect the ability of such franchisee to pay, or disrupt the timely payment of, franchisee payments, advertising fees or other amounts to us, landlords, key suppliers or creditors which, in turn, could materially and adversely affect our business and results of operations.

Companies that operate franchise systems may also be subject to claims for allegedly being a joint employer with a franchisee. In August 2015, the National Labor Relations Board (the “NLRB”) adopted a new and broader standard for determining when two or more otherwise unrelated employers may be found to be a joint employer of the same employees under the National Labor Relations Act. Under that standard, there was an increased risk that franchisors could be held liable or responsible for unfair labor practices and other violations at franchised locations under the National Labor Relations Act and subject them to other liabilities and obligations. However, on February 25, 2020 the NLRB adopted a rule that reinstated the standard that existed prior to August 2015 thereby reducing the risk that franchisors might be held liable as a joint employer under the National Labor Relations Act as well for other violations and claims referenced above. Further, on January 12, 2020, the U.S. Department of Labor (the “DOL”) announced a final rule to revise and update the definition of joint employer under the FLSA. Under the final rule, the test for assessing whether a party can be deemed a joint employer would be based upon whether that party (i) hires or fires the employee; (ii) supervises and controls the employee’s work schedule or conditions of employment to a substantial degree; (iii) determines the employee’s rate and method of payment; and (iv) maintains the employee’s employment records. The final rule also clarifies when additional factors may be relevant in determining whether a person is a joint employer, and identifies certain other factors that do not make joint employer status more or less likely under the FLSA, including the relationships that exist under the typical franchise business model. The final rule is effective as of March 16, 2020, and is likely to reduce a franchisor’s risk of liability that existed under the joint employer standard in effect under the FLSA prior to that date. However, a New York federal court rejected certain provisions of the DOL’s final rules in September 2020 relating to the joint employer test. The new rules promulgated by the NLRB and the DOL do not affect potential liability as a joint employer under other federal or state laws that are interpreted to require application of the standards existing prior to the adoption of the new rules in 2020 or other similar standards. Foreign concepts of joint-employment, co-employment and related employer status create similar risks in the international context, including with respect to our independent operator model in Europe.

Additionally, depending upon the outcome of certain legal proceedings currently pending before a federal court in California involving the application of the wage and hour laws of California in another franchise system, franchisors may be subject to claims that their franchisees should be treated as employees and not as independent contractors under the wage and hour laws of that state and, potentially, certain other states with similar wage and hour laws. Further, the California legislature recently enacted a statute known as Assembly Bill 5 (“AB-5”), which in its current form would require “gig economy” workers to be reclassified as employees instead of independent contractors. Depending upon the application of AB-5, franchisors in certain industries could be deemed to be covered by the statute, in which event their franchisees would be deemed to be employees of the franchisors. If such misclassification claims are successful against a franchisor, the franchisor could be liable to its franchisees (and potentially their employees) based upon the rights and remedies available to employees under such laws and, thereafter, have to treat its franchisees (and their employees) as the franchisor’s employees under these laws.

We expect increases in payroll expenses as a result of federal, state and provincial mandated increases in the minimum wage, and although such increases are not expected to be material, there can be no assurance that there will not be material increases in the future. Enactment and enforcement of various federal, state, local and provincial laws, rules and regulations on immigration and labor organizations may adversely impact the availability and costs of labor in any of the countries in which we operate. Other labor shortages or increased employee turnover could also increase labor costs. In addition, vendors may be affected by higher minimum wage standards or availability of labor, which may increase the price of goods and services they supply to us. Evolving labor and employment laws, rules and regulations could also result in increased exposure on our part for labor and employment related liabilities that have historically been borne by franchisees and independent operators.

Increased health care costs could have a material adverse effect on our business and results of operations. These various laws and regulations could lead and have led to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. In addition, improper conduct by our franchisees, independent operators, employees or agents could damage our reputation and lead to litigation claims, enforcement actions and regulatory actions and investigations, including, but not limited to, those arising from personal injury, loss or damage to personal property or business interruption losses, which could result in significant awards or settlements to plaintiffs and civil or criminal penalties, including substantial monetary fines. Such events could lead to an adverse impact on our financial condition, even if the monetary damage is mitigated by insurance coverage.

Noncompliance by us or our franchisees or independent operators with any of the foregoing laws and regulations could lead to various claims and reduced profits as set forth in more detail below under “—Complaints or litigation may adversely affect our business and reputation.”

Our locations are subject to certain environmental laws and regulations.

Certain activities of our locations involve the handling, storage, transportation, import/export, recycling, or disposing of various new and used products and generate solid and hazardous wastes. These business activities are subject to stringent foreign, federal, regional, state, local and provincial laws, by-laws and regulations governing the storage and disposal of these products and wastes, the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations upon our locations’ operations, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on where or how to store and how to handle new products and to manage or dispose of used products and wastes, the incurrence of capital expenditures to limit or prevent releases of such material, the imposition of substantial liabilities for pollution resulting from our locations’ operations, and costs associated with workers’ compensation and similar health claims from employees.

In addition, environmental laws and regulations have generally imposed further restrictions on our operations over time, which may result in significant additional costs to our business. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial and corrective action obligations, and the issuance of injunctions limiting or preventing operation of our locations. Any adverse environmental impact on our locations, including, without limitation, the imposition of a penalty or injunction, or increased claims from employees, could materially and adversely affect our business and results of operations.

Environmental laws also impose liability for damages from and the costs of investigating and cleaning up sites of spills, disposals or other releases of hazardous materials. Such liability may be imposed, jointly and severally, on the current or former owners or operators of properties or parties that sent wastes to third-party disposal facilities, in each case without regard to fault or whether such persons knew of or caused the release. Although we are not presently aware of any such material liability related to our current or former locations or business operations, such liability could arise in the future and could materially and adversely affect our business and results of operations.

Complaints or litigation may adversely affect our business and reputation.

We may be subject to claims, including class action lawsuits, filed by customers, franchisees, independent operators, employees, suppliers, landlords, governmental authorities and others in the ordinary course of business, including as a result of violations of the laws set forth above under “—Our failure or our franchises’ and independent operators’ failure to comply with health, employment, and other federal, state, and local laws, rules and regulations may lead to losses and harm our brands” and “—Our locations are subject to certain environmental laws and regulations” Significant claims may be expensive to defend and may divert time and resources away from our operations, causing adverse impacts to our operating results. In addition, adverse publicity related to litigation could negatively impact the reputation of our brands, even if such litigation is not valid, or a substantial judgment against us could negatively impact the reputation of our brands, resulting in further adverse impacts to results of operations. Franchisees and independent operators are subject to similar litigation risks.

In the ordinary course of business, we will be, from time to time, the subject of complaints or litigation from franchisees and independent operators, which could relate to alleged breaches of contract or wrongful termination under the franchise documents and independent operator documents. These claims may also reduce the ability of franchisees to enter into new franchise agreements with us. In addition, litigation against a franchisee, independent operator or their affiliates or against a company-operated location by third parties, whether in the ordinary course of business or otherwise, may include claims against us by virtue of our relationship with the franchisee, independent operator or company-operated location, including, without limitation, for allegedly being a joint employer with a franchisee or independent operator, resulting in vicarious liability for acts and omissions at locations over which we have little or no control over day-to-day operations. Litigation may lead to a decline in the sales and operating results of our locations and divert our management resources regardless of whether the allegations in such litigation are valid or whether we are liable.

Further, we may be subject to employee, franchisee, independent operator and other claims in the future based on, among other things, discrimination, harassment, wrongful termination and wage, rest break and meal break issues, including those relating to overtime compensation. We have been subject to these types of claims in the past, and if one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition and operating results could be harmed.

Certain governmental authorities and private litigants have recently asserted claims against franchisors for provisions in their franchise agreements which restrict franchisees from soliciting and/or hiring the employees of other franchisees or the applicable franchisor. Claims against franchisors for such “no-poaching” clauses include allegations that these clauses violate state and federal antitrust and unfair practices laws by restricting the free movement of employees of franchisees or franchisors (including both corporate employees and the employees of company-operated locations), thereby depressing the wages of those employees. All of our brands operating in the United States have had no-poaching clauses in their franchise agreements. In 2018, the Attorney General of the State of Washington issued civil investigative demands to a number of franchisors seeking information concerning no-poaching clauses in their franchise agreements. Beginning in January 2019, several brands, including ABRA, CARSTAR, Maaco, Meineke, Fix Auto USA and 1-800-Radiator & A/C, received civil investigative demands requesting information concerning their use of no-poaching clauses. To resolve objections to these clauses raised by the Washington Attorney General, these brands entered into an Assurance of Discontinuance with the state agreeing to no longer include such provision in any U.S. franchise agreement or renewal franchise agreement signed after the date of the Assurance of Discontinuance, to not enforce any such provisions in any of their existing franchise agreements and to notify their franchisees of these changes. In the case of Washington-based franchisees, these brands agreed to seek amendments to their franchise agreements removing the no-poaching clauses. No fines or other monetary penalties were assessed against the brands. Prior to receipt of the civil investigative demands, our then existing brands operating in the United States decided to delete the no-poaching clauses in their franchise agreements. All of our brands have notified franchisees that they do not intend to enforce the no-poaching clauses in their existing franchise agreements. Our brands operating outside of the United States also have decided to delete the no-poaching clauses, if any, contained in their franchise agreements, to the extent they are entering into new franchise agreements. Our brands may be subject to claims arising out of their prior inclusion of no-poaching clauses in their franchise agreements that may have restricted the employment opportunities of employees of our brands. Any adverse results in any cases or proceedings that may be brought against our brands by any governmental authorities or private litigants may materially and adversely affect our business and results of operations.

We may have product liability exposure that adversely affects our results of operations.

Our locations and franchisees may receive or produce defective products, which may adversely impact the relevant brand’s goodwill. There can be no assurance that the insurance held by franchisees will be adequate to cover the associated risks of the sale of defective products, or that, as a franchise and the associated potential liabilities grows, a franchisee will be able to secure an increase in its insurance coverage. Accordingly, in cases in which a franchisee experiences increased insurance premiums or must pay claims out of pocket, the franchisee may not have the funds necessary to pay franchisee payments owed to us. In cases in which insurance premiums increase or claims are required to be paid by us, the profitability of our business may decrease. Each of these outcomes could, in turn, materially and adversely affect our business and results of operations. In the event that product liability arises, to the extent such liability is either not covered by our or the franchisees’ insurance or exceeds the policy limits of our or the franchisees’ insurance, the aggrieved parties could seek to recover their losses from us, whether or not we are legally or contractually entitled to do so, which could increase litigation costs or result in liability for us.

We are subject to payment-related risks.

For our sales to our customers, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers and electronic payment systems. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply with the foregoing rules or requirements could harm our brand, reputation, business and results of operations.

Catastrophic events may disrupt our business in a manner that adversely affects our business.

Unforeseen events, including war, terrorism and other international, regional or local instability or conflicts (including current or future civil unrest and labor issues), embargos, public health issues (including widespread/pandemic illness or disease outbreaks such as coronavirus), and natural disasters such as hurricanes, earthquakes, or other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations, disrupt the operations of franchisees, distributors, suppliers or customers, or result in political or economic instability. These events could reduce demand for our products or make it difficult or impossible to receive products from our distributors or suppliers, which could have a material adverse effect on our business and results of operations.

Instability, disruption or destruction caused by civil insurrection or social unrest may affect the markets in which we operate, our suppliers, customers, sales of products and customer service.

Our business, and the business of our suppliers, may be adversely affected by instability, disruption, or destruction caused by riots, civil insurrection, social unrest, manmade disasters or crimes. There have been recent demonstrations and protests in cities throughout the United States. Though they have generally been peaceful, in some locations they have been accompanied by damage and loss of merchandise. These events may result in closures of our locations, declines in customer traffic, and/or property damage and loss to our locations. Further, governmental authorities in affected cities and regions have taken and may continue to take actions in an effort to protect people and property while permitting lawful and non-violent protest, including curfews and restrictions on business operations, which may be disruptive to our operations and may also harm consumer confidence and perceptions of personal well-being and security. In addition, consumer reaction to any statements we or our franchisees or independent operators may make in response to the protests, or to matters directly or indirectly related to the protests, could be perceived in a way that negatively impacts our reputation, value and image. All of the foregoing may negatively affect our sales, which could have a material adverse effect on our business and results of operations.

We and our franchisees lease or sublease the land and buildings where a number of our locations are situated, which could expose us to possible liabilities and losses.

We and our franchisees lease the land and buildings where a significant number of our locations are located. The terms of the leases and subleases vary in length, with primary terms (i.e., before consideration of option periods) expiring on various dates. In addition, franchisees’ obligations or the company-operated location’s obligations to pay rent are generally non-cancelable, even if the location operated at the leased or subleased location is closed. In the case of subleased locations, in the event the applicable franchisee fails to make required payments, we may not be able to recover those amounts. As leases expire, the franchisees or the company-operated locations may be unable to negotiate renewals on commercially acceptable terms or at all, which could cause the franchisees or the company-operated locations to close locations in desirable locations or otherwise negatively affect profits, which in turn could negatively affect our business and results of operations.

Our current locations may become unattractive, and attractive new locations may not be available for a reasonable price, if at all, which could adversely affect our business.

The success of any of our locations depends in substantial part on its location. There can be no assurance that our current locations will continue to be attractive as demographic patterns and trade areas change. For example, neighborhood or economic conditions where our locations are located could decline in the future, thus resulting in potentially reduced sales. In addition, rising real estate prices in some areas may restrict our ability or our franchisees’ ability to purchase or lease new desirable locations. If desirable locations cannot be obtained at reasonable prices, our ability to execute our growth strategies could be adversely affected, and we may be affected by declines in sales as a result of the deterioration of certain locations, each of which could materially and adversely affect our business and results of operations.

Our financial performance could be materially adversely affected if we fail to retain, or effectively respond to a loss of, key executives.

The success of our business depends on the contributions of key executives and senior management, including our President and Chief Executive Officer, Jonathan Fitzpatrick, and our Executive Vice President and Chief Financial Officer, Tiffany Mason. The departure of key executives or senior management could have a material adverse effect on our business and long-term strategic plan. We have a succession plan that includes short-term and long-term planning elements intended to allow us to successfully continue operations should any of our key executives or senior management become unavailable to serve in their respective roles. However, there is a risk that we may not be able to implement the succession plan successfully or in a timely manner or that the succession plan will not result in the same financial performance we currently achieve under the guidance of our existing executive team. Any lack of management continuity could adversely affect our ability to successfully manage our business and execute our growth strategy, as well as result in operational and administrative inefficiencies and added costs, and may make recruiting for future management positions more difficult.

We might be adversely impacted by the Brexit withdrawal of the United Kingdom from the European Union.

We have operations in the U.K. and the European Union (“E.U.”) and face risks associated with the uncertainty and potential disruptions that might follow the United Kingdom withdrawing from the European Union (“Brexit”). Brexit could adversely affect political, regulatory, economic or market conditions and contribute to instability in global political institutions, regulatory agencies and financial markets. For example, we might experience volatility in exchange rates and interest rates and changes in laws regulating our U.K. operations. Customers might reduce purchases due to the uncertainty caused by Brexit. Any of these risks might have a materially adverse impact on our business operations and our financial position or results of operations.

Risks Related to Intellectual Property

We depend on our intellectual property to protect our brands; Litigation to enforce or defend our intellectual property rights may be costly.

Our intellectual property is material to the conduct of our business. Our success depends on our and our franchisees’ continued ability to use our intellectual property and on the adequate protection and enforcement of such intellectual property. We rely on a combination of trademarks, service marks, copyrights trade secrets and similar intellectual property rights to protect our brands. The success of our business strategy depends, in part, on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded services and products in both existing and new markets. There can be no assurance that the steps we take to protect and maintain our rights in our intellectual property will be adequate, or that third parties will not infringe, misappropriate or violate our intellectual property. If any of our efforts to protect our intellectual property is not adequate, or if any third party infringes, misappropriates or violates our intellectual property, the value of our brands may be harmed. As a result, if we are unable to successfully protect, maintain, or enforce our rights in our intellectual property, there could be a material adverse effect on our business and results of operations. Such a material adverse effect could result from, among other things, consumer confusion, dilution of the distinctiveness of our brands, or increased competition from unauthorized users of our brands, each of which may result in decreased revenues and a corresponding decline in profits. In addition, to the extent that we do, from time to time, institute litigation to enforce our intellectual property rights, such litigation could result in substantial costs and diversion of resources and could negatively affect profits, regardless of whether we are able to successfully enforce such rights.

We may fail to establish trademark rights in the countries in which we operate.

Our success depends on our and our franchisees’ continued ability to use our trademarks in order to capitalize on our name-recognition, increase awareness of our brands and further develop our brands in the countries in which we operate. We have registered certain trademarks and have other trademark applications pending in the United States and certain foreign jurisdictions. Registrations for “Fix Auto USA” are owned and maintained by a third-party licensor. See “—We do not own certain software that is used in operating our business, and our proprietary platforms and tools incorporate open source software.” Not all of the trademarks that we use have been registered in all of the countries in which we do business or may do business in the future, and some trademarks may never be registered in all of these countries. Some countries’ laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties (other than Mondofix in the case of “Fix Auto USA”) may have filed for “1-800 Radiator,” “ABRA,” “Carstar,” “Drive N Style,” “Econo Lube N’ Tune,” “Maaco,” “Meineke,” “Merlin”, “Pro Oil Change,” “Take 5 Oil Change,” “IMO” or similar marks in countries where we have not registered the brands as trademarks. Rights in trademarks are generally national in character, and are obtained on a country-by-country basis by the first person to obtain protection through use or registration in that country in connection with specified products and services. Some countries’ laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties may have filed for trademarks that are the same or similar to our brands in countries where we have not registered our brands as trademarks. Accordingly, we may not be able to adequately protect our brands everywhere in the world and use of our brands may result in liability for trademark infringement, trademark dilution or unfair competition. In addition, the laws of some countries do not protect intellectual property to the same extent as the laws of the United States and Canada. All of the steps we have taken to protect our intellectual property in the United States, Canada and in the foreign countries in which we operate may not be adequate.

If franchisees and other licensees do not observe the required quality and trademark usage standards, our brands may suffer reputational damage, which could in turn adversely affect our business.

We license certain intellectual property to franchisees, advertisers and other third parties. The franchise agreements and other license agreements require that each franchisee or other licensee use our trademarks in accordance with established or approved quality control guidelines and, in addition to supply agreements, subject the franchisees, other licensees and suppliers that provide products to our brands, as applicable, to specified product quality standards and other requirements in order to protect the reputation of our brands and to optimize the performance of our locations. We contractually require that our franchisees and licensees maintain the quality of our brand, however, there can be no assurance that the permitted licensees, including franchisees, advertisers and other third parties, will follow such standards and guidelines, and accordingly their acts or omissions may negatively impact the value of our intellectual property or the reputation of our brands. Noncompliance by these entities with the terms and conditions of the applicable governing franchise or other agreement that pertains to servicing and repairs, health and safety standards, quality control, product consistency, timeliness or proper marketing or other business practices, may adversely impact the goodwill of our brands. For example, franchisees and other licensees may use our trademarks improperly in communications, resulting in the weakening of the distinctiveness of our brands. Although we monitor and restrict franchisee activities through our franchise agreements, franchisees or third parties may refer to or make statements about our brands that do not make proper use of trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our brands or place our brands in a context that may tarnish their reputation. Franchisees or company-operated locations may also produce or receive through the supply chain defective products, which may adversely impact the goodwill of our brands. There can be no assurance that the franchisees or other licensees will not take actions that could have a material adverse effect on our intellectual property.

We may become subject to third-party infringement claims or challenges to IP validity.

We may in the future become the subject of claims asserted by third parties for infringement, misappropriation or other violation of their intellectual property rights in areas where we or our franchisees operate or where we intend to conduct operations, including in foreign jurisdictions. Such claims, whether or not they have merit, could be time-consuming, cause delays in introducing new products or services, harm our image, our brands, our competitive position or our ability to expand our operations into other jurisdictions and lead to significant costs related to defense or settlement. As a result, any such claim could harm our business and cause a decline in our results of operations and financial condition, which in turn may materially and adversely affect our business and results of operations.

If such claims were decided against us, then we could be required to pay damages, cease offering infringing products or services on short notice, develop or adopt non-infringing products or services, rebrand our products, services or even our businesses, and we could be required to make costly modifications to advertising and promotional materials or acquire a license to the intellectual property that is the subject of the asserted claim, which license may not be available on acceptable terms or at all. The attendant expenses that we bear could require the expenditure of additional capital, and there would be expenses associated with the defense of any infringement, misappropriation, or other third-party claims, and there could be attendant negative publicity, even if ultimately decided in our favor. In addition, third parties may assert that our intellectual property is invalid or unenforceable. If our rights in any of our intellectual property were invalidated or deemed unenforceable, then third parties could be permitted to engage in competing uses of such intellectual property which, in turn, could lead to a decline in location revenues and sales, and thereby negatively affect our business and results of operations.

We do not own certain software that is used in operating our business, and our proprietary platforms and tools incorporate open source software.

We utilize both commercially available third-party software and proprietary software to run point-of-sale, diagnostics, pricing, inventory and various other key functions. While such software can be replaced, the delay, additional costs, and possible business interruptions associated with obtaining, renewing or extending software licenses or integrating a large number of substitute software programs contemporaneously could adversely impact the operation of our locations, thereby reducing profits and materially and adversely impacting our business and results of operations.

In addition, we use open source software in connection with our proprietary software and expect to continue to use open source software in the future. Some open source licenses require licensors to provide source code to licensees upon request, or prohibit licensors from charging a fee to licensees. While we try to insulate our proprietary code from the effects of such open source license provisions, we cannot guarantee we will be successful. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to such open source software, including by demanding release of the open source software, derivative works or our proprietary source code that was developed or distributed with such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. We cannot assure you that we have not incorporated open source software into our proprietary software in a manner that may subject our proprietary software to an open source license that requires disclosure, to customers or the public, of the source code to such proprietary software. Any such disclosure would have a negative effect on our business and the value of our proprietary software.

We are heavily dependent on computer systems and information technology and any material failure, interruption or security breach of our computer systems or technology could impair our ability to efficiently operate our business.

We are dependent upon our computer systems, including certain of our own proprietary software, and other information technology to properly conduct our business, including, but not limited to, point-of-sale processing in our locations, management of our supply chain, collection of cash, payment of obligations and various other processes and procedures. See “—We do not own certain software that is used in operating our business, and our proprietary platforms and tools incorporate open source software” herein. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these information technology systems. The failure of these systems to operate effectively, an interruption, problems with maintenance, upgrading or transitioning to replacement systems, fraudulent manipulation of sales reporting from our locations or a breach in security of any of these systems could result in loss of sales and franchise royalty payments, cause delays in customer service, result in the loss of data, create exposure to litigation, reduce efficiency, cause delays in operations or otherwise harm our business. Significant capital investments might be required to remediate any problems. Any security breach involving any of our point-of-sale or other systems could result in a loss of consumer confidence and potential costs associated with fraud or breaches of data security laws. Also, despite our considerable efforts to secure our computer systems and information technology, security breaches, such as unauthorized access and computer viruses, may occur, resulting in system disruptions, shutdowns or unauthorized disclosure of confidential information. A security breach of our computer systems or information technology could require us to notify customers, employees or other groups, result in adverse publicity, loss of sales and profits, and could result in penalties or other costs that could adversely affect the operation of our business and results of operations.

The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of confidential information, and/or damage to our employee and business relationships, all of which could lead to loss and harm our business.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include an unauthorized party gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information about customers, franchisees, independent operators, our company, vendors or employees. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. The company has been subject to attempted cyber-attacks in the past and may continue to be subject to such attacks in the future. A successful cyber-attack or other cyber incident experienced by us or our service providers could cause an interruption of our operations, could damage our relationship with franchisees and independent operators, and could result in the exposure of private or confidential data, potentially resulting in litigation. In addition to maintaining insurance coverage to address cyber incidents, we have also implemented processes, procedures and controls to help mitigate these risks. However, these measures, as well as our increased awareness of a risk of a cyber incident, do not guarantee that our reputation and financial results will not be adversely affected by any incident or event that occurs.

Because our locations accept electronic forms of payment from our customers, our business requires the collection and retention of customer data, including credit and debit card numbers and other personally-identifiable information in various information systems that we and our franchisees maintain in conjunction with third parties with whom we contract to provide credit card processing services. We also maintain important internal company data, such as personally-identifiable information about our employees, franchisees, and independent operators and information relating to our operations. Our use of personally-identifiable information is regulated by foreign, federal, state and provincial laws, as well as by certain third-party agreements. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations. If our security and information systems are compromised or if our employees or franchisees fail to comply with these laws, regulations, or contract terms, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and could disrupt our operations and result in costly litigation, judgments, or penalties resulting from violation of federal, state and provincial laws and payment card industry regulations. A cyber incident could also require us to notify law enforcement agencies, customers, employees or other groups, result in fines or require us to incur expenditures in connection with remediation, require us to pay increased fees to third parties, result in adverse publicity, loss of sales and profits, or require us to incur other costs, any of which could adversely affect the operation of our business and results of our operations.

Changing regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and harm our brands in a manner that adversely affects our business.

The United States, Canada and other jurisdictions in which we operate are increasingly adopting or revising privacy, information security and data protection laws and regulations (“Privacy and Data Protection Laws”) that could have a significant impact on our current and planned privacy, data protection and information security related practices, including our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. In the United States, this includes increased privacy related enforcement activity at both the federal level and the state level, including the implementation of the California Consumer Protection Act (the “CCPA”), which came into effect in January 2020, and other state laws. In Canada, this includes the federal Personal Information Protection and Electronic Documents Act and similar laws in several Canadian provinces. In the European Union and the United Kingdom, this includes the implementation of the General Data Protection Regulation (the “GDPR”), which came into effect in May 2018, and in the UK they include the UK-GDPR, and the UK Data Protection Act of 2018 (the “UK Laws”). We, our affiliated entities and our service providers may need to take measures to ensure compliance with new, evolving and existing requirements contained in the GDPR, the CCPA, the UK Laws and other Privacy and Data Protection Laws and to address customer concerns related to their rights under any such Privacy and Data Protection Laws. We also may need to continue to make adjustments to our compliance efforts as more clarification and guidance on the requirements of the GDPR, the CCPA, the UK Laws and other Privacy and Data Protection Laws becomes available. Our ongoing efforts to ensure our and our affiliated entities’ compliance with the GDPR, the CCPA and other existing or future Privacy and Data Protection Laws affecting customer or employee data to which we are subject could result in additional costs and operational disruptions. Our and our affiliated entities and’ or services providers’ failure to comply with such laws could result in potentially significant regulatory investigations or government actions, litigation, operational disruptions, penalties or remediation and other costs, as well as adverse publicity, loss of sales and profits and an increase in fees payable to third parties. All of these implications could adversely affect our revenues, results of operations or business and financial condition.

Risks Relating to the Franchisees

As of September 26, 2020, a majority of our locations are owned and operated by franchisees and, as a result, we are highly dependent upon our franchisees.

While the franchise agreements are designed to maintain brand consistency, the high percentage of our locations owned by franchisees may expose us to risks not otherwise encountered if we had owned and controlled the locations. In particular, we are exposed to the risk of defaults or late payments by franchisees of franchisee payments. Other risks include limitations on enforcement of franchise obligations due to bankruptcy or insolvency proceedings; unwillingness of franchisees to support marketing programs and strategic initiatives; inability to participate in business strategy changes due to financial constraints; inability to meet rent obligations on subleases; failure to operate the locations in accordance with required standards; failure to report sales information accurately; efforts by one or more large franchisees or an organized franchise association to cause poor franchise relations; and failure to comply with quality and safety requirements that result in potential losses even when we are not legally liable for a franchisee’s actions or failure to act. Although we believe that our current relationships with franchisees are generally good, there can be no assurance that we will maintain strong franchise relationships. Our dependence on franchisees could adversely affect our business and financial condition, our reputation, and our brands.

Franchisees are operating entities exposed to risk.

Franchisees, as operating entities, may be natural persons or legal entities. Under certain of the franchise documents, franchisee entities are not required to be limited-purpose entities, making them potentially subject to business, credit, financial and other risks, which may be unrelated to the operations of our locations. These unrelated risks could materially and adversely affect a franchisee and its ability to make its franchisee payments in full or on a timely basis. A decrease in franchisee payments could have a material adverse effect on our business and results of operations.

Franchisee changes in control may cause complications.

The franchise documents prohibit “changes in control” of a franchisee without the consent of its “franchisor.” In the event we provide such consent, there is no assurance that a successor franchisee would be able to perform the former franchisee’s obligations under such franchise documents or successfully operate its franchise. In the event of the death or disability of a franchisee or the principal of a franchisee entity, the personal representative of the franchisee or principal of a franchisee entity may not find an acceptable transferee. In the event that an acceptable successor franchisee is not located, the franchisee would be in default under its franchise documents or otherwise not be able to comply with its obligations under the franchise documents and, among other things, the franchisee’s right to operate its franchise could be terminated. If a successor franchisee is not found, or a successor franchisee that is approved is not as successful in operating the location as the former franchisee or franchisee principal, the sales of the location would be impacted and could adversely impact our business and results of operations.

Franchise documents are subject to termination and non-renewal.

The franchise documents are subject to termination by the franchisor under the franchise documents in the event of a default generally after expiration of applicable cure periods. Under certain circumstances, including unauthorized transfer or assignment of the franchise, breach of the confidentiality provisions or health and safety violations, a franchise document may be terminated by the franchisor under the franchise document upon notice without an opportunity to cure. Generally, the default provisions under the franchise documents are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our intellectual property.

In addition, certain of the franchise documents have terms that will expire over the next 12 months. In such cases, the franchisees may renew the franchise document and receive a “successor” franchise document for an additional term. Such option, however, is contingent on the franchisee’s execution of the then-current form of franchise document (which may include increased franchise royalty rates, advertising fees and other costs or requirements), the satisfaction of certain conditions (including modernization of the location and related operations) and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of the foregoing conditions, such franchisee’s expiring franchise document and the related franchisee payments will terminate upon expiration of the term of the franchise document unless we decide to restructure the franchise documents in order to induce such franchisee to renew the franchise document. Certain of the franchise documents also have month-to-month terms (or are subject to termination by the franchisee upon notice), and are therefore subject to termination at the end of any given month (or the period following notice of termination).

Terminations or restructurings of franchise documents could reduce franchise payments or require us to incur expenses to solicit and qualify new franchises, which in turn may materially and adversely affect our business and results of operations.

We may not be able to retain franchisees or maintain the quality of existing franchisees.

Each franchised location is heavily reliant on its franchisee, many of whom are individuals who have numerous years of experience addressing a broad range of concerns and issues relevant to its business. We attempt to retain such franchisees by providing them with competitive franchising opportunities. However, we cannot guarantee the retention of any, including the top-performing, franchisees in the future, or that we will maintain the ability to attract, retain, and motivate sufficient numbers of franchisees of the same caliber, and the failure to do so could materially and adversely affect our business and results of operations. In the event a franchisee leaves our franchise and a successor franchisee is not found, or a successor franchisee that is approved is not as successful in operating the location as the former franchisee or franchisee principal, the sales of the location may be impacted.

The quality of existing franchisee operations may be diminished by factors beyond our control, including franchisees’ failure or inability to hire or retain qualified managers, mechanics, and other personnel or franchisees experiencing financial difficulty, including those franchisees that become over-leveraged. Training of managers, mechanics, and other personnel may be inadequate, especially due to advances and changes in automotive technology. These and other such negative factors could reduce the franchisees’ revenues, could impact payments under the franchise documents and could have a material adverse effect on our business and results of operations.

Our location development plans under development agreements may not be implemented effectively by franchisees.

We rely heavily on franchisees to develop our locations. Development involves substantial risks, including the following:

•	the availability of suitable locations and terms for potential development sites;

•	the ability of franchisees to fulfill their commitments to build new locations in the numbers and the time frames specified in their development agreements;

•	the availability of financing, at acceptable rates and terms, to both franchisees and third-party landlords, for locations development;

•	delays in obtaining construction permits and in completion of construction;

•	developed properties not achieving desired revenue or cash flow levels once opened;

•	competition for suitable development sites;

•	changes in governmental rules, regulations, and interpretations (including interpretations of the requirements of the ADA); and

•	general economic and business conditions.

There is no assurance that franchisees’ development and construction of locations will be completed, or that any such development will be completed in a timely manner. There is no assurance that present or future development plans will perform in accordance with expectations.

The opening and success of our locations depend on various factors, including the demand for our locations and the selection of appropriate franchisee candidates, the availability of suitable sites, the negotiation of acceptable lease or purchase terms for new locations, costs of construction, permit issuance and regulatory compliance, the ability to meet construction schedules, the availability of financing and other capabilities of franchisees. There is no assurance that franchisees planning the opening of locations will have the ability or sufficient access to financial resources necessary to open and operate the locations required by their agreements. It cannot be assured that franchisees will successfully participate in our strategic initiatives or operate locations in a manner consistent with our concepts and standards.

If our franchisees do not comply with their franchise agreements and policies or participate in the implementation of our business model, our business could be harmed.

Our franchisees are an integral part of our business. Franchisees will be subject to specified product quality standards and other requirements pursuant to the related franchise agreements in order to protect our brands and to optimize their performance. However, franchisees may provide substandard services or receive through the supply chain or produce defective products, which may adversely impact the goodwill of our brands. Franchisees may also breach the standards set forth in their respective franchise documents. We may be unable to successfully implement our business model, company policies, or brand development strategies if our franchisees do not actively participate in such implementation. The failure of our franchisees to focus on the fundamentals of each business’ operations, such as quality and service (even if such failures do not rise to the level of breaching the franchise documents), could materially and adversely affect our business and results of operations. It may be more difficult to monitor our international franchisees’ implementation of our brand strategies due to our lack of personnel in the markets served by such franchisees.

Franchisees could take actions that could harm our brands and adversely affect our business.

Franchisees are contractually obligated to operate their stores for the contractual terms and in accordance with the standards set forth in the franchise agreements. We also provide training and support to franchisees.

However, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their locations. As a result, the ultimate success and quality of any franchised location rests with the franchisee. If franchisees do not successfully operate stores for the contractual terms and in a manner consistent with required standards, franchise royalty payments to franchisor will be adversely affected and our image and reputation could be harmed, which in turn could hurt our revenues, results of operations, business and financial condition.

In addition, we may be unable to successfully implement the strategies that we believe are necessary for further growth if franchisees do not participate in that implementation. Our revenues, results of operations, business and financial condition could be adversely affected if a significant number of franchisees do not participate in brand strategies, which in turn may harm our financial condition.

Risks Related to the Securitized Debt Facility

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. Following this offering and the use of proceeds described here, we will have six series of term notes, $1,442 million of which were outstanding as of September 26, 2020, and one series of variable funding notes, which had no outstanding balance as of September 26, 2020, pursuant to the Securitization Senior Notes Indenture.

Our obligations under the notes are secured by substantially all of our and our subsidiaries’ domestic and foreign revenue-generating assets other than the assets in our Car Wash segment. Subject to the limits contained in the Securitization Senior Notes Indenture, we may be able to incur substantial additional debt from time to time to finance capital expenditures, investments, acquisitions, or for other purposes. If we do incur substantial additional debt, the risks related to our high level of debt could intensify. Specifically, our high level of indebtedness could have important consequences, including:

•	limiting our ability to obtain additional financing to fund capital expenditures, investments, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flow to be dedicated to payments to service our indebtedness instead of other purposes, thereby reducing the amount of cash flow available for capital expenditures, investments, acquisitions and other general corporate purposes;

•	increasing our vulnerability to and the potential impact of adverse changes in general economic, industry and competitive conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates; and

•	increasing our costs of borrowing.

In addition, the financial and other covenants we agreed to in the securitized debt facility may limit our ability to incur additional indebtedness, make investments, and engage in other transactions, and the leverage may cause potential lenders to be less willing to loan funds to us in the future.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future and, in particular, the ability of the assets securing our securitized debt facility to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us under our securitized variable funding notes or otherwise in amounts sufficient to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal amortization and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity investments. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

Our securitized debt facility has restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

Unless and until we repay all outstanding borrowings under our securitized debt facility, we will remain subject to the restrictive terms of these borrowings. The securitized debt facility, under which certain of our wholly-owned subsidiaries outside of our Car Wash segment have issued fixed rate notes and variable funding notes, contains a number of covenants, with the most significant financial covenant being a debt service coverage calculation. These covenants limit the ability of certain of our subsidiaries to, among other things:

•	sell assets;

•	engage in mergers, acquisitions, and other business combinations;

•	declare dividends or redeem or repurchase capital stock;

•	incur, assume, or permit to exist additional indebtedness or guarantees;

•	make loans and investments;

•	incur liens; and

•	enter into transactions with affiliates.

The securitized debt facility also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we may not satisfy such a test. A breach of these covenants could result in a rapid amortization event, as described in the next paragraph, or default under the securitized debt facility. If amounts owed under the securitized debt facility are accelerated because of a default and we are unable to pay such amounts, the investors may have the right to assume control of substantially all of the assets securing such debt facility.

If we are unable to refinance or repay amounts under the securitized debt facility prior to the expiration of the applicable term or upon rapid amortization occurring as a result of our failure to maintain specified financial ratios, our cash flow would be directed to the repayment of the securitized debt and, other than management fees sufficient to cover minimal selling, general and administrative expenses, would not be available for operating our business.

No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing.

The Securitization Senior Notes Indenture governing the securitized debt facility may restrict the cash flow from the entities subject to the securitization to us and our subsidiaries and, upon the occurrence of certain events, cash flow would be further restricted.

The Securitization Senior Notes Indenture governing the securitized debt facility requires that cash from the entities subject to the securitization be allocated in accordance with a specified priority of payments. In the ordinary course, this means that funds available to us are paid at the end of the priority of payments, after expenses and debt service for the securitized debt. In addition, in the event that a rapid amortization event occurs under the indenture governing the securitized debt (including, without limitation, upon an event of default under the indenture, failure to maintain specified financial ratios or the failure to repay the securitized debt at the end of the applicable term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business.

Developments with respect to the London Interbank Offered Rate (“LIBOR”) may affect our borrowings under our debt facilities.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority (“FCA”) announced that it expects, by no later than the end of 2021, to cease taking steps aimed at ensuring the continuing availability of LIBOR in its current form. The FCA’s announcement was stated to be aimed at encouraging market participants to use other benchmarks or reference rates in place of LIBOR. On November 24, 2017, the FCA announced that the panel banks that submit information to ICE Benchmark Administration Limited (“IBA”), as administrator of LIBOR, have undertaken to continue to do so until the end of 2021. If IBA continues to calculate and publish LIBOR up to the end of 2021, and if it does so after that time, there can be no certainty as to the basis on which it will do so.

Our securitized debt facility provides that interest may be based on LIBOR and for the use of an alternate rate to LIBOR in the event LIBOR is phased-out; however, uncertainty remains as to any such replacement rate and any such replacement rate may be higher or lower than LIBOR may have been. The establishment of alternative reference rates or implementation of any other potential changes may lead to an increase in our borrowing costs.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may fluctuate significantly and purchasers of our common stock could incur substantial losses.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (“SEC”);

•	strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	overall conditions in our industry and the markets in which we operate;

•	announcements related to litigation;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	issuance of new or updated research or reports by securities analysts;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations, or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	domestic and international economic, legal and regulatory factors unrelated to our performance;

•	announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	security breaches impacting us or other similar companies;

•	expiration of contractual lock-up agreements with our executive officers, directors and stockholders;

•	material weakness in our internal control over financial reporting; and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition, and results of operations.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The ability of our subsidiaries to pay cash dividends and/or make loans or advances to us will be dependent upon their respective abilities to achieve sufficient cash flows after satisfying their respective cash requirements, including the securitized financing facility and other debt agreements, to enable the payment of such dividends or the making of such loans or advances. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources.” Each of our

subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

We are an “emerging growth company,” and are able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and have taken advantage of certain exemptions from various disclosure requirements applicable to companies that are “emerging growth companies.” These exemptions include reduced disclosure obligations regarding executive compensation and historical financial statements. In addition, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce disclosure, there may be a less active trading market for our common stock and our stock price may decline or become more volatile and it may be difficult for us to raise additional capital if and when we need it. Upon the completion of this offering, we will no longer qualify as an “emerging growth company.”

We will incur significant costs and devote substantial management time as a result of operating as a public company, particularly after we are no longer an “emerging growth company.”

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC, and NASDAQ, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Furthermore, these rules and regulations require us to incur legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We will cease to be an “emerging growth company” upon the consummation of this offering, and once we cease to be an “emerging growth company,” we will not be entitled to the exemptions provided in the JOBS Act discussed under “Prospectus Summary—Implications of Being an Emerging Growth Company.” We expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We will be required to pay our existing owners for certain tax benefits, which amounts are expected to be material.

We will enter into an income tax receivable agreement with our existing stockholders that will provide for the payment by us to our existing stockholders of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize as a result of the realization of certain tax benefits associated with tax attributes existing at the time of the offering. These tax benefits, which we refer to as the Pre-IPO and IPO-Related Tax Benefits, include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our and our subsidiaries’ intangible assets, (ii) the utilization of certain of our and our subsidiaries’ U.S. federal and Canadian federal and provincial net operating losses, non-capital losses, disallowed interest expense carryforwards and tax credits, if any, attributable to periods prior to this offering, (iii) deductions in respect of debt issuance costs associated with certain of our and our subsidiaries’ financing arrangements, and (iv) deductions in respect of our and our subsidiaries’ offering-related expenses.

These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual utilization of the Pre-IPO and IPO-Related Tax Benefits as well as the timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

We expect that the payments we make under the income tax receivable agreement will be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full Pre-IPO and IPO-Related Tax Benefits, we expect that future payments under the income tax receivable agreement will aggregate to between $155 million and $175 million. Any future changes in the realizability of the Pre-IPO and IPO-Related Tax Benefits will impact the amount of the liability under the income tax receivable agreement. Based on our current taxable income estimates, we expect to repay the majority of this obligation by the end of our 2025 fiscal year.

The income tax receivable agreement provides that upon certain changes of control our (or our successor’s) payments under the income tax receivable agreement for each taxable year after any such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Pre-IPO and IPO-Related Tax Benefits. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the Pre-IPO and IPO-Related Tax Benefits of such subsidiary that is sold or disposed of, applying the assumptions described above. Furthermore, if we breach any of our material obligations under the income tax receivable agreement, then all of our payment and other obligations under it will be accelerated and will become due and payable, and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement which is currently estimated to be between $155 million and $175 million, applying the assumptions described above. As a result of the potential acceleration, we could be required to make payments under the income tax receivable agreement that are greater than the specified percentage of actual cash savings we and our subsidiaries ultimately realize in respect of the Pre-IPO and IPO-Related Tax Benefits. In these situations, our obligations under the income tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Our counterparties under the income tax receivable agreement will not reimburse us for any payments previously made if such Pre-IPO and IPO-Related Tax Benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in certain circumstances, payments could be made under the income tax receivable agreement in excess of our and our subsidiaries’ actual cash tax savings.

For additional information related to the income tax receivable agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, and we could be subject to potential delisting, regulatory investigations, civil or criminal sanctions and litigation.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with management’s assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Additionally, ineffective internal control over financial reporting could subject us to potential delisting from NASDAQ, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material adverse effect on our business, results of operations and financial condition.

Our Principal Stockholders will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Upon the completion of this offering, affiliates of our Principal Stockholders will together own approximately 71.4% of the outstanding shares of our common stock (or 69.9% if the underwriters exercise their option to purchase additional shares in full and after giving effect to the purchase of 2,057,624 shares of common stock from existing holders as described under “Use of Proceeds”). As long as affiliates of our Principal Stockholders own or control a majority of our outstanding voting power, our Principal Stockholders and their affiliates will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the election and removal of directors and the size of our board of directors;

•	any amendment of our articles of incorporation or bylaws; or

•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, ownership of our shares by affiliates of our Principal Stockholders may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. For example, the concentration of ownership held by our Principal Stockholders could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. In addition, our Principal Stockholders are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Many of the companies in which our Principal Stockholders invest are franchisors and may compete with us for access to suitable locations, experienced management and qualified and well-capitalized franchisees. Our Principal Stockholders may acquire or seek to acquire assets complementary to our business that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of our Principal Stockholders may not coincide with the interests of our other stockholders. So long as our Principal Stockholders continue to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, our Principal Stockholders will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions, and as long as our Principal Stockholders maintain ownership of at least 25% of our outstanding common stock, they will have special governance rights under the Stockholders Agreement. “See “Certain Relationships and Related Party Transactions—Stockholders Agreement”.

We are a “controlled company” within the meaning of NASDAQ rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, our Principal Stockholders will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of NASDAQ corporate governance standards. Under NASDAQ rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

We may utilize these exemptions as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. After we cease to be a “controlled company,” we will be required to comply with the above referenced requirements within one year.

Our organizational documents and Delaware law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	providing that our board of directors will be divided into three classes, with each class of directors serving staggered three-year terms;

•

providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;

•

empowering only the board to fill any vacancy on our board of directors (other than in respect of our Principal Stockholders’ directors (as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise, if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	prohibiting stockholders from acting by written consent if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;

•

to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the Delaware General Corporation Law (the “DGCL”), which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination between our Principal Stockholders and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

Any issuance by us of preferred stock could delay or prevent a change in control of us. Our board of directors will have the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, as long as our Principal Stockholders beneficially own at least 40% of the voting power of our outstanding common stock, our Principal Stockholders will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Together, these certificate of incorporation, bylaw and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our Principal Stockholders and their right to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law.”

Our certificate of incorporation will provide that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws, or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine. The exclusive forum provision provides that it will not apply to claims arising under the Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or stockholders. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, none of our Principal Stockholders, any affiliates of our Principal Stockholders, or any of their respective officers, directors, agents, stockholders, members or partners, will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of our Principal Stockholders will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to any Principal Stockholder, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to a Principal Stockholder. For instance, a director of our company who also serves as a director, officer, or employee of one of our Principal Stockholders or any of their portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Upon consummation of this offering, our board of directors will consist of eight members, three of whom will be our Principal Stockholders’ directors. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by one of our Principal Stockholders to itself or its affiliated funds, the portfolio companies owned by such funds or any affiliates of a Principal Stockholder instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Conflicts of Interest.”

Investors in this offering will experience immediate and substantial dilution.

Based on our pro forma net tangible book value (deficit) per share as of September 26, 2020 and an initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), we expect that purchasers of our common stock in this offering will experience an immediate and substantial dilution of $23.89 per share, or $23.77 per share if the underwriters exercise their option to purchase additional shares in full and after giving effect to the purchase of 2,057,624 shares of common stock from existing holders as described under “Use of Proceeds”, representing the difference between our pro forma net tangible book value (deficit) per share and the initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

After the completion of this offering, we will have 730,012,510 shares of common stock authorized but unissued. Our certificate of incorporation will authorize us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. At the closing of this offering, we will have approximately 6,427,157 options outstanding, which are exercisable into approximately 6,427,157 shares of common stock. We have reserved approximately 6,296,876 shares for future grant under our Omnibus Equity Plan. See “Executive Compensation—Post-IPO Equity Compensation Plans—2021 Omnibus Incentive Plan.” Any common stock that we issue, including under our Omnibus Equity Plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options would dilute the percentage ownership held by the investors who purchase common stock in this offering.

From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

After the completion of this offering and the use of proceeds therefrom, we will have 169,987,490 shares of common stock outstanding. The number of outstanding shares of common stock includes 131,987,490 shares beneficially owned by our Principal Stockholders and certain of our employees, that are “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. We, each of our officers and directors, affiliates of our Principal Stockholders and all of our other existing stockholders have agreed that (subject to certain exceptions), for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of certain underwriters, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock. See “Underwriters.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144. The underwriters may, in their sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition, our Principal Stockholders have certain rights to require us to register the sale of common stock held by our Principal Stockholders, including in connection with underwritten offerings. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

There has been no prior public market for our common stock and there can be no assurances that a viable public market for our common stock will develop or be sustained.

Prior to this offering, no public market for our shares of common stock existed and an active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters, which may not be indicative of prices that will prevail in the trading market. The price of our common stock in any such market may be higher or lower than the price that you pay in this offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriters,” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.

We do not anticipate paying dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our common stock.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our securitized financing facility contains, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on certain of our subsidiaries’ ability to pay dividends and make other restricted payments. As a result, any return to stockholders will be limited to any appreciation in the value of our common stock, which is not certain. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company issues adverse or misleading research or reports regarding us, our business model, our stock performance or our market, or if our operating results do not meet their expectations, our stock price could decline.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management, and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and include, among other things, statements relating to:

•	our strategy, outlook and growth prospects;

•	our operational and financial targets and dividend policy;

•	general economic trends and trends in the industry and markets; and

•	the competitive environment in which we operate.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:

•

our ability to compete with other businesses in the automotive aftermarket industries, including other international, national, regional and local repair and maintenance shops, paint and collision repair shops, oil change shops, automobile dealerships, and suppliers of automotive parts;

•

advances and changes in automotive technology, including, but not limited to, changes in the materials used for the construction of structural components and body panels, changes in the types of paints and coatings used for automobiles or materials used for tires, changes in engines and drivetrains to hybrid and electric technology, increased prevalence of sensors and back-up cameras, and increased prevalence of self-driving vehicles and shared mobility;

•	changes in consumer preferences, perceptions and spending patterns;

•	changes in the cost of, availability of and shipping costs of automobile supplies, parts, paints, coatings and motor oil;

•	changes in the availability or cost of labor, including health care-related costs;

•	our ability to attract and retain qualified personnel;

•	changes in interest rates, commodity prices, energy costs and other expenses;

•	global events, including recent additional tariffs and Brexit;

•	the ability of our key suppliers, including international suppliers, to continue to deliver high-quality products to us at prices similar to historical levels;

•	disruptions in the supply of specific products or to the business operations of key or recommended suppliers;

•	the willingness of our vendors and service providers to supply goods and services pursuant to customary credit arrangements;

•	our ability to maintain direct repair program relationships with insurance partners;

•	changes in general economic conditions and the geographic concentration of our locations, which may affect our business;

•	the operational and financial success of franchised, independently-operated and company-operated locations;

•	the willingness of franchisees to participate in and comply with our business model and policies;

•	our ability to successfully enter new markets and complete construction, including renovations, conversions, and build-outs of existing and additional locations;

•

risks associated with implementing our growth strategy, including our ability to open additional domestic and international franchised, independently-operated and company-operated locations and to continue to identify, acquire, and refranchise automotive aftermarket businesses, and the willingness of franchisees to continue to invest in and open new our franchises;

•	the potential adverse impact of strategic acquisitions;

•	additional leverage incurred in connection with acquisitions;

•	potential inability to achieve Acquisition EBITDA adjustments included in Acquisition Adjusted EBITDA;

•	our Acquisition Adjusted EBITDA is based on certain estimates and assumptions and is not a representation by us that we will achieve such operating results;

•	the effect of the media’s reports and social media on our reputation;

•	the effectiveness of our marketing and advertising programs;

•	the seasonality of our operations;

•	increased insurance and self-insurance costs;

•	our ability to comply with existing and future health, employment, environmental and other government regulations;

•	our ability to adequately protect our intellectual property;

•	the adverse effect of litigation in the ordinary course of business;

•	a significant failure, interruption or security breach of our computer systems or information technology;

•	catastrophic events, including war, terrorism and other international conflicts, public health issues (including the ongoing coronavirus outbreak) or natural causes;

•	the effect of restrictive covenants in the Securitization Senior Notes Indenture, and other documents related to indebtedness on our business; and

•	other risk factors included under “Risk Factors” in this prospectus.

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures, or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We expect to receive approximately $658 million of net proceeds (based upon the assumed initial public offering price of $18.50 per share, the midpoint of the range set forth on the cover page of this prospectus) from the sale of the common stock, after deducting underwriting discounts and commissions, offering expenses that have been paid by us, and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per share would increase (decrease) the net proceeds to us from this offering by approximately $36 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $18 million, assuming the assumed initial public offering price stays the same and after deducting underwriting discounts and commissions, offering expenses that have been paid by us, and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that the net proceeds to us will be approximately $758 million (based upon the assumed initial public offering price of $18.50 per share, the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, offering expenses that have been paid by us, and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering and cash on hand to repay in full the outstanding $722 million in aggregate principal amount of indebtedness under the senior credit facilities assumed in the ICWG Acquisition (the “Car Wash Senior Credit Facilities”). The interest rate, maturity date and other terms of the outstanding indebtedness under the Car Wash Senior Credit Facilities are set forth in the section of this prospectus titled “Description of Material Indebtedness.” If the underwriters exercise their option to purchase additional shares from us, we intend to use a portion of the net proceeds therefrom to acquire from certain of our existing stockholders shares of our common stock at the price paid by the underwriters for shares of our common stock in this offering and to use any remaining proceeds for general corporate purposes. None of the existing stockholders we purchase shares from will be an existing employee, executive officer or director or Principal Stockholder of the Company. While we currently have no specific plan for the use of the remaining net proceeds of this offering, we may use a significant portion of these proceeds to implement our growth strategies and generate funds for working capital. We do not have current plans to enter into any specific material merger or acquisition. Our management team will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of any remaining net proceeds will depend upon market conditions, among other factors.

DIVIDEND POLICY

We currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under our securitized financing facility and under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” and “Description of Material Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of September 26, 2020 on:

•	an actual basis, as adjusted to give effect to the Stock Split; and

•

a pro forma basis to give further effect to (i) the Reorganization, (ii) the issuance and sale of 38,000,000 shares of our common stock in this offering at an assumed initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the application of the net proceeds of this offering as described under “Use of Proceeds” and (iv) the impact of the liability pursuant to the income tax receivable agreement as described under “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited financial statements and related notes thereto.

	As of September 26, 2020
in thousands (except per share data)	Actual	Pro Forma(1)
Cash and cash equivalents	$184,356	$127,498

Total debt	$2,098,092	$1,422,102

Shareholders’ equity:
Common stock—$0.01, par value; 10,000 shares authorized, 1,430 shares issued and outstanding (actual); 900,000,000 shares authorized, 169,987,490 shares issued and outstanding (pro forma);	—	1,700
Preferred stock—$0.01, par value; no shares authorized, issued or outstanding (actual); 100,000,000 shares authorized, no shares issued and outstanding (pro forma);	—	—
Additional paid-in capital	—	449,392
Accumulated earnings	1,092,959	1,095,311
Accumulated other comprehensive loss	(9,918)	(9,918)
Non-controlling interest	1,830	1,830

Total shareholders’ equity	$1,084,871	$1,538,315

Total capitalization	$3,182,963	$2,960,417

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $36 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, total shareholders’ equity and total capitalization by approximately $18 million.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after giving effect to this offering. Pro forma net tangible book value per share represents the book value of our tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our historical net tangible book deficit as of September 26, 2020 was approximately $1.4 billion or $10.33 per share. Our historical net tangible book deficit represents the amount of our total tangible assets (total assets less goodwill and total intangible assets) less total liabilities. Historical net tangible book deficit per share represents historical net tangible book deficit divided by the number of shares of common stock issued and outstanding as of September 26, 2020, as adjusted for the Stock Split.

Our pro forma net tangible book deficit as of September 26, 2020 would have been $0.9 billion or $5.39 per share, based on 169,987,490 shares of our common stock outstanding, which gives effect to our sale of 38,000,000 shares of common stock in this offering at an assumed initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates the dilution per share of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock:

Assumed initial public offering price per share		$18.50
Historical net tangible book deficit per share as of September 26, 2020	(10.33)
Increase per share attributable to this offering	4.94

Pro forma net tangible book value (deficit) per share after this offering	(5.39)
Dilution in net tangible book deficit per share to new investors participating in this offering		23.89

Dilution is determined by subtracting pro forma net tangible book value (deficit) per share after this offering from the initial public offering price per share of common stock.

The following table summarizes, as of September 26, 2020, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $18.50 per share, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
in thousands (except share, per share)	Number	Percent	Amount	Percent
Existing stockholders	131,987,490	78%	$1,294,987	65%	$9.81
Investors in the offering	38,000,000	22%	703,000	35%	18.50

Total	169,987,490	100%	$1,997,987	100%	$11.75

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $38 million, $38 million and $1.00 per share, respectively.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock and we were to purchase shares from existing holders as described under “Use of Proceeds”, the percentage of common stock held by existing investors would be 75%, and the percentage of shares of common stock held by new investors would be 25%.

The foregoing tables and calculations are based on 131,987,490 shares of our common stock outstanding as of September 26, 2020, and except as otherwise indicated:

•	excludes 12,935,565 shares of common stock reserved for issuance under our 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), including:

•

Stock options to purchase 6,361,116 shares of our common stock at an exercise price equal to the price to the public in this offering to be issued to certain holders of profits interests in Driven Investor LLC;

•

Stock options to purchase 43,243 shares of our common stock at an exercise price equal to the price to the public in this offering to be issued to certain of our directors in connection with this offering; and

•	234,330 shares of common stock underlying performance share units or restricted share units to be granted to certain of our employees in connection with this offering. See “Executive Compensation”;

•

excludes stock options to purchase 22,797 shares of our common stock with a weighted-average exercise price of $12.08 per share to be issued to holders of existing options to purchase units in Driven Investor LLC;

•

excludes 1,847,938 shares of our common stock that will become available for future issuance under our Employee Stock Purchase Plan, or the ESPP, and shares of our common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•

gives effect to the completion of the Reorganization prior to the closing of this offering, as a result of which there will be an aggregate of 131,987,490 shares of common stock outstanding (including 3,984,430 shares of restricted stock) based on an assumed initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) as further described in the section titled “Reorganization”;

•	assumes an initial public offering price of $18.50 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase up to 5,700,000 additional shares of common stock in this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On August 3, 2020 (the “Acquisition Date”), Driven Investor LLC, the parent company of Driven Brands Holdings Inc. and Subsidiaries (collectively referred to as “Driven Brands” or the “Company”), completed the ICWG Acquisition. As a result of the ICWG Acquisition, the Company has expanded its service offerings by entering into the car wash business. Under the merger agreement, ICWG’s shareholders received 217,980 Class A common units of Driven Investor LLC. Driven Investor LLC contributed ICWG to Driven Brands Holdings Inc. in exchange for 430 shares of the Company’s common stock.

The following unaudited pro forma condensed consolidated financial information is presented to illustrate the estimated effects of: (i) the ICWG Acquisition based on the historical results of operations of Driven Brands and Shine Holdco and (ii) the Reorganization, the completion of this offering, adjustment to include the impact of the income tax receivable agreement, elimination of Roark management fees, and the application of the net proceeds of this offering as described under “Use of Proceeds” (the “IPO Transaction” and, together with the ICWG Acquisition, the “Transactions”). It is presented as follows:

•

The unaudited pro forma condensed consolidated statement of operations for the year ended December 28, 2019 was prepared based on (i) the historical audited consolidated statement of operations of Driven Brands for the fiscal year ended December 28, 2019 and (ii) the historical audited consolidated income statement of Shine Holdco (UK) Limited, the parent company of ICWG, for the fiscal year ended December 31, 2019.

•

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 26, 2020 was prepared based on (i) the historical unaudited condensed consolidated statement of income of Driven Brands for the nine months ended September 26, 2020 and (ii) the historical unaudited consolidated income statement of Shine Holdco from January 1, 2020 through August 2, 2020.

•

The unaudited pro forma condensed consolidated balance sheet as of September 26, 2020 was prepared based on the historical unaudited condensed consolidated balance sheet of Driven Brands as of September 26, 2020.

The ICWG Acquisition was accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”), with the Company deemed to be the acquirer for financial accounting purposes.

The historical consolidated financial statements of Shine Holdco were originally prepared using British pounds sterling (“GBP”) as the reporting currency. The Shine Holdco income statements presented within the unaudited condensed consolidated statements of operations herein have been translated from GBP to U.S. Dollars (“USD”) using the average monthly exchange rates for the periods and are presented in accordance with U.S. GAAP accounting guidance.

Assumptions underlying the Transaction Accounting Adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated statement of operations data for the year ended December 28, 2019 and the nine months ended September 26, 2020 give effect to the Transactions as if they had occurred on December 30, 2018, the beginning of the Company’s fiscal year 2019. The unaudited pro forma condensed consolidated balance sheet data as of September 26, 2020 gives effect to the Transactions as if they occurred on September 26, 2020.

The unaudited pro forma condensed consolidated financial information has been prepared by the Company for illustrative and informational purposes only in accordance with Regulation S-X Article 11, “Pro Forma Financial Information”, as amended by the final rule, “Amendments to Financial Disclosures About Acquired and Disposed Businesses”, as adopted by the SEC on May 21, 2020. The Company elected to voluntarily comply with the amended rules in advance of the mandatory compliance date. The unaudited pro forma condensed consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s condensed consolidated results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future operating results of the combined company. The unaudited condensed consolidated pro forma financial information does not include adjustments to reflect any potential revenue synergies or cost savings that may be achievable in connection with the Transactions.

The acquisition method of accounting requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date. The excess of the purchase price over the amount assigned to tangible and intangible assets acquired and liabilities assumed is recognized as goodwill. Management’s estimates of fair values of tangible and intangible assets acquired and liabilities assumed is based in part on preliminary third-party valuations. The preliminary allocation of the purchase price reflected in this unaudited pro forma condensed consolidated financial information is based upon preliminary valuation, and the Company’s estimates and assumptions are subject to change. Therefore, upon additional analysis, it is possible that the fair values of assets acquired and liabilities assumed could differ from those presented in the unaudited pro forma condensed consolidated financial information and such differences could be material.

The unaudited pro forma condensed consolidated financial information reflects Transaction Accounting Adjustments that the Company believes are necessary to present the Company’s unaudited pro forma condensed consolidated financial information following the closing of the Transactions as of and for the periods indicated. The Transaction Accounting Adjustments are based on currently available information and assumptions that the Company believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Transactions, and reflective of adjustments necessary to report the Company’s balance sheet and statements of operations as if Driven Brands completed the Transactions as of September 26, 2020 for the balance sheet and the beginning of fiscal 2019 for the statements of operations. In addition, the unaudited pro forma condensed consolidated financial information will differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets acquired and liabilities assumed are preliminary and subject to change when the formal valuation and other analyses are finalized. Upon completion of the valuation analysis, there may be additional increases or decreases to the recorded book values of Shine Holdco’s assets and liabilities, including, but not limited to trademarks and property, plant, equipment. The differences between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information. The preliminary estimates associated with purchase accounting are expected to be finalized within the measurement period provided by ASC 805.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for year ended December 28, 2019

(Dollars in thousands, except per share data)

	Historical					Transaction Accounting Adjustments
	Driven Brands (Historical)	U.K. GAAP Shine Holdco (in GBP)	U.K. GAAP to U.S. GAAP Adjustments (in GBP)		Shine Holdco[1] (in USD)	Reclassification Adjustments	ICWG Acquisition		IPO Transaction		Pro Forma Combined
Revenues:
Franchise royalties and fees	$114,872	£—	£—		$—	$—	$—		$—		$114,872
Shine Holdco turnover	—	262,852	—		335,946	(335,946)	—		—		—
Company-operated store sales	335,137	—	—		—	144,766	—		—		479,903
Independently-operated store sales	—	—	—		—	185,316	—		—		185,316
Advertising contributions	66,270	—	—		—	—	—		—		66,270
Supply and other revenue	83,994	—	—		—	5,864	—		—		89,858

Total revenue	600,273	262,852	—		335,946	—	—		—		936,219
Operating expenses:
Shine Holdco cost of sales	—	146,932	—		187,719	(187,719)	—		—		—
Company-operated store expenses	218,988	—	—		—	78,359	(642)	N	—		296,705
Independently-operated store expenses	—	—	—		—	106,293	669	N	—		106,962
Advertising expenses	69,779	—	—		—	—	—		—		69,779
Supply and other expenses	57,700	—	—		—	3,067	—		—		60,767
Administrative expenses – excluding profit on disposal	—	118,690	(35,240)	A,B,C,D,H	106,408	(106,408)	—		—		—
Selling, general, and administrative expenses	142,249	—	—		—	59,843	—		(4,144)	P	197,948
Acquisition costs	11,595	—	—		—	—	13,592	K	—		25,187
Store opening costs	5,721	—	—		—	—	—		—		5,721
Depreciation and amortization	24,220	—	—		—	39,862	9,075	I,J	—		73,157
Asset impairment charges	—	—	—		—	6,703	—		—		6,703
(Profit) loss on disposal of tangible assets	—	(51,250)	53,604	D	4,258	—	—		—		4,258

Operating income	70,021	48,480	(18,364)		37,561	—	(22,694)		4,144		89,032
Interest receivable and similar income	—	(507)	—		(647)	647	—		—		—
Interest payable and similar expense	—	77,552	(31,844)	D,E,F	58,566	(58,566)	—		—		—
Interest expense, net	56,846	—	—		—	57,919	11,505	M	(64,442)	Q	61,828
Loss on debt extinguishment	595	—	—		—	—	—		—		595

Income before taxes	12,580	(28,565)	13,480		(20,358)	—	(34,199)		68,586		26,609

Tax on loss on ordinary activities	—	2,907	(3,237)	G	(500)	500	—		—		—
Income tax expense (benefit)	4,830	—	—		—	(500)	(20,391)	O	16,541	R	480

Net income (loss)	$7,750	£(31,472)	16,717		(19,858)	—	(13,808)		$52,045		26,129

	Historical				Transaction Accounting Adjustments
	Driven Brands (Historical)	U.K. GAAP Shine Holdco (in GBP)	U.K. GAAP to U.S. GAAP Adjustments (in GBP)	Shine Holdco[1] (in USD)	Reclassification Adjustments	ICWG Acquisition	IPO Transaction	Pro Forma Combined
Net income (loss) attributable to non-controlling interest	$19	£(65)	£—	$(83)	$—	$—	$—	$(64)

Loss for the financial year attributable to: Shareholders of Shine Holdco’s parent company	—	£(31,407)	£16,717	$(19,775)	19,775	—	—	—

Net income (loss) attributable to Driven Brands Holding, Inc.	$7,731	—	—	—	(19,775)	$(13,808)	$52,045	$26,193

Earnings per share:
Basic and diluted	$7,731							$0.20
Weighted average shares outstanding
Basic and diluted	1,000							128,298,900

1 – The Shine Holdco (in USD) column is equal to the U.K. GAAP Shine Holdco (in GBP) column plus U.K. GAAP to U.S. GAAP Adjustments (in GBP) column translated by using the average monthly exchange rates for the period presented.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for nine months ended September 26, 2020

(Dollars in thousands, except per share data)

	Historical					Transaction Accounting Adjustments
	Driven Brands (Historical)	January 1 through August 2, 2020 U.K. GAAP Shine Holdco (in GBP)	U.K. GAAP to U.S. GAAP Adjustments (in GBP)		Shine Holdco[1] (in USD)	Reclassification Adjustments	ICWG Acquisition		IPO Transaction		Pro Forma Combined
Revenues
Franchise royalties and fees	$94,214	£—	£—		$—	$—	$—		$—		$94,214
Shine Holdco turnover	—	158,601	—		200,286	(200,286)	—		—		—
Company-operated store sales	323,339	—	—		—	102,250	—		—		425,589
Independently-operated store sales	30,595	—	—		—	94,991	—		—		125,586
Advertising contributions	42,429	—	—		—	—	—		—		42,429
Supply and other revenue	125,115	—	—		—	3,045	—		—		128,160

Total revenue	615,692	158,601	—		200,286	—	—		—		815,978
Operating expenses	—	—	—		—	—	—		—		—
Shine Holdco cost of sales	—	93,587	—		118,168	(118,168)	—		—		—
Company-operated store expenses	202,333	—	—		—	59,587	(386)	N	—		261,534
Independently-operated store expenses	17,995	—	—		—	57,036	403	N	—		75,434
Advertising expenses	42,429	—	—		—	—	—		—		42,429
Supply and other expenses	70,167	—	—		—	1,545	—		—		71,712
Administrative expenses – excluding profit on disposal	—	71,221	(32,886)	A,C, D, H	48,399	(48,399)	—		—		—
Selling, general, and administrative expenses	153,162	—	—		—	24,062	4,700	L, K	(6,431)	P	175,493
Acquisition costs	13,287	—	—		—	—	(6,773)	K	—		6,514
Store opening costs	1,921	—	—		—	—	—		—		1,921
Depreciation and amortization	32,656	—	—		—	24,337	148	I, J, L	—		57,141
Asset impairment charges	6,732	—	—		—	—	—		—		6,732
(Profit) loss on disposal of tangible assets	—	(22,097)	28,269	D	6,724	—	(35,644)	L	—		(28,920)

Operating income	75,010	15,890	4,617		26,995	—	37,552		6,431		145,988
Interest receivable and similar income	—	(270)	—		(340)	340	—		—		—
Interest payable and similar expense	—	45,943	(16,472)	D, E, F	37,646	(37,646)	—		—		—
Interest expense	64,973	—	—		—	37,306	(738)	L, M	(41,047)	Q	60,494
Loss on debt extinguishment	673	—	—		—	—	—		—		673

Income before taxes	9,364	(29,783)	21,089		(10,311)	—	38,290		47,478		84,821
Tax on loss on ordinary activities	—	1,744	(2)	G	2,205	(2,205)	—		—		—
Income tax expense (benefit)	6,109	—	—		—	2,205	766	O	11,574	R	20,654
Net income (loss)	$3,255	£(31,527)	£21,091		$(12,516)	$—	$37,524		$35,904		$64,167

	Historical				Transaction Accounting Adjustments
	Driven Brands (Historical)	January 1 through August 2, 2020 U.K. GAAP Shine Holdco (in GBP)	U.K. GAAP to U.S. GAAP Adjustments (in GBP)	Shine Holdco[1] (in USD)	Reclassification Adjustments	ICWG Acquisition	IPO Transaction	Pro Forma Combined
Net income (loss) attributable to non-controlling interest	$(34)	£(42)	£—	$(53)	$—	$—	$—	$(87)

Loss for the financial year attributable to: Shareholders of Shine Holdco’s parent company	—	£(31,485)	£21,091	$(12,463)	12,463	—	—	—

Net income (loss) attributable to Driven Brands Holding, Inc.	$3,289	—	—	—	(12,463)	$37,524	$35,904	$64,254

Earnings per share:
Basic and diluted	$3,029							$0.47
Weighted average shares outstanding
Basic and diluted	1,086							136,236,605

1 – The Shine Holdco (in USD) column is equal to the U.K. GAAP Shine Holdco (in GBP) column plus U.K. GAAP to U.S. GAAP Adjustments (in GBP) column translated by using the average monthly exchange rates for the period presented.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

as of September 26, 2020

(Dollars in thousands)

	Driven Brands (As Reported)	Transaction Accounting Adjustments – IPO Transaction		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$184,356	$(56,858)	V	$127,498
Accounts and notes receivable, net	88,291	—		88,291
Inventory	42,527	—		42,527
Prepaid and other assets	17,078	(4,705)	S	12,373
Income tax receivable	1,831	—		1,831
Advertising fund assets, restricted	32,472	—		32,472

Total current assets	366,555	(61,563)		304,992
Notes receivable, net	5,034	—		5,034
Property and equipment, net	899,507	—		899,507
Operating lease right-of-use assets	768,486	—		768,486
Deferred commissions	8,513	—		8,513
Intangibles, net	829,387	—		829,387
Goodwill	1,624,408	—		1,624,408

Total assets	4,501,890	(61,563)		4,440,327

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	79,906	—		79,906
Accrued expenses and other liabilities	174,926	(1,665)	V	173,261
Current portion of long term debt	21,045	(5,438)	V	15,607
Advertising fund liabilities	20,224	—		20,224

Total current liabilities	296,101	(7,103)		288,998
Long-term debt	2,077,047	(670,552)	V	1,406,495
Operating lease liabilities	715,974	—		715,974
Deferred tax liabilities	271,158	(2,352)	U	268,806
Tax receivable agreement liability	—	165,000	T	165,000
Deferred revenue	20,973	—		20,973
Accrued expenses and other long-term liabilities	35,766	—		35,766

Total liabilities	3,417,019	(515,007)		2,902,012
Shareholders’ equity	1,092,959	453,444	S, T, U, W	1,546,403
Accumulated other comprehensive income (loss)	(9,918)	—		(9,918)

Total shareholders’ equity attributable to Driven Brands Holdings Inc.	1,083,041	453,444		1,536,485

Non-controlling interest	1,830	—		1,830

Total shareholders’ equity	1,084,871	453,444		1,538,315

Total liabilities and shareholders’ equity	$4,501,890	$(61,563)		$4,440,327

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(Dollars in thousands, except per share data)

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial information presented herein has been prepared using the Company’s and Shine Holdco’s historical financial statements, and giving pro forma effect to the Transactions described herein in accordance with Article 11 of Regulation S-X with the early application of SEC Final Rule Release No. 33-10786, “Amendments to Financial Disclosures About Acquired and Disposed Businesses”.

The historical consolidated income statement and balance sheet of Shine Holdco were prepared in accordance with U.K. GAAP, specifically Financial Reporting Standard 102, the accounting standard applicable in the United Kingdom and Ireland (“U.K. GAAP”). Shine Holdco’s historical 2019 audited annual report and historical June 30, 2020 unaudited interim report, included elsewhere in this prospectus, include a reconciliation of U.K. GAAP to U.S. GAAP as a footnote disclosure. The Company has included the U.K. GAAP to U.S. GAAP adjustments noted in Shine Holdco’s 2019 audited annual report and 2020 unaudited stub period information in the unaudited pro forma condensed consolidated financial information. The Shine Holdco unaudited stub period information for 2020 includes the unaudited interim period information for June 30, 2020 included elsewhere in this prospectus plus the Shine Holdco results from July 1, 2020 through August 2, 2020. The U.K. GAAP to U.S. GAAP adjustments include goodwill amortization, reversal of fixed asset impairment reversals, capitalization of transaction costs, sale leaseback transactions, interest rate swaps, preference shares, income taxes, timing of termination payments and presentation adjustments.

This unaudited pro forma condensed consolidated financial information should be read in conjunction with the financial statements of Driven Brands and Shine Holdco as noted below:

•

Driven Brands’ historical audited consolidated financial statements, and related notes thereto, for the years ended December 28, 2019 and December 28, 2018, incorporated within this Registration Statement;

•

Driven Brands’ historical unaudited condensed consolidated financial statements, and related notes thereto, as of September 26, 2020 and September 28, 2019, incorporated within this Registration Statement;

•	Shine Holdco’s historical audited annual report and financial statements, and related notes thereto, for the years ended December 31, 2019 and 2018, incorporated within this Registration Statement

•	Shine Holdco’s unaudited interim report and financial statements, and related notes thereto, for the six months ended June 30, 2020 and June 30, 2019, incorporated within this Registration Statement

2. Preliminary Purchase Price Allocation

For purposes of the unaudited pro forma condensed consolidated financial information, Driven Brands has preliminarily allocated the purchase price related to the ICWG Acquisition to the acquired net tangible and intangible assets based on their estimated fair values as of the Acquisition Date. As such, the assets acquired and liabilities assumed, including intangible assets, presented in the table below are provisional and will be finalized in a later period once the fair value procedures are completed. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.

The following table summarizes the preliminary purchase price allocation:

August 3, 2020
Assets:
Cash	$37,011
Accounts and notes receivable	8,158
Inventory	14,935
Fixed assets	749,171
Operating lease right-of-use assets	475,435
Definite-lived intangibles	6,040
Indefinite lived intangibles	168,280
Other assets	3,782

Total assets acquired	1,462,812

Liabilities:
Accounts payable	91,220
Long-term debt	651,098
Deferred income tax liability	163,214
Operating lease liabilities	446,226
Derivative liabilities	12,714
Other liabilities	27,205

Total liabilities assumed	1,391,677

Net assets acquired	71,135

Non-controlling interest acquired	400

Total consideration paid (430 common shares)	809,000

Goodwill	$738,265

The excess of purchase consideration over net assets assumed was recorded as goodwill, which represents the strategic value assigned to Shine Holdco, including expected benefits from synergies resulting from the acquisition, as well as the knowledge and experience of the workforce in place. In accordance with applicable accounting standards, goodwill is not amortized and will be tested for impairment at least annually, or more frequently, if certain indicators are present.

Amounts preliminarily allocated to intangible assets and goodwill may change significantly, and amortization methods and useful lives may differ from the assumptions that have been used in this unaudited pro forma condensed consolidated financial information, any of which could result in a material change in operating expenses.

3. U.K. GAAP to U.S. GAAP Adjustments to Shine Holdco (UK) Limited Financial Statements

Included in the unaudited pro forma condensed consolidated financial information are the U.K. GAAP to U.S. GAAP adjustments to Shine Holdco’s income statement for the year ended December 31, 2019 and the period from January 1, 2020 through August 2, 2020. The adjustments are as follows:

A.

Reversal of goodwill amortization - Amortization expense recognized under U.K. GAAP will be reversed under U.S. GAAP. Goodwill amortization was £42,054 and £26,649 for the periods ended December 31, 2019 and August 2, 2020, respectively.

B.

Reversal of fixed asset impairment reversals – Impairment losses on fixed assets previously reversed under U.K. GAAP remain recorded under U.S. GAAP. Reversals of fixed assets impairment reversals were £7,832 and zero for the periods ended December 31, 2019 and August 2, 2020, respectively, and are recognized within administrative expenses – excluding profit on disposal.

C.

Capitalization of transaction costs – Transaction costs included in the cost of investment under U.K. GAAP are expensed as incurred under U.S. GAAP. Transaction costs incurred under U.S. GAAP in administrative expenses – excluding profit on disposal were £681 and £801 for the periods ended December 31, 2019 and August 2, 2020, respectively.

D.

Sale leaseback transactions – Shine Holdco’s sale leaseback arrangements were successful under U.K. GAAP, but the majority of the sale leaseback arrangements failed under ASC Topic 840, “Leases” (“ASC 840”) due to Shine Holdco’s continuing involvement in the asset. As a result, these arrangements are accounted for under the financing method. Reconciling differences were quantified resulting in (i) recognition of depreciation expense related to tangible assets which remain on the balance sheet under the financing method; (ii) the reversal of gains and losses recognized upon a successful sale leaseback under U.K. GAAP; (iii) recognition of interest expense related to the financing liability recognized under ASC 840; and (iv) the reversal of rent expense and amortization of deferred gains recognized under U.K. GAAP. Shine Holdco’s remaining sale leaseback arrangements were successful under U.K. GAAP and U.S. GAAP as they did not have continuing involvement. Under U.S. GAAP gains are deferred and amortized over the lease term. For the period ended December 31, 2019, and for the period from January 1, 2020 through August 2, 2020, the U.K. GAAP to U.S. GAAP adjustments to the unaudited pro forma condensed consolidated statement of operations for failed sale leaseback transactions were £54,382 and £28,671 respectively.

	Year ended December 31, 2019 (in GBP)	For the period of January 1, 2020 through August 2, 2020 (in GBP)
Decrease in administrative expenses – excluding profit on disposal	3,231	5,506
Increase in interest payable and similar expense	(4,009)	(5,908)
Decrease in profit on disposal of tangible assets	(53,604)	(28,269)

Transaction accounting adjustments for failed sale leaseback transactions	(54,382)	(28,671)

E.

Interest rate swaps –The interest rate swaps qualified for hedge accounting under U.K. GAAP but do not qualify for hedge accounting under ASC Topic 815, “Derivatives and Hedging” due to the lack of preparation of contemporaneous hedge documentation. Therefore, any gain or loss recognized in other comprehensive income under U.K. GAAP is reversed and recognized in profit or loss under U.S. GAAP. The loss on interest rate swaps was £5,255 and £3,418 for the periods ended December 31, 2019 and August 2, 2020, respectively, and was recognized within interest payable and similar expense.

F.

Preferred shares - Under U.K. GAAP, preferred shares are recognized as a financial liability if an issuer has a contractual obligation to deliver cash or another financial asset to settle the shares or does not have the unconditional right to avoid making payments to the holders of the shares. Shine Holdco’s shares have certain redemption provisions that are outside the control of the issuer, therefore Shine Holdco does not have the unconditional right to avoid making payments to the holders of the shares. Accordingly, Shine Holdco recorded its preferred shares as a liability with accrued dividends charged to profit or loss as interest expense.

Under U.S. GAAP, preferred shares that are redeemable upon the occurrence of an uncertain event outside of the Company’s control are classified as mezzanine equity instead of as a financial liability. Uncertain events that would trigger a redemption are not probable of occurrence as of any balance sheet date. Accordingly, the shares are currently not probable of becoming redeemable, and as such the shares are not remeasured. Further, as dividends have not been declared on the shares, no dividend liability has been accrued and interest expense as recognized under U.K. GAAP has been reversed under U.S. GAAP. The interest expense recognized on preference shares under U.K. GAAP which was reversed under U.S. GAAP was £41,108 and £25,798 for the periods ended December 31, 2019 and August 2, 2020, respectively.

G.

Income taxes – U.K. GAAP allows the use of enacted or “substantively” enacted tax rates to measure the deferred tax effect on timing differences. Deferred tax assets are only recognized to the extent realization is probable. U.S. GAAP requires measurement of deferred taxes using the enacted tax rate applicable at the balance sheet date. A valuation allowance is recognized against deferred tax assets if, based on the weight of all available evidence, it is more likely than not that some portion or all the deferred tax asset will not be realized. The income tax effects of these U.K. GAAP to U.S. GAAP conversion adjustments were reflected in the financial statements of the Company.

H.

Termination payments – Under U.K. GAAP, a reserve for termination benefits is created only when the entity is demonstrably committed to terminate employment before the normal retirement date or to offer voluntary redundancy.

Under U.S. GAAP, termination benefits are recognized when it is probable that the benefits will be paid and the cost of the benefits can be reasonably estimated. £1,532 in termination payments were recorded in administrative expenses – excluding profit on disposal for fiscal year 2020 under U.K. GAAP when the costs would have been recorded in 2019 under U.S. GAAP.

4. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Operations

The Transaction Accounting Adjustments are based on preliminary estimates and assumptions that are subject to change.

Transaction Accounting Adjustments related to Reclassification

Certain balances and transactions presented in the historical financial statements of Shine Holdco included within the unaudited pro forma condensed consolidated statements of operations have been reclassified through the Reclassification Adjustments column to conform to the presentation of the financial statements of Driven Brands.

Transaction Accounting Adjustments related to the ICWG Acquisition

The following adjustments have been reflected in the unaudited pro forma condensed consolidated statements of operations and are related to the ICWG Acquisition. The ICWG Acquisition is reflected in the Driven Brands historical results within the unaudited pro forma condensed consolidated statements of operations from the Acquisition Date through September 26, 2020. Therefore, the Transaction Accounting Adjustments below are related to the year ended December 28, 2019 and for the period of December 29, 2019 through August 2, 2020 unless otherwise noted:

I.	Reflects the adjustment of $8,164 and $4,421 for the year ended December 28, 2019 and for the period of December 29, 2019 through August 2, 2020, respectively, to increase depreciation expense related to the higher basis of the acquired property, plant & equipment. The estimated fair value and useful life calculations are preliminary and subject to change after the Company finalizes its review of the specific types, nature, age, condition and location of the Company’s property, plant & equipment. The following table summarizes the changes in the estimated depreciation expense, which is recorded in depreciation and amortization within the unaudited pro forma condensed consolidated statements of operations:

	Year ended December 28, 2019	For the period of December 29, 2019 through August 2, 2020
Estimated Shine Holdco depreciation expense based on higher basis of the acquired property, plant & equipment	$44,859	$23,920
Reversal of historical Shine Holdco depreciation expense	(36,695)	(19,499)
Transaction accounting adjustments to depreciation expense	$8,164	$4,421

J.

Reflects the adjustment of $911 and $304 for the year ended December 28, 2019 and for the period of December 29, 2019 through August 2, 2020, respectively, to increase amortization expense related to the adjustment of historical intangible assets acquired in the ICWG Acquisition to their estimated fair values. As part of the preliminary valuation analysis, the Company identified intangible assets, including trademarks and patents and non-competes. The Company has not completed the detailed valuation work necessary to finalize the required estimated fair values, estimated lives or pattern of amortization associated with the acquired intangible assets which may result in a change in actual amortization expense recognized. The final fair value determinations for the identifiable intangible assets may differ from this preliminary determination and such differences could be material. The majority of the identified intangible assets were given an indefinite life. The following table summarizes the adjustment to amortization expense based on the fair value of identified definite-lived intangible assets with estimated assigned useful lives:

	Year ended December 28, 2019	For the period of December 29, 2019 through August 2, 2020
Estimated Shine Holdco amortization expense based on higher basis in acquired intangible assets	$2,153	$550
Reversal of Shine Holdco historical amortization expense	(1,242)	(246)
Transaction accounting adjustments to amortization expense	$911	$304

The historical and estimated Shine Holdco amortization expense amounts above are after considering the U.K. GAAP to U.S. GAAP conversion adjustment noted in footnote A above.

K.

Reflects the removal of $13,592 in transaction costs incurred related to the ICWG Acquisition for the nine months ended September 26, 2020, which are non-recurring expenses. $6,819 in transaction costs were incurred by Shine Holdco and recognized within selling, general, and administrative expenses for the period of January 1, 2020 through August 2, 2020; and $6,773 in transaction costs were incurred by Driven Brands and recognized within acquisition costs for the nine months ended September 26, 2020. The costs incurred by Shine Holdco and Driven Brands were incurred in conjunction with the ICWG Acquisition for transaction related fees and expenses and Transaction Accounting Adjustments were made to reflect such costs in acquisition costs within the unaudited pro forma condensed consolidated statement of operations for the year ended December 28, 2019.

L.

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) as of December 29, 2019, and therefore, Shine Holdco adopted ASC 842 at the Acquisition Date. Under ASC 842, Shine Holdco’s sale leaseback transactions are treated as successful sale leaseback arrangements whereas under ASC 840, certain sale leaseback transactions were accounted for as failed sale leaseback arrangements as mentioned in note (D) above. In order to conform accounting policies, the Company included a Transaction Accounting Adjustment to remove the U.K. GAAP to U.S. GAAP difference related to the sale leaseback accounting for the Shine Holdco January 1, 2020 through August 2, 2020 period to reflect Shine Holdco’s adoption as of the beginning of the same period as the Company.

For the period of January 1, 2020 through August 2, 2020
Increase in selling, general, and administrative expenses	$(11,519)
Decrease in depreciation and amortization	4,577
Decrease in interest expense, net	7,449
Increase in gain on sale of tangible assets, net	35,644
Transaction accounting adjustments to conform accounting policies from ASC 840 to ASC 842	$36,151

M.

Reflects estimated amortization of $11,505 and $6,711 for the year-ended December 28, 2019 and for the period of December 29, 2019 through August 2, 2020, respectively, associated with the decrease in Shine Holdco’s debt to fair value as a result of the ICWG Acquisition, which is amortized as an increase in interest expense over the remaining life of the obligations.

N.

Reflects the increase to rent expense related to the allocation of the ICWG Acquisition purchase price to unfavorable and favorable lease intangibles in accordance with ASC 805. Amounts allocated to acquired above- and below-market lease intangibles are amortized over the remaining term of the leases. Rent expense was increased by $27 and $17 for the year ended December 28, 2019 and for the period of December 29, 2019 through August 2, 2020, respectively, for amortization of above- and below-market lease intangibles which is reflected within selling, general and administrative expenses as these lease arrangements are considered operating leases under ASC 840 and ASC 842.

O.

Reflects the tax-effect of the Transaction Accounting Adjustments related to the ICWG Acquisition before income taxes at respective statutory income tax rates applied on a jurisdictional basis, in addition to the income tax effects of U.K. GAAP to U.S. GAAP conversion and other adjustments that are more likely than not to be realized from positive evidence introduced from the Transaction Accounting Adjustments related to the ICWG Acquisition before income taxes. The effective tax rate in future years is expected to vary from these respective statutory income tax rates applied on a jurisdictional basis.

Transaction Accounting Adjustments related to IPO Transaction

The following adjustments have been reflected in the unaudited pro forma condensed consolidated statements of operations and are related to the IPO Transaction:

P.

Reflects the removal of $4,144 and $6,431 in selling, general, and administrative expenses for the year ended December 28, 2019 and for the nine months ended September 26, 2020, respectively, related to Roark Capital Management, LLC management fees incurred by the Company and Shine Holdco, which are not expected to recur on an ongoing basis.

Q.

Reflects the reduction in interest expense of $64,442 and $41,047 for the year ended December 28, 2019 and for the nine months ended September 26, 2020, respectively, including the related accretion of original issue discount, amortization of deferred financing costs, and the reversal of debt to fair value amortization, as a result of the repayment of debt with proceeds from the IPO Transaction.

	Year ended December 28, 2019	For the nine months ended September 26, 2020
Interest expense on debt repaid through the IPO Transaction	$(48,943)	$(30,255)
Accretion of original issue discount	—	(1,917)
Amortization of debt issuance costs	(3,994)	(2,164)
Reversal of debt to fair value amortization	(11,505)	(6,711)
Transaction accounting adjustments to interest expense	$(64,442)	$(41,047)

R.

Reflects the tax-effect of the Transaction Accounting Adjustments related to the IPO Transaction before income taxes at respective statutory income tax rates applied on a jurisdictional basis. The effective tax rate in future years is expected to vary from these respective statutory income tax rates applied on a jurisdictional basis.

5. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet

The Transaction Accounting Adjustments to the unaudited pro forma condensed consolidated balance sheet are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated balance sheet and are related to the IPO Transaction. Transaction Accounting Adjustments to the unaudited pro forma condensed consolidated balance sheet are not required for the ICWG Acquisition as the ICWG Acquisition is fully reflected in the unaudited pro forma condensed consolidated balance sheet as of September 26, 2020:

S.

Reflects deferred IPO costs that have been capitalized and consists of fees and expenses incurred in connection with the anticipated sale of the common stock in the initial public offering, including the legal and accounting fees, SEC and FINRA registration fees, printing expenses, and other similar fees and expenses. Upon completion of the IPO, these deferred IPO costs will be reclassified to stockholders’ equity and recorded against the proceeds from the offering.

T.

Prior to the initial public offering, the Company will enter into an income tax receivable agreement pursuant to which the Company’s existing stockholders, including Driven Equity LLC and the Company’s senior management team, will have the right to receive payment by the Company of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that the Company and its subsidiaries actually realize (or are deemed to realize in the case of a change of control and certain subsidiary dispositions) as a result of the realization of the Pre-IPO and IPO-Related Tax Benefits. See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

The income tax receivable agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. The Company expects to record a liability of approximately $165 million based on its estimate of the aggregate amount that it expects to pay to existing stockholders under the income tax receivable agreement. Additionally, the Company expects to record a decrease to additional paid-in capital of approximately $165 million, which is equal to the increase in the liability due to existing owners under the income tax receivable agreement.

U.

The Company is subject to U.S. federal, state and local income taxes in each jurisdiction it operates and will file respective income tax returns for such jurisdictions. This adjustment reflects the recognition of deferred tax assets and liabilities in connection with the IPO Transaction assuming the highest enacted statutory income tax rates by jurisdiction.

The Company recorded a pro forma deferred tax adjustment of $2,352. To the extent the Company determines it is more likely-than-not that it will not realize the full benefit represented by the deferred tax asset, the Company will record a valuation allowance against such deferred tax asset based on the weight of all available positive and negative evidence.

V.

Represents the repayment of outstanding debt with proceeds from the IPO Transaction and cash, less unamortized debt issuance costs. This adjustment removes accrued interest associated with outstanding debt.

As of September 26, 2020
Decrease for repayment of existing Long-term debt	$(675,990)
Decrease for removal of related accrued interest	(1,665)
Transaction accounting adjustment to Long-term debt	$(677,655)

W.

The unaudited pro forma condensed consolidated balance sheet reflects expected proceeds from the sale of 38,000,000 shares of common stock in this offering, at the initial public offering price of $18.50 per share, for total gross proceeds of $703,000, net of underwriting discounts and commissions as follows:

Amount
Gross offering proceeds	$703,000
Underwriting discounts and commissions	(35,150)

Net proceeds	$667,850

The Transaction Accounting Adjustment related to the IPO net proceeds and reclassification of deferred IPO related costs as follows:

	Footnote Reference	Amount
Net proceeds: par value of 38,000,000 shares of common stock issued in IPO		$380
Net proceeds: value above par value of common stock issued in IPO		667,470
Deferred IPO costs reclassified as an offset against additional paid-in capital	S	(4,705)

Additional paid-in capital		$663,145

X.

The unaudited pro forma condensed consolidated balance sheet reflects the Reorganization which is defined as part of the IPO Transaction above. As part of the Reorganization (i) Driven Investor LLC was liquidated and all of the common stock is now held by the Company’s Principal Stockholders, current and former employees and management and board members, (ii) profits interests in Driven Investor LLC were exchanged for an economically equivalent number of vested and unvested shares of the Company’s common stock and (iii) options to purchase units of Driven Investor LLC were converted into options to purchase shares of the Company’s common stock.

6. Pro forma earnings per share

The unaudited pro forma weighted average number of basic and diluted shares outstanding for the year ended December 28, 2019 and for the nine months ended September 26, 2020 is calculated as follows:

(thousands in USD except per share amounts)	For the Twelve Months Ended December 28, 2019	For the Nine Months Ended September 26, 2020
Weighted average Driven Brands shares outstanding as of December 28, 2019 and September 26, 2020 – basic	92,298,900	100,236,605
Adjusted for:
Shares issued to extinguish debt pertaining to the IPO Transaction as if the initial public offering occurred on December 30, 2018	36,000,000	36,000,000
Pro forma adjusted weighted average shares outstanding as of December 28, 2019 and September 26, 2020 – basic and dilutive	128,298,900	136,236,605
Pro forma net income attributable to common shareholders – basic and dilutive	26,193	64,254
Pro forma net income per common share – basic and dilutive	$0.20	$0.47

The unaudited pro forma weighted average number of basic shares outstanding is calculated by adding the number of Company shares expected to be issued to the stockholders of Driven Brands after giving effect to the IPO Transaction.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our selected historical consolidated financial and other data as of and for the periods indicated. We have derived the selected historical consolidated statements of operations data and consolidated statements of cash flows data for the fiscal years ended December 28, 2019 and December 29, 2018 and the selected historical consolidated balance sheet data as of December 28, 2019 and December 29, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected historical consolidated statements of operations data and consolidated statements of cash flows data for the nine months ended September 26, 2020 and September 28, 2019 and the selected historical consolidated balance sheet data as of September 26, 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in our opinion, contain all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation of such financial data. Our historical results are not necessarily indicative of the results that should be expected in any future period.

The selected historical financial data presented below does not purport to project our financial position or results of operations for any future date or period and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Nine Months Ended		Year Ended
in thousands (except per share data)	September 26, 2020	September 28, 2019	December 28, 2019	December 29, 2018
Statement of Operations Data
Revenue:
Franchise royalties and fees	$94,214	$86,885	$114,872	$108,040
Company-operated store sales	323,339	235,130	335,137	233,932
Independently-operated store sales	30,595	—	—	—
Advertising contributions	42,429	36,792	66,270	72,792
Supply and other revenue	125,115	58,766	83,994	77,951

Total revenue	615,692	417,573	600,273	492,715
Operating Expenses:
Company-operated store expenses	202,333	160,076	218,988	159,244
Independently-operated store expenses	17,995	—	—	—
Advertising expenses	42,429	36,792	69,779	74,996
Supply and other expenses	70,167	34,987	57,700	52,653
Selling, general and administrative expenses	153,162	98,464	142,249	125,763
Acquisition costs	13,287	4,292	11,595	—
Store opening costs	1,921	2,859	5,721	2,045
Depreciation and amortization	32,656	15,228	24,220	19,846
Asset impairment charges	6,732	—	—	—

Total operating expenses	540,682	352,698	530,252	434,547

Operating income	75,010	64,875	70,021	58,168
Interest expense, net	64,973	39,823	56,846	41,758
Loss on debt extinguishment	673	—	595	6,543

Income before taxes	9,364	25,052	12,580	9,867
Income tax expense	6,109	6,717	4,830	2,805

Net income	$3,255	$18,335	$7,750	$7,062

	Nine Months Ended		Year Ended
in thousands (except per share data)	September 26, 2020	September 28, 2019	December 28, 2019	December 29, 2018
Net income (loss) attributable to non-controlling interest	$(34)	$—	$19	$—

Net income attributable to Driven Brands Holdings Inc.	$3,289	$18,335	$7,731	$7,062

Earnings per share:
Basic and diluted(1)	$3,029	$18,335	$7,731	$7,062
Weighted average shares outstanding
Basic and diluted	1,086	1,000	1,000	1,000

Statement of Cash Flows Data
Net cash provided by operating activities	$66,455	$31,060	$41,372	$38,753
Net cash used in investing activities	(26,549)	(150,301)	(482,423)	(17,799)
Net cash provided by (used in) financing activities	111,161	402,200	446,530	(9,493)
Net change in cash, cash equivalents and restricted cash included in advertising fund assets	151,535	282,696	5,359	11,653
Cash dividends per share	$—	$163,000	$163,000	$52,987

	September 26, 2020		December 28, 2019	December 29, 2018
Balance Sheet Data
Cash and cash equivalents	$184,356		$34,935	$37,530
Working capital	70,454		26,497	29,656
Total assets	4,501,890		1,876,240	1,306,919
Total debt(2)	2,098,092		1,314,963	701,231

(1)	See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of earnings per share, basic and diluted.
(2)

Total debt as of December 28, 2019 equals the current portion of long-term debt ($13 million) and the non-current portion of long-term debt, net of discount and debt issuance costs ($1,302 million). Total debt as of September 26, 2020 equals the current portion of long-term debt ($21 million) and the non-current portion of long-term debt, net of discount and debt issuance costs ($2,077 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

OF OPERATIONS

The following discussion and analysis for Driven Brands Holdings Inc. and Subsidiaries (“Driven Brands”, “the Company”, “we”, “us” or “our”) should be read in conjunction with our consolidated financial statements and the related notes to our consolidated financial statements included elsewhere in this prospectus. On August 3, 2020, the Company completed the ICWG Acquisition (the “ICWG Acquisition Date”). We operate on a 52/53-week fiscal year, which ends on the last Saturday in December. Fiscal 2019, which ended December 28, 2019, consisted of 52 weeks and Fiscal 2018, which ended December 29, 2018, consisted of 52 weeks. The nine months ended September 26, 2020 and September 28, 2019 were both 39-week periods.

Overview of Operations

Driven Brands is the largest automotive services company in North America with a growing and highly franchised base of more than 4,100 locations across 49 U.S. states and 14 international countries. Our scaled, diversified platform fulfills an extensive range of core consumer and commercial automotive needs, including paint, collision, glass, vehicle repair, car wash, oil change and maintenance. Driven Brands provides a breadth of high-quality and high-frequency services to a wide range of customers, who rely on their cars in all economic environments to get to work and in many other aspects of their daily lives. Our asset-light business model generates consistent recurring revenue and strong operating margins, and requires limited maintenance capital expenditures. Our significant free cash flow generation and capital-efficient growth results in meaningful shareholder value creation. Our diversified platform of needs-based service offerings has delivered twelve consecutive years of positive same store sales growth including throughout the Great Recession, and from 2015 to 2019 we grew our revenue and Adjusted EBITDA at a CAGR of 37% and 22%, respectively.

We have a portfolio of highly recognized brands that compete in the large, recession-resistant and highly-fragmented automotive care industry, which was estimated to be a $300+ billion market in the U.S. in 2019, and has exhibited favorable long-term growth trends. Our U.S. industry is underpinned by a large, growing car parc of more than 275 million vehicles, and is expected to continue its long-term growth trajectory given (i) consumers more frequently outsourcing automotive services due to vehicle complexity; (ii) increases in average repair costs, (iii) average age of the car on the road getting older and (iv) long-term increases in annual miles traveled. During the nine months ended September 26, 2020, our network generated $616 million in revenue from $2.4 billion in system-wide sales. We serve a diverse mix of customers, including retail customers and commercial customers such as fleet operators and insurance carriers. Our success is driven in large part by our mutually beneficial relationships with more than 2,500 individual franchisees and independent operators. Our scale, nationwide breadth, and best-in-class shared services provide significant competitive platform advantages, and we believe that we are well positioned to increase our market share through continued organic and acquisition growth.

The Driven Brands’ platform enables our portfolio of brands to be stronger together than they are apart. We have invested heavily in the creation of unique and powerful shared services, which provides each brand with more resources and produces better results than any individual brand could achieve on its own. Our locations are strengthened by ongoing training initiatives, targeted marketing enhancements, procurement savings, and cost efficiencies, driving revenue and profitability growth for both Driven Brands and for our franchisees. Our performance is further enhanced by a data analytics engine of approximately 18 billion data elements informed by customers across our thousands of locations at every transaction. Our platform advantages combined with our brand heritage, dedicated marketing funds, culture of innovation, and best-in-class management team have positioned us as a leading automotive services provider and the consolidator of choice in North America.

Driven Brands has a long track record of delivering strong growth through consistent same store sales performance, store count growth, and acquisitions. All of our brands produce highly-compelling unit-level economics and cash-on-cash returns, which results in recurring and growing income for Driven Brands and for our healthy and growing network of franchisees, and we have agreements to open more than 500 new franchised units as of September 26, 2020. Our organic growth is complemented by a consistent and repeatable M&A strategy, having completed more than 40 acquisitions since 2015. Notably, in August 2020 we acquired ICWG, the world’s largest car wash company by location count with more than 900 locations across 14 countries, demonstrating our continued ability to pursue and execute upon scalable and highly strategic M&A. Within our existing service categories, we believe we have enormous whitespace, with over 12,000 potential locations across North America alone. We are only in first gear.

Our Growth Strategies

We plan to continue to grow our business by executing on the following strategies:

•

Grow Our Brands with New Locations: We have a proven track record of franchised and company-operated unit growth, and there is ample whitespace in existing and adjacent markets in North America for continued unit growth through new franchised store openings, new company-operated store openings and tuck-in acquisitions.

•

Continue to Drive Same Store Sales Growth: We believe that we are well-positioned to continue our same store sales growth by expanding our commercial partnerships, growing our subscription car wash revenue model, and leveraging data analytics to optimize marketing, product offerings, and pricing, in addition to benefiting from industry tailwinds.

•

Enhance Margins through Procurement Initiatives and Strengthening Platform Services: We plan to leverage the power of our platform to improve cost efficiencies, strengthen our procurement programs, and drive incremental profitability through innovation.

•

Pursue Accretive M&A in Existing and New Service Categories: We plan to continue to take advantage of our unique ability to leverage accretive M&A, and we believe we have significant runway to execute upon our proven acquisition strategy within the highly fragmented automotive services industry.

Significant Factors Impacting Financial Results

During the nine months ended September 26, 2020, we completed the acquisition of ICWG, which launched our entry into the car wash market and created a new segment for the Company, as well as the acquisition of Fix Auto USA, which is included in our Paint, Collision, and Glass segment, and acquisitions of several independently-owned oil change shops, which are included in our Maintenance segment. During 2019, we completed an additional 12 acquisitions, which added to our existing segments. These acquisitions were a core driver of growth in our key performance indicators and our financial results. The impact of acquisitions is discussed in more detail within Results of Operations. System-wide sales, store count, same store sales and Adjusted EBITDA increased in 2020 and 2019 as compared to 2018, driven by a combination of organic growth and these acquisitions. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere within this prospectus for additional information regarding the impact of acquisition activity on our unaudited condensed consolidated financial statements.

The outbreak of COVID-19 has led to adverse impacts on global economies, including the U.S., Canada and Europe. While COVID-19 did not have a material adverse effect on our business operations for the nine months ended September 26, 2020, it has led to an increased level of volatility and uncertainty, and we are continuing to monitor and mitigate the impact to our business.

Our first priority remains the health and safety of our employees, franchisees, independent operators and customers. We have taken steps to limit exposure and enhance the safety of all of our locations and communicated best practices to deter the spread of COVID-19 and safely serve our customers. We have focused on the safety of our store-level employees and franchisees by implementing health safety practices and developing a personal protective equipment distribution program in response to the pandemic. In addition, we have implemented travel restrictions and work-from-home policies for employees who have the ability to work remotely.

In support of our franchisees, we implemented various relief programs including temporarily reducing contributions into advertising funds, temporarily waiving minimum royalty fees, and deferring collections on product sales for certain brands. In addition, we have provided assistance to our franchisees with the establishment of the COVID-19 Franchisee Resource Center, which included providing education and training around the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in support of our franchisees securing government funding.

As a result of various state and local government stay-at-home orders, we started experiencing a reduction in sales in mid-March 2020. Even during the stay-at-home orders, approximately 97% of our system-wide locations remained open because of the essential service status of automotive repair businesses. In response to the decline in sales, we took actions to help mitigate the effects of the revenue decline and improve liquidity, including (i) adjusting operating hours across all of our company-operated stores, (ii) adjusting headcount at company-operated stores based on changes in demand, (iii) reducing discretionary spending including certain planned capital expenditures, (iv) eliminating promotional discounting, (v) implementing employee furloughs and reductions in workforce, and (vi) reducing advertising spending. Further, in order to maximize liquidity, we drew down the remaining $40 million available on our Series 2019-3 Variable Funding Notes during the first quarter of 2020, and we negotiated rent abatement and deferrals for more than half of our company-operated store lease arrangements.

Since the low point during the beginning of April, we have experienced steady improvement in sales driven by improvement in traffic. We started re-hiring store employees, launched a new marketing campaign in our Maintenance segment, and we rolled out new products in our Platform Services segment. We also continued to pursue the further growth of our brands and service offerings including the acquisition of ICWG during the third quarter of 2020. We have continued to actively monitor business performance and have not furloughed any additional employees or implemented any additional reductions in the workforce since early April 2020.

Given the unpredictable nature of this situation, we cannot estimate with certainty the long-term impacts of the COVID-19 pandemic on our business, financial condition, results of operations, and cash flows. Although the future economic environment is uncertain, we are confident in our ability to continue to provide essential products and services to our customers, and we remain committed to serving our customers as we continue to navigate the public health challenge of COVID-19.

Additionally, the financial results provided herein reflect the fact that, to this date, we have been a private company and as such have not incurred costs typically found in publicly traded companies. We expect that those costs will increase our selling, general and administrative expenses, similar to other companies that complete an initial public offering.

We expect to recognize certain non-recurring costs as part of our transition to a publicly traded company consisting of professional fees, which will be reflected in our selling, general and administrative expenses until the completion of this offering. Such costs will be in addition to the estimated underwriting discounts, commissions and offering expenses.

Key Performance Indicators

Key measures that we use in assessing our business and evaluating our segments include the following:

System-wide sales. System-wide sales represent the total of net sales for our franchised, independently-operated and company-operated stores. This measure allows management to better assess the total size and health of each segment, our overall store performance and the strength of our market position relative to competitors.

Sales at franchised stores are not included as revenue in our condensed consolidated statements of income, but rather, the Company includes franchise royalties and fees that are derived from sales at franchised stores. Franchise royalties and fees revenue represented 15% and 21% of our total revenue for the nine months ended September 26, 2020 and September 28, 2019, respectively. For the nine months ended September 26, 2020 and September 28, 2019, approximately 91% and 94% of franchise royalties and fees revenue is attributable to royalties, respectively, with the balance attributable to license and development fees. Revenue from company operated stores represented 53% and 56% of our total revenue for the nine months ended September 26, 2020 and September 28, 2019, respectively. Revenue from independently-operated stores represented 5% of our total revenue for the nine months ended September 26, 2020. Our system-wide sales growth is driven by store count growth and same store sales growth.

Store count. Store count reflects the number of franchised, independently-operated and company-operated stores open at the end of the reporting period. Management reviews the number of new, closed, acquired and divested stores to assess net unit growth and drivers of trends in system-wide sales, franchise royalties and fees revenue, company-operated store sales and independently-operated store sales.

Same store sales. Same store sales reflect the change in sales year-over-year for the same store base. We define the same store base to include all franchised, independently-operated and company-operated stores open for comparable weeks during the given fiscal period in both the current and prior year. This measure highlights the performance of existing stores, while excluding the impact of new store openings and closures as well as acquisitions and divestitures.

Adjusted EBITDA. We define Adjusted EBITDA as earnings before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, straight-line rent, equity compensation, loss on debt extinguishment and certain non-recurring, non-core, infrequent or unusual charges. Adjusted EBITDA may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of Adjusted EBITDA to net income refer to “Summary Historical Consolidated Financial and Other Data” and for a further discussion of how we utilize this non-GAAP measure refer to “Use of Non-GAAP Financial Information”.

Segment Adjusted EBITDA. We define Segment Adjusted EBITDA as Adjusted EBITDA with a further adjustment for store opening costs. Segment Adjusted EBITDA is a supplemental measure of operating performance of our segments and may not be comparable to similar measures reported by other companies. Segment Adjusted EBITDA is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources to and assess performance of the Company’s segments. For a reconciliation of Segment Adjusted EBITDA to income before taxes for the fiscal years ended December 28, 2019 and December 29, 2018 refer to Note 7 in our audited consolidated financial statements included elsewhere in this prospectus. For a reconciliation of Segment Adjusted EBITDA to income before taxes for the nine months ended September 26, 2020 and September 28, 2019 refer to Note 6 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

The following table sets forth our key performance indicators for the nine months ended September 26, 2020 and September 28, 2019, as well as the fiscal years ended December 28, 2019 and December 29, 2018 (dollars in thousands):

	Nine Months Ended		Fiscal Year Ended
	September 26, 2020	September 28, 2019	December 28, 2019	December 29, 2018
System-Wide Sales
System-Wide Sales by Segment:
Maintenance	$714,943	$688,218	$924,067	$819,142
Car Wash	59,197	—	—	—
Paint, Collision & Glass	1,399,200	1,203,870	1,667,586	1,476,042
Platform Services	246,302	237,142	293,908	281,082

Total	$2,419,642	$2,129,230	$2,885,561	$2,576,266

System-Wide Sales by Business Model:
Franchised Stores	$2,065,708	$1,894,100	$2,550,424	$2,342,334
Company-Operated Stores	323,339	235,130	335,137	233,932
Independently-Operated Stores	30,595	—	—	—

Total	$2,419,642	$2,129,230	$2,885,561	$2,576,266

Store Count
Store Count by Segment:
Maintenance	1,371	1,341	1,362	1,205
Car Wash	939	—	—	—
Paint, Collision & Glass	1,676	1,240	1,545	1,186
Platform Services	199	199	199	197

Total	4,185	2,780	3,106	2,588

Store Count by Business Model:
Franchised Stores	2,739	2,331	2,610	2,283
Company-Operated Stores	706	449	496	305
Independently-Operated Stores	740	—	—	—

Total	4,185	2,780	3,106	2,588

Same Store Sales %
Maintenance	(3.7%)	7.5%	7.0%	6.0%
Paint, Collision & Glass	(9.2%)	3.1%	3.4%	5.1%
Platform Services	3.9%	6.8%	7.3%	4.2%

Total	(5.9%)	4.9%	5.0%	5.3%

Segment Adjusted EBITDA
Maintenance	$82,579	$62,390	$81,732	$61,440
Paint, Collision & Glass	50,119	45,372	60,444	55,246
Platform Services	36,740	19,422	26,413	20,220

Results of Operations for the nine months ended September 26, 2020 compared to the nine months ended September 28, 2019

To facilitate review of our results of operations, the following tables set forth our financial results for the periods indicated. All information is derived from the unaudited condensed consolidated statements of income. Independently-operated store sales and expenses are derived from our acquisition of ICWG and only reflect results of operations from the August 3, 2020 acquisition date through September 26, 2020 and, as such, it is not meaningful to compare to prior period results. To provide further clarity as to the changes in operating results, we have estimated the impact of the COVID-19 pandemic on our results of operations for the nine months ended September 26, 2020. Given the inherent judgment in quantifying these amounts, the estimated financial impact of COVID-19 disclosed herein was calculated for stores that have been open for more than one year and is based on the Company’s analysis of observable inputs, such as same store sales data and royalty rates, as well as assumptions of expected growth rates, to calculate the total estimated impact on revenue.

Revenue

	Nine Months Ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Franchise royalties and fees	$94,214	$86,885	$7,329	8%
Company-operated store sales	323,339	235,130	88,209	38%
Independently-operated store sales	30,595	—	N/M	N/M
Advertising contributions	42,429	36,792	5,637	15%
Supply and other revenue	125,115	58,766	66,349	113%

Total revenue	$615,692	$417,573	$198,119	47%

Franchise Royalties and Fees

Franchise royalties and fees increased $7 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase was primarily due to an additional 408 franchised stores that led to a $172 million increase in franchised system-wide sales year-over-year. During the first half of 2020, the COVID-19 pandemic negatively impacted franchise royalties and fees by approximately $7 million.

Company-Operated Store Sales

Company-operated store sales increased $88 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase was driven by the addition of 257 company-operated stores year-over-year. This includes 199 car wash sites from the acquisition of ICWG, 29 additional stores in the Paint, Collision & Glass segment primarily due to the acquisitions of Uniban and Fix Auto USA (“Fix Auto”), as well as new store development and tuck-in acquisitions in the Maintenance segment, which contributed approximately $29 million, $15 million, and $44 million to the year-over-year growth in company-operated store sales, respectively. The COVID-19 pandemic negatively impacted Company-operated store sales by approximately $29 million during the first half of 2020.

Advertising Contributions

Advertising contributions increased $6 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, which is directly correlated with the $172 million increase in franchised system-wide sales year-over-year.

Supply and Other Revenue

Supply and other revenue increased $66 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase was primarily driven by the acquisitions of PH Vitres D’Autos and Automotive Training Institute (“ATI”), which contributed approximately $61 million of additional revenue for the nine months ended September 26, 2020.

Operating Expenses

	Nine Months Ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Company-operated store expenses	$202,333	$160,076	$42,257	26%
Independently-operated store expenses	17,995	—	17,995	—%
Advertising expenses	42,429	36,792	5,637	15%
Supply and other expenses	70,167	34,987	35,180	101%
Selling, general, and administrative expenses	153,162	98,464	54,698	56%
Acquisition costs	13,287	4,292	8,995	210%
Store opening costs	1,921	2,859	(938)	(33)%
Depreciation and amortization	32,656	15,228	17,428	114%
Asset impairment charges	6,732	—	6,732	—%

Total operating expenses	$540,682	$352,698	$187,984	53%

Company-Operated Store Expenses

Company-operated store expenses increased $42 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase in expenses is commensurate with the addition of 257 company-operated stores year-over-year. Company-operated store expenses increased at a slower rate than company-operated store sales due to the Company implementing a leaner and more efficient staffing model to compensate for the reduction in vehicles serviced during the first half of 2020 associated with the COVID-19 pandemic. As sales increased during the third quarter of 2020, the Company continued to utilize a more efficient labor model at its company-operated stores.

Advertising Expenses

The $6 million increase in advertising expenses for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, represents a commensurate increase to advertising fund contributions during the period.

Supply and Other Expenses

Supply and other expenses increased $35 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase was primarily due to the recent acquisitions of PH Vitres D’Autos and ATI which contributed approximately $29 million in additional expense. The remaining increase was primarily due to increased purchases of supplies, including oil, sold to our growing number of franchised stores.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $55 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. This increase is primarily due to increased corporate compensation expenses, additional overhead related to our growth and acquisitions, non-capitalizable initial public offering costs, other non-core items and project costs.

Acquisition Costs

Acquisition costs increased $9 million for the nine months ended September 26, 2020 compared to the nine months ended September 28, 2019 primarily as a result of the acquisition of ICWG and Fix Auto during the nine months ended September 26, 2020.

Store Opening Costs

Store opening costs decreased $1 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, driven by the decrease in conversions of acquired stores to the Take 5 brand offset by the increase of new company-operated store openings. There were 13 Take 5 company-operated store conversions and 17 new company-operated store openings in the nine months ended September 26, 2020, compared to 66 Take 5 store conversions and seven company-operated store openings in the nine months ended September 28, 2019.

Depreciation and Amortization

Depreciation and amortization expense increased $17 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019, due to additional capitalizable fixed assets and definite-lived intangible assets obtained in recent acquisitions.

Asset Impairment Charges

We incurred $7 million in asset impairment charges during the nine months ended September 26, 2020, which consisted of $3 million related to the discontinuation of the Pro Oil trade name and $4 million related to the impairment of certain fixed assets and operating lease right-of-use assets at closed locations. There were no impairment charges associated with the on-going operations of the Pro Oil locations and these locations were rebranded under the Take 5 trade name.

Interest Expense, Net

	Nine Months Ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Interest expense, net	$64,973	$39,823	$25,150	63%

Interest expense, net increased $25 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, as a result of incremental Senior Notes issued in 2019 and 2020 and the amounts drawn on the 2019-3 Variable Funding Note during the nine months ended September 26, 2020.

Loss on Debt Extinguishment

	Nine Months Ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Loss on debt extinguishment	$673	$—	$673	100%

Loss on debt extinguishment represents charges incurred related to the Company’s repayment of a bridge loan which was used to help finance the Fix Auto acquisition. See Note 5 to our condensed consolidated financial statements included elsewhere within this prospectus for additional information regarding our long-term debt activity.

Income Tax Expense

	Nine Months Ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Income tax expense	$6,109	$6,717	$(608)	(9%)

Income tax expense decreased by approximately $1 million for the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019. The effective income tax rate for the nine months ended September 26, 2020 was 65.2% compared to 26.8% for the nine months ended September 28, 2019. The increase in the effective tax rate is primarily driven by $3 million of uncertain tax positions recorded in the period related to prior year Canadian tax positions, inclusive of interest and penalties of less than $1 million and certain non-deductible expenses in a foreign jurisdiction.

Segment Results of Operations for the nine months ended September 26, 2020 compared to the nine months ended September 28, 2019

We assess the performance of our segments based on Segment Adjusted EBITDA, which is defined as earnings before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, store opening and closure costs, straight-line rent, equity compensation, loss on debt extinguishment and certain non-recurring, non-core, infrequent or unusual charges. Additionally, shared services costs are not allocated to these segments, as further described in footnote 6 to our unaudited condensed consolidated financial statements. Segment Adjusted EBITDA may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation.

Maintenance

	Nine months ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Franchise royalties and fees	$21,028	$23,678	$(2,650)	(11)%
Company-operated store sales	268,267	224,237	44,030	20%
Supply and other revenue	16,552	9,177	7,375	80%

Total revenue	$305,847	$257,092	$48,755	19%

Segment Adjusted EBITDA	$82,579	$62,390	$20,189	32%

System-Wide Sales
Franchised stores	$446,676	$463,981	$(17,305)	(4)%
Company-operated stores	268,267	224,237	44,030	20%

Total system-wide sales	$714,943	$688,218	$26,725	4%

Store Count
Franchised stores	896	895	1	0%
Company-operated stores	475	446	29	7%

Total store count	1,371	1,341	30	2%

Same Store Sales %	(3.7)%	7.5%	N/A	N/A

Maintenance revenue increased $49 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, primarily driven by an increase in company-operated store sales from a combination of organic growth and tuck-in acquisitions. Tuck-in acquisitions increased company-operated store sales by approximately $31 million on a year-over-year basis, while new store development and organic growth contributed an additional $13 million on a year-over-year basis. The COVID-19 pandemic negatively impacted Maintenance revenue by approximately $29 million during the first half of 2020.

Maintenance Segment Adjusted EBITDA increased $20 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, primarily due to the addition of 29 company-operated stores year-over-year. Although company-operated store expenses increased $20 million driven by the store count increase, the company’s effective expense management resulted in increased profitability, as we reduced headcount and hours worked during the COVID-19 pandemic. We have continued to utilize a more efficient labor model at company-operated locations as sales increased during the third quarter of 2020.

Paint, Collision & Glass

	Nine months ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Franchise royalties and fees	$52,220	$42,888	$9,332	22%
Company-operated store sales	21,613	7,173	14,440	201%
Supply and other revenue	47,287	46,713	574	1%

Total revenue	$121,120	$96,774	$24,346	25%

Segment Adjusted EBITDA	$50,119	$45,372	$4,747	10%

System-Wide Sales
Franchised stores	$1,377,587	$1,196,697	$180,890	15%
Company-operated stores	21,613	7,173	14,440	201%

Total system-wide sales	$1,399,200	$1,203,870	$195,330	16%

Store Count
Franchised stores	1,645	1,238	407	33%
Company-operated stores	31	2	29	N/M

Total store count	1,676	1,240	436	35%

Same Store Sales %	(9.2)%	3.1%	N/A	N/A

Paint, Collision & Glass revenue increased $24 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, driven by the addition of 29 company-operated stores and a $181 million increase in franchised system-wide sales, which was primarily due to the acquisitions of Uniban, ABRA and Fix Auto that occurred after September 28, 2019. The $14 million increase in company-operated store sales was due to the Uniban and Fix Auto acquisitions. These acquisitions increased system-wide sales by approximately $287 million year-over-year. The COVID-19 pandemic negatively impacted the volume of cars serviced during the first half of 2020 and resulted in a reduction of revenue of approximately $5 million.

Paint, Collision & Glass Segment Adjusted EBITDA increased $5 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, as a result of an additional $8 million of Segment Adjusted EBITDA relating to the Uniban, Fix Auto and ABRA acquisitions.

Platform Services

	Nine months ended		Change
(in thousands)	September 26, 2020	September 28, 2019
Franchise royalties and fees	$21,377	$20,319	$1,058	5%
Company-operated store sales	5,020	3,720	1,300	35%
Supply and other revenue	80,184	13,595	66,589	490%

Total revenue	$106,581	$37,634	$68,947	183%

Segment Adjusted EBITDA	$36,740	$19,422	$17,318	89%

System-Wide Sales
Franchised stores	$241,282	$233,422	$7,860	3%
Company-operated stores	5,020	3,720	1,300	35%

Total system-wide sales	$246,302	$237,142	$9,160	4%

Store Count
Franchised stores	198	198	—	—%
Company-operated stores	1	1	—	—%

Total store count	199	199	—	—%

Same Store Sales %	3.9%	6.8%	N/A	N/A

Platform Services revenue increased $69 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, primarily driven by our acquisitions of ATI and PH Vitres D’Autos during the fourth quarter of 2019. These acquisitions increased supply and other revenue by approximately $61 million on a year-over-year basis. In addition, supply and other revenue increased by approximately $5 million due to increased distribution volume from Spire Supply driven by continued Maintenance store count growth.

Platform Services Segment Adjusted EBITDA increased $17 million for the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, driven primarily by our acquisitions of ATI and PH Vitres D’Autos during the fourth quarter of 2019. These acquisitions provided $14 million of additional Segment Adjusted EBITDA, while the remainder of the increase was driven by same store sales growth at 1-800 Radiator primarily due to the continued success of our new product launches.

Results of Operations for 2019 Compared to 2018

To facilitate review of our results of operations, the following tables set forth our financial results for the periods indicated. All information is derived from the consolidated statements of operations:

Revenue

(in thousands)	2019	2018	Change 2019 vs 2018
Franchise royalties and fees	$114,872	$108,040	$6,832	6%
Company-operated store sales	335,137	233,932	101,205	43%
Advertising contributions	66,270	72,792	(6,522)	(9%)
Supply and other revenue	83,994	77,951	6,043	8%

Total revenue	$600,273	$492,715	$107,558	22%

Franchise Royalties and Fees

Franchise royalties and fees revenue increased $7 million in 2019 as compared to 2018. The year-over-year increase is primarily attributable to an increase in same store sales across all segments and an increase in franchised units, predominantly in the Paint, Collision & Glass segment. In addition, the Company’s acquisition of ABRA and Uniban during the fourth quarter of 2019 contributed $3 million of additional franchise royalties and fees revenue year-over-year.

Company-Operated Store Sales

Company-operated store sales increased $101 million in 2019 as compared to 2018. This increase was primarily driven by acquisitions completed during 2019, which contributed $73 million of additional company-operated store sales during 2019. This includes $55 million of additional company-operated stores sales from the eight tuck-in acquisitions in the Maintenance segment, $11 million from the acquisition of two CARSTAR franchised stores, and $8 million from the acquisition of Uniban. The remaining increase was driven by same store sales growth and company-operated store growth, primarily within the Maintenance segment.

Advertising Contributions

Advertising contributions decreased $7 million in 2019 as compared to 2018, driven by a change in the mix of franchisee contribution commitments year-over-year.

Supply and Other Revenue

Supply and other revenue increased $6 million in 2019 as compared to 2018 directly as a result of the acquisition of ATI and PH Vitres D’Autos, during the fourth quarter of 2019.

Operating Expenses

(in thousands)	2019	2018	Change 2019 vs 2018
Company-operated store expenses:	$218,988	$159,244	$59,744	38%
Advertising expenses	69,779	74,996	(5,217)	(7%)
Supply and other expenses	57,700	52,653	5,047	10%
Selling, general and administrative expenses	142,249	125,763	16,486	13%
Acquisition costs	11,595	—	11,595	100%
Store opening costs	5,721	2,045	3,676	180%
Depreciation and amortization	24,220	19,846	4,374	22%

Total operating expenses	$530,252	$434,547	$95,705	22%

Company-Operated Store Expenses

Company-operated store expenses increased $60 million in 2019 as compared to 2018. The impact of acquisitions on company-operated store expenses accounted for $51 million of such increase year-over-year, primarily driven by the tuck-in acquisitions for the Maintenance segment. The remaining increase was driven by same store sales growth of company-operated stores.

Advertising Expenses

Advertising expenses decreased $5 million in 2019 as compared to 2018, primarily driven by a reduction in the contributions to the advertising funds. Further, in 2019 the payout of advertising funds was larger than contributions to the advertising funds.

Supply and Other Expenses

Supply and other expenses increased $5 million in 2019 as compared to 2018 directly as a result of the acquisition of ATI and PH Vitres D’Autos, during the fourth quarter of 2019.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $16 million in 2019 as compared to 2018. The impact of acquisitions on selling, general and administrative expenses accounted for $15 million of the year-over-year increase.

Acquisition Costs

We incurred acquisition costs in 2019 related to the 12 acquisitions we completed. We did not incur any acquisition costs in 2018.

Store Opening Costs

Store opening costs increased $4 million in 2019 as compared to 2018 primarily driven by an increase in rebranding expenses related to brand conversion activity within the Maintenance segment. We converted 140 acquired stores to the Take 5 brand in 2019, which represented a year-over-year increase of 97 units. The Company typically incurs store opening costs when opening new company-operated stores and when converting acquired stores to one of its brands.

Depreciation and Amortization

Depreciation and amortization expense increased $4 million in 2019 as compared to 2018 primarily as a result of our store growth, both through an increase in company-operated stores as well as through acquisitions in the Maintenance and Paint, Collision & Glass segments. Additional capitalizable fixed assets and definite-lived intangible assets obtained from acquisitions contributed $3 million of additional depreciation and amortization expense on a year-over-year basis.

Interest Expense, Net

(in thousands)	2019	2018	Change 2019 vs 2018
Interest expense, net	$56,846	$41,758	$15,088	36%

Interest expense, net increased $15 million in 2019 as compared to 2018 as a result of incremental Senior Notes issued during 2019.

Loss on Debt Extinguishment

(in thousands)	2019	2018	Change 2019 vs 2018
Loss on debt extinguishment	$595	$6,543	$(5,948)	(91)%

Loss on debt extinguishment decreased $6 million in 2019 as compared to 2018, due to repayment of a prior debt facility, which was terminated in 2018 as part of the issuance of the 2018-1 Senior Notes (defined below). In 2018, approximately $5 million of debt issuance costs were written off to loss on debt extinguishment and approximately $2 million in breakage and legal fees were paid as part of terminating the prior debt facility. See Note 6 to our audited consolidated financial statements included elsewhere within this prospectus for additional information regarding our long-term debt activity.

Income Tax Expense

(in thousands)	2019	2018	Change 2019 vs 2018
Income tax expense	$4,830	$2,805	$2,025	72%

Income tax expense increased $2 million in 2019 as compared to 2018. The effective income tax rate for 2019 was 38.4% compared to 28.4% for 2018. The effective tax rate increased in 2019 compared to 2018 primarily as a result of the effect of a non-deductible advertising fund loss, non-deductible transaction costs, and adjustments to current and deferred tax balances.

Segment Results of Operations for 2019 Compared to 2018

We assess the performance of our segments based on Segment Adjusted EBITDA, which is defined as earnings before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, store opening and closure costs, straight-line rent, equity compensation, loss on debt extinguishment and certain non-recurring, non-core, infrequent or unusual charges. Additionally, shared services costs are not allocated to these segments, as further described in footnote 7 to the audited financial statements. Segment Adjusted EBITDA may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation.

Maintenance

(in thousands)	2019	2018	Change
Franchise royalties and fees	$31,548	$30,645	$903	3%
Company-operated store sales	311,201	220,344	90,857	41%
Supply and other revenue	13,433	11,675	1,758	15%

Total revenue	$356,182	$262,664	$93,518	36%

Segment Adjusted EBITDA	$81,732	$61,440	$20,292	33%

System-wide Sales
Franchised stores	$612,866	$598,798	$14,068	2%
Company-operated stores	311,201	220,344	90,857	41%

Total system-wide sales	$924,067	$819,142	$104,925	13%

Store Count
Franchised stores	904	901	3	—%
Company-operated stores	458	304	154	51%

Total store count	1,362	1,205	157	13%

Same Store Sales %	7.0%	6.0%	N/A	N/A

Maintenance revenue increased $94 million in 2019 as compared to 2018 driven by same store sales growth and an increase in store count from a combination of organic and acquisition growth. During 2019, we completed eight tuck-in acquisitions to expand our Maintenance footprint, which increased company-operated store sales by $55 million year-over-year.

Maintenance Segment Adjusted EBITDA increased $20 million in 2019 as compared to 2018, primarily due to growth in company-operated store sales from acquisitions and organic growth. This $91 million increase in company-operated store sales was partially offset by $59 million of additional company-operated stores expenses, $43 million of which were incurred as result of the acquisitions made in 2019, as well as incremental selling, general and administrative expenses related to our growth.

Paint, Collision & Glass

(in thousands)	2019	2018	Change
Franchise royalties and fees	$57,520	$54,668	$2,852	5%
Company-operated store sales	13,259	2,245	11,014	491%
Supply and other revenue	62,060	62,798	(738)	(1)%

Total revenue	$132,839	$119,711	$13,128	11%

Segment Adjusted EBITDA	$60,444	$55,246	$5,198	9%

System-wide Sales
Franchised stores	$1,654,327	$1,473,797	$180,530	12%
Company-operated stores	13,259	2,245	11,014	491%

Total system-wide sales	$1,667,586	$1,476,042	$191,544	13%

Store Count
Franchised stores	1,511	1,185	326	28%
Company-operated stores	34	1	33	N/M

Total store count	1,545	1,186	359	30%

Same Store Sales %	3.4%	5.1%	N/A	N/A

Paint, Collision & Glass revenue increased $13 million in 2019 as compared to 2018, primarily driven by $15 million of additional revenue from the acquisitions of Uniban, ABRA and two CARSTAR franchised stores. During 2019, we expanded into the glass services market through our acquisition of Uniban, and we continued to grow our collision services footprint through our acquisition of ABRA.

Paint, Collision & Glass Segment Adjusted EBITDA increased $5 million in 2019 as compared to 2018, primarily driven by $15 million of additional revenue due to the acquisitions of Uniban, ABRA and the CARSTAR stores. These revenue increases were partially offset by an increase in company-operated store expenses and selling, general and administrative expenses related to our growth.

Platform Services

(in thousands)	2019	2018	Change
Franchise royalties and fees	$25,804	$22,727	$3,077	14%
Company-operated store sales	27,002	22,289	4,713	21%
Supply and other revenue	8,501	3,478	5,023	144%

Total revenue	$61,307	$48,494	$12,813	26%

Segment Adjusted EBITDA	$26,413	$20,220	$6,193	31%

System-Wide Sales
Franchised stores	$266,906	$258,793	$8,113	3%
Company-operated stores	27,002	22,289	4,713	21%

Total system-wide sales	$293,908	$281,082	$12,826	5%

Store Count
Franchised stores	198	196	2	1%
Company-operated stores	1	1	—	—%

Total store count	199	197	2	1%

Same Store Sales %	7.3%	4.2%	N/A	N/A

Platform Services revenue increased $13 million in 2019 as compared to 2018 primarily driven by same store sales growth at 1-800-Radiator and our acquisitions of ATI and PH Vitres D’Autos during the fourth quarter of 2019, which further enhance our ability to provide benefits to our brands through training and distribution services. The impact of acquisitions on the Platform Services segment accounted for $11 million of such increase in revenue year-over-year.

Platform Services Segment Adjusted EBITDA increased $6 million in 2019 as compared to 2018 driven by $11 million of additional revenue year-over-year from acquisitions and same store sales growth at 1-800 Radiator. These increases were offset by additional supply and other expenses incurred as a result of the acquisitions.

Financial Condition, Liquidity and Capital Resources

Sources of Liquidity and Capital Resources

Cash flow from operations, supplemented with our long-term borrowings, have been sufficient to fund our operations while allowing us to make strategic investments to grow our business. We believe that our current sources of liquidity and capital resources, along with the proceeds of this offering, will be adequate to fund our operations, acquisitions, company-operated store development, other general corporate needs and the additional expenses we expect to incur as a public company for at least the next twelve months. We expect to continue to have access to the capital markets at acceptable terms, however this could be adversely affected by many factors, including a downgrade of our credit rating or a deterioration of certain financial ratios.

During the first quarter of 2020, the Company drew down the remaining $40 million available on its Series 2019-3 Variable Funding Notes in order to supplement liquidity in response to COVID-19. During the third quarter of 2020, the Company used the proceeds from the issuance of 2020-1 Securitization Senior Notes to pay down the balance to zero. However, as the impact of COVID-19 on the economy and our operations evolves, we will continue to assess our liquidity needs. A disruption in our business for an extended period of time could materially affect our future access to sources of liquidity.

Driven Brands Funding, LLC (the “Master Issuer”), a wholly owned subsidiary of the Company, is subject to certain quantitative covenants related to debt service coverage and leverage ratios. As of September 26, 2020 and December 28, 2019, the Master Issuer was in compliance with all covenants under its agreements.

The following table illustrates the main components of our cash flows:

	Nine months ended		Fiscal year ended
(in thousands)	September 26, 2020	September 28, 2019	December 28, 2019	December 29, 2018
Net cash provided by operating activities	$66,455	$31,060	$41,372	$38,753
Net cash used in investing activities	(26,549)	(150,301)	(482,423)	(17,799)
Net cash provided by (used in) financing activities	111,161	402,200	446,530	(9,493)
Effect of exchange rate changes on cash	468	(263)	(120)	192

Net change in cash, cash equivalents and restricted cash included in advertising fund assets	$151,535	$282,696	$5,359	$11,653

Operating Activities

Net cash provided by operating activities was $66 million for the nine months ended September 26, 2020 compared to net cash provided by operating activities of $31 million for the nine months ended September 28, 2019, primarily resulting from growth in operating income as well as an increase in net cash flow from changes in net working capital.

Net cash provided by operating activities was $41 million for 2019 compared to $39 million for 2018, primarily resulting from higher operating profit and the positive impact of year-over-year movements in advertising fund activity, partially offset by higher interest expense from incremental debt issuances and higher inventory in the Maintenance segment.

Investing Activities

Net cash used in investing activities was $27 million for the nine months ended September 26, 2020 compared to $150 million for the nine months ended September 28, 2019, primarily resulting from a decreased level of cash paid for acquisitions during the nine months ended September 26, 2020 as compared to the nine months ended September 28, 2019.

For the nine months ended September 26, 2020, we invested $35 million in capital expenditures, compared to $16 million for the nine months ended September 28, 2019. This increase is mostly due to an increased level of company-operated store openings in the nine months ended September 26, 2020, as compared to the nine months ended September 28, 2019, as well as the timing of cash payments made related to company-operated store openings at the end of 2019, as well as increased expenditures related to the maintenance of our existing store base and technology initiatives. Maintenance capital expenditures represented $5 million of the $35 million in total capital expenditures in the nine months ended September 26, 2020 as compared to $1 million of the $16 million in total capital expenditures in the nine months ended September 28, 2019.

Net cash used in investing activities was $482 million for 2019 compared to $18 million for 2018, primarily resulting from the Company’s increased acquisition activity in 2019. The impact of acquisitions on net cash used in investing activities contributed $454 million to such change year-over-year.

Additionally, in 2019, we invested $28 million in capital expenditures, compared to $22 million in 2018. Capital expenditures in 2019 primarily related to building new company-operated stores, remodeling existing or acquired company-operated stores, maintaining our existing store base, and executing on technology initiatives. Maintenance capital expenditures comprised $2 million of the $28 million in total capital expenditures in 2019 and $2 million of the $22 million in total capital expenditures in 2018.

Financing Activities

Net cash provided by financing activities was $111 million for the nine months ended September 26, 2020 compared to $402 million for the nine months ended September 28, 2019, primarily resulting from incremental Senior Notes issued during 2019 partially offset by a cash dividend of $163 million distributed to Driven Investor, LLC during 2019. See Note 6 to our audited consolidated financial statements included elsewhere within this prospectus for additional information regarding the Series 2019-1 debt transaction.

Net cash provided by financing activities was $447 million for 2019 compared to net cash used in financing activities of $9 million for 2018, primarily resulting from the Company’s issuance of long-term debt during 2019.

Long-term Debt

Our long-term debt obligations consist of the following:

(in thousands)	September 26, 2020	December 28, 2019	December 29, 2018
Series 2015-1 Securitization Senior Notes, Class A-2	$389,500	$392,575	$396,675
Series 2016-1 Securitization Senior Notes, Class A-2	43,088	43,425	43,875
Series 2018-1 Securitization Senior Notes, Class A-2	268,125	270,188	272,938
Series 2019-1 Securitization Senior Notes, Class A-2	294,750	297,000	—
Series 2019-2 Securitization Senior Notes, Class A-2	272,250	274,312	—
Series 2019-3 Variable Funding Securitization Senior Notes, Class A-1	—	59,499	—
Series 2020-1 Securitization Senior Notes, Class A-2	174,563	—	—
Car Wash First Lien Term Loans	499,599	—	—
Car Wash Second Lien Term Loans	156,392	—	—
Car Wash Revolving Credit Facility	20,000	—	—
Other debt(1)	9,141	—	—

Total debt	2,127,408	1,336,999	713,488
Less: debt issuance cost	(29,316)	(22,036)	(12,257)
Less: current portion of long-term debt	(21,045)	(13,050)	(7,300)

Total long-term debt, net	$2,077,047	$1,301,913	$693,931

(1)	Amount primarily consists of finance lease obligations.

Amounts issued under our securitized debt facility as Series 2015-1 5.216% Fixed Rate Senior Secured Notes, Class A-2 (“2015-1 Securitization Senior Notes”); Series 2016-1 6.125% Fixed Rate Senior Secured Notes, Class A-2 (“2016-1 Securitization Senior Notes”); Series 2018-1 4.739% Fixed Rate Senior Secured Notes, Class A-2 (“2018-1 Securitization Senior Notes”); Series 2019-1 4.641% Fixed Rate Senior Secured Notes, Class A-2 (“2019-1 Securitization Senior Notes”); Series 2019-2 3.981% Fixed Rate Senior Secured Notes, Class A-2 (“2019-2 Securitization Senior Notes”); and Series 2019-3 Variable Funding Senior Secured Notes, Class A-1 (“2019-3 Securitization VFN”); and Series 2020-1 3.786% Fixed Rate Senior Secured Notes, Class A-2 (“2020-1 Securitization Senior Notes”) are each defined further below. In addition, amounts assumed in our acquisition of ICWG, which include the Car Wash First and Second Lien Term Loans, as well as the Car Wash Revolving Debt Facility, are defined further below. For further information about our long-term debt obligations, see Note 6 to our audited consolidated financial statements included elsewhere within this prospectus.

2015-1 Securitization Senior Notes

On July 31, 2015, the Master Issuer issued $410 million 2015-1 Securitization Senior Notes. The 2015-1 Securitization Senior Notes have a final legal maturity date of July 20, 2045; however, they have an anticipated repayment date of July 20, 2022, with accrued interest paid quarterly. The 2015-1 Securitization Senior Notes are secured by substantially all assets of the Master Issuer and guaranteed by Driven Funding Holdco, LLC and various subsidiaries of the Master Issuer and, as of July 6, 2020, also became secured by substantially all assets of the Canadian Co-Issuer, which also became a co-issuer of the 2015-1 Securitization Senior Notes, and guaranteed by Driven Canada Funding HoldCo Corporation (“Driven Canada Holdco”) and various subsidiaries of the Canadian Co-Issuer (collectively, the “Securitization Entities”). The Company capitalized $9 million of debt issuance costs related to the 2015-1 Securitization Senior Notes.

2016-1 Securitization Senior Notes

On May 20, 2016, the Master Issuer issued $45 million 2016-1 Securitization Senior Notes. The 2016-1 Securitization Senior Notes have a final legal maturity date of July 20, 2046; however, they have an anticipated repayment date of July 20, 2022, with accrued interest paid quarterly. The 2016-1 Securitization Senior Notes are secured by substantially all assets of the Master Issuer and, as of July 6, 2020, the Canadian Co-Issuer, which also became a co-issuer of the 2016-1 Securitization Senior Notes, and are guaranteed by the Securitization Entities (including, as of July 6, 2020, Driven Canada Holdco and various subsidiaries of the Canadian Co-Issuer). The Company capitalized $2 million of debt issuance costs related to the 2016-1 Securitization Senior Notes.

2018-1 Securitization Senior Notes

On April 24, 2018, the Master Issuer issued $275 million 2018-1 Securitization Senior Notes. The 2018-1 Securitization Senior Notes have a final legal maturity date of April 20, 2048; however, they have an anticipated repayment date of April 20, 2025, with accrued interest paid quarterly. The 2018-1 Securitization Senior Notes are secured by substantially all assets of the Master Issuer and, as of July 6, 2020, the Canadian Co-Issuer, which also became a co-issuer of the 2018-1 Securitization Senior Notes, and are guaranteed by the Securitization Entities (including, as of July 6, 2020, Driven Canada HoldCo and various subsidiaries of the Canadian Co-Issuer). The Company capitalized $7 million of debt issuance costs related to the 2018-1 Securitization Senior Notes.

2019-1 Securitization Senior Notes

On March 19, 2019, the Master Issuer issued $300 million 2019-1 Securitization Senior Notes. $90 million of the proceeds of the issuance of the 2019-1 Securitization Senior Notes on the issuance day were used to fund a deposit into the 2019-1 Pre-Funding Account. The 2019-1 Pre-Funding Account could be drawn based on growth of the Company and to fund eligible acquisitions if certain covenant criteria were met. As of December 28, 2019, all proceeds from the 2019-1 Pre-Funding Account were drawn based on growth, and the funds were used primarily to complete 2019 acquisitions. The 2019-1 Securitization Senior Notes have a final legal maturity date of April 20, 2049; however, they have an anticipated repayment date of April 20, 2026, with accrued interest paid quarterly. The 2019-1 Securitization Senior Notes are secured by substantially all assets of the Master Issuer and, as of July 6, 2020, the Canadian Co-Issuer, which also became a co-issuer of the 2019-1 Securitization Senior Notes, and are guaranteed by the Securitization Entities (including, as of July 6, 2020, Driven Canada HoldCo and various subsidiaries of the Canadian Co-Issuer). The Company capitalized $6 million of debt issuance costs related to the 2019-1 Securitization Senior Notes.

2019-2 Securitization Senior Notes

On September 17, 2019, the Master Issuer issued $275 million 2019-2 Securitization Senior Notes. $75 million of the proceeds of the issuance of the 2019-2 Securitization Senior Notes on the issuance day were used to fund a deposit into the 2019-2 Pre-Funding Account. The 2019-2 Pre-Funding Account could be drawn based on the growth of the Company and to fund eligible acquisitions if certain criteria were met. As of December 28, 2019, all proceeds from the 2019-2 Pre-Funding Account were drawn based on growth, and the funds were used primarily to complete 2019 acquisitions. The 2019-2 Securitization Senior Notes have a final legal maturity date of October 20, 2049; however, they have an anticipated repayment date of October 20, 2026, with accrued interest paid quarterly. The 2019-2 Securitization Senior Notes are secured by substantially all assets of the Master Issuer and, as of July 6, 2020, the Canadian Co-Issuer, which also became a co-issuer of the 2019-2 Securitization Senior Notes, and are guaranteed by the Securitization Entities (including, as of July 6, 2020, Driven Canada HoldCo and various subsidiaries of the Canadian Co-Issuer). The Company capitalized $6 million of debt issuance costs related to the 2019-2 Securitization Senior Notes.

2019-3 Variable Funding Note Securitization Senior Notes

On December 11, 2019, the Master Issuer issued the 2019-3 Securitization VFN pursuant to a revolving commitment for an amount up to $115 million. As of December 28, 2019, $59 million was drawn. As of September 26, 2020, no amounts were drawn under the 2019-3 Securitization VFN, and a $17 million Interest Reserve Letter of Credit had been issued to reserve for any shortfalls in interest on the Master Issuer’s and Canadian Co-Issuer’s long-term securitized debt or commitment fees payable. The 2019-3 Securitization VFN has a final legal maturity date of January 20, 2050. The commitment under the 2019-3 Securitization VFN expires on July 20, 2022 and is subject to three one-year extensions at the election of the managers of the Master Issuer and Canadian Co-Issuer, respectively, Driven Brands, Inc. and Driven Brands Canada Shared Services Inc. The 2019-3 Securitization VFN is secured by substantially all assets of the Master Issuer and, as of July 6, 2020, the Canadian Co-Issuer, which also became a co-issuer of the 2019-3 Securitization VFN, and is guaranteed by the Securitization Entities (including, as of July 6, 2020, Driven Canada HoldCo and various subsidiaries of the Canadian Co-Issuer). The Master Co-Issuers may elect for interest under the 2019-3 Securitization VFN to equal either the Base Rate plus an applicable margin or the London Interbank Offering Rate (LIBOR) plus an applicable margin. The Company capitalized $1 million of debt issuance costs related to the 2019-3 Securitization VFN.

2020-1 Securitization Senior Notes

On July 6, 2020, the Master Issuer and Canadian Co-Issuer issued $175 million 2020-1 Securitization Senior Notes. The 2020-1 Securitization Senior Notes have a final legal maturity date of July 20, 2050; however, they have an anticipated repayment date of July 20, 2027, with accrued interest paid quarterly. The 2020-1 Securitization Senior Notes are secured by substantially all assets of the Master Co-Issuers and are guaranteed by the Securitization Entities. The Company capitalized $11 million of debt issuance costs related to the 2020-1 Securitization Senior Notes.

Car Wash Senior Credit Facilities

On October 3, 2017, Shine Acquisition Co. S.à r.l. and Boing US Holdco, Inc. entered into (1) that certain First Lien Credit Agreement, dated as of October 3, 2017, as amended and restated on April 10, 2018 (the “First Lien Credit Agreement”), by and among Shine Holdco III Limited (“Shine Holdco III”), Shine Acquisition Co Limited (“Shine Bidco”), Shine Acquisition Co. S.à r.l. (“Car Wash Lux Borrower”), Boing US Holdco, Inc. (“Car Wash US Borrower” and, together with the Car Wash Lux Borrower, the “Car Wash Borrowers”), the lenders party thereto from time to time, which consists of a $545 million term loan (“Car Wash First Lien Term Loans”) and a $75 million revolving credit commitment (the “Car Wash Revolving Credit Facility”) and (2) that certain Second Lien Credit Agreement, dated as of October 3, 2017, as amended and restated on April 10, 2018 (the “Car Wash Second Lien Credit Agreement” and, together with the Car Wash First Lien Credit Agreement, the “Car Wash Senior Credit Agreements”), by and among Shine Holdco III, Shine Bidco, the Car Wash Borrowers, the lenders party thereto from time to time, which consists of a $175 million term loan (“Car Wash Second Lien Term Loans” and, together with the Car Wash First Lien Term Loans, the “Car Wash Term Loans”). We refer to the Car Wash First Lien Credit Agreement and the Car Wash Second Lien Credit Agreement as the “Car Wash Senior Credit Agreements.”

The Car Wash First Lien Term Loans will mature on October 3, 2024, the Car Wash Revolving Credit Facility will mature on October 3, 2022, and the Car Wash Second Lien Term Loans will mature on October 3, 2025. The Car Wash First Lien Term Loans require scheduled quarterly payments in amounts equal to 0.25% of the original aggregate principal amount of the term loans, with the balance due at maturity. The Car Wash Second Lien Term Loans do not require scheduled quarterly payments, and the entire balance is payable at maturity. Borrowings under the Car Wash Term Loans bear interest at a rate equal to, at the Company’s option, either LIBOR, Sterling LIBOR, or EURIBOR, as applicable, or the base rate, subject to an interest rate floor plus an applicable margin rate. Borrowings under the Car Wash Revolving Credit Facility bear interest at a rate equal to, at the Company’s option, either LIBOR, Sterling LIBOR, or EURIBOR, as applicable, or the base rate plus an applicable margin rate, which is subject to two step-downs based on certain specified net first lien leverage ratios. In addition, on a quarterly basis, the Company is required to pay each lender under the Revolving Credit Facility a commitment fee in respect of any unused commitments thereunder at a rate of 0.50% per annum, subject to one step-down based on a certain specified net first lien leverage ratio.

We intend to repay in full the indebtedness under the Car Wash Senior Credit Facilities with the proceeds of this offering and terminate such facilities. See “Use of Proceeds.”

Income Tax Receivable Agreement

Following our initial public offering, we expect to be able to utilize certain tax benefits which are related to periods prior to the initial public offering, which we therefore attribute to our existing stockholders. We expect that these tax benefits (i.e., the Pre-IPO and IPO-Related Tax Benefits) will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future. We will enter into an income tax receivable agreement and thereby distribute to our existing stockholders the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize as a result of the utilization of the Pre-IPO and IPO-Related Tax Benefits. See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

For purposes of the income tax receivable agreement, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the utilization of the Pre-IPO and IPO-Related Tax Benefits. The term of the income tax receivable agreement will commence upon consummation of this offering and will continue until the Pre-IPO and IPO-Related Tax Benefits have been utilized, accelerated or expired.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The securitized debt facility may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. To the extent that we are unable to make payments under the income tax receivable agreement because of restrictions under our outstanding indebtedness, such payments will be deferred and will generally accrue interest at a rate of LIBOR plus 1.00% per annum until paid. To the extent that we are unable to make payments under the income tax receivable agreement for any other reason, such payments will generally accrue interest at a rate of LIBOR plus 5.00% per annum until paid.

The payments that we may be required to make under the income tax receivable agreement to our existing stockholders may be significant and are not reflected in the contractual obligations table set forth above as they are dependent upon future taxable income. See “Certain Relationships and Related Party Transactions — Income Tax Receivable Agreement.”

Contractual Obligations and Commercial Commitments

A summary of our commitments and contingencies as of December 28, 2019 is as follows:

(in thousands)	Total	Within 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Long-term debt obligations, including interest(1)	$1,599,191	$78,163	$570,218	$101,177	$849,633
Operating lease commitments(2)	435,412	43,480	81,004	74,161	236,767
Sublease rentals(3)	32,738	8,140	11,695	6,130	6,773

(1)

Represents expected Senior Notes debt principal repayments for the next five fiscal years and thereafter assuming repayment at maturity. Includes interest expense and servicing fees, commitment fees, and administrative fees related to long-term debt obligations. Assumes a weighted-average borrowing rate of 4.712%.
(2)	The Company and its subsidiaries have non-cancelable operating lease agreements for the rental of office space, company-operated shops, and office equipment.
(3)	The Company’s subsidiaries enter into certain lease agreements with owners of real property in order to sublet the leased premises to its franchisees.

Subsequent to December 28, 2019, material changes in the Company’s contractual obligations included issuance of 2020-1 Securitization Senior Notes and in connection with our acquisition of ICWG, the assumption of operating lease commitments and the Car Wash Senior Credit Facilities. See further details related to the operating lease commitments assumed from ICWG in Footnote 2 to our unaudited condensed consolidated financial statements. Further details of the long-term debt assumed from ICWG is detailed in “Long-Term Debt” above.

The payments that we may be required to make under the income tax receivable agreement to our existing stockholders may be significant and are not reflected in the contractual obligations table set forth above as they are dependent upon future taxable income. See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, or liquidity and capital resources.

Critical Accounting Policies and Estimates

The preparation of the financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, our management evaluates its estimates, including those related to allowance for doubtful accounts, income taxes, insurance reserves, valuation of intangible assets including goodwill, revenue recognition, and equity-based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Changes in our accounting policies and estimates could materially impact our results of operations and financial condition for any particular period. We believe that our most critical accounting policies and estimates are:

Allowance for Doubtful Accounts

We closely monitor our accounts and notes receivables balances, and we make ongoing estimates relating to the collectability of our receivables and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. These estimates are based on, among other factors, historical collection experience and review of our receivables aging by category of revenue and/or customer type. Additionally, we may also provide allowances for uncollectible receivables based on judgments made about the creditworthiness of significant customers derived from ongoing credit evaluations.

While write-offs of bad debts have historically been within our expectations and the provisions established, management cannot guarantee that future write-offs will not exceed historical rates. Specifically, if the financial condition of our franchisees were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes

We estimate certain components of our provision for income taxes. Our estimates and judgments include, among other items, the calculations used to determine the deferred tax asset and liability balances, effective tax rates for state and local income taxes, uncertain tax positions, amounts deductible for tax purposes, and related reserves. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available. Further, our assessment of uncertain tax positions requires judgments relating to the amounts, timing and likelihood of resolution.

We account for income taxes under the liability method whereby deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effects on deferred tax assets and liabilities of subsequent changes in the tax laws and rates are recognized in income during the year the changes are enacted.

In assessing the realizability of deferred tax assets, we consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

We follow the applicable authoritative guidance with respect to the accounting for uncertainty in income taxes recognized in our consolidated financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. We record any interest and penalties associated as additional income tax expense in the condensed consolidated statements of income.

Insurance Reserves

We are partially self-insured for employee medical coverage. We record a liability for the ultimate settlement of claims incurred as of the balance sheet date based upon estimates provided by the third-party that administers the claims on our behalf. We also review historical payment trends and knowledge of specific claims in determining the reasonableness of the reserve. Adjustments to the reserve are made when the facts and circumstances of the underlying claims change. If the actual settlements of the medical claims are greater than the estimated amount, additional expense will be recognized.

Valuation of Intangible Assets Including Goodwill

Intangible assets represent trademarks, franchise agreements, license agreements, membership agreements, customer relationships, developed technology, favorable lease assets, and unfavorable lease liabilities. Intangible assets with an indefinite useful life are not amortized. Amortizable intangible assets are tested for impairment if events occur that suggest the assets may not be recoverable.

There was a $3 million impairment charge incurred during the nine months ended September 26, 2020 related to the discontinuation of the use of the Pro Oil tradename. Based on our most recent assessment, we believe no other impairment existed for the nine months ended September 26, 2020. In addition, we believe no impairment existed in 2019 and 2018.

We test goodwill and indefinite lived intangible assets for impairment annually as of the first day of our fiscal fourth quarter. Furthermore, goodwill and indefinite lived intangible assets are required to be tested for impairment on an interim basis if an event or circumstance indicates that it is more-likely-than-not an impairment loss has occurred. We compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit is less than the carrying value, a goodwill impairment loss is recorded as the amount by which the carrying amount exceeds fair value, not to exceed the total amount of goodwill. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, we may record impairment charges in the future.

Revenue Recognition

Franchise royalties and fees: Franchisees are required to pay an upfront license fee prior to the opening of a location. The initial license payment received is recognized ratably over the life of the franchise agreement. Franchisees will also pay continuing royalty fees, at least monthly, based on a percentage of the store level retail sales or a flat amount, depending on the brand. The royalty income is recognized as the underlying sales occur. In addition to the initial fees and royalties, the Company also recognizes revenue associated with development fees charged to franchisees, which are recognized as income over the life of the associated franchise agreement. Development fees relate to the right of a franchisee to open additional locations in an agreed upon territory.

Company-operated store sales: Company-operated store sales are recognized, net of sales discounts, upon delivery of services and the service-related product. Customers also have the ability to purchase car wash club memberships that allow a customer unlimited washes for the duration of the membership. The Company recognizes revenue from these membership programs on a straight-line basis over the membership term. We also sell gift cards. Sales proceeds are recognized as a contract liability; the liability is reduced and revenue is recognized when the gift card subsequently is redeemed for services. Breakage on unredeemed gift card balances is estimated and recognized as revenue using the proportional method based on historical redemption patterns.

Independently-operated store sales: Independently-operated store sales are recognized, net of sales discounts, upon delivery of services and the service-related product.

Advertising: Franchised and company-operated stores are generally required to contribute advertising dollars according to the terms of their respective contract (typically based on a percentage of sales) that are used for, among other activities, advertising the brand on a national and local basis, as determined by the brand’s franchisor. This advertising fee revenue is recognized as the underlying sales occur. Revenues and expenses related to these advertising collections and expenditures are reported on a gross basis in our condensed consolidated statements of income.

Supply and other: Supply and other revenue includes revenue related to product sales, vendor incentive revenue, insurance licensing fees, store leases, software maintenance fees and automotive training services revenue. Supply and other revenue is recognized once title of goods is transferred to franchisees, as the sales of the related products occur, or ratably. Insurance licensing fee revenue is generated when the Company is acting as an agent on behalf of its franchisees and is recognized once title of goods is transferred to franchisees. The insurance license revenue is presented net of any related expense with any residual revenue reflecting the management fee the Company charges for the program. Vendor incentive revenue is recognized as sales of the related product occur. Store lease revenue is recognized ratably over the underlying property lease term. Software maintenance fee revenue is recognized monthly in connection with providing and servicing software. Automotive training services provided to third party shop owner/operators in accordance with agreed upon contract terms. These contracts may be for one-time shop visits or agreements to receive access to education and training programs for multiple years. For one-time shop visits, revenue is recognized at the time the service is rendered. For the multi-year education and training contracts, revenue is recognized ratably over the contract term.

Assets Recognized from the Costs to Obtain a Contract with a Customer: We applied a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. We record contract assets for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year and if such costs are material. Commission expenses, a primary cost associated with the sale of franchise licenses, are amortized to selling, general and administrative expenses in the condensed consolidated statements of income ratably over the life of the associated franchise agreement.

Contract Balances: We generally record a contract liability when cash is provided for a contract with a customer before we have performed our obligations of the contract. This includes cash payments for initial franchise fees as well as upfront payments on store owner consulting and education contracts. Franchise fees and shop owner consulting contract payments are recognized over the life of the agreement, which range from five to twenty and three to four year terms, respectively.

Equity-based Compensation

On April 17, 2015, Driven Investor LLC (“Parent”) entered into a limited liability company agreement (the “Equity Plan”). The Equity Plan, among other things, established the ownership of certain membership units in the Parent and defined the distribution rights and allocations of profits and losses associated with those membership units. We recognize expense related to the fair value of equity-based compensation over the service period (generally the vesting period) in the consolidated financial statements based on the estimated fair value of the award on the grant date.

The grant date fair value of all incentive units is estimated using the Black-Scholes option pricing model. The pricing model requires assumptions, which include the expected life of the profits interests, the risk-free interest rate, the expected dividend yield and expected volatility of our units over the expected life, which significantly impacts the assumed fair value. We account for forfeitures as they occur.

The expected term of the incentive units is based on evaluations of historical and expected future employee behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of several public entities that are similar to the Company, as the Company does not have sufficient historical transactions of its own units on which to base expected volatility.

We engage third-party valuation experts to assist in the valuation of our incentive units. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions underlying our valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation expense could be materially different. Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Application of New Accounting Standards

See Note 1 of the Notes to condensed consolidated financial statements for a discussion of recently issued accounting standards.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks which exist as part of our ongoing business operations. In addition to inflationary pressures, we are exposed to changes in interest rates, price volatility for certain commodities, and changes in currency exchange rates. As a policy, we do not engage in speculative transactions, nor do we hold or issue financial instruments for trading purposes.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our financing activities used to fund business operations. Primary exposures include movements in LIBOR. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. We have attempted to minimize this risk by issuing primarily fixed rate debt instruments on our securitization senior notes and for the first and second lien term notes assumed from ICWG, which have a variable interest rate, we have interest rate swap agreements to hedge our risk to changes in LIBOR.

As of December 28, 2019, the outstanding balance on the 2019-3 VFN was subject to variable interest rates. As of September 26, 2020, our only exposure to variable interest rates are the First and Second Lien Term Notes, as well as the Revolving Credit Facility, assumed from ICWG. Upon the closing of this offering, the Company intends to repay all of the outstanding indebtedness assumed from ICWG.

The Financial Conduct Authority in the United Kingdom intends to phase out LIBOR by the end of 2021. We have negotiated terms in consideration of this discontinuation and do not expect that the discontinuation of the LIBOR rate, including any legal or regulatory changes made in response to its future phase out, will have a material impact on our liquidity or results of operations. Refer to “Risk Factors” section within this Registration Statement for a discussion of risks related to the expected discontinuation of LIBOR.

Commodity Risk

We purchase certain products in the normal course of business, including motor oil, paint, and consumables, the costs of which are affected by global commodity prices.

Generally, our contracts with suppliers are not fixed, meaning we could be exposed to supplier-imposed price increases. However, we attempt to mitigate this risk through contract renegotiations or by passing along price increases to our end customers.

Foreign Exchange Risk

We are exposed to market risk due to changes in currency exchange rate fluctuations for revenues generated by our operations in Canada, Europe, and Australia, which can adversely impact our net income and cash flows. Our statement of income and balance sheet accounts are also impacted by the re-measurement of non-functional currency transactions, such as intercompany loans denominated in foreign currency. Further, as part of the acquisition of ICWG, we assumed First and Second Lien Term loans that are subject to foreign currency exchange risk. We have attempted to minimize this risk for the First and Second Lien Debt with a cross-currency interest rate swap agreement to hedge our risk to changes between the U.S. Dollar and the British Pound. We intend to repay in full the indebtedness under the Car Wash Senior Credit Facilities with the proceeds of this offering and terminate such facilities. See “Use of Proceeds.”

Impact of Inflation

Inflation did not have a significant overall effect on our annual results of operations during 2019 or 2018, or for the nine months ended September 26, 2020. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

BUSINESS

Driven Brands’ Overview

Driven Brands is the largest automotive services company in North America with a growing and highly-franchised base of more than 4,100 locations across 49 U.S. states and 14 international countries. Our scaled, diversified platform fulfills an extensive range of core consumer and commercial automotive needs, including paint, collision, glass, vehicle repair, oil change, maintenance and car wash. Driven Brands provides a breadth of high-quality and high-frequency services to a wide range of customers who rely on their cars in all economic environments to get to work and in many other aspects of their daily lives. Our asset-light business model generates consistent recurring revenue and strong operating margins, and requires limited maintenance capital expenditures. Our significant free cash flow generation and capital-efficient growth results in meaningful shareholder value creation. Our diversified platform of needs-based service offerings has delivered twelve consecutive years of positive same store sales growth including throughout the Great Recession, and from 2015 to 2019 we grew our revenue and Adjusted EBITDA at a CAGR of 37% and 22%, respectively.

We have a portfolio of highly recognized brands that compete in the large, recession-resistant and highly-fragmented automotive care industry, which was estimated to be a $300+ billion market in the U.S. in 2019, and has exhibited favorable long-term growth trends. Our U.S. industry is underpinned by a large, growing car parc of more than 275 million vehicles, and is expected to continue its long-term growth trajectory given (i) consumers more frequently outsourcing automotive services due to vehicle complexity; (ii) increases in average repair costs, (iii) average age of the car on the road getting older and (iv) long-term increases in annual miles traveled. Outside of North America, our international business has a proud 55-year history providing express-style conveyor car wash services across Europe and Australia. Our network generated approximately $600 million in revenue from approximately $3 billion in system-wide sales in 2019. Including ICWG for 2019, our network would have serviced 50 million vehicles across a diverse mix of customers, with approximately 50% of our system-wide sales coming from retail customers and approximately 50% coming from commercial customers such as fleet operators and insurance carriers. Our success is driven in large part by our mutually beneficial relationships with more than 2,500 individual franchisees and independent operators. Our scale, geographic breadth, and best-in-class shared services provide significant competitive platform advantages, and we believe that we are well positioned to increase our market share through continued organic and acquisition growth.

The Driven Brands’ platform enables our portfolio of brands to be stronger together than they are apart. We have invested heavily in the creation of unique and powerful shared services, which provides each brand with more resources and produces better results than any individual brand could achieve on its own. Our locations are strengthened by ongoing training initiatives, targeted marketing enhancements, procurement savings, and cost efficiencies, driving revenue and profitability growth for both Driven Brands and for our franchisees. Our performance is further enhanced by a data analytics engine of approximately 18 billion data elements informed by customers across our thousands of locations at every transaction. Our platform advantages combined with our brand heritage, dedicated marketing funds, culture of innovation, and best-in-class management team have positioned us as a leading automotive services provider and the consolidator of choice in North America.

Driven Brands has a long track record of delivering strong growth through consistent same store sales performance, store count growth, and acquisitions. All of our brands produce highly-compelling unit-level economics and cash-on-cash returns, which results in recurring and growing income for Driven Brands and for our healthy and growing network of franchisees, and we have agreements to open more than 500 new franchised units as of September 26, 2020. Our organic growth is complemented by a consistent and repeatable M&A strategy, having completed more than 40 acquisitions since 2015. Notably, in August 2020 we acquired ICWG, the world’s largest car wash company by location count with more than 900 locations across 14 countries, demonstrating our continued ability to pursue and execute upon scalable and highly strategic M&A. Within our existing service categories, we believe we have enormous whitespace, with over 12,000 potential locations across North America alone. We are only in first gear.

RECENT GROWTH AND PERFORMANCE

We believe our historical success in driving revenue and profit growth is underpinned by our highly-recognized brands, dedicated marketing funds, exceptional in-store execution, franchisee support, and ability to provide a wide range of high-quality services for our retail and commercial customers. Following the acquisition of the Company by affiliates of Roark in early 2015, we made significant investments in our shared services and data analytics capabilities, which has enabled us to accelerate our growth, as evidenced by the following achievements from 2015 through 2019:

•	Increased our total store count from 2,306 to 3,106, at a CAGR of 8%

•	Increased revenue from $168 million* to $600 million(1), at a CAGR of 37%

•	Increased system-wide sales from $1.4 billion to $2.9 billion, at a CAGR of 19%

•	Grew same store sales at an average annual rate of 4.2%

•	Increased net income from $3 million* to $8 million

•	Increased Adjusted Net Income from $18 million* to $37 million, at a CAGR of 20%

•	Increased Adjusted EBITDA from $53 million* to $119 million, at a CAGR of 22%

•

Including ICWG from the first day of our 2019 fiscal year, we would have generated revenue of $936 million, system-wide sales of $3.2 billion, net income of $26 million and Acquisition Adjusted EBITDA(2) of $244 million

STORE COUNT**	REVENUE** ($MM)	SYSTEM-WIDE SALES** ($BN)

(1)

As described in Note 1 to our consolidated financial statements, we adopted the new revenue recognition standard during the annual period beginning on December 31, 2017. Prior to that time, advertising contributions and related expenditures were not included in the consolidated statements of operations. Revenue for 2019 is inclusive of advertising contributions totaling $66 million in accordance with our adoption of the new revenue recognition standard. The inclusion of advertising contributions in 2019 revenue was responsible for three percentage points of the CAGR from 2015 to 2019.

(2)

Acquisition Adjusted EBITDA for 2019 includes the impact of the ICWG Acquisition and other businesses acquired in 2019 as if such acquisitions had been completed on the first day of our 2019 fiscal year.

*

These metrics for fiscal 2015 represent pro forma revenue, pro forma net income, pro forma Adjusted Net Income, and pro forma Adjusted EBITDA after giving effect to the acquisition of Driven Holdings LLC by the Company on April 17, 2015, as if it occurred at the beginning of our 2015 fiscal year. See “Summary Historical Consolidated Financial and Other Data” for further discussion and a reconciliation of 2015 pro forma net income, pro forma Adjusted Net Income, and pro forma Adjusted EBITDA.

**	Pro forma 2019 amounts include the impact of the ICWG Acquisition as if it had been completed on the first day of our 2019 fiscal year.

Our financial performance and business model are highly resilient across economic cycles, as demonstrated by 12 consecutive years of consistent positive same store sales growth, including growth through the Great Recession. In addition, our highly-franchised business model generates consistent, recurring revenue and significant and predictable free cash flow, and we are insulated from the operating cost variability of our franchised locations. The operating costs of franchised locations are borne by the franchisees themselves, and our international locations outside North America utilize an independent operator model whereby a third-party is responsible for site-level labor and receives commissions based on a percent of site revenue from car washes.

Same Store Sales Growth(1)

(1)

Prior to Fiscal 2018, same store sales growth was presented pro forma for acquired locations based on available information. Beginning in Fiscal 2018, we modified our same store sales calculation to treat acquired locations as comparable after they have been a part of Driven Brands for 12 months.

Our Opportunity: The Large, Growing, Recession-Resistant Highly Fragmented Auto Services Industry

The highly-fragmented U.S. automotive care industry, estimated to be a $300+ billion market in 2019, provides critical needs-based services and replacement components, accessories, and equipment to vehicle owners after initial sale. The core of the industry is a large and growing car parc of more than 275 million vehicles in operation (“VIO”), with an average vehicle age of 12 years. Our VIO sweet spot for repairs and maintenance is the population of vehicles 6 years or older that are outside of manufacturers’ warranty periods and represent the majority of the car parc. This expanding pool of older vehicles consistently requires a variety of on-going services to remain operable. As a result, the industry has experienced stable and predictable long-term growth trends driven by non-discretionary and non-cyclical demand from end customers who need their vehicles every day.

The U.S. automotive care industry has a long track record of consistent growth, having grown at a 3% CAGR from 2007 to 2019, and a 4% CAGR from 2014 to 2019. We believe numerous secular tailwinds will continue to drive predictable long-term industry growth. The addressable market of vehicles in operation is projected to grow along with the average vehicle age, all of which increase the needs for vehicle maintenance and repair. Increasing vehicle complexity is driving higher cost of repairs and greater consumer reliance on “do-it-for-me” (“DIFM”) service providers with specialized knowledge, tools and equipment. These trends continue to drive an increased need for professional DIFM services, premiumization of certain products such as higher-cost motor oils to sustain performance, and increasing average repair order.

In addition to the benefits of the growing car parc and shift in consumer preference towards DIFM, the car wash industry also uniquely benefits from the affordability and frequency-of-use of the services provided. Since August 2020, Driven Brands operates in the automated segment of the car wash industry, which accounts for approximately 70% of the total U.S. car wash industry, and which has grown at a 5.2% CAGR in the U.S.

between 2015 and 2020, outpacing the 2.5% CAGR of the overall U.S. car wash industry over the same timeframe. Driven Brands’ express-style conveyer car wash services provide a very quick and convenient experience relative to other non-automated car wash services, such as handwashing, and ensures a safe and comfortable experience as the consumer remains in their vehicle during the wash.

All of these secular tailwinds play to Driven Brands’ advantage as the largest automotive services platform in North America. We believe that as a large, scaled chain, Driven Brands will continue to gain market share from independent market participants due to our ability to invest in the required technology, infrastructure, and equipment to service more complex cars, as well as preferences from insurance carriers and fleet operators to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services. In addition to services that are essential for vehicles to remain operable, including collision, oil change and repairs, we also provide services through our car wash segment that make consumers feel great about maintaining their vehicles, with a highly convenient, safe and affordable experience.

The automotive services industry is highly fragmented, comprised primarily of regional and locally owned and operated independent shops, and offers a significant consolidation opportunity across our segments.

U.S. Addressable Market for Driven Brands’ Three Largest Segments

Maintenance(1)(2)	Car Wash(1)(2)(3)	Paint, Collision & Glass(2)(4)

Highly fragmented industry with top 10 companies representing ~15% of market share(1)(2)	Highly fragmented conveyer car wash industry with top 10 companies representing ~5% market share (1)(2(3)	Highly fragmented industry with top 5 companies representing ~15% of market share(2)(4)

(1)	Percentage of market share based on aggregate store count.
(2)	Based on management estimates using internal knowledge in addition to information derived from third party sources. See “Industry and Market Data.”
(3)	$9 billion car wash market size represents total car wash industry. Market share figures are based on the share of conveyor car wash location count only rather than share of total car wash industry.
(4)	Percentage of market share based on aggregate store count, except for the glass repair component of the Paint, Collision & Glass segment, which is based on revenue.

Automotive Service Industry Tailwinds

Large and Growing Pool of Older Vehicles: Our addressable market of U.S. VIO is significant at over 275 million vehicles and is expected to approach 300 million by 2024. As VIO has steadily increased, the average vehicle age has also climbed driven by improved vehicle quality and consumer willingness to invest in vehicle repair and maintenance. Our VIO sweet spot is the population of vehicles 6 years or older that are outside of the manufacturers’ warranty period and represent the majority of the car parc. Strong growth in new vehicle sales since 2013 provide visibility to future growth of vehicles that are six years or older. These trends contribute to a rise in the use of vehicle maintenance and repair services as vehicles generally require more frequent repairs with age, which supports increased volumes through our retail platform.

Increasing Vehicle Complexity and Average Repair Order: Vehicle design has become increasingly complex in recent years as automotive manufacturers seek to use technology, including safety features and engine advancements, as a point of differentiation. One such technology is Advanced Driver Assistance Systems (“ADAS”) that uses multiple sensing modalities and electronics to automate safety features. The increased prevalence of ADAS is driven by automakers’ and consumers’ demand for increased road safety. The high levels of complexity associated with ADAS requires professional DIFM repair and maintenance services, and typically requires calibration procedures to ensure performance. Calibration of ADAS sensors requires specialized knowledge and equipment that large, well-capitalized chains are best equipped to provide. The proliferation of vehicle technology has increased the average repair cost within the collision sector to approximately $3,200 in 2019 from approximately $2,400 in 2009, a 33% increase over the period. Additionally, vehicle manufacturers are utilizing advanced engine technology in new vehicles. These modern engines increasingly require higher-cost synthetic motor oils to sustain performance, driving industry-wide premiumization for oil change services. Increasing vehicle complexity combined with the premiumization of products utilized is driving a trend towards increased customer spend per visit and rising vehicle repair costs.

Non-Discretionary, Needs-Based Nature of Services: Automobile services are non-discretionary and less correlated to economic cycles than broader consumer spending, as demonstrated by the industry’s track record of historical growth. Unlike consumer purchases that can be deferred, vehicle repair and regular maintenance services are critical for safe vehicle operation. For the majority of U.S. consumers, a vehicle is the primary mode of transportation and vehicle downtime can have a costly impact. This is particularly relevant for fleet vehicles that heavily rely on high utilization to generate economic returns, and any downtime increases a fleets’ total cost of ownership. Our platform provides essential repair and maintenance services to retail and commercial customers that keep vehicles operating safely on the road.

Long Term Miles Driven Trends: Miles driven is a key indicator of broader car parc usage and general vehicle maintenance needs, with over 3 trillion miles driven by U.S. consumers in 2019. Each vehicle manufacturer publishes a recommended maintenance schedule based on specific vehicle characteristics, and most schedules are a function of miles driven. Higher vehicle utilization not only increases the frequency of maintenance, but also increases longer term wear and tear which ultimately results in a higher repair occurrence and helps drive volume through our service locations.

Our Competitive Strengths and Strategic Differentiation

We believe the following strengths differentiate us from our competitors and enable us to profitably grow our leading market position and drive our continued success.

We Provide an Extensive Suite of Services Retail and Commercial Customers Consistently Need

We believe Driven Brands is the only automotive services platform of scale providing an extensive suite of services to its customers. Our diversified platform is uniquely capable of offering a compelling and convenient service proposition to our customers by providing a wide breadth of services for all vehicle types and across multiple service categories including paint, collision, glass, repair, oil change, maintenance and car wash. Our diverse offerings span a wide range of price points and most of our services are non-discretionary and essential to the customer in any economic environment. Our network generated approximately $600 million in revenue from approximately $3 billion in system-wide sales in 2019. Including ICWG for the full 2019 fiscal year, our network would have serviced 50 million vehicles across a diverse mix of customers, with approximately 50% of our system-wide sales coming from retail customers and approximately 50% coming from commercial customers such as fleet operators and insurance carriers. For our commercial customers, we offer a compelling value proposition by providing a “one-stop-shop” for their many automotive service needs through our global footprint of more than 4,100 locations offering an extensive range of complementary and needs-based services.

2019 REVENUE BY SEGMENT(1)	PRO FORMA 2019 REVENUE BY SEGMENT(1)(2)

(1)	Excludes advertising revenue and intercompany eliminations.
(2)	Percentages calculated using historical segment revenues for Maintenance, Paint, Collision & Glass and Platform Services and pro forma revenue of ICWG for fiscal 2019.

Platform of Highly Recognized and Long-Standing Brands

We are the largest diversified automotive services platform in North America, and our brands have been providing quality services to retail and commercial customers around the world for over 350 years combined. We believe that the longevity and awareness of our brands, tenure of our franchisees, and the quality and value of our offerings resonate deeply with our customers. Maaco and Meineke have been operating since 1972 and are two of the most recognizable brands in the industry. In addition, Take 5 and ABRA have been operating since 1984, and CARSTAR has been in operation since 1989. CARSTAR and ABRA are also highly regarded by our insurance carrier customers featuring Net Promoter Scores of 85 and 87, respectively. Our brands are supported by over 250 highly qualified Driven Brands field operations team members that provide training and operational expertise to our franchisees and company-operated and independently-operated locations to help them deliver best-in-class customer service and drive strong financial performance. Additionally, our brands are supplemented by our continuous brand investment, with more than $1 billion having been spent on marketing over our 45 year history. Our deep and ongoing investment in training, operations and marketing has enabled our brands to stay highly relevant in the evolving marketplace and has helped position our locations as the “go to” destination for our retail and commercial customers’ automotive service needs.

Powerful Shared Services and Data Analytics Engine

We have proactively built and invested in our shared services and data analytics capabilities, which are an integral component of Driven Brands and provide us with a significant competitive advantage and deep defensive moat against our peers. Our platform of centralized marketing support, consumer insights, procurement, training, new store development, finance, technology and fleet services provides significant benefits across the system by driving cost savings, incremental revenue, and sharing of best practices and capabilities across brands. We believe our shared services platform provides each brand with more resources and produces better results than any individual brand could achieve on its own. In addition, we believe the scale provided by our platform increases engagement with third parties and improves our ability to attract and retain employees, franchisees, and customers. We have used our strength and scale to create procurement programs that provide franchisees with lower pricing on supplies than they could otherwise achieve on their own. Our shared services are enhanced by our data analytics engine, which is powered by internally collected data from consumers, their vehicles and services that are provided to us at each transaction and further enriched by third-party data. This powerful data gathering capability results in more than 40 million data elements collected each month and a growing data repository with approximately 18 billion unique elements, which we use throughout our platform for improving our marketing and customer prospecting capabilities, measuring location performance, enhancing store-level operations, and optimizing our real estate site selection. As we grow organically and through acquisition, we believe the power of our shared services and data analytics will grow and will continue to be a key differentiator for our business through strengthening economies of scale, enhanced and accelerated data collection, and continued roll-out of best practices, ultimately driving attractive growth and profitability in our overall business.

Highly Franchised and Independently-Operated Business Model with Attractive Company-operated Unit Economics

We believe our operating model incorporates the best financial attributes of franchised, independently-operated and company-operated businesses. Driven Brands benefits from recurring cash flow streams generated by our highly franchised and independently-operated unit composition as well as the high-growth and high-margin characteristics of our company-operated units. Across all of our brands, our locations generate attractive and consistent cash-on-cash returns and strong brand loyalty from our customers, which has driven consistent same store sales growth.

Our asset-light business, combined with the geographic and service category diversification of our locations, results in high operating margins and highly stable cash flow generation for Driven Brands that has been consistent throughout economic cycles. Our diverse base of more than 1,800 franchisees has an average tenure with Driven Brands of approximately 15 years, and our franchisees typically work at the locations they operate and are highly engaged with their employees and customers. Our brands have attractive unit level economics, and our franchisees earn strong cash-on-cash returns, averaging 67% at CARSTAR, 50% at Meineke, 48% at Maaco, and 44% at Take 5. Outside of North America, we operate an independent operator model across our 740 car wash locations, whereby a third-party is responsible for site-level labor and receives commissions based on a percent of site revenue from car washes. As of September 26, 2020, 83% of our locations were either franchised or independently-operated (and such locations contributed to 27% of total revenue and 87% of total system-wide sales in the nine months ended September 26, 2020).

We also benefit from highly-attractive unit economics at our company-operated stores, primarily within our Take 5 brand and our domestic car wash business. Given the high growth and margins at these locations, our invested capital has yielded very strong cash-on-cash returns and expanding our company-operated unit count continues to be an attractive aspect of our growth strategy. The combination of our asset-light franchised units with our attractive and high-growth company-operated locations provides Driven Brands with a compelling mix that result in durable operating margins, a highly attractive growth profile and recurring free cash flow generation.

Proven Ability to Drive and Integrate Highly Accretive M&A

M&A is a core competency of the Driven Brands platform. We have invested in and built out a dedicated team and supporting infrastructure and processes to systematically source, diligence, acquire and integrate acquisitions. Since 2015, we have completed more than 40 transactions. As a part of our M&A strategy, we have grown our existing segments, such as our paint and collision business through the acquisitions of CARSTAR in 2015, ABRA in 2019 and Fix Auto USA in 2020, and we have also expanded into adjacent, complementary service offerings, including oil change services through our acquisition of Take 5 in 2016, glass services in 2019, and car wash services through our acquisition of ICWG in 2020. The acquisition of ICWG, the world’s largest car wash company by location count with more than 900 locations across 14 countries, demonstrated our continued ability to pursue and execute upon scalable and highly strategic M&A as well as integrating large businesses into the Driven Brands platform.

In addition, we have a proven track record of executing tuck-in acquisitions of independent market participants that are highly value accretive when integrated into our platform based on our ability to drive performance improvement post-acquisition through upfront cost synergies as well as incremental revenue growth opportunities from Driven Brands’ platform and economies of scale.

Our M&A capabilities are enhanced by information and data provided by our platform. 1-800-Radiator, for instance, is a very powerful identifier of prospective acquisition targets through its broad customer base of approximately 100,000 automotive shops. Once a company has been acquired, we leverage our shared services to enable the acquired business to benefit from our powerful procurement programs, data analytics capabilities, and training services. Every acquisition has been integrated into Driven Brands on plan and has demonstrated improved performance by being a part of our platform rather than operating as an independent company. We also seek to acquire businesses that make the rest of our platform and team stronger, including capabilities that can be extended to our existing brands, enhance our capture of data or strengthen our commercial customer base. Our track-record of highly-accretive M&A, with acquired companies benefiting from rapid growth and immediate synergies, will continue to be a significant part of the growth story for Driven Brands given the expected consolidation in the highly fragmented automotive services industry.

Deep Bench of Talent Poised to Capitalize on Attractive Growth Opportunity

Driven Brands is led by a best-in-class management team with experience managing many multi-billion dollar franchise and automotive service organizations. Our strategic vision is set by our CEO Jonathan Fitzpatrick, who previously served as the Chief Brand and Operations Officer of Burger King, and since joining Driven Brands in 2012, has led our transformation into an industry leading platform. Our highly experienced management team has previously held senior positions at large franchisors, including Burger King and Wendy’s and other global corporations, including Bank of America, General Electric, Lowe’s, McKinsey, Motorola, and United Parcel Service. Our success, growth and platform allow us to continue to attract and retain exceptional talent.

The Strategies that Will Continue Our Track Record of Growth

We expect to drive continued growth and strong financial performance by executing on the following strategies:

Grow Our Brands with New Locations

We have a proven track record of unit growth, having grown our store count at a CAGR of 8% between 2015 and 2019, and we believe our competitive strengths provide us with a solid financial and operational foundation to continue growing our footprint. Based on an extensive internal analysis, we believe we have enormous whitespace, with more than 12,000 potential locations across North America within our existing service categories.

Our franchise growth is driven both by new store openings as well as through conversions of independent market participants that do not have the benefits of our scaled platform. Our attractive unit economics, national brand recognition, strong insurance and fleet customer relationships and beneficial shared services capabilities provide highly compelling economic benefits for our franchisees resulting in a strong desire to join and stay within our network. We have agreements to open more than 500 new franchised units as of September 26, 2020, which provides us with visibility into future franchise unit growth.

Additionally, we continue to expand our company-operated Take 5 footprint, primarily in Southern U.S. markets, and our domestic company-operated car wash business, both through new greenfield openings as well as tuck-in acquisitions and conversions. Both the oil change and car wash markets in North America are highly fragmented, providing significant runway for continued growth. The success of our company-operated locations is supported by our deep data analytics capabilities that use proprietary algorithms and insights that enable us to identify optimal real estate and make informed site selection decisions. With low net start-up costs and strong sales ramp, company-operated locations provide highly attractive returns, and we believe there is ample whitespace in existing and adjacent markets for continued unit growth.

Continue to Drive Same Store Sales Growth

We have demonstrated an ability to drive attractive organic growth with positive same store sales performance for 12 consecutive years. We believe that we are well positioned to continue benefiting from this momentum by executing on the following growth levers:

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Continued Commercial Partnership Expansion: We are proactively growing our commercial partnerships and winning new customers by being a highly convenient and cost effective “one-stop-shop” service provider that caters to the extensive suite of automotive service needs for fleet operators and insurance carriers. These customers want to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services. We have a growing team dedicated to expanding partnerships with existing commercial customers as well as attracting new national and local customers.

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Continued Growth of Subscription Car Wash Revenue Model: In 2017, ICWG introduced a subscription membership program across its domestic car wash stores, and revenue from this subscription program has grown to more than 35% of domestic car wash revenue in 2019. In addition to fostering strong customer loyalty to our stores, the subscription program also generates predictable and recurring revenue and provides incremental data and customer insights, further strengthening our data analytics capabilities. We believe there is significant opportunity to continue to grow our subscription program.

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Leverage Data Analytics to Optimize Marketing, Product Offerings and Pricing: We have large, dedicated brand marketing funds supported by contributions from our franchisees, and in 2019 we collected and spent approximately $90 million for marketing across our brands. Insights from our data analytics engine enhance our marketing and promotional strategy to drive growth in unit-level performance. For instance, our proprietary data algorithms help optimize lead generation and conversion through personalized, targeted, and timely marketing promotions that provide customers with the optimal offer at the right time. In addition, our data provides insights that are enabling us to identify and roll out new product offerings, improve menu design and optimize pricing structure across our brands. Use cases like these are regularly tested, refined and deployed across our network to drive store performance.

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Benefit from Industry Tailwinds: The U.S. automotive care industry has a long track record of consistent growth, having grown at a 3% CAGR from 2007 to 2019, and a 4% CAGR from 2014 to 2019. We believe that the industry has significant tailwinds that will drive continued growth, including a large and expanding pool of older cars, increasing long-term miles driven trends, a growing need for DIFM services, and increasing average repair order due to more technology and premiumization in vehicles.

Enhance Margins through Procurement Initiatives and Strengthening Platform Services

In addition to topline growth, Driven Brands has also been able to leverage the strength of the platform to enhance margins for franchised, independently-operated and company-operated locations through the following levers:

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Leverage Shared Services and Platform Scale: We expect to continue to benefit from margin improvements associated with our increasing scale and the growing efficiency of our platform. As a result of the investments we have made, our shared services provide substantial operating leverage and are capable of supporting a much larger business than we are today. Driven Brands has also been increasing margins through technology advancements to enhance in-store operations and deploy best-practice training initiatives across the portfolio.

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Utilize Purchasing Strength from Procurement Programs: Driven Brands currently provides franchisees, independently-operated and company-operated locations with lower pricing on supplies than they could otherwise achieve on their own, thereby augmenting the value proposition to new and existing franchisees as well as the earnings of our independently-operated and company-operated locations. Our procurement programs provide us with recurring revenue via supplier rebates and product margin. As we continue to grow organically and through acquisition, we believe we are well-positioned to continue driving lower procurement pricing and more benefits to our overall system.

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Drive Incremental Profitability through Innovation: In 2017, Driven Brands launched Spire Supply, an in-house distributor of consumable products such as oil filters and wiper blades which currently serves all franchised and company-operated Take 5 stores as well as a large portion of Meineke stores. Spire Supply provides us with incremental EBITDA by reducing spend that would otherwise be paid to third-party vendors, providing Driven Brands and its franchisees with significant cost reductions. There is substantial opportunity to continue to grow Spire Supply through increased adoption across our franchisee network, introduction of new, complementary product lines, and the sale of products to independent market participants.

We plan to continue to invest in these capabilities that enhance the power of our platform and believe that these platform benefits will continue to provide strong tailwinds to our profits, as well as the profits of our franchisees going forward.

Pursue Accretive M&A in Existing and New Service Categories

Driven Brands is optimally positioned to continue its long and successful track record of acquisitions, both in our existing service categories as well as into new, complementary ones, and we maintain an actionable pipeline of M&A opportunities. Since 2015, we have completed more than 40 acquisitions, and since 2019, the Company expanded into both glass and car wash services, which has provided us with new organic and acquisition growth opportunities in two highly fragmented service categories. In addition, the evolving vehicle technology landscape provides numerous opportunities for Driven Brands to leverage its scale and core competencies to continue to expand our market share. As the consolidator of choice, we plan to capitalize on the highly fragmented nature of the automotive services industry by continuing to execute on accretive M&A using our proven acquisition strategy and playbook.

Our Service Offerings and Brands

We are the largest diversified automotive services provider in North America and operate an extensive, scaled portfolio of leading brands that provide recurring, needs-based automotive services across multiple categories. We believe the longevity and awareness of our brands, combined with the high quality service and value of our offerings, resonate deeply with our retail customers and commercial customers, including fleet operators and insurance carriers. Our highly recognized brands have also helped us become the largest franchisor in the automotive services industry with attractive unit economics and a well-established franchisee base, with an average tenure across our brands of approximately 15 years as of December 28, 2019.

Maintenance Segment

Our Maintenance Segment is primarily comprised of the Take 5 and Meineke brands and services both retail and commercial customers such as fleet operators through 1,371 total locations. Our maintenance services include oil changes and other maintenance services such as regularly scheduled and as-needed automotive maintenance services, including vehicle component repair and replacement.

Take 5 specializes in providing efficient drive-thru-style oil changes. Founded in 1984, Take 5’s 81 franchised and 475 company-operated locations as of September 26, 2020, primarily offer oil changes to retail and fleet customers. We believe Take 5 offers a best-in-class operating model through its convenient drive-thru format, simple, focused menu, industry-leading speed of service and low-pressure sales environment, which generates strong customer satisfaction, high frequency, and attractive unit level economics. Furthermore, Take 5’s compact store format and unique shallow pit design reduce upfront buildout costs, increase efficiency, and provide real estate flexibility. Take 5’s recent franchising efforts are experiencing strong momentum and are expected to continue to drive long-term unit growth through its robust and growing pipeline of franchise commitments.

Our other maintenance services are offered at 815 locations, as of September 26, 2020, which are over 99% franchised and predominantly operate under the Meineke brand. Meineke is known as an automotive services industry pioneer and was founded in 1972. Through these stores we offer an extensive set of total car care services to retail customers and fleet programs, including maintenance, repair, and replacement of components, such as brakes, heating and cooling systems, exhaust, and tires. We believe Meineke is a strong, well-known brand with high brand awareness and customer satisfaction due to its high-quality service, extensive range of service offerings and the convenience of a nationwide network of locations.

Car Wash Segment

Our Car Wash Segment operates under the IMO brand across Europe and Australia and a variety of regional brands in the United States providing express-style conveyer car wash services to both retail and commercial customers. We are the world’s largest car wash company by location count with 939 total locations across North America, Europe and Australia. Our services primarily consist of express-style exterior car wash services that utilize an automated conveyer belt to pull vehicles along a track where they are machine washed.

Our international car wash services are offered through the IMO brand, which has a proud 55-year history providing express-style conveyor car wash services across Europe and Australia. IMO’s operations appeal to a broad consumer base seeking a low-cost and high-speed car wash at easily-accessible locations. Nearly all of IMO’s 740 locations operate an independent operator model whereby a third-party is responsible for site-level labor and receives commissions based on a percent of site revenue from car washes, resulting in consistent, recurring revenue, high margins, and predictable free cash flow attributes for Driven Brands. IMO also provides Driven Brands with a scaled international footprint from which to pursue future growth.

Since entering the North American market in 2015, we have grown to become the second-largest domestic operator of conveyer car wash sites with 199 company-operated locations across the United States as of September 26, 2020. We believe that our highly-attractive value proposition focused on affordability, convenience, and speed of service resonates with our customers and encourages a high frequency of use in any economic environment. To further strengthen customer loyalty and visit frequency, we also utilize a subscription membership program, which in 2019 accounted for more than 35% of our domestic car wash revenue. Our sites demonstrate very attractive unit economics given the minimal labor requirements and low fixed costs, and we are also able to minimize start-up costs by utilizing sale-leaseback financing, resulting in attractive cash-on-cash returns. As one of the few scaled players in the highly fragmented North American market, we believe we are well positioned for continued unit growth, both through greenfield openings and tuck-in acquisitions.

Paint, Collision & Glass Segment

Our Paint, Collision & Glass Segment is primarily composed of the CARSTAR, ABRA, Fix Auto USA, Maaco and Uniban brands and services both retail and commercial customers such as fleet operators and insurance carriers through 1,676 total locations. Our collision services include full collision repair and refinishing services; our paint services include standard paint services, surface preparation protection and refinishing and other cosmetic repairs; and our glass services include replacement, repair and calibration services for automotive glass.

Our collision repair services are primarily offered through CARSTAR, ABRA and Fix Auto USA, which were founded in 1989, 1984, and 1997, respectively, and together comprise the largest franchised collision repair network in North America. Our 937 collision locations as of September 26, 2020 are over 99% franchised and offer full collision repair and refinishing services in addition to other cosmetic repairs. We maintain collaborative relationships with the top insurance carriers in the United States and Canada, from which more than 85% of our collision revenues are generated. We believe our collision businesses are highly regarded by insurance carriers (and their customers) for their national scale and coverage, extensive service offering (supported by investments in equipment and technology), high quality, efficient and cost-effective service, which results in strong customer satisfaction and net promoter scores. These attributes provide us access to insurance carriers’ Performance Based Agreements, which are utilized by insurance carriers to drive volume to larger, more efficient operators, resulting in significant revenue for CARSTAR, ABRA and Fix Auto USA.

Our paint services are primarily offered through Maaco, which was founded in 1972 and is known as “North America’s Body Shop.” Our 452 franchised locations as of September 26, 2020, most of which operate under the Maaco brand, offer an extensive suite of services including paint services, surface preparation, protection and refinishing, reconditioning and other cosmetic external and internal repairs. Maaco primarily serves retail customers and fleet operators, with a small amount of insurance carriers. With an average price point below most customers’ insurance deductible, Maaco’s strong retail customer service differentiates it from many of its competitors that are more focused on insurance carrier relationships. Maaco is well known for its unique focus on paint and light collision repair and reliable and affordable service offerings, with industry-leading brand awareness more than three times higher than its closest competitor, supported by significant marketing investment over its long history. In addition, we believe Maaco is highly regarded by franchisees for its top-tier franchise training programs, low-cost paint and supply procurement, access to commercial customers and leading marketing programs.

Our glass services are primarily offered through Uniban, founded in 1977 and known as a leader in the auto glass repair and replacement industry. Our glass services offering includes 205 franchised and 20 company-operated locations, as of September 26, 2020, which primarily offer replacement, repair and calibration services for automotive glass to retail customers, fleet operators and insurance carriers. We also offer technology-enabled glass claims management services for insurance carriers, which drive incremental business to our glass service locations and our distribution business, and are complementary to our paint and collision businesses.

Platform Services Segment

Our Platform Services Segment is primarily composed of the 1-800-Radiator & A/C, PH Vitres D’Autos, Spire Supply, and Automotive Training Institute (“ATI”) brands. This segment provides significant benefits to our brands by driving organic growth opportunities through procurement, distribution and training services, as well as M&A growth opportunities through acquisition target sourcing.

Our distribution services are primarily offered through 1-800-Radiator & A/C (“1-800-Radiator”) which was founded in 2001 and is one of the largest franchised distributors in the automotive parts industry. 1-800-Radiator’s 199 locations, as of September 26, 2020, are over 99% franchised and distribute a broad, diverse mix of long-tail automotive parts, including radiators, air conditioning components and exhaust products to approximately 100,000 automotive repair shops, auto parts stores, body shops and other auto repair outlets. 1-800-Radiator’s best-in-class operating model is fueled by proprietary algorithmic sourcing technology that enables franchisees to effectively order inventory, manage pricing, and deliver parts to customers within hours. We believe 1-800-Radiator is highly regarded by its customers for its quick delivery times, high in-stock rates and ability to provide components that are not as easily stocked by competitors. Additionally, 1-800-Radiator’s extensive distribution relationships provide Driven Brands with deep data insights and a large, actionable list of prospective acquisition targets, complementing the attractive free cash flow generation of the business.

Founded in 1967, PH Vitres D’Autos distributes windshields and glass accessories through a network of 22 distribution centers across Canada and provides direct installation services through more than 200 mobile units. PH Vitres D’Autos has a broad base of more than 8,000 customers, including Uniban’s service locations.

In 2017, we launched Spire Supply, an in-house distributor of consumable products, such as oil filters and wiper blades, which currently serves all Take 5 locations and a large portion of our Meineke stores. Spire Supply provides attractive pricing to franchisees relative to other options as well as incremental EBITDA to Driven Brands by reducing spend that would otherwise be paid to third-party vendors. In addition, Spire Supply simplifies operations for franchisees and company-operated stores by reducing inventory needs and ensuring availability of supplies through automatic replenishment. We believe there is significant opportunity to continue growing Spire Supply through increased adoption across our franchisee network, introduction of new, complementary product lines and sale of products to third parties.

Our financial and operational training services are offered through Automotive Training Institute, a leading provider of training services to repair and maintenance, and paint and collision shops. ATI’s core offering is a multi-year training package that is typically paid for through a monthly subscription. ATI’s proven training platform drives strong results for its customers, increasing clients’ average gross profit by 57% after one year of training. We believe ATI’s leading training program further enhances Driven Brands’ training platform, providing opportunities to improve operational support and increase profitability, for both Driven Brands and our franchisees. In addition, ATI’s deep customer database of over 130,000 automotive shops provides us with a pipeline for future franchise development and acquisitions.

Our Customers

We serve a diverse mix of customers, which include individual retail customers and commercial customers, including fleet operators and insurance carriers, with a wide breadth of automotive services that are essential to customers in any economic environment. Our platform is uniquely capable of offering a needs-based service proposition to our customers that addresses each of the most common vehicle repair needs, including oil changes, wiper blade and air filter replacements, general scheduled checks and engine tune ups, as well as other automotive needs, including paint, collision, glass and car wash. Including ICWG for 2019, our network would have serviced 50 million vehicles across a diverse mix of customers, with approximately 50% of our system-wide sales coming from retail customers and approximately 50% coming from commercial customers such as fleet operators and insurance carriers.

Our retail customers span a broad set of demographics. The portfolio of vehicles, including cars and trucks, serviced across our brands is diverse and represents a balance across new and old vehicles, and our VIO sweet spot for repairs and maintenance is the population of vehicles 6 years or older that are outside of manufacturers’ warranty periods and represent the majority of the more than 275 million vehicles in operation in the U.S. as of 2019. For our retail customers, our highly recognized and long-standing brands and best-in-class customer service have helped position our locations as the “go-to” destinations for our customers’ automotive service needs.

For our commercial customers, we provide a unique and compelling value proposition through our scaled, global footprint of more than 4,100 locations that offer a complementary and an extensive suite of needs-based services, providing a “one-stop-shop” for their many automotive service needs. We have deep, long-standing, and growing relationships with major insurance carriers and a growing customer base of fleet operators, including car rental and leasing companies, government and municipal agencies, telecommunication providers, national insurance companies, and ride share platforms.

Powerful Shared Services and Data Analytics Engine

Our shared services capabilities are a competitive advantage and an integral component of the Driven Brands story. Our platform of centralized marketing support, consumer insights, new store development, procurement, training, finance, technology and fleet services provides significant benefits across the system by driving cost savings, incremental revenue, and sharing of best practices and capabilities across brands. We believe our shared services platform provides each brand with more resources and produces better results than any individual brand could achieve on its own. In addition, we believe the scale provided by our platform increases engagement with third parties and improves our ability to attract and retain employees, franchisees, independent operators and customers.

Shared Services Make Our Segments Better

• Data-driven marketing, consumer insights and operational improvement • Site selection, real estate and development • M&A infrastructure and capabilities	• Training, pre-opening assistance and dedicated support • Procurement programs • In-house distribution • Fleet and insurance partnerships

As we grow, we believe the power of our shared services will continue to be a key differentiator for our business through strengthening economies of scale, enhanced data aggregation and continued roll-out of best practices, ultimately driving attractive growth and profitability in our overall business.

Data-Driven Marketing, Consumer Insights, and Operational Improvements

Our data analytics engine, powered by approximately 18 billion elements of consumer and vehicle data, greatly enhances our shared services platform. Unlike many other consumer facing industries, our customers provide us with their contact information and data on their vehicle when they visit our locations. We utilize this robust data across Driven Brands, from measuring unit-level performance and optimizing real estate site selection to improving our marketing and customer prospecting capabilities. Our data analytics capabilities improve same store sales, unit growth and procurement margin. Our proprietary data analytics enables us to create more personalized, targeted, and timely marketing promotions, optimizing lead generation and customer conversion across our brand portfolio. In addition, we leverage data analytics to drive growth through improved operations. As an example, we enhanced Take 5’s promotional and labor strategy by eliminating discretionary discounting, offering more personalized promotions to specific customers, and optimizing labor scheduling; in 2019, these improvements led to approximately $6 million of incremental EBITDA at our company-operated Take 5 stores.

Site Selection, Real Estate and Development

The location of each of our stores is carefully selected through a disciplined, data-driven site selection process, led by a team with significant experience in multi-unit brand development. Our data analytics engine uses sophisticated algorithms based on site-level characteristics to identify locations within a market that we believe will maximize traffic and deliver strong unit economics and cash-on-cash returns. Our internal teams then use this data to improve market planning and to connect franchisees with potential expansion opportunities. We guide franchisees through the site selection, build-out and design processes during the development of their locations, ensuring that new locations conform to the physical specifications of each respective brand. We believe our rigorous site selection and M&A processes and scalable platform have been key factors in our strong track record of unit growth, both organically and through acquisitions.

M&A Infrastructure and Expertise

M&A is a core competency of the Driven Brands platform. We have invested in and built out a dedicated team and supporting infrastructure and processes to systematically source, diligence, acquire and integrate acquisitions. Since 2015, we have completed more than 40 transactions. As a part of our M&A strategy, we have grown our existing segments, such as our paint and collision business through the acquisitions of CARSTAR in 2015, ABRA in 2019 and Fix Auto USA in 2020, and we have also expanded into adjacent, complementary service offerings, including oil change services through our acquisition of Take 5 in 2016, glass services in 2019, and car wash services through our acquisition of ICWG in 2020. The acquisition of ICWG, the world’s largest car wash company by location count with more than 900 locations across 14 countries, demonstrated our continued ability to pursue and execute upon scalable and highly strategic M&A as well as integrating large businesses into the Driven Brands platform. In addition, we have a proven track record of executing tuck-in acquisitions of independent market participants that are highly value accretive when integrated into our platform based on our ability to drive performance improvement post-acquisition through upfront cost synergies as well as incremental revenue growth opportunities from Driven Brands’ platform and economies of scale.

Training, Pre-Opening Assistance and Dedicated Support for Franchisees

We have invested significant resources to support franchisees through robust and scalable training curriculums, ongoing support programs and new operating playbooks. We provide support for new store openings including pre-opening activity coordination assistance, as well as six to twelve months of store development and oversight to ensure the success of new franchisees. All of our locations across the portfolio benefit from ongoing training initiatives and a continuous focus on improvement. These training initiatives allow individuals across different brands to leverage best practices, processes and tools.

Procurement Programs

We have created procurement programs that leverage the purchasing strength of the platform to enhance profitability and margins for franchised, independently-operated and company-operated locations. We provide franchisees with lower pricing on supplies than they could otherwise achieve on their own, leading to high franchisee participation. Our procurement programs provide us with recurring revenue via supplier rebates and product margin. In addition, our growing economies of scale and purchasing power across our network enable us to continually drive lower pricing. As an example, in 2019, we renegotiated a new oil contract that we expect to result in $7 million of cost savings over the three year term of the contract. As we continue to grow organically and through acquisition, we believe we are well-positioned to continue driving more benefits to our system.

In-House Distribution

Through our in-house distribution of consumable products, such as filters and wipers, to our Take 5 locations and a large portion of our Meineke stores, we are able to provide cost reductions to our franchisees, as well as incremental EBITDA to Driven Brands by reducing spend that would otherwise be paid to third-party vendors. Additionally, our in-house distribution simplifies operations for franchised, independently-operated and company-operated stores by reducing inventory needs and ensuring availability of supplies through automatic replenishment.

Fleet & Insurance Partnerships

We have built a dedicated team of professionals focused on serving and growing our commercial business, specifically with our insurance carrier and large fleet customers. Both sets of customers value the unique scale and breadth of services offering across the Driven Brands platform, allowing them to manage their businesses and customers more effectively and efficiently. Additionally, our franchisees benefit from the business generated from these very large, growing customers. We have grown our fleet system-wide sales at a CAGR of 33% from 2015 to 2019, and we believe we are well-positioned to continue to grow our commercial business.

Our Locations

Over the past decade, our management team has developed a leading portfolio of automotive services brands operating more than 4,100 locations across 49 U.S. states and 14 international countries as of September 26, 2020. We have a scaled and diverse global footprint with ample whitespace for new unit growth and continued consolidation in our existing service categories.

Scaled, Diverse Store Footprint (as of September 26, 2020)

North America	Europe

Australia

New Store Count Growth

We believe there are opportunities to significantly expand our footprint in the United States and Canada to more than 12,000 locations within our existing service categories. Beyond North America, we believe our presence in Europe and Australia provides us with a scaled international platform to support future growth. We plan to grow our store base through both franchise unit expansion, supported by our large and growing franchise pipeline, as well as through company-operated store growth via new greenfield openings and tuck-in acquisitions, and conversions of independent market participants or smaller chains. Our market planning and store development process is driven by our proprietary data analytics function that uses sophisticated algorithms to forecast performance of new potential sites based on site-level characteristics, performance of existing stores, information on available territories, and third-party market data such as housing density, demographics, vehicles in operation and other variables. We believe this data capability is a competitive advantage, as it maximizes our ability to identify optimal sites, and increases the success and predictability of new units, as demonstrated by our attractive cash-on-cash returns across all of our brands.

Franchising Strategy

We rely on our franchising strategy to grow our brands’ footprint in a capital efficient manner. Our franchise model leverages our proven brand playbooks, the market planning and site selection capabilities of our best-in-class development team and the local market expertise of highly-motivated owners. Our attractive unit economics, national brand recognition, strong insurance and fleet customer relationships and beneficial shared service capabilities provide highly compelling economic benefits for our franchisees, resulting in a strong desire to join and stay within our network. We have agreements to open more than 500 new franchised units as of September 26, 2020, which provides us with clear visibility into future franchise unit growth.

We have a strong track record of opening stores with existing and new franchisees, and we follow strict guidelines in selecting and approving franchisees, who go through extensive interview processes, background checks and are subject to financial and net-worth-based requirements.

Company-Operated Store Strategy

Our company-operated store strategy involves growing our Take 5 and domestic car wash footprint through a combination of greenfield openings, as well as acquiring and converting stores based on our focused market expansion plan. Our best-in-class simple operating model, minimal labor requirements and low fixed costs drive highly attractive unit level economics for our company-operated stores. Furthermore, Driven Brands’ acquisition and integration teams have a successful track-record of acquiring independent market participants and chains and converting them to our superior operating model. Our conversion playbook drives cost savings from procurement savings and G&A synergies, as well as consistent revenue growth following the conversion to our model and implementation of our operational improvements and data-driven marketing programs.

We plan to continue to leverage our shared services and benefit from our platform capabilities to expand our growing footprint.

Franchise Agreements

For each of our franchisees across all of our brands, we enter into a franchise agreement covering standard terms and conditions. Under our franchise agreements, we generally grant franchisees the right to operate using our branding for an initial term (generally 5 to 20 years) and the option to renew their agreements. All proposed new store sites require formal approval from us. Franchisees pay Driven Brands an initial franchise license fee and franchise royalties typically based on a percentage of gross sales. Approximately 98% of franchisees pay franchise royalties based on a percentage of gross sales, while approximately 2% pay a flat amount. Franchisees also make or may be required to make contributions towards national and local advertising funds, also typically based on a percentage of gross sales or, in some instances, based on weekly marketing budgets in the applicable designated marketing area.

Our franchise agreements also require franchisees to comply with our standard operating methods that govern the provision of services and use of vendors and may include a requirement to purchase specified products from us, our affiliates and/or designated vendors. Outside of these standards and policies, we do not control the day-to-day operations, such as hiring and training of employees, of the franchisees.

We support our franchisees with brand-specific services (e.g., brand marketing, franchise support, operations and franchise sales) and comprehensive shared services (e.g., centralized marketing support, consumer insights, procurement program savings, fleet, training, development, finance and technology services). Our franchisees also benefit from over 250 field operations team members that provide consistent best-practice training and operational expertise. These support services allow our franchisees to focus on the day-to-day operations of their stores and to provide their customers with high-quality service that our customers have come to associate with our brands.

Independent Operator Agreements

Nearly all of our car wash locations outside of North America operate an independent operator model, where a third party is responsible for site-level labor and receives commissions based on a percentage of site revenue from car washes. At all of our independently-operated sites, we enter into an independent operator agreement covering the commission paid to the independent operator for our car wash services, terms relating to other services offered by the independent operator at the location from which we do not receive any revenue, and other standard terms and conditions including with respect to protection of confidential information, our intellectual property and customer data, standards relating to sub-contracting, indemnification and termination.

Marketing Strategy

Our marketing strategy highlights the needs-based service offerings and value propositions of each of our brands. We focus our marketing efforts on areas we believe will yield the highest rate of return, including the development of tailored marketing campaigns targeted at specific customers when we know they are in need of one of the services provided by our brands.

We use a variety of marketing techniques to build awareness of, and create demand for, our brands and the products and services they offer. Our advertising strategy includes social and digital media, as well as television, print, radio and sponsorships. We have implemented highly professionalized and data-driven marketing practices. We have dedicated brand marketing funds supported by contributions from our franchisees, and in 2019 we collected and spent approximately $90 million for marketing across our brands. Since the inception of our brands, over $1 billion has been spent building brand awareness across our portfolio.

Competition

We compete with a variety of service providers within the highly-fragmented automotive services and parts distribution market. Competitors include international, national, regional and local repair and maintenance shops, car washes, paint and collision repair shops, automobile dealerships and oil change shops and suppliers of automotive parts, including online retailers, wholesale distributors, hardware stores, and discount and mass market merchandise stores. Given the fragmentation of the industry, our competitors include a limited number of large providers of scale. Typically, our competitors offer services within one of our categories; however, few competitors offer services across multiple categories like Driven Brands. We believe the core competitive factors in our industry are scale, geographic reach, brand awareness, service pricing, speed and quality, and customer satisfaction.

We compete with other franchisors on the basis of the expected return on investment for franchisees and the value propositions that we offer them. We compete to sell franchises to potential franchisees who may choose to purchase franchises from other automotive aftermarket service providers, or who may also consider purchasing franchises in other industries.

Suppliers and Distribution

We require certain franchisees to make a portion of their purchases related to the operation of their locations either from us or from our approved vendors. This helps to ensure the preservation of consistent high-quality products and services within each brand. We maintain strong, longstanding relationships with a diverse base of suppliers to ensure market competitiveness and reliability in our supply chain. We leverage our sizeable spend to obtain favorable terms from our suppliers and to provide competitive prices to our franchisees, thus improving profitability and providing a considerable advantage over competitors that lack our scale. We believe that as our business continues to grow, our scale will continue to drive increased procurement benefits across our business.

Our vendors arrange for delivery of products and services either directly to our warehouses or to our company-operated and franchise locations. We closely monitor our supply chain to reduce risk and maintain flexibility in the event of potential supply interruptions and continually re-evaluate our supplier relationships to ensure that we and our franchisees obtain competitive pricing for high-quality equipment, products and other items. We source from a wide range of suppliers with no single supplier representing a significant percentage of our of purchases across our platform.

We also operate a network of 23 distribution centers in the United States and Canada as of September 26, 2020, where we house inventory to support our distribution businesses. We believe the existing supply chain we have in place is sufficient to support our future growth.

Management Information & Technology Systems

We utilize our information technology infrastructure to facilitate data-driven management decisions. Across the platform, we use the Driven Enterprise Portal, which is a fully integrated platform that helps franchisees with reporting, marketing, operations, customer service and fleet management. The Driven Enterprise Portal gives management access to key reporting metrics across the platform, providing comprehensive insight into system health. We also operate specialized systems for certain brands: (i) CARSTAR offers the “Forms and Customer Tracking System”, an online tool used by franchisees for data collection and form management; (ii) Maaco uses One Maaco, which is a licensed platform that optimizes reporting processes, invoices, customer management and insurance claims; (iii) Meineke currently offers a proprietary IT platform, M.Key, that is customized for franchisees to operate their business and includes reporting, cash drawer, repair estimating, work order and inventory management; (iv) 1-800-Radiator operates a fully integrated proprietary software that is customized for franchisees to operate their business; (v) Take 5 currently operates on the Auto Data platform, which provides reporting, cash drawer and inventory management as part of its oil change specific point of sale system; (vi) Uniban operates its Insurance Claims Management division on a proprietary Insurance/Fleet Claims Management system that processes claims for Uniban customers and third party customers and (vii) Car Wash North America runs car wash tunnel sites primarily on two systems: SiteWatch by DRB Tunnel Solutions and WashConnect from Innovative Control Systems that provide point of sale, subscription management, and wash tunnel control functionality. In addition, many of our franchisees utilize our insights dashboard which leverage a BI reporting platform powered by Qlik software.

Government Regulations and Other Regulatory Matters

Our operations are subject to numerous federal, state, local and provincial laws and regulations in North America, Europe and Australia in areas such as consumer protection, occupational licensing, environmental protection, data privacy, labor and employment, tax, permitting, and other laws and regulations. In certain jurisdictions, we must obtain licenses or permits in order to comply with standards governing employee selection, training and business conduct.

We, as a franchisor, are subject to various state and provincial laws, and the Federal Trade Commission (the “FTC”) regulates our franchising activities in the U.S. The FTC requires that franchisors make extensive disclosure to prospective franchisees before the execution of a franchise agreement. Fourteen states require registration and, together with at least one other state, require specific disclosure in connection with franchise offers and sales, and at least twenty states and U.S. territories have “franchise relationship laws” that limit the ability of franchisors to terminate franchise agreements or withhold consent to the renewal or transfer of these agreements. There are also several provinces in Canada that regulate the offer and sale of franchises as well as certain aspects of the franchise relationship. While there are no registration requirements under these provincial franchise laws, they do require pre-sale disclosures similar to those that exist in the U.S.

We are not aware of any federal, state, local, provincial or other laws or regulations that are likely to materially alter or impact our revenues, cash flow or competitive positions, or result in any material capital expenditures. However, we cannot predict the effect on our operations, particularly on our relationship with franchisees, of any pending or future legislation or regulations or the future interpretation of any existing laws, including any newly enacted laws, that may impact us or our franchisees.

Employees and Human Capital Resources

As of December 15, 2020, we employed approximately 4,900 full-time employees, including approximately 4,000 employees at company-operated locations. None of these employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and prospective employees. The principal purposes of our incentive plans are to attract, retain and motivate selected employees, executive officers and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. We strive for exceptional performance and results, which is why meritocracy is one of our core values. We provide employees the opportunity to grow and to be rewarded based on results.

Our franchises are independently owned and operated businesses. As such, employees of our franchisees are not employees of Driven Brands. Our independent operators at independently-operated car wash locations are responsible for the site-level labor and as such, are not employees of Driven Brands.

Intellectual Property

Our trademarks are important to our marketing efforts and conduct of business. We own or have the rights to use certain trademarks, service marks and trade names that are registered with the U.S. Patent and Trademark Office or other foreign trademark registration offices or exist under common law in the United States or other jurisdictions in which we operate. Trademarks that are important in identifying and distinguishing our products and services include, but are not limited to ABRA®, CARSTAR®, DrivenBrands®, IMO®, MAACO®, Meineke®, PH Vitres D’Autos®, Spire Supply®, Take 5 Oil Change®, Uniban®, and 1-800-Radiator & A/C®. We also license or sublicense, as applicable, the Fix Auto USA® trademark for use in connection with our business in the United States. We also own domain names, including our primary domain “www.drivenbrands.com.”

Seasonality

Seasonal changes may moderately impact the demand for our automotive repair and maintenance services, car washes and products. For example, customers may purchase fewer undercar services during the winter months, when miles driven tend to be lower. In addition, customers may defer or forego car washes or vehicle maintenance such as oil changes at any time during periods of inclement weather.

Properties

As of September 26, 2020, we had 4,185 company-operated, franchised, and independently-operated locations, and of these we owned 66 company-operated store locations and 98 independently-operated store locations. We held leases covering the building and/or land for 640 of our company-operated locations, 642 of our independently-operated locations, 24 distribution centers used in our Platform Services segment and 16 offices and training centers in the United States, Canada, and Europe, including our corporate headquarters located in Charlotte, North Carolina. The leases generally have initial expiration dates ranging from 10 and 15 years, with certain renewal options available. We also leased 99 properties that were either leased or subleased principally to franchisees as of September 26, 2020. We believe that the properties are suitable and adequate for the Company’s business.

Legal Proceedings

We may be the defendant from time to time in litigation arising during the ordinary course of business, including, without limitation, employment-related claims, claims based on theories of joint employer liability, data privacy claims, claims involving anti-poaching allegations and claims made by former or existing franchisees or the government. In the ordinary course of business, we are also subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations, and threatened legal actions and proceedings. As of the date of this prospectus, we are not a party to any legal proceeding that would reasonably be expected to have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Jonathan Fitzpatrick	50	President, Chief Executive Officer and Director

Tiffany Mason	46	Executive Vice President and Chief Financial Officer

Scott O’Melia	51	Executive Vice President, General Counsel and Secretary

Daniel Rivera	41	Executive Vice President and Group President, Maintenance

Gabriel Mendoza	54	Executive Vice President and President, Car Wash North America

Tracy Gehlan	52	President, Car Wash International

Michael Macaluso	38	Executive Vice President and Group President, Paint, Collision & Glass

Kyle Marshall	42	President, Platform Services

Neal Aronson	55	Chairman Director

Michael Thompson	38	Director

Chadwick Hume	34	Director

Cathy Halligan	57	Director

Rick Puckett	67	Director

Karen Stroup	44	Director

Peter Swinburn	67	Director

The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.

Jonathan Fitzpatrick serves as our President, Chief Executive Officer and Director. Mr. Fitzpatrick has served as our President and Chief Executive Officer since July 2012, has served as a member of our board of directors since April 2018 and previously served as a member of the board of managers of Driven Investor LLC. Prior to joining the Company, Mr. Fitzpatrick served in various capacities with Burger King Corporation both prior to and after its acquisition by 3G Capital. Between February 2011 and June 2012, he was Executive Vice President, Chief Brand and Operations Officer for Burger King. From October 2010 to February 2011, he was Executive Vice President of Global Operations and between August 2009 and October 2010, Senior Vice President of Operations, Europe Middle East and Africa. Prior to this role, he was Senior Vice President, Development and Franchising from July 2007 through August 2009. Mr. Fitzpatrick earned a Bachelor’s and Graduate degree from University College in Dublin, Ireland.

Tiffany Mason serves as our Executive Vice President and Chief Financial Officer, positions she has held since March 2020. Prior to joining the Company, she served as interim Chief Financial Officer at Lowe’s Companies, Inc. in 2018. Ms. Mason also served as Senior Vice President, Corporate Finance and Treasurer of Lowe’s Companies, Inc. from 2015 through 2019, Vice President, Finance and Treasurer from 2013 until 2015, Vice President, Investor Relations from 2010 until 2013 and Director, External Reporting and Accounting Policy from 2006 until 2010. Before joining Lowe’s Companies, Inc., Ms. Mason was Vice President of SEC Reporting at Bank of America. She has over 20 years of experience in accounting, treasury, investor relations and financial planning and analysis. Ms. Mason earned a B.B.A. in accounting from Loyola University Maryland.

Scott O’Melia serves as our Executive Vice President, General Counsel and Secretary, positions he has held since May 2020. Prior to joining Driven Brands, Mr. O’Melia served as General Counsel and Vice President of

Corporate Development for Caraustar Industries from 2012 to 2019. From 2009 to 2012, Mr. O’Melia was Vice President, Corporate Counsel at Wendy’s/Arby’s Group. From 2005 to 2009, Mr. O’Melia was a partner at Alston & Bird where he focused on mergers and acquisitions and other transactions, securities, private equity and general corporate matters. Mr. O’Melia earned his Bachelor’s degree from Ohio University and holds a J.D. from University of Florida’s Levin College of Law.

Daniel Rivera serves as our Executive Vice President and Group President of Maintenance. Mr. Rivera joined Driven Brands as Chief Information Officer in 2012 and has served as President of Meineke and President of Take 5. Prior to joining Driven Brands, Mr. Rivera served as Senior Director of Application Development, Business Intelligence, Infrastructure, and Security at AutoNation. Prior to his role with AutoNation, he worked in various capacities at General Electric, Motorola and Burger King Corporate. Mr. Rivera earned a B.S. in Computer Engineering from Florida International University and a J.D. from Florida International University’s College of Law.

Gabriel Mendoza serves as our Executive Vice President and President of Car Wash, North America. He has served in several positions at Driven Brands since joining the Company as part of the 1-800-Radiator acquisition in June 2015. He had been with 1-800-Radiator since 2007, serving in numerous management roles including Chief Financial Officer, Chief Operating Officer and most recently as President. Prior to joining 1-800-Radiator, he served as Vice President Finance at Alibris, a leading internet marketplace for used, new and hard-to-find books. Prior to joining Alibris, Mr. Mendoza was a Corporate Group Controller at United Parcel Service. During his 13 years at United Parcel Service, he served in a variety of operations, marketing, reporting and financial management positions. Mr. Mendoza earned a B.A. in Economics from the University of California, San Diego, and an M.B.A. in Finance from Golden Gate University (San Francisco).

Tracy Gehlan serves as our President, Car Wash, International. Ms. Gehlan joined Driven Brands in 2020 upon the completion of the acquisition of ICWG. Ms. Gehlan is responsible for all Car Wash segment regions outside the United States and is based in the United Kingdom. Prior to joining Driven Brands, Ms. Gehlan was Senior Vice President & Chief Operating Officer of Hertz International, overseeing franchise and company-operated locations across 89 markets spanning the Hertz, Dollar Thrifty, and Firefly brands. She was responsible for the overall performance of the region and was a member of the global senior management team. Ms. Gehlan began her career at the Restaurant Group, the largest independent U.K.-based restaurant company, and has also held numerous roles across the Burger King organization, where she ultimately served as Chief Operating Officer of Burger King EMEA. Ms. Gehlan earned a LLB from Newcastle University.

Michael Macaluso serves as our Executive Vice President and Group President of Paint, Collision & Glass. Mr. Macaluso joined Driven Brands as part of the CARSTAR Canada acquisition in 2015 and has served as President of CARSTAR North America. Prior to joining Driven Brands, Mr. Macaluso served in variety of roles with CARSTAR Canada for nearly a decade, beginning as Insurance Relations Manager and progressing to Director of Operations, Chief Operating Officer and President prior to Driven acquiring CARSTAR Canada to form CARSTAR North America. Mr. Macaluso earned a B.A. in Economics and Business from Western University.

Kyle Marshall serves as our President, Platform Services. Mr. Marshall joined Driven Brands as part of the 1-800-Radiator acquisition in June 2015. He had been with 1-800-Radiator since 2003, serving in numerous management roles including Vice President of Sales and Marketing and most recently as President. Mr. Marshall earned a B.A. in Marketing from the University of Massachusetts at Amherst.

Neal Aronson became a member of our board of directors in December 2020, previously served as a member of the board of managers of Driven Investor LLC, and will serve as chairman of our board of directors upon the consummation of this offering. Mr. Aronson founded Roark and serves as its Managing Partner, a position he has held since 2001. Prior to founding Roark, Mr. Aronson was Co-Founder and Chief Financial Officer for U.S. Franchise Systems, Inc., or USFS, a franchisor of hotel chains. Prior to USFS, Mr. Aronson was a private equity professional at Rosecliff (a successor company to Acadia Partners), Odyssey Partners and Acadia

Partners (now Oak Hill). Mr. Aronson began his career in the corporate finance department at Drexel, Burnham, Lambert Inc. Mr. Aronson received a B.A. from Lehigh University. Mr. Aronson’s experience as a private equity partner, chief financial officer and in other senior executive leadership roles working with franchise companies in the retail, consumer and business services industries, and knowledge of complex financial matters provide him with valuable and relevant experience in franchise administration, strategic planning, corporate finance, financial reporting, mergers and acquisitions and leadership of complex organizations, and provides him with the qualifications and skills to serve as a director.

Michael Thompson became a member of our board of directors in December 2020 and previously served as a member of the board of managers of Driven Investor LLC. Mr. Thompson also serves as a Managing Director of Roark. Prior to joining Roark, Mr. Thompson worked at Montage Partners, a Phoenix-based private equity firm. Before Montage, Mr. Thompson served as a Senior Associate at Kroll Zolfo Copper. Mr. Thompson received a B.A. from Pomona College and an M.B.A. from the University of Chicago Booth School of Business. Mr. Thompson’s involvement with his respective firms’ investments in various companies, in-depth knowledge and industry experience, coupled with his skills in private financing and strategic planning, provides him with the qualifications and skills to serve as a director.

Chadwick Hume became a member of our board of directors in December 2020 and previously served as a member of the board of managers of Driven Investor LLC. Mr. Hume also serves as a Principal of Roark. Prior to joining Roark, Mr. Hume worked at Houlihan Lokey and Bank of America. Mr. Hume received a B.B.A. from the Terry College of Business at the University of Georgia. Mr. Hume’s experience with his firm’s investments in branded consumer companies, expertise in corporate strategy and organization and relevant experience in the industry provides him with the qualifications and skills to serve as a director.

Cathy Halligan became a member of our board of directors in December 2020 and previously served as a member of the board of managers of Driven Investor LLC. Ms. Halligan also serves as a director for Ferguson plc, FLIR Systems Inc., and Ulta Beauty Inc. and has served as an advisor to Narvar Inc. since 2013 and Chanel since 2014. Ms. Halligan received a B.S. from Northern Illinois University. Ms. Halligan’s extensive board experience and experience in digital transformation, marketing, and retail provide her with the qualifications and skills to serve as a director.

Rick Puckett became a member of our board of directors in December 2020 and previously served as a member of the board of managers of Driven Investor LLC. Mr. Puckett serves as a director and as chairman of the audit committee for SPX Corporation and Whitehorse Finance, Inc., positions he has held since May 2015 and December 2012, respectively. Mr. Puckett is also a member of the Board of Directors for Pet Retail Brands, Inc., a privately held company, since August 2019. He also served on the board of directors for Late July Brands, a privately held company from 2007 through 2010. From December 2006 to December 2016, Mr. Puckett was the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Snyder’s-Lance, Inc. Prior to Snyder’s-Lance, Mr. Puckett was Executive Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. Mr. Puckett is a Certified Public Accountant, and he received a bachelor’s degree in accounting and an M.B.A. from the University of Kentucky. Mr. Puckett’s experience in leadership roles at his past companies, significant knowledge and understanding of corporate finance and financial reporting and his expert background as a Certified Public Accountant provides him with the qualifications and skills to serve as a director.

Karen Stroup became a member of our board of directors in December 2020 and previously served as a member of the board of managers of Driven Investor LLC. Ms. Stroup also serves as the Chief Digital Officer of Thomson Reuters Corporation. Prior to joining Thomson Reuters Corporation in 2019, Ms. Stroup served as Director, North America Digital BCG Accelerator System at Boston Consulting Group in 2019, as Chief Digital Officer at TreeHouse in 2018, as Senior Vice President, The Garage at Capital One Financial Corporation from 2016 to 2018 and as Vice President, Product Management at Intuit, Inc. from 2007 to 2016. Ms. Stroup received a B.B.A. from the University of Notre Dame and an M.B.A. from Dartmouth College. Ms. Stroup’s experience in leading digital transformations and delivering results leveraging customer-driven innovation provide her with the qualifications and skills to serve as a director.

Peter Swinburn became a member of our board of directors in December 2020 and previously served as a member of the board of managers of Driven Investor LLC. Mr. Swinburn also serves as a director for Cabela’s Inc., Express Inc., Wales Millennium Centre, High Level Software Ltd, The Rise and Fuller, Smith & Turner. Previously, Mr. Swinburn served as the Chief Executive Officer of Molson Coors from 2008 to 2014. Mr. Swinburn received a B.Sc. from University of Wales, Cardiff. Mr. Swinburn’s extensive board experience and significant knowledge and understanding of business development, strategic planning and consumer brand marketing provide him with the qualifications and skills to serve as a director.

Controlled Company

We have applied to list the shares of our common stock offered in this offering on NASDAQ. As our Principal Stockholders will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a “controlled company,” we will be permitted to elect not to comply with certain corporate governance requirements, including (1) those that would otherwise require our board of directors to have a majority of “independent directors” as such term is defined by applicable NASDAQ rules, (2) those that would require that we establish a compensation committee composed entirely of “independent directors” and with a written charter addressing the committee’s purpose and responsibilities and (3) those that would require we have a nominating and corporate governance committee comprised entirely of “independent directors” and with a written charter addressing the committee’s purpose and responsibilities, or otherwise ensure that the nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws. Accordingly, to the extent we elect not to comply with these corporate governance standards, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on NASDAQ, we will be required to comply with these provisions within the applicable transition periods.

Director Independence

While we are a “controlled company” we are not required to have a majority of “independent directors.” As allowed under the applicable rules and regulations of the SEC and NASDAQ, we intend to phase in compliance with the heightened independence requirements prior to the end of the one-year transition period after we cease to be a “controlled company.” Upon completion of this offering, we will have at least four “independent directors” on our board of directors as such term is defined by the applicable rules and regulations of NASDAQ. Upon consummation of this offering, we expect our “independent directors”, as such term is defined by the applicable rules and regulations of NASDAQ, will be Cathy Halligan, Rick Puckett, Karen Stroup and Peter Swinburn.

Board Composition

Our board of directors will consist of eight members upon completion of this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of directors may be increased or decreased by our board of directors in accordance with our amended and restated certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors.

Board Committees

Following the completion of this offering, the board committees will include an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, we may avail ourselves of the “controlled company” exception under the NASDAQ rules which exempts us from certain requirements, including the requirements that we have a majority of “independent directors” on our board of directors and that we have compensation and nominating and corporate governance committees composed entirely of “independent directors.” We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members by the end of the transition period for companies listing in connection with an initial public offering.

If at any time we cease to be a “controlled company” under the NASDAQ rules, the board of directors will take all action necessary to comply with the applicable rules, including appointing a majority of “independent director” to the board of directors and establishing certain committees composed entirely of “independent directors”, subject to a permitted “phase-in” period.

Audit Committee

Following the consummation of this offering, our audit committee will consist of Rick Puckett, Karen Stroup, and Peter Swinburn, each of whom qualifies as an “independent director.” Our board of directors has determined that Rick Puckett qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that all audit committee members are independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NASDAQ listing standards. The principal duties and responsibilities of our audit committee will be as follows:

•	to prepare the annual audit committee report to be included in our annual proxy statement;

•	to oversee and monitor our financial reporting process;

•	to oversee and monitor the integrity of our financial statements and internal control system;

•	to oversee and monitor the independence, retention, performance and compensation of our independent auditor;

•	to oversee and monitor the performance, appointment and retention of our senior internal audit staff person;

•	to discuss, oversee and monitor policies with respect to risk assessment and risk management;

•	to oversee and monitor our compliance with legal and regulatory matters; and

•	to provide regular reports to the board.

The audit committee will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.

Compensation Committee

Following the consummation of this offering, our compensation committee will consist of Cathy Halligan, Chadwick Hume and Michael Thompson. The principal duties and responsibilities of the compensation committee will be as follows:

•	to review and make recommendations to the full board of directors regarding our compensation policies and programs;

•

to review and make recommendations to the board of directors regarding the compensation of our chief executive officer, other officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements, confidentiality and non-competition agreements;

•

to review and recommend to the board of directors a succession plan for the chief executive officer and development plans for other key corporate positions as shall be deemed necessary from time to time;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to administer incentive compensation and equity-related plans;

•	to review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met;

•	to set and review the compensation of members of the board of directors; and

•	to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We intend to avail ourselves of the “controlled company” exception under the NASDAQ rules which exempts us from the requirement that we have a compensation committee composed entirely of “independent directors.”

Nominating and Corporate Governance Committee

Following the consummation of this offering, our nominating and corporate governance committee will consist of Chadwick Hume, Peter Swinburn, and Michael Thompson. The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•	to identify candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

•

to recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;

•	to recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;

•	to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	to develop and recommend to our board of directors guidelines setting forth corporate governance principles applicable to the Company; and

•	to oversee the evaluation of our board of directors and senior management.

We intend to avail ourselves of the “controlled company” exception under the NASDAQ rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of “independent directors.”

Code of Business Conduct and Ethics

Upon consummation of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The code of business conduct and ethics will contain general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at http://www.drivenbrands.com. Following the consummation of this offering, the code of business conduct and ethics will be available on our website.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Following the completion of this offering, the compensation committee of the board of directors will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of the board of directors will oversee the management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

EXECUTIVE COMPENSATION

Introduction

This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the Summary Compensation Table below. For fiscal year 2020, our named executive officers are:

•	Jonathan Fitzpatrick, our President and Chief Executive Officer;

•	Tiffany Mason, our Executive Vice President and Chief Financial Officer; and

•	Daniel R. Rivera, our Executive Vice President and Group President, Maintenance.

The compensation program for our named executive officers consists principally of the following elements: base salary; performance-based cash bonus; and equity-based incentive compensation. We also provide general employee benefits as well as certain severance benefits upon certain terminations of employment.

Summary of NEO Offer Letters and Employment Agreements

Jonathan Fitzpatrick

We are party to an amended and restated employment agreement with Jonathan Fitzpatrick, dated April 17, 2015, as amended, to serve as our President and Chief Executive Officer with a term ending on April 17, 2025, which term extends automatically for consecutive one-year periods unless either Mr. Fitzpatrick or we provide at least 90 days’ notice of non-renewal prior to the expiration of the initial or any renewal term.

Pursuant to his employment agreement, Mr. Fitzpatrick is entitled to an annual base salary of $600,000 (subject to review by the Board from time to time) and a target bonus of 150% of his annual base salary based on a combination of our overall goals as well as achievement of individual performance objectives. Mr. Fitzpatrick is entitled to participate in the Company’s employee benefit, fringe and perquisite arrangements as in effect from time to time.

Mr. Fitzpatrick’s employment agreement includes other customary terms and conditions, including perpetual confidentiality and assignment of intellectual property provisions, and an eighteen-month post-termination noncompetition covenant and a two year post-termination nonsolicitation covenant of employees and customers.

Mr. Fitzpatrick is also entitled to severance upon certain terminations of employment, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”

Tiffany Mason

We are party to an employment agreement with Tiffany Mason, dated February 17, 2020, to serve as our Chief Financial Officer with a term ending on March 2, 2023.

Ms. Mason’s employment agreement provides for an initial annual base salary of $450,000 (which is currently $485,000), and a target bonus of 75% of her annual base salary based on achievement of performance objectives. Ms. Mason is also entitled to an initial grant of 2,000 Class B “Profits Units” and to participate in the Company’s benefit plans as in effect from time to time.

The employment agreement also contains customary provisions relating to perpetual non-disclosure of confidential information and a two-year post-termination non-competition covenant and a two-year post-termination non-solicitation covenant of employees and customers.

Ms. Mason is also entitled to severance upon certain terminations of employment, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”

Daniel R. Rivera

We are party to a letter agreement with Daniel R. Rivera, dated November 7, 2012, as amended October 27, 2014, pursuant to which Mr. Rivera is employed as the President of our subsidiary (currently Executive Vice President and Group President, Maintenance) and reports to our Chief Executive Officer. Mr. Rivera’s letter agreement has no specific term and constitutes at-will employment. Mr. Rivera’s letter agreement provides for an initial annual base salary of $280,000 (which is currently $375,000), and a target bonus of 100% of his base salary. Mr. Rivera’s letter agreement also provides that he is eligible to participate in the employee benefit plans and 401(k) Plan, and received reimbursement for certain relocation expenses.

The letter agreement also contains customary provisions relating to non-disclosure of confidential information and a two year post-termination non-competition covenant and two-year post-termination non-solicitation covenant of employees and customers.

Mr. Rivera is also entitled to severance upon certain terminations of employment, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”

Base Salary

We pay base salaries to attract, recruit and retain qualified employees. Following the consummation of this offering, we expect that our compensation committee will review and set base salaries of our named executive officers annually.

Annual Cash Bonus Compensation

During fiscal year 2020, our named executive officers were eligible to participate in our annual performance-based cash bonus plan. Following the completion of this offering, our compensation committee intends to continue an annual performance-based cash bonus plan for eligible employees, including our named executive officers.

For fiscal year 2020, the annual target bonus (as a percentage of base salary) for each of Mr. Fitzpatrick, Ms. Mason and Mr. Rivera under the cash bonus plan for fiscal year 2020 was 150%, 75% and 100%, respectively. The bonuses under the cash bonus plan for each of our named executive officers were earned based on achievement of pre-established financial performance criteria (EBITDA targets). Based on our overall achievement of the financial performance goals, the named executive officers earned a bonus in an amount shown in the Summary Compensation Table. The bonuses in respect of fiscal year 2020 performance for each of Mr. Fitzpatrick, Ms. Mason and Mr. Rivera are expected to be paid in the first quarter of 2021. In addition, the Company paid during fiscal 2020 special bonuses to its certain employees (including our named executive officers) to recognize their exceptional performance in various areas during fiscal 2020, which are also shown in the Summary Compensation Table.

Equity Incentive Compensation

We provide equity-based incentive compensation to our named executive officers because it links our long-term results achieved for our stockholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success. Our named executive officers have each been granted profits interests (i.e., Class B Common Units (“Class B Units”) of Driven Investor LLC (“Parent”) under the Parent Incentive Equity Plan (the “Profits Interest Plan”) and Parent’s operating agreement. Class B Units allow the named executive officers to share in the future appreciation in the equity value of Parent. For each Class B Unit award, approximately one-third of the Class B Units vest ratably over 5 years based on continued employment, and approximately two-thirds of the Class B Units are eligible to vest in the event of a sale transaction or a qualified public offering, including this offering (a “Liquidity Event”), based on the level of internal rate of return (based on cash payments or other distributions actually received) that is achieved by RC Driven Holdco LLC and its affiliates (the “Sponsor Group”). Our named executive officers received grants of Class B Units during 2020 as shown in the Summary Compensation Table and the Outstanding Equity Awards at Fiscal Year-End 2020 Table.

Following the adoption of our 2021 Omnibus Equity Incentive Plan in connection with this offering, no further awards will be granted under the Profits Interest Plan.

Retirement Benefits

Our named executive officers are entitled to participate in our 401(k) plan, on the same basis as our other eligible employees. Our named executive officers are also entitled to participate in the Driven Brands, Inc. Non-qualified Deferred Compensation Plan (the “NQDC”), a deferred compensation plan that permits the elective deferral of base salary and annual performance-based bonus for a select group of management and highly compensated employees.

Summary Compensation Table

The following Summary Compensation Table sets forth information regarding the compensation paid to, awarded to or earned by our President and Chief Executive Officer and our two other most highly compensated executive officers for services rendered in all capacities during the year ended December 26, 2020.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4) ($)	Total ($)
Jonathan Fitzpatrick President and Chief Executive Officer	2020	600,000	3,000,000	2,758,576	792,000	8,978	7,159,554

Tiffany Mason(4) Executive Vice President and Chief Financial Officer	2020	377,500	200,000	677,619	320,100	445	1,575,664

Daniel R. Rivera Executive Vice President and Group President, Maintenance	2020	375,000	250,000	378,856	330,000	4,838	1,338,694

(1)	Amounts set forth in the Bonus column represent the special bonuses paid to our named executive officers to recognize their exceptional performance in various areas during fiscal 2020.
(2)

The Class B Units represent profit interests in Driven Investor LLC, which will have value only if the value of Driven Investor LLC increases following the date on which the awards of such Class B Units are granted. This amount represents a grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to a grant of Class B Units. There was no public market with respect to the Class B Units at the time of grant, and thus the grant date fair value was based on the fair market value as determined in accordance with the following weighted average assumptions: annual dividend yield of 0.00%; weighted average expected life of 1.74 years; risk-free interest rate of 0.98% and expected volatility of 46.50%. The value shown in the table above only shows the value of the Class B Units subject to time-based vesting as the fair market value of the Class B Units subject to performance-based vesting is considered to be $0. The expected term of the Class B Units is based on evaluations of historical and expected future employee behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of several public entities that are similar to the Company as the Company does not have sufficient historical transactions of its own shares on which to base expected volatility. As of September 26, 2020, the Company does not intend to pay dividends or distributions in the future. However, if maximum performance of the Class B Units is achieved, the values in the tables above would increase by the following amounts: $5,498,956 for Mr. Fitzpatrick, $1,346,216 for Ms. Mason and $750,479 for Mr. Rivera.
(3)

Amounts set forth in the Non-Equity Incentive Plan Compensation column represent cash bonuses paid to each of our named executive officers, based on our achievement of certain financial performance goals for fiscal year 2020.

(4)	Amounts reported under All Other Compensation reflect the following:

Name	Company 401(k) Match ($)	Company Deferred Compensation Match ($)	Group Term Life($)	Executive Medical Program ($)	Commuter Benefits ($)	Total ($)
Jonathan Fitzpatrick	4,442	3,237	1,299	—	—	8,978
Tiffany Mason	445	—	—	—	—	445
Daniel R. Rivera	4,265	—	—	—	—	4,838

(5)	Ms. Mason’s employment began March 2, 2020.

Outstanding Equity Awards at Fiscal Year-End 2020

The following table provides information about the outstanding equity awards (unvested Class B Units) held by our named executive officers as of December 26, 2020.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Jonathan Fitzpatrick	5/26/2015	—	—	3,683	10,888,795
	2/10/2020	1,707	1,720,241	1,706	1,719,221
	9/24/2020	2,000	0	2,000	0
Tiffany Mason	3/23/2020	667	672,179	667	672,179
	9/24/2020	334	0	333	0
Daniel R. Rivera	5/26/2015	—	—	921	2,721,831
	2/10/2020	667	672,179	667	672,179

(1)	Represents unvested Class B Units subject solely to service-based vesting requirements (“Time-Vesting Units”). See footnote (4) for Time-Vesting Units vesting dates.
(2)

The Class B Units represent profit interests in Driven Investor LLC, which will have value only if the value of Driven Investor LLC increases following the date on which the awards of such Class B Units are granted. There is no public market for the Class B Units, accordingly, the market or payout value of the unvested Class B Units is based on the value of the shares of our common stock that were held by Driven Investor LLC as of December 26, 2020. For purposes of this table, the Class B Units were valued using an initial public offering price of $18.50 per share of our common stock which is the midpoint of the price range set forth on the cover page of this prospectus.

(3)

Represents the unvested Class B Units subject to performance-based vesting requirements (“Performance-Vesting Units”). The Performance-Vesting Units will vest upon a Liquidity Event only if, and to the extent that, our Sponsor Group achieves certain levels of internal rate of return in connection with the Liquidity Event. The completion of this offering will not result in any vesting of the Performance-Vesting Units. In accordance with applicable SEC disclosure rules we have shown the number of Performance-Vesting Units that would be earned assuming achievement of the lowest threshold level of performance (i.e. 50% of the Performance-Vesting Units).

(4)	The vesting schedules of the Time-Vesting Units are as follows (subject to the named executive officer’s continued employment through each applicable vesting date):

Name	Grant Date	Vesting Schedule
Jonathan Fitzpatrick	2/10/2020	Vests 20% per year over 5 years. Approximately 341.4 Class B Units are scheduled to vest on each of January 1, 2021, 2022, 2023, 2024 and 2025
Tiffany Mason	9/24/2020	Vests 20% per year over 5 years. Approximately 400 Class B Units are scheduled to vest on each of August 3, 2021, 2022, 2023, 2024 and 2025

	3/23/2020	Vests 20% per year over 5 years. Approximately 133.4 Class B Units are scheduled to vest on each of March 2, 2021, 2022, 2023, 2024 and 2025

	9/24/2020	Vests 20% per year over 5 years. Approximately 66.8 Class B Units are scheduled to vest on each of August 3, 2021, 2022, 2023, 2024 and 2025

Daniel R. Rivera	2/10/2020	Vests 20% per year over 5 years. Approximately 133.4 Class B Units are scheduled to vest on each of January 1, 2021, 2022, 2023, 2024 and 2025

Prior to the closing of this offering, in connection with the Reorganization, the Class B Units in Driven Investor LLC will be exchanged for an economically equivalent number of vested and unvested shares of our common stock. In addition, in connection with this offering, certain of those former holders of such Class B Units (including our named executive officers) will be granted an option to acquire shares of our common stock, with an exercise price per share equal to the offering price. These stock option grants, taken together with the shares received in exchange for the Class B Units, are designed to preserve the intended percentage of the future appreciation of Driven Investor LLC that the Class B Units would have been allocated had they not been exchanged in connection with the Reorganization. Such options will be partially vested and partially unvested at grant, in the same proportion as the Class B Units held by the grantee were vested or unvested immediately prior to the Reorganization. The unvested portion of these stock option grants shall be subject to the same vesting and forfeiture terms that apply to the unvested shares of common stock received in exchange for their Class B Units.

Potential Payments upon Termination of Employment or Change in Control

Treatment of Incentive Equity Awards

Upon a termination of a named executive officer’s employment for any reason all of such officer’s unvested Time-Vesting Units will be forfeited for no consideration; provided, that in the event (i) of a termination by us for cause, (ii) the named executive officer breaches such officer’s restrictive covenants or (iii) the named executive officer fails to execute a release (collectively, “Forfeiture Events”), both the vested and unvested Time-Vesting Units will be forfeited for no consideration.

Upon a termination of a named executive officer’s employment due to such officer’s death or disability, all of such officer’s unvested Performance-Based Units will remain outstanding and eligible to vest on a prorated basis upon the occurrence of a Liquidity Event. Upon a termination of a named executive officer’s employment for any reason other than due to such officer’s death or disability, all of such officer’s unvested Performance-Based Units will be forfeited for no consideration; provided, that in the event that such officer’s employment is terminated without cause within 6 months prior to a Liquidity Event, such officer’s Performance-Based Units that would have otherwise vested on such Liquidity Event will vest; provided, further, that on a Forfeiture Event, both the vested and unvested Performance-Vesting Units will be forfeited for no consideration.

Upon a sale transaction all outstanding Time-Vesting Units will accelerate and become fully vested and all Performance-Vesting Units will vest with respect to 0%, 50%, or 100% depending on the level of internal rate of return achieved by the Sponsor Group in connection with the sale transaction.

Treatment of Non-qualified Deferred Compensation

Upon a termination of a named executive officer’s employment due to such officer’s death or disability, such officer will become fully vested in all matching contributions credited to the named executive officer’s account under the NQDC.

Severance Benefits under Employment Agreements and Offer Letters

Jonathan Fitzpatrick

Upon a termination of employment by us without cause, a resignation by Mr. Fitzpatrick for good reason (each as defined in his employment agreement) or by expiration of the term following notice by us not to extend the term, subject to Mr. Fitzpatrick’s execution of a separation agreement containing a general release of claims and such general release of claims becoming irrevocable, Mr. Fitzpatrick will be entitled to (i) base salary continuation for a period of 18 months following the date of termination and (ii) a lump-sum cash amount equal to $50,000, paid within 10 days following the termination date.

Upon a termination of employment due to his death or disability, subject to Mr. Fitzpatrick or his estate executing a general release of claims and such general release of claims becoming irrevocable, Mr. Fitzpatrick will be entitled to payment of an annual bonus for the year of termination (prorated for the number of days of employment through such year) based on actual results, payable at the time annual bonuses are paid to active employees.

Upon any termination of employment, including a resignation without good reason or termination for cause, Mr. Fitzpatrick shall also be entitled to payment of base salary through the date of termination, accrued benefits and reimbursement for unreimbursed business expenses.

If any payments or benefits payable to Mr. Fitzpatrick would be a “parachute payment” resulting in a lost tax deduction for the Company under Section 280G of the Code and excise tax to Mr. Fitzpatrick under Section 4999 of the Code, the payments and benefits shall be reduced to an amount that would not trigger the excise tax, but only to the extent that such reduction would leave Mr. Fitzpatrick with a greater net after-tax amount.

Tiffany Mason

Upon a termination of employment by us without cause (as defined in her employment agreement) or our non-renewal of the term of her employment agreement, subject to her execution of a release of claims, Ms. Mason will be entitled to continued payment of her base salary for 12 months; provided that such payments will cease if at any time during the 12 month period following her separation, Ms. Mason accepts or commences full-time or part-time employment with any other employer, or undertakes any consulting assignments that provide any payment for her services.

Upon any termination of employment, including a resignation for any reason, termination for cause, or termination of employment due to death or disability, Ms. Mason will also be entitled to continued payment of base salary until her last day of active employment.

Daniel R. Rivera

Upon a termination of employment by us without cause (each as defined in his letter agreement), subject to his execution of a release of claims, Mr. Rivera is entitled to continued payment of his base salary for 12 months.

Upon any termination of employment, including a resignation for any reason, termination for cause, or termination of employment due to death or disability, Mr. Rivera shall also be entitled to continued payment of base salary until his last day of active employment.

Compensation of Directors

We anticipate that each of our non-employee directors will receive an annual director fee, fees for attending meetings of the board of directors as well as committee meetings and equity awards in connection with their services. In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services. Directors who are officers or are affiliated with Roark will not receive any compensation in connection with the offering or for services as directors following the offering. As of the time of this offering, we are evaluating the specific terms of our director compensation program. In November of 2020, each of Ms. Halligan and Ms. Stroup received a grant by Driven Investor LLC of 107.7775 Class B Units of Parent, which will generally vest ratably on each of the first three anniversaries of October 21, 2020, subject to her continued service. Prior to the closing of this offering, in connection with the Reorganization, the Class B Units in Driven Investor LLC will be exchanged for an economically equivalent number of unvested shares of our common stock. In addition, in connection with this offering, Ms. Halligan and Ms. Stroup (as well as Mr. Puckett and Mr. Swinburn, who are also holders of Class B Units) will be granted an option to acquire shares of our common stock, with an exercise price per share equal to the offering price. These stock option grants, taken together with the shares received in exchange for the Class B Units, are designed to preserve the intended percentage of the future appreciation of Driven Investor LLC that the Class B Units would have been allocated had they not been exchanged in connection with the Reorganization. Such options will be partially vested and partially unvested at grant, in the same proportion as the Class B Units held by the grantee were vested or unvested immediately prior to the Reorganization. The unvested portion of these stock option grants shall be subject to the same vesting and forfeiture terms that apply to the unvested shares of common stock received in exchange for their Class B Units. In connection with this offering, we anticipate that each of Mr. Puckett and Mr. Swinburn will receive an option to purchase a number of shares of our common stock that have a value at the offering price equal to $400,000, with an exercise price per share equal to the offering price, which will generally vest ratably on each of the first three anniversaries of the completion of this offering, subject to his continued service with us.

Post-IPO Equity Compensation Plans

2021 Omnibus Incentive Plan

In connection with this offering, our board of directors will adopt, with the approval of our stockholders, our 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to become effective in connection with the consummation of this offering. Following the adoption of the Omnibus Incentive Plan, we do not expect to issue additional profits interests under the Profits Interest Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan.

Administration. The compensation committee of our board of directors (the “Compensation Committee”) will administer the Omnibus Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized. Pursuant to the Omnibus Incentive Plan, we have reserved an aggregate of 12,935,565 shares of our common stock for issuance of awards to be granted thereunder. No more than 12,935,565 shares of our common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, in respect of service as a member of the board of directors during such year will be $500,000 (excluding any one-time awards granted in connection with the consummation of this offering). If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested or exercised, shares of our common stock subject to such award will again be made available for future grants. Any shares that are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance, but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Omnibus Incentive Plan.

Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, or the exercise price of outstanding options, or such other equitable substitution or adjustments as the Compensation Committee may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.”

Stock Options. The Compensation Committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Incentive Plan will be 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by the Company’s insider trading policy, the option’s term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our common stock valued at the fair market value at the time the option is exercised, or any combination of the foregoing, provided that such shares are not subject to any pledge or other security interest, or by such other method as the Compensation Committee may permit in its sole discretion, including (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. In all events of cashless or net exercise, any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Compensation Committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be 10 years from the date of grant.

Restricted Stock. The Compensation Committee will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that is generally non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.

Restricted Stock Unit Awards. The Compensation Committee will be authorized to grant restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award, once vested, may be settled in a number of shares of our common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our common stock, either in cash or, at the sole discretion of the Compensation Committee, in shares of our common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time that the underlying restricted stock units are settled.

Other Stock-Based Awards. The Compensation Committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our common stock, or awards that provide for cash payments based in whole or in part on the value of our common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

Effect of a Change in Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between us and a participant, in the event of a change in control (as defined in the Omnibus Incentive Plan), if a participant’s employment or service is terminated by us other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then the Compensation Committee may provide that (i) all then-outstanding options and SARs held by such participant will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period (and any other conditions) shall expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units held by such participant (including without limitation a waiver of any applicable performance goals); provided that with respect to any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of actual or target performance as determined by the Compensation Committee and, unless otherwise determined by the Compensation Committee, prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Compensation Committee may in its discretion and upon at least ten days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company’s common stock received or to be received by other shareholders of the Company in connection with the transaction (it being understood that any option or SAR having a per-share exercise price or strike price equal to, or in excess of, the fair market value (as of the date specified by the Compensation Committee) of a share of the Company’s common stock subject thereto may be canceled and terminated without payment or consideration therefor). Notwithstanding the above, the Compensation Committee shall exercise such discretion over the timing of settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).

Amendment. The Omnibus Incentive Plan will have a term of 10 years. The board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed and (iv) the Compensation Committee may not cancel any outstanding option or SAR that has a per-share exercise price or strike price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof. However, stockholder approval is not required with respect to clauses (i), (ii), (iii) and (iv) above with respect to certain adjustments on changes in capitalization.

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of NASDAQ or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming the holding period is satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

No income will be realized by a participant upon grant or vesting of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant or vesting of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to the executives designated in Section 162(m) of the Code, including, but not limited to, its chief executive officer, chief financial officer and the next three highly compensated executives of such corporation whose compensation is required to be disclosed in its proxy statement. We reserve the right to award compensation as to which a deduction may be limited under Section 162(m) where we believe it is appropriate to do so.

Employee Stock Purchase Plan

In connection with this offering, we expect to adopt an employee stock purchase plan, or ESPP, which permits our employees to purchase our shares at a discount, subject to certain limitations set forth in the ESPP. 1,847,938 shares of our common stock will be available for issuance under the ESPP (representing 1.0% of the shares of our common stock on a fully diluted basis assuming that all shares available for issuance under the 2021 Omnibus Incentive Plan and ESPP are issued and outstanding).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

ICWG Acquisition

On August 3, 2020, pursuant to the Merger Agreement in connection with the ICWG Acquisition, RC IV ICW Merger Sub LLC, a subsidiary of RC IV Cayman ICW Holdings LLC and the direct parent of RC IV Cayman ICW LLC, merged with and into Driven Investor LLC. Driven Investor LLC subsequently contributed all of the equity interests of RC IV Cayman ICW LLC to the Company in exchange for 430 shares of the Company’s common stock which corresponds to RC IV Cayman ICW LLC’s interest in the combined company. RC IV Cayman ICW LLC is the direct parent of Shine Holdco, a holding company of all of the assets and liabilities of ICWG. RC IV Cayman ICW Holdings LLC is related to Roark and will be one of our Principal Stockholders upon completion of this offering.

Stockholders Agreement

In connection with this offering, we will enter into a stockholders agreement with our Principal Stockholders. This agreement will grant our Principal Stockholders the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 20% but less than 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. Our Principal Stockholders will also have the right to appoint members to committees of our board of directors in proportion to their representation on the Board, except where prohibited by applicable laws or stock exchange regulations, in which case our Principal Stockholders will instead be entitled to appoint observer members of any such restricted committee.

For purposes of calculating the number of directors that affiliates of our Principal Stockholders are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our board of directors (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, in the event a vacancy on the board of directors is created by the death, disability, retirement or resignation of a Principal Stockholders’ director designee, affiliates of our Principal Stockholders shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Principal Stockholders’ director-designee. Upon the consummation of this offering, Neal Aronson, Chadwick Hume and Michael Thompson will be deemed to be the only designees of our Principal Stockholders under the stockholders agreement, and our Principal Stockholders will have the right to designate additional directors as set forth above.

In addition, the stockholders agreement will grant to our Principal Stockholders special governance rights, for as long as our Principal Stockholders maintain ownership of at least 25% of our outstanding common stock, including, but not limited to, rights of approval over certain corporate and other transactions such as mergers, entry into or exit from certain joint ventures, any material change in the nature of the our business, any stock repurchases, the declaration or payment of dividends, the incurrence of certain indebtedness, changes to the size of our board of directors, entry into certain affiliate transactions, other transactions involving a change in control, and certain rights regarding the appointment of our chief executive officer. Further, for as long as our Principal Stockholders maintain ownership of any of our outstanding common stock, we may not modify or amend the provisions of our charter relating to the waiver of corporate opportunities without their consent.

Income Tax Receivable Agreement

Following our initial public offering, we expect to be able to utilize the Pre-IPO and IPO-Related Tax Benefits. We expect that the Pre-IPO and IPO-Related Tax Benefits will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.

We will enter into an income tax receivable agreement and pursuant to which our existing stockholders, including Driven Equity LLC, RC IV Cayman ICW Holdings LLC and our senior management team, will have the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of a change of control and certain subsidiary dispositions, as discussed below) as a result of the realization of the Pre-IPO and IPO-Related Tax Benefits.

For purposes of the income tax receivable agreement, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the Pre-IPO and IPO-Related Tax Benefits. The term of the income tax receivable agreement will commence upon consummation of this offering and will continue until all relevant Pre-IPO and IPO-Related Tax Benefits have been utilized, been accelerated or expired.

Our counterparties under the income tax receivable agreement will not reimburse us for any payments previously made if such Pre-IPO and IPO-Related Tax Benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreement that are greater than our and our subsidiaries’ actual cash tax savings.

While the actual amount and timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we and our subsidiaries generate in the future, and our and our subsidiaries’ use of the Pre-IPO and IPO-Related Tax Benefits, we expect that during the term of the income tax receivable agreement, the payments that we may make could be material. Assuming no material changes in the relevant tax law and that we and our subsidiaries earn sufficient taxable income to realize the full Pre-IPO and IPO-Related Tax Benefits, we would expect that future payments under the income tax receivable agreement will aggregate to approximately $155 million to $175 million.

Any future changes in the realizability of the Pre-IPO and IPO-Related Tax Benefits will impact the amount that will be paid under the income tax receivable agreement to our existing stockholders. Based on our current taxable income estimates, we expect to pay the majority of this obligation by the end of our 2025 fiscal year. We expect to pay between $155 million and $175 million in cash related to the income tax receivable agreement, based on our current taxable income estimates. We plan to use cash flow from operations and availability under the securitized debt facility to fund this obligation.

If we undergo a change of control, payments under the income tax receivable agreement for each taxable year after such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Pre-IPO and IPO-Related Tax Benefits. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the Pre-IPO and IPO-Related Tax Benefits of such subsidiary that is sold or disposed of, applying the assumptions described above.

The income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement, applying the same assumptions described above. Such payments could be substantial and could exceed our and our subsidiaries’ actual cash tax savings from the Pre-IPO and IPO-Related Tax Benefits.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The securitized debt facility may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. To the extent that we are unable to make payments under the income tax receivable agreement because of restrictions under our outstanding indebtedness, such payments will be deferred and will generally accrue interest at a rate of the London Interbank Offering Rate (“LIBOR”) plus 1.00% per annum until paid. To the extent that we are unable to make payments under the income tax receivable agreement for any other reason, such payments will generally accrue interest at a rate of LIBOR plus 5.00% per annum until paid.

Registration Rights Agreement

In connection with the completion of this offering, we and our Principal Stockholders will enter into a registration rights agreement. The registration rights agreement will grant, our Principal Stockholders and certain of its affiliates the right to cause us to register shares of our common stock held by it under the Securities Act and, if requested, to use our reasonable best efforts (if we are not eligible to use an automatic shelf registration statement at the time of filing) to maintain a shelf registration statement effective with respect to such shares. Certain affiliates of our Principal Stockholders are also entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify certain affiliates of our Principal Stockholders and members of management participating in any offering against certain liabilities, which may arise under the Securities Act, the Exchange Act, any state securities law or any rule or regulation thereunder applicable to us.

Management Agreement

Driven Management Agreement

We are a party to a management advisory and consulting services agreement, dated April 17, 2015, or the management agreement, with Roark, pursuant to which Roark provides management consulting services to us and receives specified consideration for such services. The management consulting services generally consist of advice concerning management, finance, marketing, strategic planning and such other services as may be requested from time to time by our board of directors. We paid an aggregate of $4.3 million, $2.6 million and $1.9 million for these management consulting services on a cash basis and inclusive of expense reimbursement under the management agreement during our 2020, 2019 and 2018 fiscal years, respectively. We will terminate the management agreement in connection with the consummation of this offering and will pay approximately $1.1 million for management consulting services provided in the fourth quarter of 2020 and through the closing of this offering. The amount of fees paid to Roark under the management agreement have been calculated to exclude the impact of the ICWG Acquisition for all periods. The management agreement includes customary exculpation and indemnification provisions in favor of Roark and its affiliates that will survive such termination.

ICWG Management Agreement

Shine Holdco is a party to a management advisory and consulting services agreement, dated October 3, 2017, with Roark, pursuant to which Roark provides management consulting services to Shine Holdco and receives specified consideration for such services. The management consulting services generally consist of advice concerning management, finance, marketing, strategic planning and such other services as may be requested from time to time by Shine Holdco’s board of directors. Shine Holdco paid an aggregate of $1.6 million, $2.3 million and $1.9 million for these management consulting services on a cash basis and inclusive of expense reimbursement under the management agreement during our 2020, 2019 and 2018 fiscal years, respectively. Shine Holdco will terminate the management agreement in connection with the consummation of this offering and will pay approximately $0.5 million for management consulting services provided in the fourth quarter of 2020 and through the closing of this offering. The management agreement includes customary exculpation and indemnification provisions in favor of Roark and its affiliates that will survive such termination.

Related Party Note

On June 8, 2015, Gabriel Mendoza, our Executive Vice President and President of Car Wash North America, entered into a promissory note with Driven Brands Inc., an indirect subsidiary of Driven Brands Holdings Inc., pursuant to which Mr. Mendoza borrowed a principal amount of $750,000 bearing interest at a rate equal to 6% per annum. The promissory note was satisfied in full on February 7, 2020.

Indemnification Agreement

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures for Related Party Transactions

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or audit committee.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

PRINCIPAL STOCKHOLDERS

The following table sets forth the information with respect to beneficial ownership of our common stock as of January 5, 2021, as adjusted to reflect the Reorganization and the sale of our common stock offered by us in this offering for:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•	each of our named executive officers for year 2020;

•	each of our current directors; and

•	all of our current directors and executive officers as a group.

Percentage ownership of our common stock before this offering is based on 131,987,490 shares of common stock outstanding as of January 5, 2021 after giving effect to the Reorganization. Percentage ownership of our common stock after this offering is based on 169,987,490 shares of common stock as of January 5, 2021, after giving effect to the Reorganization and our issuance of shares of common stock in this offering. Percentage ownership of our common stock after this offering assuming the underwriters’ option is exercised is based on 173,629,866 shares of common stock as of January 5, 2021, after giving effect to the Reorganization, this offering, the exercise by the underwriters of their option to purchase additional shares in full and the purchase of 2,057,624 shares of common stock from existing holders as described under “Use of Proceeds”. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities or has the right to acquire such powers within 60 days. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 440 S. Church Street, Suite 700, Charlotte, NC 28202.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is not Exercised		Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is Exercised
	Number	Percent	Number	Percent	Number	Percent
5% Stockholders
Driven Equity LLC(1)	82,272,438	62.3%	82,272,438	48.4%	82,272,438	47.4%
RC IV Cayman ICW Holdings LLC(2)	39,155,284	29.7%	39,155,284	23.0%	39,155,284	22.6%
Named Executive Officers and Directors
Jonathan Fitzpatrick	1,930,761	1.5%	1,930,761	1.1%	1,930,761	1.1%
Tiffany Mason(3)	126,767	*	126,767	*	126,767	*
Daniel Rivera	477,605	*	477,605	*	477,605	*
Neal Aronson(1)(2)	—	—	—	—	—	—
Michael Thompson	—	—	—	—	—	—
Chadwick Hume	—	—	—	—	—	—
Cathy Halligan	—	—	—	—	—	—
Rick Puckett	122,606	*	122,606	*	122,606	*
Karen Stroup
Peter Swinburn	206,054	*	206,054	*	206,054	*
All current directors and executive officers as a group (10 persons)	2,863,793	2.2%	2,863,793	1.7%	2,863,793	1.6%

*	Represents less than 1%
(1)

Driven Equity LLC directly owns 82,272,438 shares of common stock. Driven Equity LLC, a Delaware limited liability company, is controlled by RC Driven Holdco LLC, a Georgia limited liability company. RC Driven Holdco LLC is controlled by Roark Capital Partners III LP, a Delaware limited partnership, which is in turn controlled by its general partner, Roark Capital GenPar III LLC, a Delaware limited liability company. Roark Capital GenPar III LLC is controlled by its managing member, Neal K. Aronson. Each of RC Driven Holdco LLC, Roark Capital Partners III LP, Roark Capital GenPar III LLC and Mr. Aronson may be deemed to have voting and dispositive power with respect to the common stock directly owned by Driven Equity LLC and therefore be deemed to be the beneficial owner of the common stock held by Driven Equity LLC, but each disclaim beneficial ownership of such common stock. The Principal Stockholders are a “group” for purposes of Section 13(d) of the Exchange Act and each of the Principal Stockholders may be deemed to beneficially own the shares of common stock held by the other Principal Stockholder. The principal business address of each of the entities and persons identified in this paragraph is c/o Roark Capital Management, LLC, 1180 Peachtree Street, Suite 2500, Atlanta, GA, 30309.
(2)

RC IV Cayman ICW Holdings LLC directly owns 39,155,284 shares of common stock. RC IV Cayman ICW Holdings LLC, a Cayman Islands limited liability company, is controlled by RC IV Cayman Equity ICW LLC, a Cayman Islands limited liability company. RC IV Cayman Equity ICW LLC is controlled by Roark Capital Partners IV Cayman AIV LP, a Cayman Islands limited partnership, which is in turn controlled by its general partner, Roark Capital GenPar IV Cayman AIV LP, a Cayman Islands limited partnership. Roark Capital GenPar IV Cayman AIV LP is controlled by its general partner, Roark Capital GenPar IV Cayman AIV Ltd., an exempted company incorporated in the a Cayman Islands with limited liability. Each of RC IV Cayman Equity ICW LLC, Roark Capital Partners IV Cayman AIV LP, Roark Capital GenPar IV Cayman AIV LP and Roark Capital GenPar IV Cayman AIV Ltd. may be deemed to have voting and dispositive power with respect to the common stock directly owned by RC IV Cayman ICW Holdings LLC and therefore be deemed to be the beneficial owner of the common stock held by RC IV Cayman ICW Holdings LLC, but each disclaim beneficial ownership of such common stock. The Principal Stockholders are a “group” for purposes of Section 13(d) of the Exchange Act and each of the Principal Stockholders may be deemed to beneficially own the shares of common stock held by the other Principal Stockholder. The principal business address of each of the entities and persons identified in this paragraph is c/o Roark Capital Management, LLC, 1180 Peachtree Street, Suite 2500, Atlanta, GA, 30309.

(3)	Includes options to purchase 17,821 shares of common stock that will vest and become exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of, and is qualified in its entirety by, our certificate of incorporation and bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL.

Authorized Capital

At the time of the closing of this offering, our authorized capital stock will consist of:

•	900,000,000 shares of common stock, par value $0.01 per share; and

•	100,000,000 shares of preferred stock, par value $0.01 per share.

Immediately following the closing of this offering, there are expected to be 169,987,490 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Voting Rights. Holders of our common stock will be to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock will not have cumulative voting rights in the election of directors.

Dividends. The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

Liquidation. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Rights and Preferences. Holders of our common stock will not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our certificate of incorporation that will be in effect upon the closing of this offering authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation, bylaws and the DGCL, which are summarized in the following paragraphs, will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NASDAQ, which would apply if and so long as our common stock remains listed on the NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our certificate of incorporation that will be in effect upon the closing of this offering will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors are elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws that will be in effect upon the closing of this offering will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances or to any rights granted to our Principal Stockholders under our stockholders agreement, the number of directors is fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation that will be in effect upon the closing of this offering will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation provides that our Principal Stockholders and their affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our certificate of incorporation that will be in effect upon the closing of this offering, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with affiliates of our Principal Stockholders, any vacancies on our board of directors are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may, subject to any rights granted to our Principal Stockholders under our stockholders agreement, only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.

Special Stockholder Meetings

Our certificate of incorporation to be in effect upon the closing of this offering will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as our Principal Stockholders and their affiliates own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Principal Stockholders and their affiliates. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our bylaws to be in effect upon the closing of this offering will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our certificate of incorporation will preclude stockholder action by written consent at any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors; provided, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken by written consent to the extent provided by the applicable certificate of designation relating to such series.

Supermajority Provisions

Our certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our certificate of incorporation. For as long as our Principal Stockholders and their affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation to be in effect upon the closing of this offering will provide that at any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation to be in effect upon the closing of this offering will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware, or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, unless we consent in writing to the selection of an alternative forum. Additionally, our certificate of incorporation will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. See “Risk Factors – our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, will renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, each of our Principal Stockholders or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Principal Stockholders or any of their affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws to be in effect upon the closing of this offering will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Trust Company, N.A.

Listing

We have applied to list our common stock on NASDAQ under the symbol “DRVN”.

DESCRIPTION OF MATERIAL INDEBTEDNESS

General

The following sets forth a summary of the terms of certain of our indebtedness. This summary is not a complete description of all the terms of the agreements governing the indebtedness.

The Existing Securitization Senior Notes and Securitization VFN Facility

As of September 26, 2020, Driven Brands Funding, LLC (the “Master Issuer”) and Driven Brands Canada Funding Corporation (the “Canadian Co-Issuer” and, together with the Master Issuer, the “Master Co-Issuers”), each, a limited-purpose, bankruptcy-remote, wholly owned indirect subsidiary of the Company had $1,442 million outstanding aggregate principal amount of senior securitization notes (collectively, the “Securitization Senior Notes”), in the form of six series of term notes and one series of revolving notes previously issued pursuant to series supplements to the Securitization Senior Notes Indenture. On July 6, 2020, the Canadian Co-Issuer co-issued the Series 2020-1 Class A-2 Securitization Notes (as defined below) and became a co-issuer of the Master Issuer’s Series 2015-1 Class A-2 Securitization Notes, Series 2016-1 Class A-2 Securitization Notes, Series 2018-1 Class A-2 Securitization Notes, Series 2019-1 Class A-2 Securitization Notes, Series 2019-2 Class A-2 Securitization Notes and Series 2019-3 Class A-1 Securitization Notes (in each case, as defined below). The Master Co-Issuers’ series of revolving notes are governed by both the Securitization Senior Notes Indenture and a revolving facility issued on December 11, 2019 with Barclays Bank PLC as administrative agent (the “VFN Securitization Facility”) as further described below. The Securitization Senior Notes include:

•

the Series 2015-1 5.216% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2015-1 Class A-2 Securitization Notes”), issued on July 31, 2015, with an initial principal amount of $410 million and $390 million outstanding as of September 26, 2020;

•

the Series 2016-1 6.125% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2016-1 Class A-2 Securitization Notes”), issued on May 20, 2016, with an initial principal amount of $45 million and $43 million outstanding as of September 26, 2020;

•

the Series 2018-1 4.739% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2018-1 Class A-2 Securitization Notes”), issued on April 24, 2018, with an initial principal amount of $275 million and $268 million outstanding as of September 26, 2020;

•

the Series 2019-1 4.641% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2019-1 Class A-2 Securitization Notes”), issued on March 19, 2019, with an initial principal amount of $300 million and $295 million outstanding as of September 26, 2020;

•

the Series 2019-2 3.981% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2019-2 Class A-2 Notes”), issued on September 17, 2019, with an initial principal amount of $275 million and $272 million outstanding as of September 26, 2020;

•

the Series 2019-3 Variable Funding Senior Secured Notes, Class A-1 (the “Series 2019-3 Class A-1 Securitization Notes”), issued on December 11, 2019, which allow for draws of up to $115 million pursuant to the Securitization VFN Facility and under the Series 2019-3 Class A-1 Securitization Notes using various credit instruments, including a letter of credit sub-facility of up to $50 million and a swingline sub-facility of up to $25 million, and under which no amounts were drawn as of September 26, 2020; and

•

the Series 2020-1 3.786% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2020-1 Class A-2 Securitization Notes” and, collectively with the Series 2015-1 Class A-2 Securitization Notes, the Series 2016-1 Class A-2 Securitization Notes, the Series 2018-1 Class A-2 Securitization Notes, the Series 2019-1 Class A-2 Securitization Notes and the Series 2019-2 Class A-2 Securitization Notes, the “Class A-2 Securitization Notes”), issued on July 6, 2020, with an initial principal amount of $175 million and $175 million outstanding as of September 26, 2020.

Because each series of Securitization Senior Notes was issued pursuant to a series supplement to the Securitization Senior Notes Indenture, each series of Securitization Senior Notes (i) has the same payment date, (ii) is secured and guaranteed in the same manner and (iii) is subject to the same restrictive covenants and events of default.

However, each series of Securitization Senior Notes, as compared to each other series of Securitization Senior Notes, generally has (i) a different anticipated repayment date and legal final maturity date and (ii) different optional and mandatory prepayment terms.

Additionally, the Series 2019-3 Class A-1 Securitization Notes that are also governed by the Securitization VFN Facility further differ from the Class A-2 Securitization Notes in a customary manner for a revolving credit facility of this type, including (i) bearing interest at a variable rate per annum rather than a fixed rate and requiring payment of unutilized commitment fees and (ii) the manner in which prepayment and repayment terms differ from the Class A-2 Securitization Notes.

Interest Rates, Fees and Payment Dates. Each series of Class A-2 Securitization Notes bears interest at the fixed rate per annum set forth above. The Master Co-Issuers may elect that borrowings under the Series 2019-3 Class A-1 Securitization Notes bear interest at a rate equal to the base rate plus an applicable margin or LIBOR plus an applicable margin (the LIBOR rate as the applicable interest rate).

In addition to paying interest on outstanding principal under the Securitization VFN Facility, the Master Co-Issuers are required to pay a commitment fee in respect of the unutilized commitments of 50 basis points per annum.

Interest and fees on the Securitization Senior Notes are payable quarterly on the 20th day of January, April, July and October of each year.

If any series of Securitization Senior Notes is not repaid in full by its applicable anticipated repayment date or commitment termination date, as described in further detail below, the applicable interest rate will increase by an amount no less than 500 bps which, for each series of Class A-2 Securitization Notes, may be a greater rate based on a specified credit spread.

Anticipated Repayment, Maturity and Commitment Termination Dates.

Each series of Class A-2 Securitization Notes has an anticipated repayment date, after which a rapid amortization event will result if such series of Class A-2 Securitization Notes is not repaid, and a maturity date, after which an event of default will result if such series of Class A-2 Securitization Notes is not repaid, in each case, as described below:

•	the Series 2015-1 Class A-2 Securitization Notes have an anticipated repayment date of July 20, 2022 and a maturity date of July 20, 2045;

•	the Series 2016-1 Class A-2 Securitization Notes have an anticipated repayment date of July 20, 2022 and a maturity date of July 20, 2046;

•	the Series 2018-1 Class A-2 Securitization Notes have an anticipated repayment date of April 20, 2025 and a maturity date of April 20, 2048;

•	the Series 2019-1 Class A-2 Securitization Notes have an anticipated repayment date of April 20, 2026 and a maturity date of April 20, 2049;

•	the Series 2019-2 Class A-2 Securitization Notes have an anticipated repayment date of October 20, 2026 and a maturity date of October 20, 2049; and

•	the Series 2020-1 Class A-2 Securitization Notes have an anticipated repayment date of July 20, 2027 and a maturity date of July 20, 2050.

The commitment termination date for the Securitization VFN Facility and the Series 2019-3 Class A-1 Securitization Notes is July 20, 2022, subject to three one-year extensions at the option of Driven Brands, Inc. and Driven Brands Canada Shared Services Inc., as the managers of the Master Issuer and Canadian Co-Issuer, respectively. After the commitment termination date, all outstanding principal amounts under the Series 2019-3 Class A-1 Securitization Notes are required to be repaid with available cash and with priority over repayment of principal of the Class A-2 Securitization Notes. The maturity date for the Series 2019-3 Class A-1 Securitization Notes is January 20, 2050, after which an event of default will result if all outstanding amounts under the Series 2019-3 Class A-1 Securitization Notes are not repaid in full.

Guarantees and Security. All of the obligations under the Securitization Senior Notes Indenture, Securitization VFN Facility and each series of Securitization Senior Notes are fully and unconditionally guaranteed on a joint and several basis by, subject to certain exceptions, all of the securitization entities. All such obligations, and the guarantees of those obligations, are secured:

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on a first-priority basis by a perfected pledge of all of the Master Issuer’s limited liability company membership interests and Canadian Co-Issuer’s shares’ and all of the limited liability company membership interests, shares, limited partnership interests and general partnership interests of each of the Master Co-Issuers’ respective subsidiaries; and

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on a first-priority basis by a perfected security interest in substantially all other tangible and intangible assets of the securitization entities, including most of the domestic and certain of the foreign revenue-generating assets of the Company and its subsidiaries, other than the assets in the Company’s car wash segment, which principally consist of franchise-related agreements, certain company-operated locations, certain product distribution agreements, intellectual property and license agreements for the use of intellectual property.

Restrictive Covenants and Other Matters.

The Securitization Senior Notes Indenture requires us to maintain specified financial ratios and contains customary restrictive covenants for securitized financing transactions of this type, with the most significant financial covenant being a debt service coverage calculation. These covenants, if certain financial ratios are not met, limit the ability of certain of our subsidiaries to, among other things:

•	sell assets;

•	engage in mergers, acquisitions, and other business combinations;

•	declare dividends or redeem or repurchase capital stock;

•	incur, assume, or permit to exist additional indebtedness or guarantees;

•	make loans and investments;

•	incur liens; and

•	enter into transactions with affiliates.

The Securitization Senior Notes are also subject to customary rapid amortization events provided for in the Securitization Senior Notes Indenture, including events tied to failure to maintain stated debt service coverage ratios, system-wide sales being below certain levels on certain measurement dates, manager termination events, an event of default, and the failure to repay or refinance any series of Class A-2 on the applicable specified anticipated repayment date. In the event a rapid amortization event occurs, all outstanding principal amounts under the Securitization Senior Notes are required to be repaid with available cash, first, to any outstanding principal amounts under the Series 2019-3 Class A-1 Securitization Notes and, second, to any outstanding principal amounts on the Class A-2 Securitization Notes on a pro rata basis, plus a make-whole premium on any repayment of principal of any Class A-2 Securitization Notes prior to the specified anticipated repayment date for such Class A-2 Securitization Notes.

The Securitization Senior Notes Indenture also contains customary events of default, subject to customary or agreed-upon exceptions, baskets and thresholds for a securitized financing facility of this type.

Scheduled Amortization of the Class A-2 Securitization Notes

The Master Co-Issuers are required to repay 1.0% per annum of the principal amount of each series of Class A-2 Securitization Notes, plus accrued and unpaid interest, if any, and without payment of any make-whole premium, if certain ratios of the indebtedness of certain of the Company’s subsidiaries are above specified levels on certain measurement dates.

Optional Prepayment of the Class A-2 Securitization Notes.

The Master Co-Issuers may optionally prepay any series of Class A-2 Securitization Notes at any time prior to the payment date in the 18th month prior to the anticipated repayment date for such Class A-2 Securitization Notes specified above (each, a “Make-Whole Period End Date”), in an amount equal to 100% of the aggregate principal amount of the Class A-2 Securitization Notes to be optionally prepaid, plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date. On or the after the Make-Whole Period End Date for each series of Class A-2 Securitization Notes, the Master Co-Issuers may also optionally prepay some or all of the applicable Class A-2 Securitization Notes in the same manner, without payment of any make-whole premium. Additionally, each series of Class A-2 Securitization Notes provides that the Master Co-Issuers may also prepay or repay, whether by optional or mandatory prepayment events, including the occurrence of a rapid amortization event, up to 35% of the original aggregate principal amount of such series of Class A-2 Securitization Notes without a make-whole premium so long as such prepayment was not made with the proceeds of the incurrence of indebtedness by the Company or its subsidiaries. Such prepayment may be made with the cash proceeds of this offering or any other available cash of the Company or its subsidiaries.

Car Wash Senior Credit Facilities

General

The Car Wash Borrowers are the borrowers under the following credit arrangements, which we refer to herein as the “Car Wash Senior Credit Facilities” and which provide senior secured financing of $795 million, consisting of:

•	a first lien term loan, in an aggregate principal amount of $545 million, maturing on October 3, 2024 (the “Car Wash First Lien Term Loan Facility”);

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a first lien revolving credit facility, in an aggregate principal amount of up to $75 million, maturing on October 3, 2022, including a letter of credit sub-facility, a swingline loan sub-facility and an ancillary facility sub-facility (the “Car Wash Revolving Credit Facility” and, together with the Car Wash First Lien Term Loan Facility, the “Car Wash First Lien Facilities”); and

•	a second lien term loan, in an aggregate principal amount of $175 million, maturing on October 3, 2025 (the “Car Wash Second Lien Term Loan Facility”).

As of September 26, 2020, the Car Wash Borrowers had borrowings of $530 million outstanding under the Car Wash First Lien Term Loan Facility, $20 million outstanding under the Car Wash Revolving Credit Facility, leaving $54 million available to draw thereunder, and $175 million outstanding under the Car Wash Second Lien Term Loan Facility.

Interest Rate and Fees

Borrowings under the Car Wash Senior Credit Facilities bear interest at a rate per annum equal to, at our option, either (a) (i) for borrowings in currencies other than Pounds Sterling and Euros, adjusted LIBOR determined by reference to the cost of funds for Eurodollar deposits for the interest period relevant to such borrowing, subject to a 1.00% floor in the case of the Car Wash First Lien Term Loans and a 0.00% floor in the case of the Car Wash Revolving Credit Facility, (ii) for borrowings in Pounds Sterling, adjusted Sterling LIBOR determined by reference to the cost of funds for Eurodollar deposits for the interest period relevant to such borrowing, and (iii) for borrowings in Euros, adjusted EURIBOR determined by reference to the cost of funds for Eurodollar deposits for the interest period relevant to such borrowing, subject to a 0.00% floor and (b) a base rate determined by reference to the highest of (i) the rate of interest last quoted by The Wall Street Journal, Money Rates Section as the “Prime Rate”, (ii) the federal funds effective rate plus 0.50% and (iii) one-month adjusted LIBOR plus 1.00%, in each case plus an applicable margin. The applicable margin for borrowings under the Car Wash Revolving Credit Facility is subject to two step-downs based on certain specified net first lien leverage ratios. The applicable margin is (1) 3.25% for LIBOR loans for the Car Wash First Lien Term Loans, (2) 3.50% for LIBOR loans, subject to two step-downs based on a net first lien leverage ratio, for the Car Wash Revolving Credit Facility and (3) 6.50% for LIBOR loans for the Car Wash Second Lien Term Loans. In addition, the Car Wash Borrowers are required to pay commitment fees, customary agency fees and letter of credit participation fees.

Collateral and Guarantors

All obligations under the Car Wash Senior Credit Facilities are unconditionally guaranteed by Shine Holdco III Limited on a limited-recourse basis and by Shine Bidco, the Car Wash Borrowers, and each of Shine Bidco’s existing and future direct and indirect material, wholly owned domestic subsidiaries and foreign subsidiaries in certain jurisdictions, subject to certain exceptions and agreed guaranty and security principles. The obligations are secured by a pledge of the Shine Bidco’s capital stock and substantially all of Shine Bidco’s assets and those of each borrower and subsidiary guarantor, including capital stock held by the subsidiary guarantors, in each case subject to certain exceptions. Such security interests consist of a first-priority lien with respect to the collateral for the Car Wash First Lien Credit Facilities and second-priority lien with respect to the collateral for the Car Wash Second Lien Credit Facility.

Restrictive Covenants and Other Matters

The Car Wash Revolving Credit Facility requires that the Car Wash Borrowers, subject to a testing threshold, comply as of the last day of each fiscal quarter with a specified maximum consolidated net first lien leverage ratio. In addition, the Car Wash Senior Credit Facilities contain certain customary affirmative covenants and events of default.

We intend to repay in full the indebtedness under the Car Wash Senior Credit Facilities with the proceeds of this offering and terminate such facilities. See “Use of Proceeds.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of this offering, we will have outstanding an aggregate of 169,987,490 shares of common stock. Additionally, we will have 6,427,157 options outstanding, which are exercisable into 6,427,157 shares of common stock. Of these shares, all of the 38,000,000 shares of common stock to be sold in this offering (or 43,700,000 shares assuming the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	131,987,490 shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, affiliates of Roark, certain of our other existing stockholders and all of our directors and officers have agreed not to sell any common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see “Underwriters” for a description of these lock-up provisions. Certain underwriters, as described in “Underwriters”, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements, subject to applicable notice requirements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by the during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the Equity Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

Following this offering, and subject to the lock-up agreements, our Principal Stockholders will be entitled to certain rights with respect to the registration of the sale of its shares of our common stock under the Securities Act. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the acquisition, ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and existing and proposed Treasury regulations promulgated under the Code, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS or a court will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses Non-U.S. Holders that hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, partnerships and other pass-through entities, financial institutions, regulated investment companies, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, Non-U.S. Holders subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement, and “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their own tax advisors.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE NON-U.S. TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain and will be treated as described below under “—Sale, Exchange or Other Taxable Disposition of Common Stock.” However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold at the applicable rate on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion, if any, of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under such treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income (as defined below), in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

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you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources, provided you have timely filed your U.S. federal income tax return with respect to such losses; or

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we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for such common stock, in which case, subject to the exception set forth in the third sentence of the next paragraph, such gain will be subject to U.S. federal income tax as described in “—U.S. Trade or Business Income” below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes. In the event that we are determined to be a USRPHC, gain arising from the sale, exchange or other taxable disposition of our common stock by a Non-U.S. Holder will, nonetheless, not be subject to tax as U.S. trade or business income if your holdings (direct and indirect, taking into account certain constructive ownership rules) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock and our common stock was “regularly traded” (as defined by applicable Treasury regulations) on an established securities market during such period.

U.S. Trade or Business Income

For purposes of this discussion, dividends paid in respect of our common stock and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A)(i) such dividends or gain is effectively connected with your conduct of a trade or business within the United States and (ii) you are eligible for the benefits of an applicable income tax treaty and such treaty requires that such dividends or gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the exception set forth above in the last sentence of the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock”). Generally, a Non-U.S. Holder’s U.S. trade or business income is not subject to U.S. federal withholding tax (provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, the Non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a United States person) on the Non-U.S. Holder’s U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividends paid in respect of our common stock that is subject to U.S. federal withholding tax or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you certify your non-U.S. status by providing a properly executed IRS Form W-8BEN, Form W-8BEN-E or Form W-8ECI (or, in each case, a successor form) or otherwise establish an exemption, and the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and, depending on the circumstances, backup withholding unless you certify as to your non-U.S. status under penalties of perjury by providing the certification described above to the broker or otherwise establish an exemption, and the broker does not have actual knowledge or reason to know that you are a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through a non-U.S. office of a broker that is either a United States person or a U.S. related financial intermediary, information reporting and, depending on the circumstances, backup withholding will apply on the payment unless the broker has documentary evidence, such as the certifications described above, in its files certifying that the Non-U.S. Holder is not a United States person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), “foreign financial institutions” and “non-financial foreign entities” (each as defined in the Code) that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on certain types of U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or non-financial foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include dividends on, or (subject to the proposed Treasury regulations discussed below) gross proceeds from the disposition of, our common stock paid to a foreign financial institution or non-financial foreign entity. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Withholding under FATCA currently applies to dividends paid in respect of our common stock. Proposed Treasury regulations, the preamble to which state that they can be relied upon until final Treasury regulations are issued, exempt from FATCA withholding gross proceeds from the dispositions of stock. To prevent withholding on dividends, Non-U.S. Holders may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of FATCA to them based on their particular circumstances.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Robert W. Baird & Co. Incorporated
Credit Suisse Securities (USA) LLC
Piper Sandler & Co,
William Blair & Company, L.L.C.

Total:	38,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 5,700,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 5,700,000 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The offering expenses that have been paid by us and estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are collectively approximately $9.9 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied for listing on NASDAQ under the trading symbol “DRVN.”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of (i) Morgan Stanley & Co. LLC and (ii) any one of BofA Securities, Inc. or Goldman Sachs & Co. LLC, on behalf of the underwriters, which such consent shall only be provided after notice of any request for release or waiver of the following restrictions is provided to each of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of (i) Morgan Stanley & Co. LLC and (ii) any one of BofA Securities, Inc. or Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to, our directors, officers and shareholders with respect to:

•

transactions relating to shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock acquired in open market transactions after the completion of this offering;

•

transfers of shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock as a bona fide gift or, if the undersigned is an individual, to a trust the beneficiaries of which are exclusively the undersigned or immediate family members of the undersigned;

•

if the undersigned is a corporation, partnership, limited liability company or other business entity, distributions of shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock to controlled affiliates, limited or general partners, members, stockholders or other equity holders of the undersigned;

•	facilitating the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock;

•

transactions relating to shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement;

•	if the undersigned is an individual, transfers of shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock by will or intestacy;

•

transfers to the Company, as permitted or required under any benefit plan described in the registration statement relating to this offering and this prospectus, any agreement pursuant to which such shares of common stock were issued, as in effect as of the date of, and which such agreement is described in the registration statement and this prospectus in all material respects, or the Company’s certificate of incorporation or bylaws in connection with the repurchase or forfeiture of shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock;

•	the exercise of options, stock appreciation rights or warrants to purchase shares of common stock pursuant to an employee benefit plan described in the registration statement and this prospectus;

•

transfers of shares of common stock or any securities convertible into common stock to the Company upon a vesting or settlement event of the Company’s securities or upon the exercise of outstanding equity awards, which securities or equity awards have been issued pursuant to an equity incentive plan of the Company described in the registration statement and this prospectus, on a “cashless” or “net” basis only in an amount necessary to cover tax withholding obligations or the exercise price of options of the undersigned in connection with such vesting or exercise;

•

transfers, sales, tenders or other dispositions of common stock to a bona fide third party pursuant to a tender offer for securities of the Company or any merger, consolidation or other business combination involving a change of control of the Company that, in each case, has been approved by the board of directors of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of stock in connection with any such transaction, or vote any stock in favor of any such transaction); provided that all shares of common stock subject to this agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to this agreement; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any common stock subject to this agreement shall remain subject to the restrictions herein;

•	the shares to be sold to the underwriters by the undersigned pursuant to the underwriting agreement, if applicable; or

•	transfers or transactions to effect the Reorganization.

Following notice delivered to each of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC of any request for release or waiver of the foregoing restrictions, Morgan Stanley & Co. LLC and, together with any one of BofA Securities, Inc. or Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no Shares have been offered or will be offered pursuant to the offering of our common stock to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State (all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation); or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of RC Driven Holdings LLC as of December 28, 2019 and December 29, 2018 and for the years then ended included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Shine Holdco (UK) Limited as of December 31, 2019 and for the year then ended included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Shine Holdco (UK) Limited as of December 31, 2018, and for the year then ended, included in this prospectus and elsewhere in the registration statement, have been audited by KPMG LLP, independent auditors, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2018 financial statements contains an emphasis of matter stating that the consolidated financial statements were prepared in accordance with generally accepted accounting practice in the United Kingdom, which differs from U.S. generally accepted accounting principles.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once this offering is completed. You can also review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Audited Consolidated Financial Statements of RC Driven Holdings LLC And Subsidiaries	F-2
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:—As of and for the Years Ended December 28, 2019 And December 29, 2018	F-3
Consolidated Statements of Operations	F-3
Consolidated Statements of Comprehensive Income	F-4
Consolidated Balance Sheets	F-5
Consolidated Statements of Members’ Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Financial Statements of Driven Brands Holdings Inc. And Subsidiaries	F-35
Condensed Consolidated Financial Statements—As of and for the nine months ended September 26, 2020 and September 28, 2019 (or December 28, 2019 for the comparative balance sheets):	F-35
Condensed Consolidated Statements of Income (Unaudited)	F-35
Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	F-36
Condensed Consolidated Balance Sheets	F-37
Condensed Consolidated Statements of Shareholders’/Members’ Equity (Unaudited)	F-38
Condensed Consolidated Statements of Cash Flows (Unaudited)	F-39
Notes to Condensed Consolidated Financial Statements	F-40
Audited Annual Report and Financial Statements of Shine Holdco (UK) Limited
Annual Report and Financial Statements—As of and for the years Ended December 31, 2019 and December 31, 2018:
Reports of Independent Auditors to the Directors of Shine Holdco (UK) Limited	F-58
Consolidated Income Statement	F-60
Consolidated Statement of Comprehensive Income	F-60
Consolidated Balance Sheet	F-61
Consolidated Statement of Changes in Equity	F-62
Consolidated Cash Flow Statement	F-63
Notes to the Financial Statements	F-64
Unaudited Consolidated Financial Statements of Shine Holdco (UK) Limited
Interim Financial Statements—As of June 30, 2020 and December 31, 2019 and for the Six Months Ended June 30, 2020 and June 30, 2019:
Consolidated Income Statement	F-104
Consolidated Statement of Comprehensive Income	F-104
Consolidated Balance Sheet	F-105
Consolidated Statement of Changes In Equity	F-106
Consolidated Cash Flow Statement	F-107
Notes to the Financial Statements	F-108

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members

RC Driven Holdings LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of RC Driven Holdings LLC (a Delaware limited liability corporation) and subsidiaries (the “Company”) as of December 28, 2019 and December 29, 2018, the related consolidated statements of operations, comprehensive income, changes in members’ equity, and cash flows for each of the years ended December 28, 2019 and December 29, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2019 and December 29, 2018, and the results of its operations and its cash flows for the years ended December 28, 2019 and December 29, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2009.

Charlotte, North Carolina

March 26, 2020 (except Note 7, as to which the date is June 19, 2020)

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

Consolidated Financial Statements:—

As of and for the Years Ended December 28, 2019 And December 29, 2018

CONSOLIDATED STATEMENTS OF OPERATIONS

in thousands (except per share information)	December 28, 2019	December 29, 2018
Revenue:
Franchise royalties and fees	$114,872	$108,040
Company-operated store sales	335,137	233,932
Advertising contributions	66,270	72,792
Supply and other revenue	83,994	77,951

Total revenue	600,273	492,715
Operating Expenses:
Company-operated store expenses	218,988	159,244
Advertising expenses	69,779	74,996
Supply and other expenses	57,700	52,653
Selling, general and administrative expenses	142,249	125,763
Acquisition costs	11,595	—
Store opening costs	5,721	2,045
Depreciation and amortization	24,220	19,846

Operating income	70,021	58,168
Interest expense, net	56,846	41,758
Loss on debt extinguishment	595	6,543

Income before taxes	12,580	9,867
Income tax expense	4,830	2,805

Net income	$7,750	$7,062

Net income attributable to non-controlling interest	$19	$—

Net income attributable to RC Driven Holdings LLC	$7,731	$7,062

Earnings per share:
Basic and diluted	$7,731	$7,062
Weighted average shares outstanding
Basic and diluted	$1,000	$1,000

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in thousands	December 28, 2019	December 29, 2018
Net income	$7,750	$7,062
Foreign currency translation adjustment	4,726	(3,322)

Comprehensive income, net	12,476	3,740
Comprehensive income attributable to non-controlling interest	19	—

Comprehensive income, net attributable to RC Driven Holdings LLC	$12,457	$3,740

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

in thousands	December 28, 2019	December 29, 2018
Assets
Current assets:
Cash and cash equivalents	$34,935	$37,530
Accounts and notes receivable, net	74,131	42,073
Inventory	26,149	8,493
Prepaid and other assets	14,491	11,196
Income tax receivable	4,607	1,125
Advertising fund assets, restricted	31,011	19,777

Total current assets	185,324	120,194
Notes receivable, net	7,178	889
Property and equipment, net	134,381	92,699
Deferred commissions	6,721	4,763
Intangibles, net	672,017	500,130
Goodwill	870,619	588,244

Total assets	$1,876,240	$1,306,919

Liabilities and members’ equity
Current liabilities:
Accounts payable	$58,917	$31,268
Accrued expenses and other liabilities	66,035	40,935
Current portion of long term debt	13,050	7,300
Advertising fund liabilities	20,825	11,035

Total current liabilities	158,827	90,538
Long-term debt	1,301,913	693,931
Deferred tax liabilities	111,355	76,400
Deferred revenue	14,267	8,363

Total liabilities	1,586,362	869,232
Members’ equity	284,788	438,787
Accumulated other comprehensive income (loss)	3,626	(1,100)

Total members’ equity attributable to RC Driven Holdings LLC	288,414	437,687

Non-controlling interest	1,464	—

Total members’ equity	289,878	437,687

Total liabilities and members’ equity	$1,876,240	$1,306,919

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

in thousands	Members’ Equity	Accumulated other comprehensive (loss) income	Non-Controlling Interest	Total equity
Balance as of December 30, 2017	$483,320	$2,222	$—	$485,542

Equity-based compensation expense	1,195	—	—	1,195
Net income	7,062	—	—	7,062
Contributions	1,050	—	—	1,050
Dividend to Driven Investor, LLC	(52,987)	—	—	(52,987)
Cumulative effect adjustment due to ASU 2014-09	(853)	—	—	(853)
Foreign currency translation adjustment	—	(3,322)	—	(3,322)

Balance as of December 29, 2018	$438,787	$(1,100)	$—	$437,687

Equity-based compensation expense	1,195	—	—	1,195
Net income	7,731	—	19	7,750
Contributions	75	—	—	75
Dividend to Driven Investor, LLC	(163,000)	—	—	(163,000)
Acquisition of subsidiary with non-controlling interest	—	—	1,445	1,445
Foreign currency translation adjustment	—	4,726	—	4,726

Balance as of December 28, 2019	$284,788	$3,626	$1,464	$289,878

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands (except per share information)	December 28, 2019	December 29, 2018
Cash flows from operating activities:
Net income	$7,750	$7,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,220	19,846
Bad debt expense	1,685	525
Loss on sale or disposal of assets	562	2,364
Loss on debt extinguishment	595	6,543
Amortization of deferred financing costs	3,682	2,660
Provision from deferred income taxes	3,169	2,288
Equity-based compensation expense	1,195	1,195
Changes in assets and liabilities:
Accounts and notes receivable, net	(7,173)	2,148
Inventory	(5,452)	(269)
Prepaid and other assets	(2,313)	(1,225)
Advertising fund assets and liabilities, restricted	6,492	(5,224)
Deferred commissions	(1,958)	(1,444)
Deferred revenue	2,524	1,405
Accounts payable	13,849	(9,099)
Accrued expenses and other liabilities	(7,617)	10,953
Income tax receivable	162	(975)

Net cash provided by operating activities	41,372	38,753
Cash flows from investing activities:
Purchases of property and equipment	(28,230)	(22,158)
Cash used in business acquisitions, net of cash acquired	(454,193)	—
Proceeds from sale of company-operated stores	—	4,359

Net cash used in investing activities	(482,423)	(17,799)
Cash flows from financing activities:
Payment of debt issuance cost	(14,056)	(7,046)
Proceeds from the issuance of long-term debt	575,000	272,978
Repayment of long-term debt	(10,988)	(197,776)
Proceeds from revolving lines of credit, net of repayments	59,499	(19,600)
Contributions	75	1,050
Contingent earnout payment	—	(6,112)
Distribution to Driven Investor LLC	(163,000)	(52,987)

Net cash provided by (used in) financing activities	446,530	(9,493)
Effect of exchange rate changes on cash	(120)	192
Net change in cash, cash equivalents and restricted cash included in advertising fund assets	5,359	11,653

Cash and cash equivalents, beginning of period	37,530	25,743
Restricted cash included in advertising fund assets, beginning of period	15,137	15,270
Cash, cash equivalents, and restricted cash included in advertising fund assets, beginning of period	52,667	41,013

Cash and cash equivalents, end of period	34,935	37,530
Restricted cash included in advertising fund assets, end of period	23,091	15,137

Cash, cash equivalents, and restricted cash included in advertising fund assets, end of period	$58,026	$52,667

Supplemental cash flow disclosures - non-cash items:
Accrued capital expenditures	$8,782	$896
Capital leases	$2,191	$—
Contingent consideration	$2,880	$—
Sale leaseback	$30,929	$—
Supplemental cash flow disclosures - cash paid for:
Interest	$51,209	$40,017
Income taxes	$1,767	$1,033

Dividends per share
Weighted average shares outstanding	$1,000	$1,000
Basic and diluted	$163,000	$52,987

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Description of Business

RC Driven Holdings LLC and Subsidiaries (collectively referred to as the “Company”) is the parent holding company of Driven Brands, Inc. (“Driven Brands”).

Driven Brands is a large and diversified automotive services company in North America with a highly-franchised base of more than 3,100 franchised and company-operated locations across 49 U.S. states and all 10 Canadian provinces. The Company operates a scaled automotive services platform that fulfills retail and commercial customer automotive needs, including paint, collision, glass, vehicle repair, oil change and maintenance. Approximately 84% of the Company’s locations are franchised.

The Company has a portfolio of highly recognized brands that compete in the automotive services industry.

Basis of Presentation

The Company’s fiscal year ends on the last Saturday in December each year. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Both fiscal periods ended December 28, 2019 and December 29, 2018, were 52-week periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

Franchise royalties and fees

Franchisees are required to pay an upfront license fee prior to the opening of a location. Additionally, franchisees may sign a separate development agreement and pay an upfront development fee. The development agreement gives the franchisee the right to open additional locations in an agreed upon territory. The initial license and development payments received are recognized ratably over the life of the franchise and development agreements, respectively. Initial license and development fees recognized are $2 million and $1 million in 2019 and 2018, respectively.

The franchisee receives access and rights to intellectual property for the duration of the respective franchise agreement. Franchisees also pay continuing royalty fees, at least monthly, based on a percentage of the store level retail sales or a flat amount, depending on the brand. The royalty income is recognized as the underlying sales occur.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Company-operated stores

Company-operated store sales are recognized, net of sales discounts, upon delivery of services and the service-related product. Sales discounts on company-operated store sales are recorded in the period in which the related sale is recognized and were $34 million and $27 million in 2019 and 2018, respectively.

Advertising contributions and expenses

Franchisees are generally required to contribute advertising dollars according to the terms of their respective contract (either a percentage of sales or a defined periodic fixed amount) to their brand’s advertising fund, which are used for, among other activities, advertising the brand on a national and local basis, as determined by the brand’s franchisor. Advertising fund contributions are recognized as revenue as the underlying sales occur or on a scheduled basis for franchisees on a fixed arrangement. Revenues and expenses related to advertising fund contributions and advertising fund expenses are reported on a gross basis in the Company’s consolidated statements of operations.

In the event an advertising fund’s contributions exceed related advertising fund expenditures in a period (a “surplus”), advertising fund expenditures are accrued up to the amount of contributions and an accrued liability is recognized in the consolidated balance sheet. Any excess of an advertising fund’s expenditures over its respective contributions reduce net income to the extent a prior year cumulative surplus does not exist.

Franchisees make advertising contributions to their respective funds, which the Company administers. Meineke franchisees make their contributions to either the U.S. or Canadian Meineke Advertising Fund (the MAFs). The U.S fund for Meineke is a revocable trust administered by a third-party trustee, while the Canadian fund for Meineke is administered directly by the Company. The advertising related assets and liabilities are considered restricted and disclosed on the Company’s accompanying consolidated balance sheets.

In conjunction with the administration and placement of the advertising funds, the Company receives an administrative fee, commission or reimbursement of certain expenses directly associated with its services in accordance with the respective franchise agreement. These amounts are included in the Company’s accompanying consolidated statements of operations as other revenue.

Supply and other revenues

Supply and other revenue includes revenue related to product sales, vendor incentive revenue, insurance licensing fees, store leases, software maintenance fees and automotive training services revenue. Supply and other revenue is recognized once title of goods is transferred to franchisees, as the sales of the related products occur, or ratably. Insurance licensing fee revenue is generated when the Company is acting as an agent on behalf of its franchisees and is recognized once title of goods is transferred to franchisees. The insurance license revenue is presented net of any related expense with any residual revenue reflecting the management fee the Company charges for the program. Vendor incentive revenue is recognized as sales of the related product occur. Store lease revenue is recognized ratably over the underlying property lease term. Software maintenance fee revenue is recognized monthly in connection with providing and servicing software. Automotive training services are provided to third party shop owner/operators in accordance with agreed upon contract terms. These contracts may be for one-time shop visits or agreements to receive access to education and training programs for three to four years. For one-time shop visits, revenue is recognized at the time the service is rendered. For the three and four year education and training contracts, revenue is recognized ratably over the contract term.

Refer to the “Recent Accounting Pronouncements” subtopic below for further detail regarding revenue recognition.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Assets Recognized from the Costs to Obtain a Contract with a Customer

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. The Company records contract assets for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year and if such costs are material. Commission expenses, a primary cost associated with the sale of franchise licenses, are amortized to selling, general and administrative expenses in the consolidated statements of operations ratably over the life of the associated franchise agreement.

Capitalized costs to obtain a contract as of December 28, 2019 and December 29, 2018 were $7 million and $5 million, respectively and were presented within deferred commissions on the consolidated balance sheet. The Company amortized less than $1 million in costs associated with the sale of the licenses in 2019 and 2018, respectively.

Contract Balances

The Company generally records a contract liability when cash is provided for a contract with a customer and the Company has not yet performed their obligation. This includes cash payments for initial franchise and development fees as well as upfront payments on shop owner consulting contracts. Franchise and development fees and shop owner consulting contract payments are recognized over the life of the agreement, which range from five to twenty and three to four year terms, respectively.

The Company has contract liabilities of $14 million and $8 million as of December 28, 2019 and December 29, 2018, respectively, which are presented within deferred revenue on the consolidated balance sheet.

The Company amortized $2 million and $1 million in initial license and development fees in 2019 and 2018, respectively. The Company also amortized less than $1 million in upfront payments on shop owner consulting contracts in 2019 and 2018. Initial license and development fees are included in franchise royalties and fees in the consolidated statement of operations. Shop owner consulting contract revenue is included in supply and other revenues in the consolidated statement of operations.

Company-Operated Store Expenses

Company-operated store expenses consist of payroll and benefit costs for services employees at company-operated locations, rent, costs associated with procuring materials from suppliers, and other store-level operating costs. The Company receives volume rebates based on a variety of factors which are included in accounts receivable on the accompanying consolidated balance sheet and accounted for as a reduction of company-operated store expenses as they are earned. Sales discounts received from suppliers are recorded as a reduction of the cost of inventory. Advanced rebates are included in accrued expenses and other liabilities on the accompanying consolidated balance sheet and are accounted for as a reduction of company-operated store expenses as they are earned over the term of the supply agreement. Additionally, the Company includes subleasing expense associated with the subleasing of store buildings to franchisees within the Supply and other line on the statement of operations.

Store Opening Costs

Store opening costs consist of employee, facility, and grand opening marketing costs that company-operated stores incur prior to opening. The Company typically incurs store opening costs when opening new company-operated stores and when converting independently branded, acquired company-operated stores to one of its brands. These expenses are charged to expense as incurred.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Advertising Costs

Advertising costs of the Company, exclusive of the expenditures within the advertising funds, are expensed as incurred or the first time an advertisement takes place depending on the nature of the advertising expense. Advertising costs totaled $1 million and $8 million in the year 2019 and 2018, respectively, and are included in selling, general and administrative expenses on the accompanying consolidated statements of operations.

Equity-based Compensation

The Company recognizes expense related to equity-based compensation awards over the service period (generally the vesting period) in the consolidated financial statements based on the estimated fair value of the award on the grant-date.

Cash and Cash Equivalents

Cash equivalents consist of demand deposits and short-term, highly liquid investments with original maturities of three months or less. These investments are carried at cost, which approximates fair value.

The Company maintains cash balances in non-interest-bearing transaction accounts with various financial institutions, which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250 thousand and Canada Deposit Insurance Corporation (“CDIC”) up to $100 thousand in Canadian dollars. Although the Company maintains balances that exceed the federally insured limit, the Company has not experienced any losses related to this balance, and the Company believes credit risk to be minimal.

The Company had $7 million and $8 million in cash and cash equivalents placed in Canadian financial institutions as of December 28, 2019 and December 29, 2018, respectively.

Accounts and Notes Receivable, net

The Company’s accounts receivable consists principally of amounts due related to equipment sales, supply sales, centrally billed fleet work, centrally billed insurance claims, advertising, franchise fees, rent and training services. Accounts receivable are reported at their estimated net realizable value.

Notes receivable are primarily from franchisees and relate to financing arrangements for certain past due balances or to partially finance the acquisition of company-operated stores or refranchising locations. The notes are typically collateralized by the assets of the store being purchased. Interest income recognized on these notes is included in interest expense, net on the accompanying consolidated statements of operations. The Company places notes receivable on a nonaccrual status based on management’s determination if it is probable that the principal balance is not expected to be repaid per the contractual terms. When the Company places a note receivable on a nonaccrual status, interest or fee income ceases to be recognized. The Company also has financing arrangements for membership training programs that require upfront payments. These notes are factored to external financial institutions and are full recourse. As of December 28, 2019, the Company had approximately $4 million in factored notes receivable.

Accounts and notes receivable are reported at their estimated net realizable value. The Company records an allowance for doubtful accounts equal to the estimated uncollectible amounts of accounts and notes receivable. Management determines the allowance by considering a number of factors, including the length of time trade accounts receivable and notes receivable are past due, the Company’s previous loss history, the customers’

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

current ability to pay their obligations to the Company and the condition of the general economy and the industry as a whole. Receivables are written-off based on individual credit evaluation and specific circumstances of the franchisee and customer. Management has established an allowance for doubtful accounts of $14 million as of December 28, 2019 and December 29, 2018.

Inventory

Inventory is stated at the lower of cost, as determined by the first-in, first-out method, or net realizable value. The Company primarily purchases its oil, lubricants, and auto glass in bulk quantities to take advantage of volume discounts and to ensure inventory availability to complete services. Inventories are presented net of volume rebates.

Store Rental Agreements

Certain of the Company’s subsidiaries are parties to leasing and subleasing agreements with third parties and their franchisees, respectively. The minimum rentals associated with these agreements are recognized as expense and income on a straight-line basis over the terms of the agreements.

Property and Equipment, net

Property and equipment is recorded at cost. Maintenance and repair costs are expensed as incurred. Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the respective assets.

The average lives used in computing depreciation are as follows:

Furniture and fixtures	5 to 8 years
Computer equipment and software	3 years
Store equipment	2 to 10 years
Leasehold improvements	5 to 15 years
Vehicles	5 years
Buildings	30 years

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If forecasted undiscounted cash flows to be generated by the asset are not expected to recover the asset’s carrying value, an impairment charge is recorded for the excess of the asset’s carrying value over its estimated fair value. The Company did not record any impairment losses on long-lived assets in 2019 or 2018.

Intangible Assets Including Goodwill

Intangible assets represent trademarks, franchise agreements, license agreements, membership agreements, customer relationships, developed technology, favorable lease assets, and unfavorable lease liabilities. Intangible assets with an indefinite useful life are not amortized. Amortizable intangible assets are tested for impairment if events occur that suggest the assets might be impaired. The Company believes no impairment existed in 2019 and 2018.

The Company tests goodwill and indefinite lived intangible assets for impairment annually as of the first day of its fiscal fourth quarter. Furthermore, goodwill and indefinite lived intangible assets are required to be

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

tested for impairment on an interim basis if an event or circumstance indicates that it is more-likely-than-not an impairment loss has occurred. Goodwill is quantitatively evaluated for impairment by comparing the estimated fair value of a reporting unit to its carrying value. Reporting units are businesses with discrete financial information that is available and reviewed by segment management. Reporting units are identified at the level, or at one level below, the Company’s operating segments. If the fair value of the reporting unit is less than the carrying value, a goodwill impairment loss is recorded as the amount by which the carrying amount exceeds fair value, not to exceed the total amount of goodwill. The Company’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, the Company may record impairment charges in the future. Based on its most recent analysis, the Company believes no impairment existed in 2019 and 2018.

Fair Value Measurements

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories.

Level 1:	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date,

Level 2:	Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3:	Inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company estimates the fair values of financial instruments using available market information and appropriate valuation methodologies. The carrying amount for cash and cash equivalents, accounts receivable, inventory, other current assets, accounts payable and accrued expenses approximate fair value because of their short maturities. The notes receivable carrying value also approximates fair value due to interest rates that approximate market rates for agreements with similar maturities and credit quality. All of the Company’s financial assets fall under the Level 1 hierarchy defined above, as of December 28, 2019 and December 29, 2018.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effects on deferred tax assets and liabilities of subsequent changes in the tax laws and rates are recognized in income during the year the changes are enacted.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized on the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with tax authorities. The Company records any interest and penalties associated as additional income tax expense in the consolidated statements of operations.

Deferred Financing Costs

The costs related to the issuance of debt are presented in the balance sheet as a direct deduction from the carrying amount of that debt and amortized over the terms of the related debt agreements as interest expense using the effective interest method.

Insurance Reserves

The Company is partially self-insured for employee medical coverage. The Company records a liability for the ultimate settlement of claims incurred as of the balance sheet date based upon estimates provided by the third-party that administers the claims on the Company’s behalf. The Company also reviews historical payment trends and knowledge of specific claims in determining the reasonableness of the reserve. Adjustments to the reserve are made when the facts and circumstances of the underlying claims change. If the actual settlements of the medical claims are greater than the estimated amount, additional expense will be recognized.

Foreign Currency Translation

The Company’s revenue, other than those of its Canadian subsidiaries, is denominated in U.S. dollars. For the Company’s Canadian subsidiaries, assets and liabilities, including intercompany loans, are translated at exchange rates prevailing on the balance sheet date, and income and expense accounts are translated at average exchange rates for the respective periods. Currency translation adjustments are included as the Company’s only activity within accumulated other comprehensive (loss) income.

Sales Taxes

The states and municipalities in which the Company operates impose sales tax on all of the Company’s nonexempt revenue. The Company collects the sales tax from its customers and remits the entire amount to the appropriate taxing authority. The Company’s policy is to exclude the tax collected and remitted from net revenue and direct costs. The Company accrues sales tax liabilities as it records sales, maintaining the amount owed to the taxing authorities in accrued expenses and other liabilities in the consolidated balance sheet.

Recent Accounting Pronouncements

To Be Adopted

The Company has considered all new accounting pronouncements issued by the FASB and concluded the following accounting pronouncements may have a material impact on its consolidated financial statements or represent accounting pronouncements for which the Company has not yet completed its assessment.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In accordance with effective adoption dates for private company and emerging growth companies, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still assessing the impact of adopting this standard will have on its consolidated financial statements and disclosures.

In February 2016, the FASB issued (ASU) No. 2016-02 “Leases (Topic 842)”, which introduces a lessee model that brings substantially all leases onto the balance sheet and targeted changes for lessor accounting. Under the new standard, a lessee will recognize on its balance sheet a lease liability and a right-of-use asset for all leases, including operating leases, with a term greater than 12 months. The new standard will also distinguish leases as either finance leases or operating leases. This distinction will affect how leases are measured and presented in the income statement and statement of cash flows. ASU No. 2016-02 is effective for private companies and emerging growth public companies for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. The Company is still assessing the potential impact the standard will have on its consolidated financial statements and disclosures.

Adopted

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): “Scope of Modification Accounting.” This ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. Under the new standard, modification accounting applies unless all the following conditions do not change: (i) the fair value of the award, (ii) the vesting conditions of the award and, and (iii) the classification of the award. Generally speaking, modification accounting requires an entity to calculate and recognize the incremental fair value of the modified award as compensation cost on the date of modification (for a vested award) or over the remaining service period (for an unvested award). This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period; however, early adoption is permitted when adopted. The impact of this guidance is dependent on future modifications, if any, to the Company’s share-based payment awards.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” that revises the definition of a business. The amendments provide an initial screen that when substantially all of the fair value of the gross assets acquired or disposed of is concentrated in a single identifiable asset or a group of similar identifiable assets, an integrated set of assets and activities would not represent a business. If the screen is not met, the set must include an input and a substantive process that together significantly contribute to the ability to create outputs for the set to represent a business. The amendment also narrows the definition of the term output and requires the transfer of an organized work force when outputs do not exist. The amended guidance may result in more transactions being accounted for as assets in the future with the impact to results of operations dependent on the individual facts and circumstances of each transaction. The Company adopted this standard prospectively beginning on December 30, 2018 and it did not result in a material impact on the consolidated financial statements or disclosures.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)”, as amended, to provide principles within a single framework for revenue recognition of transactions involving contracts with customers across all industries. The standard allows for either a full retrospective or modified retrospective transition method. In April 2016, the FASB issued ASU 2016-08 to clarify the implementation of ASU 2014-09. The guidance in ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15,

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

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2019. Early adoption is permitted beginning after December 15, 2016, including interim reporting periods within that reporting period. As such, the Company early adopted this standard using the modified retrospective method, effective December 31, 2017. This method allows the standard to be applied retrospectively through a cumulative catch up adjustment recognized upon adoption. The Company early adopted this standard during the annual period beginning on December 31, 2017.

Upon assessing the cumulative effect of adoption on franchise fees, it was deemed the ASU had an immaterial impact on the Company’s financial results and the opening balance as of the first day of fiscal year 2018.

Adjustments were made related to presentation of advertising contributions on the consolidated statement of operations. These presentation adjustments did not have an impact on the net income recognized. The Company recorded a cumulative effect adjustment related to the adoption of Topic 606 of approximately $900 thousand to beginning retained earnings in 2018.

Franchise and Membership Fees

Franchise and Membership fees are recognized over the term of the related franchise license or membership agreement for the respective location, which results in a deferral of revenue recognized for initial franchise fees, renewal fees and prepaid membership fees. The new guidance did not have an impact on the timing of royalty income recognition, which is recognized as the respective sales occur.

Advertising Funds

Topic 606 requires advertising fund contributions and expenditures to be reported on a gross basis in the consolidated statements of operations, which has an impact on our total revenues and expenses. In the event an advertising fund’s contributions exceed related advertising fund expenditures in a period, advertising fund expenditures are accrued up to the amount of contributions and an accrued liability is recognized in the consolidated balance sheets. Any fund’s excess of advertising expenditures over contributions reduce net income to the extent a prior year cumulative surplus does not exist.

The Company incurred a net loss within the consolidated statements of operations of approximately $4 million and $2 million in 2019 and 2018, respectively, for advertising funds whose expenditures exceeded contributions.

Approximately $5 million and $2 million of advertising fund liabilities relate to advertising funds in a cumulative surplus position as of December 28, 2019 and December 29, 2018, respectively. Approximately $23 million and $15 million of advertising fund assets related to restricted cash balances as of December 28, 2019 and December 29, 2018.

Note 2—Business Combinations and Acquisitions

The Company acquires strategic investments to increase its footprint and offer products and services that diversify its existing offerings. The Company has assumed certain obligations as part of its various acquisitions. These acquisitions are accounted for as business combinations using the acquisition method, whereby the purchase price is allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the date of the acquisition.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Acquisitions

On November 14, 2019, the Company acquired a controlling financial interest of the Clairus Group (“Clairus”) for $214 million, net of cash of approximately $5 million, to enter into the glass services business (“Clairus Acquisition”). The Clairus Acquisition resulted in the Company acquiring 35 company-operated locations, 205 franchise locations, and 22 distribution centers. Clairus has one business unit that is included in the Paint, Collision & Glass segment (“Uniban”) and one business unit that is included in the Platform Services segment (“PH Vitres D’ Autos”).

On November 5, 2019, the Company acquired 100% of the outstanding equity of Automotive Training Institute, Inc. (“ATI”) for $52 million, net of cash of approximately $1 million, to enter into the automotive training services business (“ATI Acquisition”). The ATI Acquisition was treated as an asset transaction for tax purposes.

On October 1, 2019, the Company acquired 100% of the outstanding equity of ABRA Auto Body & Glass GP LLC, ABRA Auto Body & Glass LP, and ABRA Automotive Systems LP (collectively, “ABRA Group”) for $53 million to increase the Company’s collision services footprint (“ABRA Acquisition”). The ABRA Acquisition was treated as an asset transaction for tax purposes. The ABRA Acquisition resulted in the Company acquiring 55 franchise locations.

On March 1, 2019, the Company acquired 100% of the outstanding equity of Ontario Auto Collision (Mountain) Limited and Ontario Auto Collision Limited (collectively, “Carstar Stores”) for $23 million as part of an asset purchase transaction to increase the Company’s collision services footprint (“Carstar Acquisition”). Included in the purchase consideration was $2 million related to a contingent earnout payment to the previous owners, which is also included in accrued expenses and other liabilities as of December 28, 2019. The contingency is based on Carstar attaining certain earnings targets, as defined in the purchase agreement. Based on actual Carstar earnings through December 31, 2019, the Company anticipates the full amount of the earnout to be paid. The Carstar Acquisition resulted in the Company acquiring 2 company-operated centers.

During 2019, the Company completed eight additional business acquisitions, each individually immaterial, which represent tuck-in acquisitions within the Company’s Maintenance segment (“Other Maintenance Acquisitions”). In connection with one of these acquisitions, the Company purchased real property, and subsequently sold the real property to independent third-parties at the fair value price paid by the Company, $31 million. This real property was leased back, resulting in no gain or loss on the sale leaseback transaction. The lease commitment related to this sale leaseback transaction is approximately $2 million per year, for a total commitment of $46 million. Included in the purchase consideration was $1 million related to a contingent earnout payment due to the previous owners. Up to $1 million of contingent consideration will be paid upon construction of one location (The Ashford Build). As such, the Company has included $1 million in accrued expenses and other liabilities as of December 28, 2019. Aggregate consideration paid for these acquisitions, net of cash acquired, was approximately $117 million, and each acquisition was treated as an asset transaction for tax purposes.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition (preliminary for Clairus and ATI) as well as the acquired businesses’ impact on consolidated results in the year of acquisition:

$ (in thousands)	ATI	Clairus	ABRA Group	Carstar Stores	Other Maintenance	Total Purchase Price Allocation for Acquisitions
Assets acquired:
Accounts and notes receivable	$8,078	$22,949	$648	$—	$509	$32,184
Prepaid and other assets	320	695	—	—	—	1,015
Income tax receivable	—	3,227	—	—	—	3,227
Inventory	—	9,880	—	108	2,539	12,527
Property and equipment	262	6,241	1,645	525	6,980	15,653
Intangibles	18,200	124,261	38,000	—	—	180,661

Total identifiable assets	26,860	167,253	40,293	633	10,028	245,467
Goodwill	35,850	100,282	12,440	21,927	109,268	279,767

Total assets acquired	62,710	267,935	52,733	22,560	119,296	525,234

Liabilities assumed:
Accrued expenses and other liabilities	7,038	7,622	202	—	2,409	17,271
Accounts payable	722	13,181	76	—	—	13,979
Deferred tax liabilities	—	32,175	—	—	—	32,175
Deferred revenue	3,291	—	—	—	—	3,291

Total liabilities assumed	11,051	52,978	278	—	2,409	66,716
Non-controlling interest	—	1,445	—	—	—	1,445

Purchase consideration, net	$51,659	$213,512	$52,455	$22,560	$116,887	$457,073

Transaction costs (approx.)	1,000	3,000	1,000	1,000	6,000	12,000
Acquiree amounts included in:
Total revenue	4,854	9,737	1,501	10,652	54,578	81,322
Net income (loss) attributable to RC Driven Holdings	1,386	(3,237)	469	2,671	7,869	9,158
Reportable segment(s)	Platform Services	Paint, Collision & Glass and Platform Services	Paint, Collision & Glass	Paint, Collision & Glass	Maintenance

The purchase accounting allocations above were determined based upon estimates of fair value. Based on the timing of the Clairus and ATI acquisitions, the preliminary estimates associated with the respective purchase accounting is expected to be finalized in 2020. The assumptions used in these preliminary allocations are pending completion and subject to change. The effect of any changes could be significant.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Supplemental pro forma unaudited information

The following unaudited pro forma information presents estimated combined results of the Company as if the acquisitions of Clairus and ATI had occurred on December 31, 2017:

$ (in thousands)	December 28, 2019	December 29, 2018
Total revenue	$696,315	$583,943
Net income attributable to RC Driven Holdings	$19,012	$14,028

The combined pro forma financial information in 2019 has been adjusted to exclude $10 million of expenses related to one-time transaction costs.

Divestures and asset retirements

On December 14, 2018, the Company sold the assets of a 1-800-Radiator business, Skidpad Enterprises, Inc. to an unrelated third party for approximately $3 million. The sale resulted in a loss on sale of assets of approximately $100 thousand, which is recorded within selling, general, and administrative expenses within the consolidated statements of operations. The Company received final consideration for all outstanding amounts due from the purchaser during the 2019.

During December 2018, the Company closed two 1-800-Radiator warehouses. As a result of these closures, the Company wrote off approximately $2 million in net assets which is recorded within selling, general, and administrative expenses within the consolidated statements of operations. As of December 28, 2019, there were no remaining assets or liabilities.

On May 18, 2018, the Company sold nine company-owned Meineke shops to an unrelated third party for approximately $200 thousand. The Company remains on the master leases for these nine locations. As of December 29, 2019 and December 29, 2018, the Company established a reserve for approximately $4 million for the net sublease liability for these nine locations and recorded this liability within accrued expenses and other liabilities on the consolidated balance sheets.

Note 3—Accounts and Notes Receivable, net

in thousands	December 28, 2019	December 29, 2018
Trade	$46,165	$19,637
Franchise royalties and fees	19,000	15,160
Notes receivable	13,291	7,659
Other	16,957	14,276

Total receivables	95,413	56,732
Allowance for doubtful accounts	(14,104)	(13,770)
Current portion	(74,131)	(42,073)

Notes receivable, long term	$7,178	$889

in thousands	Balance beginning of year	Additions	Deductions	Balance End of Year
Allowance for doubtful accounts
December 28, 2019	$13,770	$1,685	$1,351	$14,104
December 29, 2018	$16,590	525	3,345	$13,770

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The Company recognized interest income from notes receivable of less than $1 million in 2019 and 2018.

Note 4—Property and Equipment, net

in thousands	December 28, 2019	December 29, 2018
Furniture and fixtures	$13,636	$8,883
Computer equipment and software	18,014	12,018
Shop equipment	15,111	9,300
Leasehold improvements	93,625	68,664
Capital leases	2,191	—
Vehicles	1,853	1,310
Buildings and land	7,293	6,410
Construction in process	18,987	9,537

Total property and equipment	170,710	116,122
Less—accumulated depreciation	(36,329)	(23,423)

Total property and equipment, net	$134,381	$92,699

Depreciation expense was $13 million and $9 million in year 2019 and 2018, respectively.

Note 5—Goodwill and Intangible Assets

	Amortizable Intangibles							Indefinite- lived
	Franchise Agreements	License Agreements	Membership Agreements	Customer Relationships	Developed Technology	Leases	Trademarks	Trademarks	Total Intangibles	Goodwill
December 29, 2018 balance
Gross carrying amount	$186,328	$3,000	$—	$—	$12,400	$9,691	$1,200	$325,646	$538,265	$588,244
Accumulated amortization	(25,088)	(534)	—	—	(8,828)	(2,485)	(1,200)	—	(38,135)	—

Net, December 29, 2018 balance	161,240	2,466	—	—	3,572	7,206	—	325,646	500,130	588,244

Additions	22,197	2,395	11,600	53,188	9,292	522	—	81,667	180,861	279,767
Amortization expense	(7,302)	(194)	(252)	(594)	(2,703)	(225)	—	—	(11,270)	—
Impact of foreign currency translation	518	31	—	697	107	(137)	—	1,080	2,296	2,608

Net, December 28, 2019 balance	$176,653	$4,698	$11,348	$53,291	$10,268	$7,366	$—	$408,393	$672,017	$870,619

Intangible assets with definite lives are being amortized on a straight-line basis over the estimated useful life of each asset, typically 20 to 30 years for franchise agreements, 13 to 20 years for license agreements, 7 to 18 years for membership agreements, 12 to 18 years for customer relationships, 5 to 8 years for developed

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

technology, and 1 to 45 years for leases. Amortization expense was $11 million and $11 million in for the years ended December 28, 2019 and December 29, 2018, respectively. The value of the lease related intangibles is based on a comparison of lease terms to available current market data for similar leases. These lease assets are being amortized on the declining balance method in accordance with the present value of their future cash flows. Amortization expense of these leases was less than $1 million for the years ended December 28, 2019, and December 29, 2018.

During 2019, the primary change in goodwill balance is due to acquisitions and foreign currency translation. The following table presents the changes in the carrying value of goodwill in 2019 and 2018 (in thousands):

in thousands
Balance as of December 30, 2017	$590,048
Foreign exchange	(1,804)

Balance as of December 29, 2018	588,244

Acquisitions	279,767
Foreign exchange	2,608

Balance as of December 28, 2019	$870,619

The Company identified two trademarks related to previously acquired businesses purchased during 2016 that began amortizing during 2017. The Company retired these trademarks as the locations were rebranded to Take 5 locations. As of December 29, 2018, all rebranding was completed and the remaining $600 thousand related to the trademarks were written off in 2018.

Amortization expense related to intangible assets for the next five fiscal years and thereafter is as follows:

in thousands
2020	$16,392
2021	15,270
2022	15,425
2023	15,413
2024	15,366
Thereafter	185,757

Total amortization	$263,623

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Note 6—Long-term Debt

The Company’s long-term debt obligations consist of the following:

in thousands	December 28, 2019	December 29, 2018
Series 2019-1 Senior Notes, Class A-2	$297,000	—
Series 2019-2 Senior Notes, Class A-2	274,312	—
Series 2018-1 Senior Notes, Class A-2	270,188	272,938
Series 2016-1 Senior Notes, Class A-2	43,425	43,875
Series 2015-1 Senior Notes, Class A-2	392,575	396,675
Series 2019-3 Variable Funding Senior Notes, Class A-1	59,499	—

	1,336,999	713,488
Less: debt issuance cost	(22,036)	(12,257)
Less: current portion of long-term debt	(13,050)	(7,300)

Total long-term debt, net	$1,301,913	$693,931

Series 2019-1 Notes

On March 19, 2019, Driven Brands Funding, LLC (the Master Issuer), a wholly owned subsidiary of the Company, issued $300 million Series 2019-1 4.641% Fixed Rate Senior Secured Notes, Class A-2 (2019-1 Senior Notes). $90 million of the proceeds of the issuance of the 2019-1 Senior Notes on the issuance day were used to fund a deposit into the 2019-1 Pre-Funding Account. The 2019-1 Pre-Funding Account is intended to be used to release amounts to the Master Issuer on account of its growth and to fund eligible acquisitions if certain covenant criteria were met. As of December 28, 2019, all proceeds from the 2019-1 Pre-Funding Account were drawn based on growth, and the funds were used primarily to complete 2019 acquisitions. The 2019-1 Senior Notes have a final legal maturity date of April 20, 2049; however, they have an anticipated repayment date of April 20, 2026, with accrued interest paid quarterly. The 2019-1 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by Driven Funding Holdco, LLC, a wholly owned subsidiary of the Company, and various subsidiaries of the Master Issuer (collectively, the Securitization Entities). The Company capitalized $6 million of debt issuance costs related to the 2019-1 Senior Notes.

Series 2019-2 Notes

On September 17, 2019, the Master Issuer issued $275 million Series 2019-2 3.981% Fixed Rate Senior Secured Notes, Class A-2 (2019-2 Senior Notes). $75 million of the proceeds of the issuance of the 2019-2 Senior Notes on the issuance day were used to fund a deposit into the 2019-2 Pre-Funding Account. The 2019-2 Pre-Funding Account is intended to be used to release amounts to the Master Issuer on account of its growth and to fund eligible acquisitions if certain criteria were met. As of December 28, 2019, all proceeds from the 2019-2 Pre-Funding Account were drawn based on growth, and the funds were used primarily to complete 2019 acquisitions. The 2019-2 Senior Notes have a final legal maturity date of October 20, 2049; however, they have an anticipated repayment date of October 20, 2026, with accrued interest paid quarterly. The 2019-2 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $6 million of debt issuance costs related to the 2019-2 Securitization Senior Notes.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Series 2018-1 Notes

On April 24, 2018, the Master Issuer issued $275 million Series 2018-1 4.739% Fixed Rate Senior Secured Notes, Class A-2 (2018 Senior Notes). The 2018 Senior Notes have a final legal maturity date of April 20, 2048; however, they have an anticipated repayment date of April 20, 2025, with accrued interest paid quarterly. The 2018 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $7 million of debt issuance costs related to the 2018 Senior Notes.

Series 2016-1 Notes

On May 20, 2016, the Master Issuer issued $45 million Series 2016-1 6.125% Fixed Rate Senior Secured Notes, Class A-2 (2016 Senior Notes). The 2016 Senior Notes have a final legal maturity date of July 20, 2046; however, they have an anticipated repayment date of July 20, 2022, with accrued interest paid quarterly. The 2016 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $2 million of debt issuance costs related to the 2016 Senior Notes.

Series 2015-1 Notes

On July 31, 2015, the Master Issuer issued $410 million Series 2015-1 5.216% Fixed Rate Senior Secured Notes, Class A-2 (2015 Senior Notes). The 2015 Senior Notes have a final legal maturity date of July 20, 2045; however, they have an anticipated repayment date of July 20, 2022, with accrued interest paid quarterly. The 2015 Senior Notes are secured by substantially all assets of the Master Issuer and guaranteed by Securitization Entities. The Company capitalized $9 million of debt issuance costs related to the 2015 Senior Notes.

Series 2019-3 Variable Funding Notes

On December 11, 2019, the Master Issuer issued Series 2019-3 Variable Funding Senior Notes, Class A-1 (2019-3 VFN), pursuant to a revolving commitment, in an amount up to $115 million. The 2019-3 VFN has a final legal maturity date of January 20, 2050. The commitment under the 2019-3 VFN expires on July 20, 2022 and is subject to three one-year extensions at the election of the manager of the Master Issuer, Driven Brands, Inc., The 2019-3 VFN is secured by substantially all assets of the Master Issuer and is guaranteed by the Securitization Entities. The Master Issuer may elect for interest under the 2019-3 VFN to equal either the Base Rate plus an applicable margin or the London Interbank Offering Rate (LIBOR) plus an applicable margin. As of December 28, 2019, the rate on the 2019-3 VFN was 3.968%, including the applicable margin. The Master Issuer has obtained an Interest Reserve Letter of Credit under the 2019-3 VFN in favor of Citibank, the indenture trustee, in the amount of $16 million to reserve against any shortfalls in interest on the Master Issuer’s long-term debt or commitment fees payable under the 2019-3 VFN. This Interest Reserve Letter of Credit replaced the Interest Reserve Letter of Credit issued upon the issuance of the 2019-2 Senior Notes. The Company capitalized $1 million of debt issuance costs related to the 2019-3 VFN. Total available and unused borrowings were $40 million as of December 28, 2019.

2019 Bridge Loan

On November 15, 2019, the Company established a Bridge Loan with a financial institution (Bridge Loan) in the amount of $20 million, which was used to help finance the Clairus Acquisition. The interest rate was based

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

on the London Interbank Offering Rate (LIBOR) plus an applicable margin for the Bridge Loan. The Company capitalized $1 million of debt issuance costs related to the Bridge Loan. The Company extinguished the loan using the proceeds from the 2019-3 VFN on December 11, 2019. Approximately $1 million of debt issuance costs were written off to loss on debt extinguishment.

Golub Credit Agreement

On March 30, 2016, the Company entered into a credit agreement with Golub Capital LLC (“Golub”). The credit agreement (“Golub Credit Agreement”) consisted of an $83 million term loan and a $10 million revolving line of credit. The Golub Credit Agreement, including the revolving line of credit, had a maturity date of March 30, 2022.

As part of the issuance of the 2018 Senior Notes, all outstanding debt related to the Golub Credit Agreement was paid down and the agreement was terminated. Approximately $5 million of debt issuance costs were written off to loss on debt extinguishment and approximately $2 million in breakage and legal fees were paid as part of terminating the Golub Credit Agreement.

Guarantees and Covenants of the Notes

Substantially all of the assets of the Company, including most of the domestic and certain of the foreign revenue-generating assets, which principally consist of franchise-related agreements, certain company-operated stores, certain product distribution agreements, intellectual property and license agreements for the use of intellectual property, are owned by subsidiaries of the Master Issuer, and are pledged to secure the Notes. The restrictions placed on the Master Issuer and its subsidiaries require that interest and principal (if any) on the Notes be paid prior to any residual distributions to the Company, and amounts are segregated weekly to ensure appropriate funds are reserved to pay the quarterly interest and principal (if any) amounts due. The amount of weekly cash flow that exceeds all expenses and obligations of the Master Issuer and its subsidiaries (including required reserve amounts) is generally remitted to the Company in the form of a dividend.

The Notes are subject to certain quantitative covenants related to debt service coverage and leverage ratios. In addition, the agreements related to the Notes also contain various affirmative and negative operating and financial reporting covenants which are customary for such debt instruments. These covenants, among other things, limit the ability of the Master Issuer and its subsidiaries to sell assets; engage in mergers, acquisitions, and other business combinations; declare dividends or redeem or repurchase capital stock; incur, assume, or permit to exist additional indebtedness or guarantees; make loans and investments; incur liens; and enter into transactions with affiliates. In the event that certain covenants are not met, the Notes may become fully due and payable on an accelerated schedule. In addition, the Master Issuer may voluntarily prepay, in part or in full, any series of Class A-2 Notes at any time, subject to certain make-whole obligations.

As of December 28, 2019, the Master Issuer was in compliance with all covenants under the agreements discussed above.

RC Driven Holdings LLC has no material separate cash flows or assets or liabilities other than the investments in its subsidiaries and $1 million in deferred tax assets as of December 28, 2019 and December 29, 2018. All its business operations are conducted through its operating subsidiaries; it has no material independent operations. RC Driven Holdings LLC has no other material commitments or guarantees. As a result of the

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

restrictions described above, $638 million of the subsidiaries’ net assets are effectively restricted in their ability to be transferred to RC Driven Holdings LLC, as of December 28, 2019.

Expected debt repayments of the Notes for the next five fiscal years and thereafter is as follows:

in thousands
2020	$13,050
2021	13,050
2022	435,400
2023	8,500
2024	8,500
Thereafter	799,000

Estimated debt issuance cost amortization expense for the next five years and thereafter is as follows:

in thousands
2020	$4,491
2021	4,457
2022	3,725
2023	2,808
2024	2,719
Thereafter	3,836

Using quoted prices, the Company determined that the fair value of its long-term debt was $1,372 million (Level 2) as of December 28, 2019.

Note 7—Segment Information

The Company’s worldwide operations are comprised of the following reportable segments: Paint, Collision & Glass; Maintenance; and Platform Services.

The Paint, Collision & Glass segment is primarily composed of the CARSTAR, ABRA, Maaco and Uniban brands and services both retail and commercial customers such as fleet operators and insurance carriers. The Company’s collision services include full collision repair and refinishing services; paint services include surface preparation, standard paint services, surface protection and refinishing and other cosmetic repairs; and glass services include replacement, repair and calibration services for automotive glass.

The Maintenance segment is primarily composed of the Take 5 and Meineke brands and services both retail and commercial customers such as fleet operators. The Company’s maintenance services include oil changes and regularly scheduled and as-needed automotive maintenance services and vehicle component repair and replacement.

The Platform Services segment is primarily composed of the 1-800-Radiator & A/C, PH Vitres D’Autos, Spire Supply, and ATI brands. This segment provides benefits to the Company’s brands by providing growth opportunities through procurement, distribution, and training services as well as M&A growth opportunities through acquisition target sourcing.

In addition to the reportable segments, the Company’s consolidated financial results include “Corporate and Other” activity. Corporate and Other incurs costs related to the advertising revenues and expenses and shared

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

service costs, which are related to finance, IT, human resources, legal, supply chain and other support services. Corporate and Other activity includes the adjustments necessary to eliminate intercompany transactions, namely sales by the Platform Services segment to the Maintenance segment.

The reportable segments align with the Company’s internal operations and how the Chief Operating Decision Maker (CODM) allocates resources and assesses performance against the Company’s key growth strategies. The CODM uses segment revenue and Segment Adjusted EBITDA as the measures for assessing segment performance. The following tables reconcile segment results to consolidated results reported in accordance with U.S. GAAP.

The accounting policies of the segments are the same as those described in Note 1. The CODM does not review asset information by reportable segment and, consequently, the Company does not disclose total assets by reportable segment.

Segment results in 2019 and 2018 are as follows:

(in thousands)	Paint, Collision & Glass	Maintenance	Platform Services	Corporate and Other	Total
For the year ended December 28, 2019
Franchise fees and royalties	$57,520	$31,548	$25,804	$—	$114,872
Company-operated store sales	13,259	311,201	27,002	(16,325)	335,137
Advertising	—	—	—	66,270	66,270
Supply and other	62,060	13,433	8,501	—	83,994

Total revenue	$132,839	$356,182	$61,307	$49,945	$600,273
Segment Adjusted EBITDA	$60,444	$81,732	$26,413	$(43,623)	$124,966

For the year ended December 29, 2018
Franchise fees and royalties	$54,668	$30,645	$22,727	$—	$108,040
Company-operated store sales	2,245	220,344	22,289	(10,946)	233,932
Advertising	—	—	—	72,792	72,792
Supply and other	62,798	11,675	3,478	—	77,951

Total revenue	$119,711	$262,664	$48,494	$61,846	$492,715
Segment Adjusted EBITDA	$55,246	$61,440	$20,220	$(40,848)	$96,058

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The reconciliations of Segment Adjusted EBITDA to income before taxes are as follows in 2019 and 2018:

	2019	2018
Segment Adjusted EBITDA	$124,966	$96,058
Acquisition related costs[a]	12,497	—
Non-core items and project costs[b]	6,644	1,694
Store opening costs	5,721	2,044
Sponsor management fees[c]	2,496	1,960
Straight-line rent adjustment[d]	2,172	1,304
Equity-based compensation expense [e]	1,195	1,195
One-time store rationalization[f]	—	9,847
Loss on debt extinguishment	595	6,543
Depreciation and amortization	24,220	19,846
Interest expense, net	56,846	41,758

Income before taxes	$12,580	$9,867

a.

Consists of acquisition costs as reflected within the consolidated statement of operations, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

b.

Consists of discrete items and project costs, including (i) non-capitalizable expenses relating to strategic transactions, and (ii) third-party consulting and professional fees associated with strategic transformation initiatives, including discrete projects focused on the buildout of shared services for our multi-brand platform and the implementation of standardized processes and systems across our business.

c.	Includes management fees paid to Roark Capital Management, LLC.
d.	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under U.S. GAAP exceeds or is less than our cash rent payments.
e.	Represents non-cash equity-based compensation expense
f.	Represents lease exit costs and other costs associated with store rationalization initiatives.

There were no customers that accounted for 10% or more of the Company’s total revenue or accounts receivable across all segments in 2019 and 2018.

The following table shows information relating to the geographic regions in which the Company operates:

	Total revenues		Total long-lived assets
(in thousands)	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018
United States	$552,592	$464,323	$127,090	$91,562
Canada	47,681	28,392	7,291	1,137

Consolidated	$600,273	$492,715	$134,381	$92,699

Revenues are attributed to countries based on the location of the customers.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The following table shows the Company’s capital expenditures and goodwill by reportable segments:

(in thousands)	Paint, Collision & Glass	Maintenance	Platform Services	Corporate and Other	Total
Capital expenditures
2019	$333	$25,192	$48	$2,657	$28,230
2018	312	18,516	250	3,080	22,158
Goodwill
2019	$278,049	$443,168	$149,402	$—	$870,619
2018	188,319	333,787	66,138	—	588,244

In 2019, outside of the impact of changes in foreign exchange rates on translation adjustments, the change in goodwill balances by segment was primarily driven by acquisitions described in Note 2. Changes in the segments’ goodwill balances in 2018 were limited to the impact of changes in foreign exchange rates on translation adjustments.

On November 14, 2019, the Company acquired Clairus. The Company has preliminarily allocated the Clairus goodwill amount to the Paint, Collision & Glass and Platform Services segments as of December 28, 2019. The allocation of goodwill was based on certain preliminary valuations and analysis that have not been completed as of the date of this filing. The Company intends to complete this allocation in 2020.

Note 8—Income Taxes

The provision for income taxes was computed based on the following amounts of income from continuing operations before income taxes:

in thousands	2019	2018
Domestic	$13,223	$9,124
Foreign	(643)	743

Income before income taxes	$12,580	$9,867

The components of our provision for income taxes were as follows:

in thousands	2019	2018
Current:
Federal	$(537)	$—
State	1,309	1,160
Foreign	889	(643)
Deferred:
Federal	7,043	2,032
State	(5,259)	2
Foreign	1,385	254

Total tax expense (benefit)	$4,830	$2,805

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate reflected in the accompanying financial statements is as follows:

	2019	2018
Federal income tax at statutory rate	21.0%	21.0%
State income taxes, net of federal tax benefits	6.6%	19.1%
State deferred tax rate change	-8.3%	-8.0%
Foreign tax rate differential	0.7%	0.4%
Non-deductible advertising fund loss	5.9%	0.0%
Non-deductible transaction costs	6.7%	0.0%
Other permanent differences	1.1%	3.6%
Deferred tax adjustments	1.9%	-0.1%
Current tax adjustments	2.8%	-7.6%

Effective tax rate	38.4%	28.4%

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law making widespread changes to the Internal Revenue Code. While the TCJA provides for a territorial tax system, beginning in 2018, it includes the global intangible low-taxed income (“GILTI”) provision. There was no impact to the 2018 or 2019 financial statements for GILTI. The Company has elected to account for GILTI tax in the period in which it is incurred. As of December 29, 2018, the Company had completed the accounting for the effects of the enactment of the TCJA. During 2018, the Company also made adjustments related to Staff Accounting Bulletin No. 118 (“SAB 118”), which addresses the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. SAB 118 provided that where reasonable estimates can be made, the provisional accounting should be based on such estimates and when no reasonable estimate can be made, the provisional accounting may be based on the tax law in effect before the TCJA. The Company applied the guidance in SAB 118 when accounting for the enactment-date effects of TCJA. Under SAB 118, the Company recorded a $200 thousand benefit in 2018 to complete the accounting for the remeasurement of deferred tax assets and liabilities.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Deferred tax assets (liabilities) are comprised of the following:

in thousands	December 28, 2019	December 29, 2018
Deferred tax assets
Accrued liabilities	$456	$151
Accounts receivable allowance	7,276	7,259
MAF fund balance	—	188
Net operating loss carryforwards	15,925	22,005
Lease market adjustments	2,254	2,713
Interest expense limitation	11,269	4,825
Deferred revenue	822	198
Other deferred assets	4,323	2,719

Total deferred tax assets	42,325	40,058
Deferred tax liabilities
MAF fund balance	177	—
Goodwill and intangible assets	150,459	113,550
Other deferred liabilities	3,044	2,908

Total deferred tax liabilities	153,680	116,458

Net deferred liabilities	$111,355	$76,400

As of December 28, 2019, the Company had federal operating loss carry forwards of $53 million (gross), which will begin to expire in 2032. State tax effected net operating loss carryforwards are $5 million (tax effected) for which portions begin to expire in 2020. Some of the federal net operating losses are subject to certain limitations under IRC Sect. 382, however, the Company believes that these losses are more likely than not to be utilized. As of December 28, 2019, the Company had Canada net operating loss carryforwards of $3 million (gross) for which portions of the operating loss carryforwards begin to expire in 2036. As of December 28, 2019, the Company had $258 million of goodwill that was deductible for tax purposes.

The Company has designated the undistributed earnings of its foreign operations as indefinitely reinvested and as a result the Company does not provide for deferred income taxes on the unremitted earnings of these subsidiaries. As of December 28, 2019, the determination of the amount of such unrecognized deferred tax liability is not practicable.

A reconciliation of the change in the accrual for unrecognized income tax benefits is as follows:

in thousands	December 28, 2019	December 29, 2018
Beginning Balance	$797	$797
Increases for current year tax positions	—	—
Increases (reductions) for prior year tax positions	(797)	—
Reduction for statute of limitations expiration	—	—
Reduction for settlements	—	—

Ending Balance	$—	$797

The Company recognizes interest and penalties associated with uncertain tax positions in the income tax expenses. As of December 28, 2019, the Company’s open tax years include fiscal years 2004 – 2019.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Note 9—Related-party Transactions

The Company has an advisory services agreement with Roark Capital Management, LLC (“Roark”), an affiliated entity, which provides that the Company pay an annual advisory services fee to the Roark, in the amount of $1 million and an additional fee based on earnings growth since inception, plus certain out-of-pocket expenses incurred by Roark. In 2019 and 2018, $2 million was paid to Roark.

During 2019, the Company paid a $163 million cash dividend to Driven Investor, LLC (parent to the company). $155 million was paid directly to Driven Investor, LLC through the closing of the Series 2019-1 debt transaction discussed in Note 7 and the remaining $8 million was paid out of the Company’s operating cash.

During 2018, the Company paid a $53 million cash dividend to Driven Investor, LLC. $45 million was paid through the closing of the Series 2018 debt transaction discussed in Note 7 and the remaining $8 million was paid out of the Company’s operating cash.

On June 8, 2015, the Company provided a loan of $750 thousand secured by a Promissory Note, which matures in July 2020 to an Executive of the Company in connection with that Executive’s purchase of 1,500 Units of Driven Investor LLC. Those units are pledged to Driven Brands, Inc. as security for repayment of the loan. The balance outstanding on the note were $690 thousand and $705 thousand as of December 28, 2019 and December 29, 2018, respectively.

Note 10—Employee Benefit Plans

The Company has a 401(k) plan that covers eligible employees as defined by the plan agreement. Employer contributions to the plan were less than $1 million in 2019 and 2018.

The Company has a rabbi trust to fund the obligations of its non-qualified deferred compensation plan for its executive level employees, which became effective as of January 1, 2018. The rabbi trust comprises various mutual fund investments selected by plan participants. The Company accounts for the mutual fund investment assets as trading securities, considering plan participants have the ability to direct the investments of any new or previously funded amounts. Therefore, the invested assets are reported at fair value with any subsequent changes in fair value recorded in the consolidated statement of operations. As such, offsetting changes in the asset values and defined contribution plan obligations would be recorded in earnings in the same period. The trust asset balances were $1 million and less than $1 million and the deferred compensation plan liability balances were $1 million and less than $1 million as of December 28, 2019 and December 29, 2018, respectively. The trust assets and liabilities are recorded within prepaid and other assets and accrued expenses and other liabilities, respectively, within the consolidated balance sheets.

Note 11—Equity Agreements and Incentive Equity Plan

On April 17, 2015, Driven Investor LLC entered into a limited liability company agreement (the Equity Plan). The Equity Plan, among other things, established the ownership of certain membership units in Driven Investor LLC and defined the distribution rights and allocations of profits and losses associated with those membership units. Additionally, the Equity Plan calls for certain restrictions regarding transfers of units, corporate governance and Board of Director representation.

In April 2015, Driven Investor LLC established certain profits interest units as part of the award agreements (the Award Agreements). The Award Agreements provide for grants of certain profits interest units to employees, directors or consultants of Driven Investor LLC and Subsidiaries. As of December 28, 2019, Driven Investor LLC had approximately 6,012 total Profits Interest Units reserved for issuance under the Equity Plan.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The Profits Interest Time Units become vested in five installments of 20% each on each of the first five anniversaries of the grant date or vesting date, if one exists; provided that the employee remains in continuous service on each vesting date. All outstanding Profits Interest Time Units shall vest immediately prior to the effective date of a change in control (as long as such change in control is consummated).

Profits Interest Performance Units will vest immediately prior to the effective date of a change in control (as long as such change in control is consummated). The percentage of vesting is based on achieving certain performance criteria. Vesting will not occur unless a minimum performance criteria threshold is achieved.

For both the Profits Interest Time Units and Profits Interest Performance, if the grantee’s continuous service terminates for any reason, the Grantee shall forfeit all right, title, and interest in and to any unvested units as of the date of such termination, unless the grantee’s continuous service period is terminated by the Company without cause within the six-month period prior to the date of consummation of the change in control. In addition, the grantee shall forfeit all right, title, and interest in and to any vested units if the grantee is terminated for cause, breaches any post-termination covenants, or for failing to execute any general release required to be executed. The Profits Interest Performance Units are also subject to certain performance criteria which may cause the units not to vest.

	Time Units	Weighted Average Grant Date Fair Value, per unit	Performance Units	Weighted Average Grant Date Fair Value, per unit
Outstanding as of December 30, 2017	13,255	$295	25,024	$221
Granted	2,721	1,430	5,427	858
Forfeited/Cancelled	(2,198)	413	(5,715)	258

Outstanding as of December 29, 2018	13,778	501	24,736	353

Granted	—	—
Forfeited/Cancelled	(197)	1,085	(100)	858

Outstanding as of December 28, 2019	13,581	$492	24,636	$351

The Company recognized $1 million in compensation expense for the Profits Interest Time Units in 2019 and 2018. The Company has unrecognized compensation expense of $3 million related to unvested time units which it will recognize over a weighted-average vesting period of two years. As of December 28, 2019, and December 29, 2018, no compensation expense for the Profits Interest Performance Units was recognized given that none of the performance criteria were met or probable.

The fair value of all incentive units granted was estimated using a Black-Scholes option pricing model using the following assumptions:

Incentive Units
Annual dividend yield	0.00%
Weighted average expected life (Years)	3.00
Risk-free interest rate	2.90%
Expected volatility	40.00%

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The expected term of the incentive units is based on evaluations of historical and expected future employee behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of several public entities that are similar to the Company as the Company does not have sufficient historical transactions of its own shares on which to base expected volatility. As of December 28, 2019, the Company does not intend to pay dividends or distributions in the future.

Note 12—Commitments and Contingencies

The Company and its subsidiaries have non-cancelable operating lease agreements for the rental of office space, company-operated shops, and office equipment. In addition, the Company’s subsidiaries enter into certain lease agreements with owners of real property in order to sublet the leased premises to its franchisees. The Company’s future minimum rental commitments under these operating leases with remaining terms in excess of one year and related sublease rentals are as follows:

in thousands	Operating Leases	Sublease Rentals
2020	$43,480	$8,140
2021	40,855	6,286
2022	40,149	5,409
2023	38,506	4,223
2024	35,655	1,907
Thereafter	236,767	6,773

Total	$435,412	$32,738

As of December 28, 2019, the Company’s subsidiaries had two capital lease arrangements for the rental of company-operated shops at a net book value of $2 million. The future minimum rental commitments under these capital lease arrangements are approximately $300 thousand for each of the next five years. The total future minimum rental commitments over the life of the arrangements are $5 million and approximately $3 million represents interest.

Total rental expense was $35 million and $30 million in 2019 and 2018, respectively. In 2019, $25 million of this expense is presented within company-operated store expenses, while $10 million is presented within selling, general, and administrative expenses in the consolidated statements of operations. In 2018, $19 million of this expense is presented within company-operated store expenses, while $11 million is presented within selling, general, and administrative expenses in the consolidated statements of operations. Additionally, the Company recognized $8 million and $9 million of sublease rental income received during the same periods, respectively, which is presented in other revenue in the consolidated statements of operations.

The Company’s subsidiaries are parties to operating leases and subleases that contain escalating rentals. As of December 28, 2019, a deferred rent liability of $6 million and a deferred rent asset of $1 million is recorded in order to recognize the related rent expense and income on a straight-line basis over the lease term. As of December 29, 2018, a deferred rent liability of $4 million and a deferred rent asset of $1 million is recorded in order to recognize the related rent expense and income on a straight-line basis over the lease term.

The Company had a supply agreement with a supplier to purchase automotive motor oil, lubricants, greases and fluids that expired in August 2018 and was not renegotiated. Under the agreement, the Company was required to purchase a certain minimum aggregate quarterly volume from the supplier or its assignees. If these

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

minimum purchase levels were met, the Company received quarterly rebates, or marketing support payments, for certain product categories based upon the actual volume in gallons. The agreement only provided for a minimum volume and did not require minimum payments. Earned rebates of $3 million were recorded as a reduction of costs of goods sold in 2018. The supplier settled all amounts owed to the Company as of December 28, 2019.

Legal actions incident to the ordinary course of business are pending against the Company or its subsidiaries. The Company does not expect that the ultimate costs to resolve these matters will have a material effect on the Company’s financial position, results of operations or cash flows.

Note 13—Earnings Per Share

The Company discloses two calculations of earnings per member unit (“EPS”): basic EPS and diluted EPS. The numerator in calculating common stock basic and diluted EPS is consolidated net income. The denominator in calculating common stock basic EPS is the weighted average shares outstanding. The denominator in calculating common stock diluted EPS includes the additional dilutive effect of outstanding stock options, unvested restricted stock grants and unvested performance-based restricted stock grants.

The computation of basic and diluted earnings per common share is as follows (in thousands, except share and per share amounts):

	2019	2018
Net income available to members—basic and diluted	$7,731	$7,062
Weighted average number of shares—basic and diluted	1,000	1,000
Earnings per share—basic and diluted	7,731	7,062

There were no potentially dilutive securities outstanding in 2019 and 2018.

Note 14—Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 26, 2020, the date the financial statements were available to be issued. All subsequent events requiring recognition and disclosure have been incorporated into these financial statements.

On February 7, 2020, the loan with an Executive of the Company secured by a Promissory Note (described in Note 8) was settled and extinguished.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout North America. COVID-19 has disrupted and continues to significantly disrupt local, regional and global economies and businesses. Because of potential operating restrictions and other consequences of the outbreak, it is likely there will be significant disruptions in customer demand, the supply chain for products and services, employee availability, and other aspects of operating our business for an indeterminate period. While the Company expects this matter to negatively impact the business in the near-term, the related financial impact cannot be reasonably estimated at this time. As a result, the Company is leveraging its balance sheet and has fully drawn the balance of its 2019-3 VFN.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—AS OF AND FOR THE  NINE MONTHS

ENDED SEPTEMBER 26, 2020 AND SEPTEMBER 28, 2019 (OR DECEMBER 28, 2019 FOR THE COMPARATIVE BALANCE SHEETS):

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Nine months ended
(in thousands, except share and per share amounts)	September 26, 2020	September 28, 2019
Revenue:
Franchise royalties and fees	$94,214	$86,885
Company-operated store sales	323,339	235,130
Independently-operated store sales	30,595	—
Advertising contributions	42,429	36,792
Supply and other revenue	125,115	58,766

Total revenue	615,692	417,573
Operating expenses:
Company-operated store expenses	202,333	160,076
Independently-operated store expenses	17,995	—
Advertising expenses	42,429	36,792
Supply and other expenses	70,167	34,987
Selling, general and administrative expenses	153,162	98,464
Acquisition costs	13,287	4,292
Store opening costs	1,921	2,859
Depreciation and amortization	32,656	15,228
Asset impairment charges	6,732	—

Total operating expenses	540,682	352,698

Operating income	75,010	64,875
Interest expense, net	64,973	39,823
Loss on debt extinguishment	673	—

Income before taxes	9,364	25,052
Income tax expense	6,109	6,717

Net income	3,255	18,335

Net income (loss) attributable to non-controlling interests	(34)	—

Net income attributable to Driven Brands Holdings Inc.	$3,289	$18,335

Earnings per share:
Basic and diluted	$3,029	$18,335
Weighted average shares outstanding
Basic and diluted	1,086	1,000

The accompanying notes are an integral part of these condensed consolidated financial statements

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Nine months ended
(in thousands)	September 26, 2020	September 29, 2019
Net income	$3,255	$18,335
Other comprehensive income (loss):
Foreign currency translation adjustment	(14,129)	460
Unrealized gains from cash flow hedges	551	—

Other comprehensive income (loss), net	(13,578)	460
Comprehensive loss attributable to non-controlling interests	(34)	—

Other comprehensive income (loss), net attributable to Driven Brands Holdings Inc.	(13,544)	460

Total comprehensive income (loss)	$(10,289)	$18,795

The accompanying notes are an integral part of these condensed consolidated financial statements

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	(Unaudited)
(in thousands)	September 26, 2020	December 28, 2019
Assets
Current assets:
Cash and cash equivalents	$184,356	$34,935
Accounts and notes receivable, net	88,291	74,131
Inventory	42,527	26,149
Prepaid and other assets	17,078	14,491
Income tax receivable	1,831	4,607
Advertising fund assets, restricted	32,472	31,011

Total current assets	366,555	185,324
Notes receivable, net	5,034	7,178
Property and equipment, net	899,507	134,381
Operating lease right-of-use assets	768,486	—
Deferred commissions	8,513	6,721
Intangibles, net	829,387	672,017
Goodwill	1,624,408	870,619

Total assets	$4,501,890	$1,876,240

Liabilities and shareholders’/members’ equity
Current liabilities:
Accounts payable	$79,906	$58,917
Accrued expenses and other liabilities	174,926	66,035
Current portion of long-term debt	21,045	13,050
Advertising fund liabilities	20,224	20,825

Total current liabilities	296,101	158,827
Long-term debt, net	2,077,047	1,301,913
Operating lease liabilities	715,974	—
Deferred tax liabilities	271,158	111,355
Deferred revenue	20,973	14,267
Accrued expenses and other long-term liabilities	35,766	—

Total liabilities	3,417,019	1,586,362
Shareholders’/members’ equity	1,092,959	284,788
Accumulated other comprehensive income (loss)	(9,918)	3,626

Total shareholders’/members’ equity attributable to Driven Brands Holdings Inc.	1,083,041	288,414

Non-controlling interests	1,830	1,464

Total shareholders’/members’ equity	1,084,871	289,878

Total liabilities and shareholders’/members’ equity	$4,501,890	$1,876,240

The accompanying notes are an integral part of these condensed consolidated financial statements

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’/MEMBERS’ EQUITY

(UNAUDITED)

			Nine months ended September 26, 2020
(in thousands)	Shareholders’/ Members’ equity	Accumulated other comprehensive (loss) income	Non-controlling interests	Total equity
Balance as of December 28, 2019	$284,788	$3,626	$1,464	$289,878
Cumulative effect of ASU 2016-02 adoption	(4,626)	—	—	(4,626)

Balance as of December 29, 2019	280,162	3,626	1,464	285,252

Net income	3,289	—	(34)	3,255
Equity-based compensation expense	508	—	—	508
Acquisition of subsidiary with non-controlling interest	—	—	400	400
Other comprehensive loss	—	(13,544)	—	(13,544)
Common stock issued in business combination	809,000	—	—	809,000

Balance as of September 26, 2020	$1,092,959	$(9,918)	$1,830	$1,084,871

			Nine months ended September 28, 2019
(in thousands)	Members’ equity	Accumulated other comprehensive (loss) income	Non-controlling interest	Total equity
Balance as of December 29, 2018	$438,787	$(1,100)	$—	$437,687

Net income	18,335	—	—	18,335
Equity-based compensation expense	897	—	—	897
Contributions	75	—	—	75
Dividend to Driven Investor, LLC	(163,000)	—	—	(163,000)
Other comprehensive income	—	460	—	460

Balance as of September 28, 2019	$295,094	$(640)	$—	$294,454

The accompanying notes are an integral part of these condensed consolidated financial statements

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine months ended
(in thousands)	September 26, 2020	September 28, 2019
Net income	$3,255	$18,335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,656	15,228
Noncash lease cost	26,254	—
Bad debt expense	4,829	947
Impairment and store closure costs	6,732	29
Amortization of deferred financing costs	5,281	2,555
Amortization of bond discount	1,895	—
Provision for deferred income taxes	(4,524)	5,605
Other, net	2,294	897
Changes in assets and liabilities:
Accounts and notes receivable, net	(12,349)	(21,447)
Inventory	(1,328)	(1,568)
Prepaid and other assets	1,755	(8,240)
Advertising fund assets and liabilities, restricted	(554)	6,930
Deferred commissions	(1,810)	(2,639)
Deferred revenue	3,438	3,440
Accounts payable	10,311	16,752
Accrued expenses and other liabilities	8,926	(4,370)
Income tax receivable	7,551	(1,394)
Operating lease liabilities	(28,157)	—

Cash provided by operating activities	66,455	31,060
Cash flows from investing activities:
Capital expenditures	(35,124)	(15,710)
Cash assumed in business acquisitions, net of cash paid	8,575	(134,591)

Cash used in investing activities	(26,549)	(150,301)
Cash flows from financing activities:
Payment of contingent consideration related to acquisitions	(2,783)	—
Payment of debt issuance cost	(12,639)	(12,122)
Proceeds from the issuance of long-term debt	175,000	575,000
Repayment of long-term debt	(11,619)	(7,725)
Proceeds from revolving lines of credit	152,101	9,972
Repayments of revolving lines of credit	(191,600)	—
Repayment of principal portion of finance lease liability	(731)	—
Distribution to Driven Investor, LLC	—	(163,000)
Contributions	—	75
Proceeds from failed sale-leaseback transactions	3,432	—

Cash provided by financing activities	111,161	402,200

Effect of exchange rate changes on cash	468	(263)

Net change in cash, cash equivalents and cash included in advertising fund assets, restricted	151,535	282,696

Cash and cash equivalents, beginning of period	34,935	37,530
Cash included in advertising fund assets, restricted, beginning of period	23,091	15,137

Cash, cash equivalents, and cash included in advertising fund assets, restricted, beginning of period	58,026	52,667

Cash and cash equivalents, end of period	184,356	320,279
Cash included in advertising fund assets, restricted, end of period	25,205	15,084

Cash, cash equivalents, and cash included in advertising fund assets, restricted, end of period	$209,561	$335,363

The accompanying notes are an integral part of these condensed consolidated financial statements

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Description of Business

Driven Brands Holdings Inc. and Subsidiaries (collectively referred to as the “Company”) is a Delaware corporation and is the parent holding company of Driven Brands, Inc. and Shine Holdco (UK) Limited (collectively, “Driven Brands”). The Company previously operated as RC Driven Holdings LLC, a Delaware limited liability company. On July 6, 2020, RC Driven Holdings LLC converted into a Delaware corporation pursuant to a statutory conversion, and changed its name to Driven Brands Holdings Inc. As part of our Corporate Conversion, our direct parent, Driven Investor LLC, received all of our common stock in exchange for our equity interests.

Driven Brands is a large and diversified automotive services company in North America with a highly-franchised base of more than 4,100 franchised, independently-operated, and company-operated across 49 U.S. states and 14 international countries. The Company has a portfolio of highly recognized brands that compete in the automotive services industry. Our scaled, diversified platform fulfills an extensive range of core consumer and commercial automotive needs, including paint, collision, glass, vehicle repair, oil change and, maintenance and car wash. Driven Brands provides a breadth of high-quality and high-frequency services to a wide range of customers, who rely on their cars in all economic environments to get to work and in many other aspects of their daily lives. Approximately 83% of the Company’s locations are franchised or independently-operated.

Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, these interim financial statements do not include all information and footnotes required under U.S GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results of operations, balance sheet, cash flows, and members’ equity for the periods presented have been reflected. They include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company maintains its financial records on the basis of a 52 or 53-week fiscal year ending on the last Saturday of December each year. The fiscal year ending December 26, 2020 is a 52 week fiscal year. The nine months ended September 26, 2020 and September 28, 2019 were both 39-week periods. During the current year, the Company acquired International Car Wash Group (“ICWG”), which is currently consolidated based on a calendar month end that ended on September 30, 2020. See Note 2 for additional discussion regarding the acquisition of ICWG.

The condensed consolidated balance sheet as of December 28, 2019 has been derived from the audited financial statements at that date. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 28, 2019.

The operating results for the interim periods are not necessarily indicative of results for the full year, particularly in light of the novel coronavirus (“COVID-19”) pandemic and its effects on the domestic and global

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

economies. Additionally, the full impact of COVID-19 is unknown and cannot be reasonably estimated. However, the Company has made appropriate accounting estimates based on the facts and circumstances available as of the reporting date. To the extent there are differences between these estimates and actual results, our consolidated financial statements may be materially affected. Actions taken by management in response to the pandemic, including reductions in workforce, have not had a material impact on these financial statements.

Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 1, “Description of Business and Summary of Significant Accounting Policies,” to the consolidated financial statements for the year ended December 28, 2019. There have been no material changes to the significant accounting policies during the nine months ended September 26, 2020 other than those noted below.

Leases

This update to our accounting policy resulted from our adoption of Accounting Standards Update (ASU) 2016-02 on September 26, 2020, which was retroactively applied as of the first day of fiscal year 2020, as further described within the section below titled Recently Adopted Accounting Standards. At contract inception, the Company determines whether the contract is or contains a lease based on the terms and conditions of the contract. Lease contracts are recognized on our Condensed Consolidated Balance Sheet as right-of-use (ROU) assets and lease liabilities; however, the Company has elected not to recognize ROU assets and lease liabilities on leases with terms of one year or less. Lease liabilities and their corresponding ROU assets are recorded based on the present value of the future lease payments over the expected lease term. As the Company’s leases do not provide enough information to determine the implicit interest rate in the agreements, the Company uses its incremental borrowing rate in calculating the lease liability. The Company determines its incremental borrowing rate for each lease by reference to yield rates on collateralized debt issuances by companies of a similar credit rating as the Company, with adjustments for differences in years to maturity and implied company-specific credit spreads. The ROU asset also includes initial direct costs paid less lease incentives received from the lessor. Our lease contracts are generally classified as operating and, as a result, the Company recognizes a single lease cost within operating expenses on the income statement on a straight-line basis over the lease term. The Company also records lease income for subleases of franchise stores to certain franchisees. Lease income from sublease rentals are recognized on a straight-line basis over the lease term.

Revenue Recognition

With the acquisition of Shine Holdco (UK) Limited, as further described in Note 2, the Company recognizes revenue from car washes and sale of individual cleaning items at the time of service. Customers also have the ability to purchase car wash club memberships that provide for unlimited washes for the duration of the membership. The Company recognizes revenue from these membership programs on a straight-line basis over the membership term. The Company also sells gift cards. Sales proceeds are initially recognized as a contract liability and the liability is reduced and revenue is recognized when the gift card subsequently is redeemed for services. Breakage on unredeemed gift card balances is estimated and recognized as revenue using the proportional method based on historical redemption patterns. Revenue from independently-operated stores, which include our international locations outside North America whereby a third-party is responsible for site-level labor, are recorded in independently-operated store revenue, while the revenue from all other sources is recorded in Company-operated store sales in the condensed consolidated statement of income.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Advertising Contributions and Expenses

The Company recognizes revenue related to advertising fund contributions in accordance with U.S GAAP, as the underlying sales occur or on a scheduled basis for franchisees on a fixed arrangement. Advertising revenue and costs are recognized on a gross basis. In the event an advertising fund’s contributions exceed related advertising fund expenditures in a period (a “surplus”), advertising fund expenditures are accrued up to the amount of contributions and an accrued liability is recognized in the consolidated balance sheet. At the end of the fiscal year, any cumulative advertising fund deficit will be recognized in the income statement, as to not defer those costs past the end of the fiscal year. The advertising funds are not expected to generate a profit or loss in the long term. As such, on an interim basis, the Company’s policy is to record a true-up by accruing or deferring advertising expenses for a surplus and deficit, respectively, such that it equals contributions and there is no impact to net income on an interim basis.

Intangible Assets Including Goodwill

Intangible assets represent trademarks, franchise agreements, license agreements, membership agreements, customer relationships, developed technology, favorable lease assets, and unfavorable lease liabilities. Indefinite lived intangibles are tested for impairment on an annual basis, or more frequently, if an event or circumstances indicate it is more-likely-than-not an impairment loss has occurred. Amortizable intangible assets are tested for impairment if events occur that suggest the assets might not be recoverable. In response to the COVID-19 pandemic, management determined that it was not more likely than not the fair value of any reporting unit was less than its carrying value. As a result of this assessment, management concluded it was not necessary to perform a quantitative goodwill impairment test during the nine months ended September 26, 2020.

Unrelated to the COVID-19 outbreak, the Company elected to discontinue the use of the Pro Oil tradename and, as a result, recognized a $3 million impairment charge during the nine months ended September 26, 2020. There were no impairment charges associated with the impacted locations and these locations were rebranded under the Take 5 tradename.

Fair Value of Financial Instruments

Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. Observable market data, when available, is required to be used in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Financial liabilities measured at fair value on a recurring basis as of September 26, 2020 are summarized as follows:

(in thousands)	Significant other observable inputs (Level 2)	Total
Derivative financial instruments	$11,783	$11,783

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The carrying value and estimated fair value of total long-term debt were as follows:

	September 26, 2020		December 28, 2019
(in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Long-term debt	$2,098,092	$2,123,137	$1,314,963	$1,372,244

Accumulated Other Comprehensive Income (Loss)

The following tables present changes, net of tax, in each component of accumulated other comprehensive income (loss).

	Nine months ended September 26, 2020
(in thousands)	Foreign currency translation adjustment	Cash flow hedges	Accumulated other comprehensive income (loss)
Balance at December 28, 2019	$3,626	$—	$3,626

Net change	(14,095)	551	(13,544)

Balance at September 26, 2020	$(10,469)	$551	$(9,918)

	Nine months ended September 28, 2019
(in thousands)	Foreign currency translation adjustment	Accumulated other comprehensive income (loss)
Balance at December 29, 2018	$(1,100)	$(1,100)

Net change	460	460

Balance at September 28, 2019	$(640)	$(640)

Recently Adopted Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02. The amendments in this update primarily replace the existing accounting requirements for operating leases for lessees. Lessee accounting requirements for finance leases (previously referred to as capital leases) and lessor accounting requirements for operating leases and sales type and direct financing leases are largely unchanged. The amendments require the lessee in an operating lease to record a balance sheet gross-up upon lease commencement by recognizing a ROU asset and lease liability equal to the present value of the lease payments. The ROU asset and lease liability should be derecognized in a manner that effectively yield a straight-line lease expense over the lease term. In addition to the changes to the lessee operating lease accounting requirements, the amendments also change the types of costs that can be capitalized related to a lease agreement for both lessees and lessors. The amendments also require additional disclosures for all lease types for both lessees and lessors. The FASB issued additional ASUs to clarify the guidance and provide certain practical expedients and an additional transition option.

The Company adopted ASU 2016-02 and the subsequent ASUs that modified ASU 2016-02 (collectively, the amendments) during the nine months ended September 29, 2020 and retroactively adopted the amendments

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

as of December 29, 2019. The Company elected not to adjust prior period comparative information and will continue to disclose prior period financial information in accordance with the previous lease accounting guidance. The Company has elected certain practical expedients permitted within the amendments that allow us to not reassess (i) current lease classifications, (ii) whether existing contracts meet the definition of a lease under the amendments to the lease guidance, and (iii) whether current initial direct costs meet the new criteria for capitalization, for all existing leases as of the adoption date. The Company made an accounting policy election to calculate the impact of adoption using the remaining minimum lease payments and remaining lease term for each contract that was identified as a lease, discounted at our incremental borrowing rate as of the adoption date. The adoption of the amendments resulted in a ROU asset of approximately $324 million primarily from operating leases, a $5 million reduction to retained earnings, net of taxes, and a lease liability of approximately $330 million. The remaining $1 million related to the derecognition of certain liabilities and assets that had been recorded in accordance with U.S. GAAP that had been applied prior to the adoption of the amendments.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The FASB has subsequently issued additional ASUs intended to clarify guidance and provide implementation support. ASU 2016-13 must be applied using a modified retrospective approach with a cumulative-effect adjustment through retained earnings as of the beginning of the fiscal year upon adoption. In accordance with effective adoption dates for private company and emerging growth companies, ASU 2016-13 is effective for private companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is evaluating the impact of adopting this new accounting guidance.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedient and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In response to the concerns about structural risks of interbank offered rates and, particularly, the risk of cessation of the London Interbank Offered Rate (“LIBOR”), regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. The ASU provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. This guidance is effective immediately and the amendments may be applied prospectively through December 31, 2022. The Company is evaluating the impact of adopting this new accounting guidance.

Note 2—Business Combinations

The Company strategically acquires companies in order to increase its footprint and offer products and services that diversify its existing offerings. These acquisitions are accounted for as business combinations using the acquisition method, whereby the purchase price is allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the date of the acquisition.

Acquisition of International Car Wash Group

On August 3, 2020, the Company acquired 100% of the outstanding equity of Shine Holdco (UK) Limited, the holding company of ICWG, to expand on its service offerings by entering into the car wash business. Under

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

the merger agreement, ICWG’s shareholders received 217,980 Class A common units of Driven Investor LLC, the Company’s sole shareholder. Driven Investor LLC contributed ICWG to the Company in exchange for 430 shares of the Company’s common stock. As a result of the ICWG Acquisition, the Company has expanded its service offerings by entering into the car wash business.

The acquisition of ICWG resulted in the Company acquiring 741 independently-operated and 199 company-operated car wash centers in 14 countries across Europe, the United States, and Australia. The operating results from ICWG are included in the Car Wash segment. Approximately $191 million of the goodwill associated with this acquisition is deductible for income tax purposes. All goodwill related to this acquisition was allocated to the Car Wash reporting unit.

The Company incurred $3 million of transaction-related expenses as a result of this transaction, which were recorded as operating expenses during the nine months ended September 26, 2020. Intangible assets acquired from ICWG include trademarks and patents, some of which have an indefinite useful life. Certain trademarks were given a weighted-average useful life of 18 months due to our plans to discontinue use of the trademark.

A preliminary estimate of assets acquired and liabilities assumed from ICWG is as follows:

(in thousands, except shares)	August 3, 2020
Assets:
Cash	$37,011
Accounts and notes receivable	8,158
Inventory	14,935
Fixed assets	749,171
Operating lease right-of-use assets	475,435
Definite-lived intangibles	6,040
Indefinite-lived intangibles	168,280
Other assets	3,782

Total assets acquired	1,462,812

Liabilities:
Accounts payable	91,220
Long-term debt	651,098
Deferred income tax liability	163,214
Operating lease liabilities	446,226
Derivative liabilities	12,714
Other liabilities	27,205

Total liabilities assumed	1,391,677

Net assets acquired	71,135
Non-controlling interest acquired	400
Total consideration paid (430 common shares)	809,000

Goodwill	$738,265

The fair value of the equity consideration was determined based on an estimated enterprise value using a market approach as of the purchase date, reduced by borrowings assumed.

The following table presents financial information regarding ICWG operations included in our condensed consolidated statements of income from the date of acquisition through September 26, 2020 under the column

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

“Actual from acquisition date.” The following table also presents unaudited supplemental pro-forma information as if the acquisition of ICWG had occurred on December 29, 2019 under the “Pro-forma” columns. In addition, the following table presents supplemental unaudited pro-forma information as if the acquisition of ICWG, Clairus, and ATI had occurred on December 30, 2018 under the “Pro-forma” columns. The pro-forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired ICWG, Clairus, and ATI at the beginning of 2019. Cost savings are also not reflected in the unaudited pro-forma amounts for the nine months ended September 26, 2020 and September 28, 2019, respectively.

	Actual from acquisition date	Pro-forma for nine months ended
(in thousands)		September 26, 2020	September 28, 2019
Revenue	$59,185	$815,978	$756,305
Net income (loss) attributable to Driven Brands Holdings Inc.	(5,932)	40,976	16,136

On April 20, 2020, the Company acquired 100% of the outstanding equity of Fix Auto USA (“Fix Auto”), a franchisor and operator of collision repair centers, for $29 million, net of cash received of approximately $2 million. This acquisition resulted in the Company acquiring 150 franchised locations and 10 company-operated locations and increases the Company’s collision services footprint. All goodwill related to this acquisition was allocated to the Paint, Collision, and Glass reporting unit. None of the goodwill associated with this acquisition is deductible for income tax purposes.

A preliminary estimate of assets acquired and liabilities assumed from Fix Auto is as follows:

(in thousands)	April 20, 2020
Assets:
Cash	$2,020
Accounts and notes receivable, net	2,317
Inventory	414
Prepaid and other assets	293
Operating lease right-of-use assets	7,520
Fixed assets	1,023
Definite-lived intangibles	15,200

Assets acquired	28,787

Liabilities:
Accounts payable	1,835
Accrued expenses and other liabilities	2,769
Operating lease liability	7,520
Income taxes payable	673
Deferred income tax liability	3,770

Liabilities assumed	16,567

Net assets acquired	12,220
Total consideration	31,460

Goodwill	$19,240

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

A summary of total consideration for Fix Auto is as follows:

(in thousands)
Cash	$28,517
Fair value of contingent consideration	2,943

Total consideration	$31,460

Intangible assets acquired from Fix Auto include franchise agreements with a weighted-average useful life of 12.5 years and a license agreement that has an estimated useful life of seven years.

The purchase agreement for Fix Auto includes potential earnout payments of up to $10 million based on adjusted EBITDA results for fiscal year 2020 and up to $15 million for adjusted EBITDA results for fiscal year 2021. The Company has included the fair value of these contingent payments in accrued expenses and other liabilities as of September 26, 2020.

The Company incurred $2 million of transaction-related expenses as a result of this transaction, which were recorded as operating expenses during the nine months ended September 26, 2020.

Other Acquisitions

On November 14, 2019, the Company acquired a controlling financial interest of the Clairus Group (“Clairus”) for $214 million, net of cash of approximately $5 million, to enter into the glass services business (“Clairus Acquisition”). The Clairus Acquisition resulted in the Company acquiring 35 company-operated locations, 205 franchise locations, and 22 distribution centers. Clairus has one business unit that is included in the Paint, Collision & Glass segment (“Uniban”) and one business unit that is included in the Platform Services segment (“PH Vitres D’Autos”).

On November 5, 2019, the Company acquired 100% of the outstanding equity of Automotive Training Institute, Inc. (“ATI”) for $52 million, net of cash of approximately $1 million, to enter into the automotive training services business (“ATI Acquisition”). The ATI Acquisition was treated as an asset transaction for tax purposes.

On October 1, 2019, the Company acquired 100% of the outstanding equity of ABRA Auto Body & Glass GP LLC, ABRA Auto Body & Glass LP, and ABRA Automotive Systems LP (collectively, “ABRA Group”) for $53 million to increase the Company’s collision services footprint (“ABRA Acquisition”). The ABRA Acquisition was treated as an asset transaction for tax purposes. The ABRA Acquisition resulted in the Company acquiring 55 franchise locations.

On March 1, 2019, the Company acquired 100% of the outstanding equity of Ontario Auto Collision (Mountain) Limited and Ontario Auto Collision Limited (collectively, “Carstar Stores”) for $23 million as part of an asset purchase transaction to increase its company-operated collision services footprint (“Carstar Acquisition”). Included in the purchase consideration was $2 million related to a contingent earnout payment to the previous owners, which is also included in accrued expenses and other liabilities as of December 28, 2019. The contingency was fully paid out in the nine months ended September 26, 2020.

During 2019, the Company completed eight additional business acquisitions, each individually immaterial, which represent tuck-in acquisitions within the Company’s Maintenance segment (“Other Maintenance Acquisitions”). In connection with one of these acquisitions, the Company purchased real property, and subsequently sold the real property to independent third-parties at the fair value price paid by the Company. This real property was leased back, resulting in no gain or loss on the sale-leaseback transaction. The lease

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

commitment related to this sale-leaseback transaction is approximately $2 million per year, for a total commitment of $46 million. Included in the purchase consideration was $1 million related to a contingent earnout payment due to the previous owners, as well as an additional $1 million of contingent consideration to be paid upon construction of one location. The Company paid these amounts during the nine months ended September 26, 2020. Aggregate consideration paid for these acquisitions, net of cash acquired, was approximately $117 million, and each acquisition was treated as an asset transaction for tax purposes.

A summary of assets acquired and liabilities assumed during fiscal year 2019 are as follows:

(in thousands)	ATI	Clairus	ABRA Group	Carstar	Other Maintenance	Total Purchase Price Allocation for Acquisitions
Assets acquired
Accounts and notes receivable, net	$8,078	$22,949	$648	$—	$509	$32,184
Prepaid and other assets	320	695	—	—	—	1,015
Income tax receivable	—	3,227	—	—	—	3,227
Inventory	—	9,880	—	108	2,539	12,527
Property and equipment, net	262	6,241	1,645	525	6,980	15,653
Intangibles	18,200	120,261	38,000	—	—	176,461

Total identifiable assets	26,860	163,253	40,293	633	10,028	241,067
Goodwill	36,157	103,516	12,440	21,927	109,268	283,308

Total assets acquired	63,017	266,769	52,733	22,560	119,296	524,375
Liabilities assumed:
Accrued expenses and other liabilities	7,038	7,622	202	—	2,409	17,271
Accounts payable	722	13,181	76	—	—	13,979
Deferred tax liabilities	—	31,009	—	—	—	31,009
Deferred franchise revenue	3,291	—	—	—	—	3,291

Total liabilities assumed	11,051	51,812	278	—	2,409	65,550
Non-controlling interest	—	1,445	—	—	—	1,445

Purchase consideration, net	$51,966	$213,512	$52,455	$22,560	$116,887	$457,380

Transaction costs (approx.)	1,000	3,000	1,000	1,000	6,000	12,000
Reportable segment (s)	Platform Services & Distribution	Paint, Collison & Glass and Platform Services & Distribution	Paint, Collison & Glass	Paint, Collison & Glass	Maintenance

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The Company updated its purchase accounting estimates during the nine months ended September 26, 2020 for the above noted acquisitions and, as a result, recorded $0.3 million of additional goodwill related to the acquisition of ATI. Additionally, the Company recorded $3 million of additional goodwill related to the acquisition of Clairus due to an update to the fair value of certain intangible assets.

Note 3—Accounts and Notes Receivable, net

The accounts and notes receivable, net balance on the consolidated balance sheets are amounts primarily related to customers, vendors and franchisees. As of September 26, 2020 and December 28, 2019, the gross amount of current accounts and notes receivable were $101 million and $86 million, respectively. The current allowance for doubtful accounts for these periods were $13 million and $12 million, respectively. As of September 26, 2020 and December 28, 2019, the gross amount of non-current notes receivable was $7 million and $10 million, respectively. The non-current allowance for doubtful accounts for these periods were $2 million and $3 million, respectively.

Note 4—Revenue from Contracts with Customers

Contract Balances

The Company records contract assets for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year and if such costs are material. Commission expenses, a primary cost associated with the sale of franchise licenses, are amortized to selling, general and administrative expenses in the condensed consolidated statements of income ratably over the life of the associated franchise agreement.

Capitalized costs to obtain a contract as of September 26, 2020 and December 28, 2019 were $9 million and $7 million, respectively, and were presented within deferred commissions on the condensed consolidated balance sheets. The Company amortized less than $1 million in costs associated with the sale of the licenses in the nine months ended September 26, 2020 and September 28, 2019, respectively.

The Company generally records a contract liability when cash is provided for a contract with a customer and the Company has not yet performed its obligation. The Company has contract liabilities of $21 million and $14 million as of September 26, 2020 and December 28, 2019, respectively, which are presented within deferred revenue on the condensed consolidated balance sheets.

The Company amortized less than $1 million in initial license and development fees in the nine months ended September 26, 2020 and September 28, 2019, respectively. The Company also amortized less than $1 million in upfront payments on shop owner consulting contracts in the nine months ended September 26, 2020 and September 28, 2019, respectively. Initial license and development fees are included in franchise royalties and fees in the condensed consolidated statements of income. Shop owner consulting contract revenue is included in supply and other revenues in the condensed consolidated statement of income.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Note 5—Long-term Debt

Our long-term debt obligations consist of the following:

(in thousands)	September 26, 2020	December 28, 2019
Series 2020-1 Securitization Senior Notes, Class A-2	$174,563	$—
Series 2019-1 Securitization Senior Notes, Class A-2	294,750	297,000
Series 2019-2 Securitization Senior Notes, Class A-2	272,250	274,312
Series 2018-1 Securitization Senior Notes, Class A-2	268,125	270,188
Series 2016-1 Securitization Senior Notes, Class A-2	43,088	43,425
Series 2015-1 Securitization Senior Notes, Class A-2	389,500	392,575
Series 2019-3 Variable Funding Securitization Senior Notes, Class A-1	—	59,499
First Lien Term Loan, net of discount	499,599	—
Second Lien Term Loan, net of discount	156,392	—
Revolving Credit Facility	20,000	—
Other debt(1)	9,141	—

Total debt	2,127,408	1,336,999
Less: debt issuance costs	(29,316)	(22,036)
Less: current portion of long-term debt	(21,045)	(13,050)

Total long-term debt, net	$2,077,047	$1,301,913

(1)	Amount primarily consists of finance lease obligations.

As part of the ICWG acquisition, the Company assumed $532 million of First Lien Term Loan debt. The First Lien Term Loan debt matures on October 3, 2024 and interest is charged at 3.25% plus one-month LIBOR and is payable at either one-, two-, three- or six-monthly intervals. The loan is subject to quarterly repayments of 0.25% of the original principal. As of September 26, 2020 the interest rate on this loan was 4.25%. The Company recorded this loan at fair value upon the acquisition of ICWG and, as of September 26, 2020, there was $31 million of unamortized discount related to this loan.

As part of the ICWG acquisition, the Company also assumed $175 million of Second Lien Term Loan debt. The Second Lien Term Loan debt matures on October 3, 2025 and interest is charged at 7.50% plus one-month LIBOR and is payable at either one-, two-, three- or six-monthly intervals. As of September 26, 2020 the interest rate on this loan was 8.50%. The Company recorded this loan at fair value upon the acquisition of ICWG and, as of September 26, 2020, there was $19 million of unamortized discount related to this loan.

The Company also assumed a first lien revolving credit facility from ICWG with an aggregate principal amount of up to $75 million, maturing on October 3, 2022, including a letter of credit sub-facility, a swingline loan sub-facility and an ancillary sub-facility. As of September 26, 2020 the interest rate on this credit facility was 3.65%.

On July 6, 2020, Driven Brands Funding, LLC (the “Master Issuer”) and Driven Brands Canada Funding Corporation (the “Canadian Co-Issuer”, and together with the Master Issuer, the “Master Co-Issuers”), each wholly owned indirect subsidiaries of the Company, issued $175 million 2020-1 Securitization Senior Notes. The 2020-1 Securitization Senior Notes have a final legal maturity date of July 20, 2050; however, they have an anticipated repayment date of July 20, 2027, with accrued interest paid quarterly. The 2020-1 Securitization Senior Notes are secured by substantially all assets of the Master Co-Issuers and are guaranteed by the Canadian

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Co-Issuer and various subsidiaries of the Canadian Co-Issuer. The Company capitalized $11 million of debt issuance costs related to the 2020-1 Securitization Senior Notes.

On April 24, 2020, the Company entered into a bridge loan with a financial institution in the amount of $40 million, which was used to help finance 2020 acquisitions. The interest rate was based on the London Interbank Offering Rate (LIBOR) plus an applicable margin. The Company capitalized $1 million of debt issuance costs related to the bridge loan. The bridge loan was subsequently paid in full and approximately $1 million of debt issuance costs were written off to loss on debt extinguishment.

The Company’s debt agreements are subject to certain quantitative and qualitative covenants. As of September 26, 2020, the Company and the Master Issuer were in compliance with all covenants.

Note 6 —Segment Information

Prior to the acquisition of ICWG, the Company’s worldwide operations were comprised of the following reportable segments: Maintenance; Paint, Collision & Glass and Platform Services. Upon the acquisition of ICWG in August 2020, the Company determined an additional reportable segment (Car Wash) was necessary for the newly acquired business.

Corporate and Other incurs costs related to the advertising revenues and expenses and shared service costs, which are related to finance, IT, human resources, legal, supply chain and other support services. Corporate and Other activity includes the adjustments necessary to eliminate intercompany transactions, namely sales by the Platform Services segment to the Paint, Collision, & Glass and Maintenance segments, respectively.

Segment results for the nine months ended September 26, 2020 and September 28, 2019 are as follows:

	Nine months ended September 26, 2020
(in thousands)	Maintenance	Car Wash	Paint, Collision & Glass	Platform Services	Corporate and Other	Total
Franchise fees and royalties	$21,028	$—	$52,220	$21,377	$(411)	$94,214
Company-operated store sales	268,267	28,586	21,613	5,020	(147)	323,339
Independently-operated store sales	—	30,595	—	—	—	30,595
Advertising	—	—	—	—	42,429	42,429
Supply and other	16,552	4	47,287	80,184	(18,912)	125,115

Total revenue	$305,847	$59,185	$121,120	$106,581	$22,959	$615,692

Segment Adjusted EBITDA	$82,579	$17,739	$50,119	$36,740	$(45,722)	$141,455

	Nine months ended September 28, 2019
(in thousands)	Maintenance	Car Wash	Paint, Collision & Glass	Platform Services	Corporate and Other	Total
Franchise fees and royalties	$23,678	$—	$42,888	$20,319	$—	$86,885
Company-operated store sales	224,237	—	7,173	3,720	—	235,130
Advertising	—	—	—	—	36,792	36,792
Supply and other	9,177	—	46,713	13,595	(10,719)	58,766

Total revenue	$257,092	$—	$96,774	$37,634	$26,073	$417,573

Segment Adjusted EBITDA	$62,390	$—	$45,372	$19,422	$(29,375)	$97,809

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

The reconciliations of Segment Adjusted EBITDA to income before taxes for the nine months ended September 26, 2020 and September 28, 2019 are as follows:

	Nine months ended
(in thousands)	September 26, 2020	September 28, 2019
Segment Adjusted EBITDA	$141,455	$97,809
Acquisition related costs(a)	13,287	4,292
Non-core items and project costs, net(b)	(926)	5,385
Store opening costs	1,921	2,859
Sponsor management fees(c)	5,357	1,958
Straight-line rent adjustment(d)	3,124	2,315
Equity-based compensation expense(e)	508	897
Foreign currency transaction loss(f)	55	—
Bad debt expense(g)	2,842	—
Asset impairment charges and closed store expenses(h)	7,621	—
Loss on debt extinguishment(i)	673	—
Depreciation and amortization	32,656	15,228
Interest expense, net	64,973	39,823

Income before taxes	$9,364	$25,052

(a)

Consists of acquisition costs as reflected within the condensed consolidated statements of income, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. The Company expects to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

(b)

Consists of discrete items and project costs, including i) wage subsidies received directly attributable to the COVID-19 pandemic, and (ii) other miscellaneous expenses, including non-capitalizable expenses relating to the Company’s initial public offering and other strategic transactions.

(c)	Includes management fees paid to Roark Capital Management, LLC.
(d)	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under U.S. GAAP exceeds or is less than our cash rent payments.
(e)	Represents non-cash equity-based compensation expense.
(f)	Represents foreign currency transaction gains and losses primarily related to the remeasurement of our intercompany loans and gain on remeasurement of cross currency swaps.
(g)	Represents bad debt related to customer that declared bankruptcy due to COVID-19 pandemic.
(h)

Represents non-cash charges incurred related to the discontinuation of the use of the Pro Oil trade name, as well as impairment of certain fixed assets, and lease exit costs and other costs associated with stores that were closed prior to their respective lease termination dates.

(i)	Represents charges incurred related to the Company’s repayment of a bridge loan which was used to help finance the 2020 acquisitions.

No asset information has been provided for these reportable segments as the Chief Operating Decision Maker does not regularly review asset information by reportable segment.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Note 7—Leases

The Company’s lease and sublease portfolio primarily consists of the real property leases related to franchisee service centers and company-operated service center locations, as well as office space and various vehicle and equipment leases. Leases for real property generally have terms ranging from 10 to 40 years, with most having one or more five-year renewal options. The Company does not include option periods in its determination of the lease term unless renewals are deemed reasonably certain to be exercised. Equipment and vehicle leases generally have terms ranging from one to five years. The Company’s portfolio of leases does not contain any material residual value guarantees or restrictive covenants.

Our property lease agreements contain a lease component, which includes the right to use the real estate, and non-lease components, which include utilities and common area maintenance services. Lease components are accounted for under the ASC Topic on Leases, while non-lease components are accounted for under other GAAP Topics. The Company elected the practical expedient to account for the lease and non-lease components for property leases as a single lease component. Additional variable rent payments made during the lease term are not based on a rate or index and are excluded from the calculation of lease liabilities and are recognized as a component of variable lease expense as incurred. The Company’s vehicle and equipment leases are comprised of a single lease component.

Finance lease right-of-use assets are depreciated on a straight-line basis over the lesser of the useful life of the leased asset or lease term. Finance lease liabilities are recognized using the effective interest method, with interest determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. Interest associated with finance lease liabilities is recognized in Interest expense on the condensed consolidated statement of income and is included in changes in accrued liabilities in the condensed consolidated statement of cash flows. The principal portion of finance lease liabilities is included in principal portion of finance leases in the condensed consolidated statement of cash flows.

The following table details our total investment in operating and finance leases where the Company is the lessee.

(in thousands)	September 26, 2020	December 29, 2019(a)
Right-of-use assets
Finance leases (b)	$9,840	$5,586
Operating leases	768,486	318,885

Total right-of-use assets	$778,326	$324,471

Current lease liabilities
Finance leases (c)	$662	$404
Operating leases (d)	58,942	30,091

Total current lease liabilities	$59,604	$30,495

Long-term lease liabilities
Finance leases (e)	$7,266	$5,184
Operating leases	715,974	294,040

Total long-term lease liabilities	$723,240	$299,224

(a)	Adoption date of ASC 842.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

(b)	Finance lease right-of-use assets are included in property and equipment, net on the condensed consolidated balance sheet.
(c)	Current finance lease liabilities are included in current portion of long-term debt on the condensed consolidated balance sheet.
(d)	Current operating lease liabilities are included in accrued expenses and other liabilities on the condensed consolidated balance sheet.
(e)	Long-term finance lease liabilities are included in long-term debt on the condensed consolidated balance sheet.

The lease cost for operating and finance leases recognized in the accompanying unaudited condensed consolidated statement of income for the nine months ended September 26, 2020 were as follows:

(in thousands)
Finance lease expense:
Amortization of right-of-use assets	$565
Interest on lease liabilities	375
Operating lease expense	46,180
Short-term lease expense	818
Variable lease expense	492
Sublease income	(5,410)

Total lease expense, net	$43,020

The weighted average remaining lease term as of September 26, 2020 was 11.9 years for finance leases and 14.6 years for operating leases. The weighted average discount rate as of September 26, 2020 was 6.19% for finance leases and 4.83% for operating leases.

Supplemental cash flow information related to the Company’s lease arrangements for the nine months ended September 26, 2020 was as follows:

(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$40,898
Operating cash flows from finance leases	360
Financing cash flows from finance leases	197
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	855,308
Finance leases	12,808

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

As of September 26, 2020, future minimum lease payments under noncancellable leases were as follows:

(in thousands)	Finance	Operating	Receipts from subleases
Remainder of 2020	$516	$26,682	$1,976
2021	2,221	102,255	6,916
2022	2,001	95,597	5,957
2023	1,728	90,358	4,718
2024	1,555	84,523	2,057
Thereafter	12,474	814,668	7,105

Total undiscounted cash flows	20,495	1,214,083	$28,729

Less: Present value discount	12,567	439,167
Less: Current lease liabilities	662	58,942

Long-term lease liabilities	$7,266	$715,974

Future minimum rental payments required under noncancelable operating leases as of December 28, 2019, prior to the date of adoption and as defined by the previous lease accounting guidance, and related sublease rentals were as follows:

(in thousands)	Operating	Subleases Rentals
2020	$43,480	$8,140
2021	40,855	6,286
2022	40,149	5,409
2023	38,506	4,223
2024	35,655	1,907
Thereafter	236,767	6,773

Total minimum lease payments	$435,412	$32,738

Note 8—Derivatives

The Company utilizes derivative financial instruments primarily to hedge its exposure to changes in interest rates and movements in foreign currency exchange rates. All derivative financial instruments are recorded on the balance sheet at their respective fair values. The Company does not use financial instruments or derivatives for any trading or other speculative purposes.

Derivatives Designated as Cash Flow Hedges of Interest Rate Risk

The Company has variable rate senior funding which creates exposure to variability in interest payments due to changes in interest rates. The Company is party to three interest rate swap transactions with a total notional amount of $300 million. The interest rate swaps were designated as a hedge against the changes in cash flows attributable to changes in one-month LIBOR, the benchmark interest rate being hedged, associated with interest payments made on the first $300 million of the Company’s First and Second Lien Term Loans, respectively. See footnote 5 for additional details on the Company’s debt agreements. The termination date of the swap agreements is May 7, 2023.

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

Derivatives Not Designated as Hedges

As part of the acquisition of ICWG, the Company assumed three cross-currency interest rate swap agreements to mitigate the interest rate risk and exchange rate risk associated with the variable interest, USD-denominated senior loans raised by ICWG. The cross-currency interest rate swaps have a total notional amount of $235 million and terminate on October 3, 2021. Throughout the term of the swap agreements, the Company pays interest at a fixed rate and receives interest at the three-month LIBOR rate.

(in thousands)	September 26, 2020
	Notional Amount	Balance Sheet Location	Fair Value
Derivative liabilities:
Derivatives designated as hedging instruments:
Interest rate swaps	$300,000	Accrued expenses and other long-term liabilities	$ (10,570)

Derivatives not designated as hedging instruments:
Cross currency swaps	$234,780	Accrued expenses and other long-term liabilities	$ (1,213)

During the nine months ended September 26, 2020, the Company recorded $1 million of net gains in other comprehensive income and as a component of accumulated other comprehensive income as of September 26, 2020. The Company expects $0.1 million to be reclassified as a decrease to interest expense during the next 12 months.

The Company recorded $1 million of income during the nine months ended September 26, 2020 related to the change in fair value of the derivatives not designated as hedging instruments.

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company will continue to assess the effectiveness of the hedge on a quarterly basis.

Counterparty Credit Risk

By entering into derivative instrument contracts, the Company exposes itself, from time to time, to counterparty credit risk. Counterparty credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is in an asset position, the counterparty has a liability to the Company, which creates credit risk for the Company. The Company attempts to minimize this risk by selecting counterparties with investment grade credit ratings, limiting its exposure to any single counterparty and regularly monitoring its market position with each counterparty.

Note 9—Income Taxes

The effective tax rate for the nine months ended September 26, 2020 and September 28, 2019 was 65.2% and 26.8%, respectively. The increase in the effective tax rate is primarily driven by $3 million of uncertain tax positions recorded in the period related to prior year Canadian tax positions, inclusive of interest and penalties of less than $1 million and certain non-deductible expenses in a foreign jurisdiction.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the U.S to provide relief as a result of the COVID-19 pandemic. In addition, governments around the

DRIVEN BRANDS HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (cont’d)

world have enacted or implemented various forms of tax relief measures in response to economic conditions in the wake of COVID-19. The Company plans to take advantage of several aspects of the CARES Act that allow for deferral of tax payments and acceleration of deductions. However, as benefits related to the CARES Act are primarily related to timing, there was no impact to the estimated annual effective tax rate.

Note 10—Related-Party Transactions

As further described in Note 2, on August 3, 2020, pursuant to the merger agreement in connection with the acquisition of ICWG, RC IV ICW Merger Sub LLC, a subsidiary of RC IV Cayman ICW Holdings LLC and the direct parent of RC IV Cayman ICW LLC, merged with and into Driven Investor LLC, our parent company. Both Driven Equity LLC and RC IV Cayman ICW Holdings LLC were related entities of Roark Capital Management, LLC.

During the nine months ended September 28, 2019, the Company paid a $163 million cash dividend to Driven Investor, LLC (parent to the Company). $155 million was paid directly to Driven Investor, LLC through the closing of the Series 2019-1 debt transaction and the remaining $8 million was paid out of the Company’s operating cash.

On June 8, 2015, the Company provided a loan of $1 million secured by a Promissory Note, which was scheduled to mature in July 2020 to an Executive of the Company in connection with that Executive’s purchase of 1,500 Units of Driven Investor LLC. Those units were pledged to Driven Brands, Inc. as security for repayment of the loan. On February 7, 2020, the loan was settled and extinguished.

Note 11—Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through November 13, 2020, the date the financial statements were available to be issued. All subsequent events requiring recognition and disclosure have been incorporated into these financial statements.

On October 29, 2020, the Master Co-Issuers priced an offering of $450 million aggregate principal amount of 3.237% Fixed Rate Senior Secured Notes, Class A-2. The offering is expected to close in December 2020. The Company expects to use the proceeds from the offering (i) to repay in full the series 2015-1 and Series 2016-1 Fixed Rate Senior Secured Notes, Class A-2, (ii) to pay associated transaction fees and expenses and make-whole prepayment consideration, and (iii) for general corporate purposes.

Subsequent to September 26, 2020, the Company acquired 10 car wash locations, primarily consisting of real and personal property, for an aggregate cash purchase price of $65 million. The Company is in the process of completing its preliminary purchase accounting.

Report of Independent Auditors

To the Directors of Shine Holdco (UK) Limited

We have audited the accompanying consolidated financial statements of Shine Holdco (UK) Limited and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shine Holdco (UK) Limited and its subsidiaries as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United Kingdom.

Emphasis of Matter

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Uxbridge, United Kingdom

November 13, 2020

Report of Independent Auditors

The Board of Directors

Shine Holdco (UK) Limited

We have audited the accompanying consolidated financial statements of Shine Holdco (UK) Limited (the “Company”) and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated cash flow statement for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with UK accounting standards, including FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shine Holdco (UK) Limited (and its subsidiaries) as of December 31, 2018 and the results of their operations and their cash flows for the year then ended in accordance with UK accounting standards, including FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the Company prepared its consolidated financial statements in accordance with generally accepted accounting practice in the United Kingdom, which differs from U.S. generally accepted accounting principles. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

London, United Kingdom

November 13, 2020

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Consolidated income statement

		Year ended 31 December 2019	Year ended 31 December 2018

	Notes	£’000	£’000
Turnover	5	262,852	244,483
Cost of sales	6, 8	(146,932)	(140,760)

Gross profit		115,920	103,723
Administrative expenses – excluding profit on disposal	6 – 9	(118,690)	(104,144)
Profit on disposal of tangible assets	6	51,250	4,883

Total administrative expenses		(67,440)	(99,261)

Operating profit		48,480	4,462
Interest receivable and similar income	10	507	8
Interest payable and similar expenses	11	(77,552)	(79,330)

Loss on ordinary activities before taxation		(28,565)	(74,860)
Tax on loss on ordinary activities	12	(2,907)	(4,425)

Loss for the financial year		(31,472)	(79,285)

Loss for the financial year attributable to: Shareholders of the parent company		(31,407)	(79,196)
Non-controlling interest		(65)	(89)

		(31,472)	(79,285)

Consolidated statement of comprehensive income		Year ended 31 December 2019	Year ended 31 December 2018

	Notes	£’000	£’000
Loss for the financial year		(31,472)	(79,285)

Other comprehensive income (expense):
Exchange gain on translation of foreign subsidiaries		4,702	—
Remeasurement of the defined benefit liability	30	(578)	17
Movement on deferred tax relating to the defined benefit liability	30	245	(6)
Movement in cashflow hedge	29	(5,255)	—

Total comprehensive expense for the year		(32,358)	(79,274)

Total comprehensive expense attributable to:
Shareholders of the parent company		(32,293)	(79,185)
Non-controlling interest		(65)	(89)

		(32,358)	(79,274)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Consolidated balance sheet

		31 December 2019		31 December 2018

	Notes	£’000	£’000	£’000	£’000
Fixed assets
Intangible assets	13		582,540		611,330
Tangible assets	14		408,987		378,048
Investments	15		1,385		1,461

			992,912		990,839
Current assets
Stocks	17	10,613		11,460
Debtors	18	17,791		19,759
Current asset investments	29	54		26
Restricted cash Cash at bank and in hand		922 35,918		— 38,386

Total current assets		65,298		69,631
Creditors: amounts falling due within one year	19	(622,463)		(587,986)

Net current liabilities			(557,165)		(518,355)

Total assets less current liabilities			435,747		472,484
Creditors: amounts falling due after more than one year	20		(542,658)		(544,226)
Provisions for liabilities Deferred tax liability	23		(11,148)		(11,526)
Other liabilities	24		(12,567)		(15,059)
Pension liability	25, 30		(5,224)		(5,308)

Net liabilities			(135,850)		(103,635)

Capital and reserves
Called up share capital	27		131		160
Share premium account	27		1,086		981
Accumulated losses			(138,105)		(105,139)
Foreign exchange reserve			5,928		—
Hedging reserve	29		(5,255)		—

Equity attributable to parent’s shareholders			(136,215)		(103,998)

Non-controlling interests			365		363

Total equity			(135,850)		(103,635)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Consolidated statement of changes in equity

	Notes	Called up share capital (£’000)	Share premium account (£’000)	Hedging reserve (£’000)	Foreign exchange reserve (£’000)	Accumulated losses (£’000)	Non- controlling interest (£’000)	Total (£’000)
Balance at 1 January 2018		159	894	—	—	(25,954)	268	(24,633)

Loss for the financial year		—	—	—	—	(79,196)	(89)	(79,285)

Other comprehensive income / (expenses):
Actuarial gain on defined benefit pension scheme	30	—	—	—	—	17	—	17
Movement on tax relating to defined benefit liability	30	—	—	—	—	(6)	—	(6)

Total comprehensive expense for the year		—	—	—	—	(79,185)	(89)	(79,274)

Issued share capital in year	27	4	137	—	—	—	—	141
Reduction of share capital in year	27	(3)	(50)					(53)

Increase in non-controlling interest		—	—	—	—	—	184	184

Balance at 31 December 2018		160	981	—	—	(105,139)	363	(103,635)

Loss for the financial year		—	—	—	—	(31,407)	(65)	(31,472)

Other comprehensive (expenses) / income:
Fair value movement on cash flow hedge	29	—	—	(5,255)	—	—	—	(5,255)
Actuarial loss on defined benefit pension scheme	30	—	—	—	—	(578)	—	(578)
Movement on tax relating to defined benefit liability	30	—	—	—	—	245	—	245
Exchange gain on translation of foreign subsidiaries		—	—	—	4,702	—	—	4,702

Total comprehensive (expense) / income for the year		—	—	(5,255)	4,702	(31,740)	(65)	(32,358)

Issued share capital in year	27	1	134	—	—	—	—	135
Reduction of share capital in year	27	(30)	(29)	—	—	—	—	(59)

Transfer of accumulated foreign exchange reserve movements [1]		—	—	—	1,226	(1,226)	—	—
Increase in non-controlling interest		—	—	—	—	—	67	67

Balance at 31 December 2019		131	1,086	(5,255)	5,928	(138,105)	365	(135,850)

[1]

In previous years, the foreign exchange translation difference was reported as part of Accumulated losses. To increase transparency, foreign exchange translation differences have now moved to a separate reserve and hence the prior year balance transferred.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Consolidated cash flow statement

		Year ended 31 December 2019		Year ended 31 December 2018

	Notes	£’000	£’000	£’000	£’000
Cash inflow from operating activities
Operating profit		48,480		4,462
Adjustments for:
Depreciation, impairment and amortisation		68,327		69,930
Net profit on sale of fixed assets		(51,250)		(2,588)
Difference between pension charge and payment		(249)		(246)

		65,308		71,558
Movements in working capital:
Decrease (increase) in stocks		478		(643)
Decrease (increase) in debtors		4,501		(1,028)
Decrease in creditors		(1,761)		(3,621)

Cash generated from operating activities		68,526		66,266
Tax paid		(3,828)		(5,543)

Net cash from operating activities			64,698		60,723

Cash flows from investing activities
Acquisition of subsidiary undertakings and adjustments		—		8,295
Acquisition of car wash sites	26	(129,920)		(12,619)
Proceeds from sale of tangible assets		151,963		47,175
Payments for tangible assets		(41,752)		(42,724)
Payments for intangible assets		(1,380)		(778)
Net acquisition of financial fixed assets		—		(521)
Interest received and net realised exchange gains	10	507		4,424

Net cash used in investing activities			(20,582)		3,252

Cash flows from financing activities
Proceeds from issue of new share capital	27	135		141
Redemption of share capital	27	(59)		(53)
Proceeds from issue of preference shares		—		977
Redemption of preference shares		(2,374)		(37)
New long-term loans		—		511
Issue costs on new long-term loans		—		(1,353)
Repayments of long-term loans	21	(4,451)		(4,029)
Interest element of finance lease payments	22	(223)		(402)
Repayments of obligations under finance lease liabilities	22	(432)		(380)
Movement on cash deposits		—		40
Other financing costs	11	(387)		—
Interest paid and net realised exchange loss	11	(38,391)		(32,376)

Net cash used in financing activities			(46,182)		(36,961)

Net (decrease) / increase in cash and cash equivalents			(2,066)		27,014

Effect of exchange rate on cash			520		—

Cash and cash equivalents at start of year			38,386		11,372

Cash and cash equivalents at end of year			36,840		38,386

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements

1	General information

Shine Holdco (UK) Limited is a private company limited by shares and incorporated and domiciled in the United Kingdom. The address of its registered office is 1 Bartholomew Lane, London, United Kingdom, EC2N 2AX.

Shine Holdco (UK) Limited acts as a holding company. The principal activities of its subsidiaries are the construction, ownership and operation of car wash installations.

2	Statement of compliance

The consolidated financial statements of Shine Holdco (UK) Limited and its subsidiary companies (collectively, the “Company”) have been prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, ‘The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland’ (‘FRS 102’).

3	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1	Basis of preparation

These consolidated and separate financial statements are prepared on a going concern basis, under the historical cost convention, as modified by the recognition of certain financial assets and liabilities measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 4.

3.2	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings. A subsidiary is an entity that is controlled by the Company. The results of subsidiary undertakings are included in the consolidated income statement from the date that control commences until the date that control ceases. Control is established when the Company has the power to govern the operating and financial policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that are currently exercisable.

All intra-company transactions, balances, income and expenses are eliminated on consolidation.

3.3	Going concern

In preparing the financial statements, the Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.3	Going concern (continued)

The financial statements have been prepared on a going concern basis which the Directors consider to be appropriate for the following reasons.

Subsequent to year-end, on March 11, 2020, the World Health Organization declared the global coronavirus outbreak a pandemic (referred to as herein as COVID-19). Prior to the COVID-19 pandemic, the Company’s operating performance was in line with expectations until mid-March 2020. As a result of the multiple impacts of COVID-19 experienced through the date of approval of this report, the Company’s operating performance has declined compared to forecasted amounts.

The Directors have prepared cash flow forecasts to 31 December 2021, which indicate that, taking account of reasonably possible downsides and the anticipated impact of COVID-19 on the operations and its financial resources, the Group and Company will have sufficient funds to meet its liabilities as they fall due for that period.

The Directors have considered further potential implications of COVID-19 by modelling two severe but plausible downside scenarios. These scenarios were developed using the impact experienced during the first lock-down in Q2 2020 during which the Company continued to trade, despite restrictions in certain countries resulting in site shutdowns for a limited period.

The first scenario considers the impact of a further six-week lock-down period between November 2020 and March 2021 in addition to a deterioration in trade for the remainder of the forecast period. This scenario does this by reflecting the revenue and contribution reductions experienced during the previous lock-down for the period to 31 December 2020 (between 25% and 35% depending on location), followed by reductions of 10% for the remainder of the forecast period. This scenario also reflects a cessation in acquisition and sale and leaseback activity from January 2021 and reductions in corporate and field expenses.

The second scenario utilises the same assumptions as the first scenario, however, also models the impact of a more severe impact to revenue and contribution during the period to 31 December 2020 (between 50% and 100% depending on location), followed by a tiered reduction for the first six months of 2021 (between 10% and 75% depending on location), which is then followed finally by the 10% reduction for the remainder of the forecast period.

While the longer-term impact of the coronavirus pandemic on the Company remains uncertain, we are confident that the Company is well positioned to withstand a significant reduction in revenue should this occur. The Company maintains a substantial unrestricted cash on hand balance that is sufficient to meet its obligations in the period to 31 December 2021. In addition, the Company has access to a $75,000,000 Revolving Facility and is able to satisfy the related financial covenant test under the terms of its credit agreement, which requires a Net First Lien Ratio (“NFLR”) of 5.85 to 1 when the RCF is drawn in excess of 30%.

The second scenario has been modelled as a worst-case severe downside scenario. Even in this scenario, the forecasts indicate the Company would remain in compliance with the financial covenant requirements and will have sufficient funds to meet its liabilities as they fall due. Additionally, the Company has a flexible cost structure that has allowed it to react quickly to reduce expenses, defer discretionary capital expenditure, utilize government incentives to defer payments, furlough employees and successfully negotiate extended payment

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.3	Going concern (continued)

terms from key vendors. The Company has strong controls in place for the management of working capital and will consider utilisation of governmental support schemes if relevant and applicable.

Consequently, the Directors are confident that the Group and Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.

3.4	Foreign currency

The consolidated company financial statements are presented in pound sterling and rounded to thousands.

Transactions in foreign currencies are translated to the Company’s functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are retranslated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined. Foreign exchange differences arising on translation are recognised in the income statement. The assets and liabilities of foreign subsidiary undertakings are translated at the closing exchange rates. The trading results of such undertakings are consolidated at the average rates of exchange during the period. Gains and losses arising on these translations are taken to reserves, net of exchange differences arising on related foreign currency borrowings. To the extent that foreign borrowings have been used to finance Company investments, investments in foreign enterprises, or to provide a hedge against exchange risk, exchange gains or losses on foreign currency borrowings are offset against exchange differences on the re-translation of net investments.

3.5	Classification of financial instruments issued by the Company

In accordance with FRS 102.22, financial instruments issued by the Company are treated as equity only to the extent that they meet the following two conditions:

(a)

they include no contractual obligations upon the Company to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company; and

(b)

where the instrument will or may be settled in the Company’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company’s own equity instruments or is a derivative that will be settled by the Company’s exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company’s own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.6	Basic financial instruments

Trade and other debtors

Trade and other debtors are recognised initially at transaction price less attributable transaction costs. Subsequent to initial recognition they are measured at amortised cost using the effective interest method, less any impairment losses. If the arrangement constitutes a financing transaction, for example if payment is deferred beyond normal business terms, then it is measured at the present value of future payments discounted at a market rate of instrument for a similar debt instrument.

Trade and other creditors

Trade and other creditors are recognised initially at transaction price plus attributable transaction costs. Subsequent to initial recognition they are measured at amortised cost using the effective interest method. If the arrangement constitutes a financing transaction, for example if payment is deferred beyond normal business terms, then it is measured at the present value of future payments discounted at a market rate of instrument for a similar debt instrument.

Interest-bearing borrowings classified as basic financial instruments

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost using the effective interest method, less any impairment losses.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose only of the cash flow statement.

3.7	Other financial instruments

Financial instruments not considered to be Basic financial instruments (Other financial instruments)

Other financial instruments not meeting the definition of Basic Financial Instruments are recognised initially at fair value. Subsequent to initial recognition other financial instruments are measured at fair value with changes recognised in profit or loss except as follows:

-	investments in equity instruments that are not publicly traded and whose fair value cannot otherwise be measured reliably shall be measured at cost less impairment; and

-	hedging instruments in a designated hedging relationship shall be recognised as set out below.

Derivative financial instruments and hedging

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see below).

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.7	Other financial instruments (continued)

Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in profit or loss. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on remeasurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves). If hedge accounting is discontinued and the hedged financial asset or liability has not been derecognised, any adjustments to the carrying amount of the hedged item are amortised into profit or loss using the effective interest method over the remaining life of the hedged item.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in other comprehensive income. Any ineffective portion of the hedge is recognised immediately in profit or loss.

For cash flow hedges, where the forecast transactions resulted in the recognition of a non-financial asset or non-financial liability, the hedging gain or loss recognised in other comprehensive income is included in the initial cost or other carrying amount of the asset or liability. Alternatively, when the hedged item is recognised in profit or loss the hedging gain or loss is reclassified to profit or loss. When a hedging instrument expires or is sold, terminated or exercised, or the entity discontinues designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Net investment hedges

Where the hedged item is the translation risk for the net assets of overseas subsidiaries in the consolidated financial statements, the Company may designate borrowings in the same currency as that overseas subsidiary’s functional currency as a hedging instrument. In that case, the effective portion of the hedge is recognised in other comprehensive income, and only the ineffective portion of the hedging item’s translation value is recorded in profit or loss.

Cumulative exchange differences recognised in other comprehensive income relating to a hedge of a net investment in a foreign operation shall not be reclassified to profit or loss on disposal or partial disposal of that foreign operation.

Preference and superpreference shares

Superpreference shares and preference shares are classified as debt and initially recognised at transaction price. Subsequent to initial recognition, these shares are stated at amortised cost using the effective interest method.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.8	Tangible assets

Tangible assets are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

Where parts of an item of tangible assets have different useful lives, they are accounted for as separate items of tangible assets, for example land is treated separately from buildings.

Leases in which the Company assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. All other leases are classified as operating leases. Leased assets acquired by way of finance lease are stated on initial recognition at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, including any incremental costs directly attributable to negotiating and arranging the lease. At initial recognition a finance lease liability is recognised equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The present value of the minimum lease payments is calculated using the interest rate implicit in the lease. Lease payments are accounted for as described at 3.18 below.

Management assesses at each reporting date whether tangible assets (including those leased under a finance lease) are impaired.

Depreciation is provided on a straight-line basis on all tangible assets in use at rates calculated to write off the cost of each asset less any estimated residual value over its estimated useful life as follows:

Freehold and long leasehold land	no depreciation provided
Short leasehold land and structures	the term of the lease
Buildings	7-35 years or lease term if less
Equipment and machinery	20 years
Assets in course of construction	no depreciation provided
Other	3-5 years

For the purpose of determining impairment losses in each accounting period, each site is considered to be an income-generating unit under FRS 102. Future cash flows are estimated based on the remaining lease period for short leasehold sites and the estimated remaining economic life for freehold and long leasehold sites.

Restoration and other provisions

A provision is recognised when the directors consider that there is a present obligation (legal or constructive) as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision is recognised.

Provisions are measured at the value of the expenditures expected to be required to settle the obligation. Provision for the cost of restoring leased sites to their original state upon expiry of the lease is made to the extent that it is measurable. Such cost is capitalised at the beginning of the lease and is depreciated over each site’s remaining useful economic life.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.8	Tangible assets (continued)

Capitalisation of incremental internal costs

The Company designs and develops car wash equipment for use in its business. The associated costs are capitalised and allocated to individual assets as they are installed.

Certain incremental internal costs are capitalised as part of the cost of tangible assets when new sites are opened and when substantial economic enhancement is made to existing sites through renovation or upgrading.

These costs include some salary costs of the employees involved in these activities.

3.9	Business combinations

Business combinations are accounted for using the purchase method as at the acquisition date, which is the date on which control is transferred to the Company.

At the acquisition date, the Company recognises goodwill as:

•	the fair value of the consideration transferred; plus

•	directly attributable transaction costs; less

•	the net recognised amount at fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed.

When the excess is negative, this is recognised and separately disclosed on the face of the balance sheet as negative goodwill.

3.10 Intangible	assets and goodwill

Goodwill

Goodwill is stated at cost less any accumulated amortisation and accumulated impairment losses. Goodwill is allocated to cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination from which it arose.

Research and development

Expenditure on research activities is recognised in the income statement as an expense as incurred. Expenditure on development activities may be capitalised if the product or process is technically and commercially feasible and the Company intends and has the technical ability and enough resources to complete development, future economic benefits are probable and if the Company can measure reliably the expenditure attributable to the intangible asset during its development. Development activities involve design for, construction or testing of the production of new or substantially improved products or processes. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads and capitalised borrowing costs. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and less accumulated impairment losses.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.10 Intangible	assets and goodwill (continued)

Other intangible assets

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Other intangible assets that are acquired by the Company are stated at cost less accumulated amortisation and accumulated impairment losses.

The cost of intangible asset acquired in a business combination is its fair value at the acquisition date.

Intellectual property

Purchase by the Company of patents relating to the design of car washes are amortised on a straight-line basis over their estimated useful economic lives, being 15 years. Where representing a foreign currency asset, patents and accumulated amortisation are retranslated to the closing rate at period end.

Amortisation

Amortisation is charged to the profit or loss on a straight-line basis over the estimated useful lives of intangible assets. Intangible assets are amortised from the date they are available for use.

Goodwill is amortised over its estimated useful economic life, which in the opinion of the directors, is 15 years, being the period over which the directors estimate the value of the business to exceed the value of the underlying assets.

Non-compete assets are amortized over the length of the non-compete agreement, generally five years. Software assets are amortized over the estimated useful economic life, generally five years.

3.11 Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is based on the weighted average principle and includes expenditure incurred in acquiring the stocks, production or conversion costs and other costs in bringing them to their existing location and condition.

3.12 Investments

In the Company’s financial statements, investments in subsidiary undertakings are stated at cost less accumulated impairment losses. Investments are assessed for impairment by comparing the value of the asset to its recoverable amount, which is the higher of its net realisable value and value in use. The value in use of the investment has been established by discounting the investment’s cash flows at the investment’s weighted average cost of capital.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.13 Impairment	excluding stocks and deferred tax assets

Financial assets (including trade and other debtors)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For financial instruments measured at cost less impairment an impairment is calculated as the difference between the carrying amount and the best estimate of the amount that the Company would receive for the asset if it were to be sold at the reporting date. Interest on the impaired asset continues to be recognised through the unwinding of the discount. Impairment losses are recognised in profit or loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than stocks and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing is allocated to cash-generating units, or (“CGU”) that are expected to benefit from the synergies of the combination. For the purpose of goodwill impairment testing, if goodwill cannot be allocated to individual CGUs or groups of CGUs, the Company tests the impairment of goodwill by determining the recoverable amount of the entity in its entirety, including the integrated acquired operations.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed if and only if the reasons for the impairment have ceased to apply.

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.14 Employee	Benefits

The Company operates several defined contribution pension schemes. The assets of the schemes are held separately from those of the Company in independently administered funds. The amount charged against profit or loss represents the contributions payable to the schemes in respect of the accounting period.

TOMAN Handels-und Beteiligungsgesellschaft mbH operates a defined benefit scheme in Germany which is closed to new members. In line with common German practice, the scheme is unfunded; therefore, no assets exist, and the funding deficit represents the present value of the scheme liabilities.

Changes in the net defined benefit liability arising from employee service rendered during the period, net interest on net defined benefit liability, and the cost of plan introductions, benefit changes, curtailments and settlements during the period are recognised in profit or loss.

Remeasurement of the net defined benefit liability/asset is recognised in other comprehensive income.

Employee Benefit Trust

Transactions of the Company-sponsored Employee Benefit Trust (“EBT”) are treated as being those of the Company and are therefore reflected in the Company’s financial statements.

The EBT’s share reserve comprises the costs of shares in International Car Wash Group Ltd held by the EBT, to the extent that they have not become realised losses. When they become realised losses, they are transferred to retained earnings.

3.15 Provisions

A provision is recognised in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, that can be reliably measured, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are recognised at the best estimate of the amount required to settle the obligation at the reporting date.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of subsidiary companies, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

3.16 Turnover

Turnover represents the amounts derived from the provision of car washing and ancillary services to third party customers. Turnover is measured at the fair value of the consideration received or receivable and represents the amount receivable for goods supplied or services rendered, net of discounts and value added taxes.

The Company recognizes turnover when (a) the significant risks and rewards of ownership have been transferred to the buyer; (b) the Company retains no continuing involvement or control over the services; (c) the amount of turnover can be measured reliably; (d) it is probable that future economic benefits will flow to the entity and

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.16 Turnover (continued)

(e) when the specific criteria relating to each of the Company’s sales channels have been met. For the Company’s car wash services, this criterion is met when the car wash service is performed. For vending services, this criterion is met when the goods are sold.

Where the consideration receivable in cash or cash equivalents is deferred, turnover is recognized over the period the car wash service is performed, either over a specified period or upon redemption of the car wash services.

3.17 Expenses

Operating lease

Payments (excluding costs for services and insurance) made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease unless the payments to the lessor are structured to increase in line with expected general inflation; in which case the payments related to the structured increases are recognised as incurred. Lease incentives received are recognised in profit and loss over the term of the lease as an integral part of the total lease expense.

Finance lease

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability using the rate implicit in the lease. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

Interest receivable and interest payable

Interest payable and similar charges include interest payable, finance charges on shares, and finance leases recognised in profit or loss using the effective interest method, unwinding of the discount on provisions, and net foreign exchange losses that are recognised in the income statement (see foreign currency accounting policy). Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial time to be prepared for use, are capitalised as part of the cost of that asset.

Other interest receivable and similar income include interest receivable on funds invested and net foreign exchange gains.

Interest income and interest payable are recognised in profit or loss as they accrue, using the effective interest method. Dividend income is recognised in the income statement on the date the Company’s right to receive payments is established. Foreign currency gains and losses are reported on a net basis.

3.18 Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case it is recognised directly in equity or other comprehensive income.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.18 Taxation (continued)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on timing differences which arise from the inclusion of income and expenses in tax assessments in periods different from those in which they are recognised in the financial statements. The following timing differences are not provided for: differences between accumulated depreciation and tax allowances for the cost of a fixed asset if and when all conditions for retaining the tax allowances have been met; and differences relating to investments in subsidiaries, to the extent that it is not probable that they will reverse in the foreseeable future and the reporting entity is able to control the reversal of the timing difference. Deferred tax is not recognised on permanent differences arising because certain types of income or expense are non-taxable or are disallowable for tax or because certain tax charges or allowances are greater or smaller than the corresponding income or expense.

Deferred tax is provided in respect of the additional tax that will be paid or avoided on differences between the amount at which an asset (other than goodwill) or liability is recognised in a business combination and the corresponding amount that can be deducted or assessed for tax. Goodwill is adjusted by the amount of such deferred tax.

Deferred tax is measured at the tax rate that is expected to apply to the reversal of the related difference, using tax rates enacted or substantively enacted at the balance sheet date. Unrelieved tax losses and other deferred tax assets are recognised only to the extent that is it probable that they will be recovered against the reversal of deferred tax liabilities or other future taxable profits.

3.19 Sale	and leaseback transactions

Sale and leaseback transactions result in the disposal of the asset in the amount of the carrying value as of the date of the transaction. Leases that do not transfer all the risks and rewards of ownership are classified as operating leases, while those that do not transfer substantially all the risks and rewards incidental to ownership are classified as finance leases. To date, all of the Company’s leases have been determined to be operating leases. As a result, the Company recognizes the profit or loss immediately when the sales price is established at or below fair value. When the sales price is above fair value, the Company defers the excess over fair value and amortizes it over the period for which the asset is expected to be used.

4	Critical accounting judgements and estimation uncertainty

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical judgements in applying the Company’s accounting policies

The Directors do not believe there are any significant critical judgements in applying the Company’s accounting policies.

(b)	Critical accounting estimates and assumptions

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

4	Critical accounting judgements and estimation uncertainty (continued)

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Fair values on acquisitions

The fair value of tangible and intangible assets acquired on the acquisition of car wash sites involves the use of valuation techniques and the estimation of future cash flows to be generated over several years. In addition, the estimation of the contingent consideration payable, as applicable, requires estimation of the level of profitability of the business acquired. The estimation of the fair values requires the combination of assumptions including revenue growth, sales mix and volumes, rental values and increases. In addition, the use of discount rates requires judgement.

Sale and leaseback transactions

The fair value utilized in both calculating the gain on sale and leaseback transactions, along with the resulting lease classification assessment, involve the estimation of market rents, capitalization rates, vacancy and collection losses and management fee expenses. In addition, the use of discount rates requires judgement.

Impairment of intangible assets

Annually, the Company considers whether intangible assets are impaired. Where an indication of impairment is identified the estimation of recoverable value requires estimation of the recoverable value of the cash generating units (CGUs). This requires estimation of the future cash flows from the CGUs and selection of appropriate discount rates in order to calculate the net present value of those cash flows.

Impairment of tangible assets and investments

The Company assesses the impairment of tangible assets and investments whenever there is reason to believe that the carrying value may not exceed the fair value and where a permanent impairment in value is anticipated. The determination of whether the impairment of these assets is necessary involves the use of estimates that includes, but is not limited to, the analysis of the cause of potential impairment in value, the timing of such potential impairment and an estimate of the amount of the impairment.

Provisions

Provision is made for asset retirement obligations, restoration requirements and contingencies. These provisions require management’s best estimate of the costs that will be incurred based on legislative and contractual requirements. In addition, the timing of the cash flows and the discount rates used to establish net present value of the obligations require management’s judgement.

Defined benefit pension scheme

The Company has obligations to pay pension benefits to certain employees. The cost of these benefits and the present value of the obligation depend on several factors, including; life expectancy, salary increases, asset

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

4	Critical accounting judgements and estimation uncertainty (continued)

valuations and the discount rate on corporate bonds. Management estimates these factors in determining the net pension obligation in the balance sheet. The assumptions reflect historical experience and current trends.

Taxation

The recognition of deferred tax assets, particularly in respect to tax losses, is based upon management’s assessment that there will likely be taxable profits in the relevant legal entity or tax group against which to utilize the assets in the future. The Company assesses the availability of future taxable profits using the same projections as used for impairment reviews. Adequate provisions have been recognized where necessary in respect of any uncertain tax positions in the Company, based upon management’s assessment of the potential outcomes.

5	Turnover

The Company’s principal activity is the provision of car washing services and an analysis of turnover by location of customer for the year is as follows:

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000
USA	113,991	95,154
Germany	58,328	65,042
United Kingdom	45,582	43,422
Hungary, Czech Republic and Poland	10,624	10,226
Australia	10,046	8,054
France	9,394	6,678
Austria	5,991	6,359
Belgium, Netherlands and Luxembourg	3,935	4,539
Spain and Portugal	4,360	4,431
Rest of world	601	578

Total Turnover	262,852	244,483

6	Operating profit

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000
This is stated after charging / (crediting):
Depreciation of tangible assets (note 14)	27,881	27,692
Gain on sale of tangible assets – net	(51,250)	(4,883)
Loss on sale of fixed assets investments	—	3,064
Amortisation of goodwill and other intangible assets (note 13)	43,027	47,409
Reversal of tangible asset impairment	(2,581)	(5,171)
Hire of land and buildings – operating leases	29,634	23,835
Stock recognised as an expense	8,207	7,679
Impairment of stock	429	46

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

7	Auditors’ remuneration

	Year ended 31 December 2019 (current auditor)	Year ended 31 December 2018 (predecessor auditor)

	£’000	£’000

Fees for the audit of these financial statements	251	137
Amounts receivable by auditors and their associates in respect of:
- Audit of financial statements of subsidiaries pursuant to legislation	141	201
- Services relating to taxation	—	504
- Services relating to corporate finance transactions and other	—	21
- Services charged to goodwill	—	73

	392	936

8	Staff numbers and costs

The average monthly number of persons employed by the Company during the year (including directors), analysed by category, were as follows:

	Year ended 31 December 2019	Year ended 31 December 2018
	Number of Employees	Number of Employees

Production and assembly operators	40	48
Car wash site operators	1,058	1,269
Administration	232	223
Technical	100	84

	1,430	1,624

The aggregate payroll costs of these persons were as follows:

	Year ended 31 December 2019	Year ended 31 December 2018
	£’000	£’000

Wages and salaries	45,578	41,159
Social security costs	4,009	3,403
Other pension costs	104	106

	49,691	44,668

These costs include costs that have been capitalised in accordance with the Company’s accounting policy on capitalisation of incremental internal costs as set out in note 3.

9	Share-based payments

During the year ended 31 December 2019, the Company granted share options to certain employees as additional remuneration under the 2019 Stock Option Plan (the “Plan”). For each grant, 20% of the options vest annually over four years, and the remaining 20% of the options vest upon change in control, as defined in the Plan.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

9	Share-based payments (continued)

Vesting of the options is subject to continued employment with the Company. All options expire ten years after the date of grant. Upon exercise, the share options will be settled in the Company’s ordinary shares.

A reconciliation of share option activity over the year to 31 December 2019 is shown below:

	Number of options	Weighted average exercise price £
Outstanding at 1 January 2019	—	—
Granted	9,250	50.05
Forfeited	—	—
Exercised	—	—
Expired	—	—

Outstanding at 31 December 2019	9,250	50.05

Exercisable at 31 December 2019	—	50.05

The fair value of the share options is estimated using the Black-Scholes option pricing model. The model is internationally recognised as being appropriate to value employee share schemes.

During the year, £19,000 of share-based compensation expense was recognized. As of 31 December 2019, there was £189,000 of unrecognized compensation expense related to these share options.

10	Interest receivable and similar income

	Year ended 31 December 2019 £’000	Year ended 31 December 2018 £’000

Bank interest receivable	507	8

11	Interest payable and similar expenses

	Year ended 31 December 2019 £’000	Year ended 31 December 2018 £’000

Net foreign exchange losses	1,990	4,488
Interest on loan notes, bank loans and revolving credit facility	32,099	35,405
Finance lease interest	207	402
Finance charge on provisions	391	574
Amortisation of prepaid loan arrangement fees	3,436	2,470
Gain on derivative financial instruments	(3,696)	(5,667)
Preference share interest	42,908	39,904
Interest charge on defined benefit liability	113	109
Other transaction fees	104	1,645

Total interest payable and similar expenses	77,552	79,330

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

12	Tax on loss on ordinary activities

Total tax expense recognised in the income statement

	Year ended 31 December 2019 £’000	Year ended 31 December 2018 £’000
UK corporation tax
Current tax on loss for the financial year	267	(1)
Double taxation relief	—	1

	267	—
Foreign tax
Current tax on loss for the financial year	1,993	3,158
Adjustments in respect of prior periods	773	38

	2,766	3,196

Total current tax	3,033	3,196
Deferred tax (see note 23)
Origination and reversal of timing differences	(126)	1,208
Effect of increases and decreases in tax rates	—	21

Total deferred tax	(126)	1,229

Tax on loss on ordinary activities	2,907	4,425

The current tax charge for the period is higher than (2018: higher than) the standard UK corporation tax rate of 19% (2018: 19%). The differences are explained below.

	Year ended 31 December 2019 £’000	Year ended 31 December 2018 £’000

Loss on ordinary activities before taxation	(28,565)	(74,860)

Current tax at 19% (2018: 19%)	(5,427)	(14,223)
Effects of:
Non-taxable translation gains or losses	(113)	42
Other expenses not deductible for tax purposes	18,066	16,909
Adjustments in respect of prior periods	733	38
Deferred tax not recognized	(9,464)	—
Utilization of losses for which no deferred tax recognized	(316)	—
Effective rate of overseas tax	369	732
Other	(941)	927

Total tax expense recognised in the income statement	2,907	4,425

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

12	Tax on loss on ordinary activities (continued)

In the Spring Budget 2020, the Government announced that from 1 April 2020, the corporation tax rate would remain at 19% (rather than reducing to 17%, as previously enacted). This new law was substantively enacted on 17 March 2020. As the proposal to keep the rate at 19% had not been substantively enacted at the balance sheet date, its effects are not included in these financial statements.

New tax legislation in the countries in which the Company operates may affect future current and total tax charges.

13	Intangible assets

	Patents and Non-Competes £’000	Goodwill £’000	Other £’000	Total £’000
Cost
At 1 January 2019	2,338	667,808	1,766	671,912
Additions	985	—	395	1,380
Additions from business combinations	832	12,404	—	13,236
Disposals	(16)	—	(1,748)	(1,764)
Adjustments – purchase price	—	412	—	412
Effects of movement in foreign exchange	(167)	(82)	—	(249)

At 31 December 2019	3,972	680,542	413	684,927

Accumulated amortisation
At 1 January 2019	1,313	58,190	1,079	60,582
Charged in year	883	42,078	66	43,027
Disposals	(3)	—	(1,079)	(1,082)
Effects of movement in foreign exchange	(116)	(24)	—	(140)

At 31 December 2019	2,077	100,244	66	102,387

Carrying value at 31 December 2019	1,895	580,298	347	582,540

	Patents and Non-Competes £’000	Goodwill £’000	Other £’000	Total £’000
Cost
At 1 January 2018	2,278	672,664	1,407	676,349
Additions	—	—	359	359
Additions from business combinations	—	1,997	—	1,997
Adjustments – purchase price	—	(6,895)	—	(6,895)
Effects of movement in foreign exchange	60	42	—	102

At 31 December 2018	2,338	667,808	1,766	671,912

Accumulated amortisation
At 1 January 2018	1,171	11,296	687	13,154
Charged in year	123	46,894	392	47,409
Effects of movement in foreign exchange	19	—	—	19

At 31 December 2018	1,313	58,190	1,079	60,582

Carrying value at 31 December 2018	1,025	609,618	687	611,330

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

13	Intangible assets (continued)

The adjustment of £6,895,000 results from a reduction in the purchase price of the 2017 acquisition of Shine Holdco I Limited and subsidiaries, offset by adjustments made to certain fair values of assets and liabilities acquired during the provisional purchase accounting period.

Goodwill and patents are amortized on a straight-line basis over a useful life of 15 years. Non-compete assets are amortized over the length of the non-compete agreement, generally five years. The amortization charge is recognized in Selling, general and administrative expenses in the income statement.

14	Tangible assets

	Land and buildings £’000	Equipment and machinery £’000	Assets in course of construction £’000	Other £’000	Total £’000
Cost
At 1 January 2019	416,222	198,982	6,642	4,176	626,022
Additions through acquisitions	98,941	22,419	—	42	121,402
Adjustment, to prior year acquisition	(470)	448	—	—	(22)
Other additions	19,027	20,153	3,261	540	42,981
Transfers between categories	1,124	194	(1,318)	—	—
Disposals	(107,784)	(9,058)	(126)	(210)	(117,178)
Effect of movements in foreign exchange	(13,936)	(5,658)	(2,495)	74	(22,015)

At 31 December 2019	413,124	227,480	5,964	4,622	651,190

Accumulated depreciation
At 1 January 2019	155,897	89,558	—	2,519	247,974
Charge for year	15,472	12,047	—	362	27,881
Impairment credit	(1,465)	(1,116)	—	—	(2,581)
Transfers between categories	—	—	—	—	—
Disposals	(16,303)	(3,877)	—	(191)	(20,371)
Effect of movements in foreign exchange	(5,785)	(4,967)	—	52	(10,700)

At 31 December 2019	147,816	91,645	—	2,742	242,203

Carrying amount at 31 December 2019	265,308	135,835	5,964	1,880	408,987

	Land and buildings £’000	Equipment and machinery £’000	Assets in course of construction £’000	Other £’000	Total £’000
Cost
At 1 January 2018	422,368	189,332	9,715	3,651	625,066
Additions through acquisitions	7,570	2,083	—	—	9,653
Adjustment, to prior year acquisition	(1,160)	4,576	—	—	3,416
Other additions	23,094	15,977	—	773	39,844
Transfers between categories	1,350	1,176	(2,470)	(56)	—
Disposals	(46,899)	(18,124)	(618)	(247)	(65,888)
Effect of movements in foreign exchange	9,899	3,962	15	55	13,931

At 31 December 2018	416,222	198,982	6,642	4,176	626,022

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

14	Tangible assets (continued)

	Land and buildings £’000	Equipment and machinery £’000	Assets in course of construction £’000	Other £’000	Total £’000
Accumulated depreciation
At 1 January 2018	151,659	87,862	—	2,527	242,048
Charge for year	16,805	10,510	—	377	27,692
Impairment credit	(2,805)	(2,366)	—	—	(5,171)
Transfers between categories	—	145	—	(145)	—
Disposals	(10,747)	(7,309)	—	(242)	(18,298)
Effect of movements in foreign exchange	985	716	—	2	1,703

At 31 December 2018	155,897	89,558	—	2,519	247,974

Carrying amount at 31 December 2018	260,325	109,424	6,642	1,657	378,048

The net book value of land, included in land and buildings above, comprises:

	2019 £’000	2018 £’000

Freehold	59,228	69,361
Long leasehold	1,246	1,246
Short leasehold	861	1,089

	61,335	71,696

Besides land and buildings, there were no other tangible assets held under finance leases.

Included in land and buildings is certain assets held for sale as of 31 December 2019. The carrying value of these assets is £29,243,000. In January 2020, the sale of these assets was completed as part of four separate sale and lease back transactions for net cash proceeds of £52,930,000.

15	Investments

	31 December 2019 £’000	31 December 2018 £’000

Deposits and guarantees	951	924
Other investments	434	537

	1,385	1,461

The Directors believe that the carrying value of investments are supported by their underlying net assets.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

16	Subsidiaries and related undertakings

All of the companies included below are consolidated in the Company. All subsidiaries are held indirectly apart from Shine Holdco I Limited. The Company has 100% partnership interests in IMO Autopflege Beteiligungsgesellschaft mbH & Co KG (Germany).

			Percentage of ordinary shares held
Subsidiary undertaking	Country of incorporation	Principal activity

AML (Automobilove myci linky, spol SRO) [7]	Czech Republic	Car wash operator	100.0%
Anduff Car Wash Limited [1]	UK	Car wash operator	100.0%
Anduff Holdings Limited [1]	UK	Holding company	100.0%
Artego Autowasch- und Servicegesellschaft mbH [6]	Austria	Car wash operator	100.0%
Boing Acquisitions Limited [1]	UK	Holding company	100.0%
Boing Midco Limited [1]	UK	Holding company	100.0%
Boing US Holdco Inc [19]	US	Holding company	100.0%
Brossecar Industria e Com. de Escovas Auto Lda [15]	Portugal	Car wash brush assembler	100.0%
Cleanland Limited [1]	UK	Property holding company	100.0%
Compagnie Parisienne de Services SAS [8]	France	Car wash operator	100.0%
IMO Autolavados SAU [13]	Spain	Car wash operator	100.0%
Hiperlavado Castellon SA [13]	Spain	Dormant	100.0%
Neptune Iberica SA [13]	Spain	Dormant	100.0%
IMO-Auto-Lavagens SA12	Portugal	Car wash operator	100.0%
IMO Autopflege Beteiligungsverwaltungs GmbH [18]	Germany	Dormant	100.0%
IMO Autopflege GmbH [18]	Germany	Car wash operator	100.0%
IMO Car Wash Australasia Pty Ltd [17]	Australia	Car wash operator	100.0%
IMO Car Wash Group Limited [1]	UK	Holding Company	100.0%
IMO Denmark ApS [14]	Denmark	Car wash operator	75.0%
IMO Denmark Holdings Limited [1]	UK	Holding company	100.0%
IMO Deutschland Holding GmbH [18]	Germany	Holding company	100.0%
IMO Group Holdings Pty Ltd [17]	Australia	Holding company	100.0%
IMO Holding GmbH [18]	Germany	Holding company	100.0%
IMO Hungary Autómosó Kft [9]	Hungary	Car wash operator	100.0%
IMO Polska Sp. z. o. o [11]	Poland	Car wash operator	100.0%
IMO US South LLC [19]	US	Car wash operator	100.0%
IMO US Alabama LLC [19]	US	Car wash operator	100.0%
IMO US Georgia LLC [19]	US	Car wash operator	100.0%
IMO US Ohio LLC [19]	US	Car wash operator	100.0%
IMO US Utah LLC [19]	US	Car wash operator	100.0%
IMO US West LLC [19] IMO US Development, LLC [19]	US US	Car wash operator Development	100.0% 100.0%
Express Management Arkansas [19]	US	Development	100.0%

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

16	Subsidiaries and related undertakings (continued)

			Percentage of ordinary shares held
Subsidiary undertaking	Country of incorporation	Principal activity
International Car Wash Group Financing PLC [1]	UK	Holding company	100.0%
International Car Wash Group Limited [1]	UK	Holding company	100.0%
IPIC BV [10]	Netherlands	Holding company	100.0%
IPIC Luxembourg Sarl [4]	Luxembourg	Car wash operator	100.0%
IPIC Nederland BV [10]	Netherlands	Car wash operator	100.0%
Le Roseau SA4	Luxembourg	Holding company	100.0%
Manufacture des Brosses du Marais Poitevin SAS [16]	France	Car wash brush producer	100.0%
Mid-South Supply and Development Company LLC [19]	US	Maintenance and construction	96.9%
Milburn Productions Limited [1]	UK	Property holding company	100.0%
Neptune Benelux SA5	Belgium	Property holding company	100.0%
Rose FinanceCo PLC [1]	UK	Dormant	100.0%
Rose HoldCo Limited [1]	UK	Holding company	100.0%
Rose MidCo Limited [1]	UK	Holding company	100.0%
IMO France SNC [8]	France	Property holding company	100.0%
Shine Nominee Limited [1]	UK	Holding company	100.0%
Shine Holdco I Limited [2]	UK	Holding company	100.0%
Shine Holdco II Limited [2]	UK	Holding company	100.0%
Shine Holdco III Limited [2]	UK	Holding company	100.0%
Shine Acquisition Co Limited [2]	UK	Holding company	100.0%
Shine Acquisition Co Sarl [3]	Luxembourg	Holding company	100.0%
Sodeal SA5	Belgium	Car wash operator	100.0%
Toman Handels- und Beteiligungsverwaltungs- GmbH [18]	Germany	Dormant	100.0%
Toman Handels- und Beteiligungsgesellschaft mbH [18]	Germany	Procurement	100.0%
Topas Chemie GmBH [18]	Germany	Dormant	100.0%

[1]	Address of registered office is 35-37 Amersham Hill, High Wycombe, Bucks, HP13 6NU, UK
[2]	Address of registered office is 1 Bartholomew Lane, London, EC2N 2AX, UK
[3]	Address of registered office is 46A, Avenue J F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg
[4]	Address of registered office is 296-298 Route de Longwy L-1940 Luxembourg
[5]	Address of registered office is Assesteenweg 25-29, 1740 Ternat, Belgium
[6]	Address of registered office is IZ NÖ-Süd, Str. 2, Obj. M6, 2351 Wr. Neudorf, Austria
[7]	Address of registered office is Na Radosti 399, 155 21 Praha 5-Zličín, Czechia
[8]	Address of registered office is 12 Rue Louis Lecuyer, 92000 Nanterre, France
[9]	Address of registered office is 1103 Budapest, Gyömrői út 87., Hungary
[10]	Address of registered office is IQ EQ Netherlands N.V., Hoogoorddreef 15 1101 BA Amsterdam, Netherlands

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

16	Subsidiaries and related undertakings (continued)

[11]	Address of registered office is Baczyńskiego 25E, 41-203 Sosnowiec, Poland
[12]	Address of registered office is Cabouco, Apartado 16, 3350-909 Vila Nova de Poiares, Portugal
[13]	Address of registered office is Calle Valencia, nº 359, 4º 1ª, 08009 Barcelona, Spain
[14]	Address of registered office is August Bournonvilles Passage 1, 1055 København K, Denmark
[15]	Address of registered office is Rua do Cabouco, nº 70A, 3350-079 Vila Nova de Poiares, Portugal
[16]	Address of registered office is ZA Montplaisir, 79220 Champdeniers-Saint-Denis, France
[17]	Address of registered office is Unit 1 87-89 Whiting Street Artarmon New South Wales, 2064, Australia
[18]	Address of registered office is Friedrich-Ebert-Str. 144, 45473 Mülheim Ruhr, Germany
[19]	Address of registered office is 6300 South Syracuse Way, Centennial, CO 80111 United States

17	Stocks

	31 December 2019 £’000	31 December 2018 £’000

Equipment and spare parts	6,854	7,338
Production inventory	644	740
Consumables	3,115	3,382

	10,613	11,460

There is no significant difference between the replacement cost of the stock and its carrying amount.

Included in stock are write-downs of consumables and equipment of £475,000 (2018: £46,000) relating to slow moving and obsolete stock.

18	Debtors

	31 December 2019 £’000	31 December 2018 £’000

Trade debtors	1,558	2,002
Current accounts – operators	684	635
Corporation tax recoverable	780	866
Prepayments and accrued income	4,940	5,995
VAT	1,501	1,333
Other debtors	690	4,986
Fair value of swap	7,638	3,942

	17,791	19,759

Trade debtors are stated after provisions for impairment of £193,000 (2018: £205,000).

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

19	Creditors: amounts falling due within one year

	31 December 2019 £’000	31 December 2018 £’000

Bank loans (note 21)	4,218	4,384
Obligations under finance lease liabilities (note 22)	426	415
Trade creditors	9,054	12,586
Taxation and social security	3,671	2,605
Other creditors	3,593	3,012
Accruals and deferred income	114,246	75,355
Preference shares	467,255	469,629
Superpreference shares	20,000	20,000

	622,463	587,986

The rights attaching to the shares are as follows:

Preference shares

The shares are non-voting shares.

The shares are entitled to a fixed cumulative preferential dividend at an annual rate of 8% on the subscription price per share compounded annually from the issue date of the shares which shall accrue daily and be calculated in respect of the period to such date assuming a 365-day year.

On winding up – after payment of any outstanding amounts to the holders of superpreference shares, the holders of the shares shall be entitled to the sum equal to the subscription price of the shares, after which the holders of the shares shall be entitled to the sum of any dividend accrued but unpaid. The shares confer the right of redemption on a winding up of the Company or making any dividend or other distribution on a reduction or return of capital or upon an exit (a “Waterfall Event”).

Superpreference shares

The shares are non-voting shares.

The shares are entitled to a fixed cumulative superpreferential dividend at an annual rate of 8% on the subscription price per share compounded semi-annually from the issue date of the shares which shall accrue daily and be calculated in respect of the period to such date assuming a 365-day year.

On winding-up of the Company, distribution shall first be made to the holders of the shares for any unpaid accrued dividends whether or not such dividends have been declared, and then for an amount equal to the subscription price of the shares. The shares shall be redeemed on the earlier of the date falling 6 months after the maturity of the first and second lien debt (“Senior Debt” or the ‘‘Term Loans’’), or a sale or transfer of substantially all of the consolidated assets and business of the Company.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

20	Creditors: amounts falling due after more than one year

	31 December 2019 £’000	31 December 2018 £’000

Bank loans (note 21)	520,205	539,535
Obligations under finance leases (note 22)	2,114	2,623
Other creditors	3,821	2,068
Fair value of swap	5,255	—
Accruals and deferred income	11,263	—

	542,658	544,226

21	Bank loans

	31 December 2019 £’000	31 December 2018 £’000
Current
Bank loans	4,218	4,384

Non-current
Bank loans	520,205	539,535

Non-current debt is analysed as follows:
Falling due between one and five years	387,859	12,762
Falling due in more than five years	132,346	526,773

	520,205	539,535

On 3 October 2017, the Company raised $650,000,000 aggregate principal amount of first and second lien debt (the ‘‘Term loans’’), as part of the financing for the acquisition of International Car Wash Group Limited by Shine Acquisition Co Limited. The aggregate principal amount comprises $475,000,000 first lien debt and $175,000,000 second lien debt. On April 10, 2018, the Company raised an additional $70,000,000 first lien debt as part of a refinancing transaction.

Shine Acquisition Co Sarl (“Lux borrower”), a subsidiary of Shine Acquisition Co Limited, borrowed $370,000,000 comprising $265,000,000 first lien debt and $105,000,000 second lien debt. Boing US Holdco Inc. (“US borrower”), borrowed $210,000,000 first lien debt and $70,000,000 second lien debt. On April 10, 2018, Shine Acquisition Co Limited borrowed an additional $11,100,000 first lien debt and Boing US HoldCo Inc. borrowed an additional $58,900,000 first lien debt as part of the aforementioned refinancing transaction.

First lien debt is repayable on 3 October 2024 and interest is charged at 3.25% plus US LIBOR and payable at either one-, two-, three- or six-monthly intervals. The loan is subject to quarterly repayments of 0.25% of the original principal. Second lien debt is repayable on 3 October 2025 and interest is charged at 7.50% plus US LIBOR and payable at either one-, two, three- or six-monthly intervals.

As part of the financing for the acquisition a $75,000,000 revolving credit facility (“RCF”) was also put in place. It is available until 3 October 2022 and secured as part of the first lien. At 31 December 2019, the draw down on the RCF loan was nil (2018: nil). Subsequent to year-end, but prior to the issuance of these financial statements, Boing US Holdco, Inc. drew $51,000,000 on the RCF to partially fund new site acquisitions in the US, leaving $24,000,000 undrawn.

Bank loans are secured by a fixed and floating charge over the assets of the Company.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

22	Other interest-bearing loans and borrowings

Finance leases relate to manufacturing equipment, buildings and motor vehicles. The Company has options to purchase the equipment for a nominal amount at the conclusion of the lease agreements. Interest rates underlying all obligations under finance leases are fixed at respective contract rates ranging from 5.5% to 7.5%.

Finance lease liabilities are payable as follows:

	31 December 2019 Minimum lease payments £’000	31 December 2018 Minimum lease payments £’000

Less than one year	426	415
Between one and five years	1,162	1,257
Over five years	952	1,366

	2,540	3,038

The finance leases are secured by the lessors’ title to the leased assets which have a carrying value of £2,395,000 (2018: £2,865,000). The Directors consider that the carrying value of the obligations under finance leases approximate to their fair value.

23	Deferred tax liability

	31 December 2019 £’000	31 December 2018 £’000

At beginning of year	11,526	10,188
(Credited) / charged to the income statement:
Additional amounts provided	(126)	1,412
Unwinding of previously provided amount	—	(205)
Effect of tax rate change	—	21
Reclassification from current tax	—	18

	(126)	1,246
Exchange differences	(252)	92

At end of year	11,148	11,526

In addition to the amounts shown above there are unprovided deferred tax assets of £19,339,000 (2018: £10,319,000). These amounts are unprovided because it is considered more unlikely than likely that the assets will be realised.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

23	Deferred tax liability (continued)

The elements of the deferred taxation provision are as follows:

	31 December 2019 Provided £’000	31 December 2019 Unprovided £’000	31 December 2018 Provided £’000	31 December 2018 Unprovided £’000
Difference between accumulated depreciation and amortization and capital allowances	12,011	(4,285)	6,409	(4,979)
Other timing differences	(863)	(85)	5,467	(349)
Tax losses	—	(14,969)	(350)	(4,991)

	11,148	(19,339)	11,526	(10,319)

New tax legislation in the countries in which the Company operates may affect the future value of deferred tax assets and liabilities.

A reduction in the UK corporation tax rate from 19% to 17% (effective 1 April 2020) was substantively enacted on 6 September 2016, and the UK unrecognised deferred tax assets as at 31 December 2019 have been calculated based on this rate.

The March 2020 Budget announced that a rate of 19% would continue to apply with effect from 1 April 2020, and this change was substantively enacted on 17 March 2020. This will increase the UK companies future current tax charge accordingly and increase the UK unrecognised deferred tax asset.

24	Other liabilities

	Legal dispute £’000	Restoration provision £’000	Other provisions £’000	Total £’000

At 1 January 2019	1,609	11,242	2,208	15,059
Additions during period	—	56	56	112
Utilised during period	—	(246)	(376)	(622)
Credit for the period	(726)	(475)	(876)	(2,077)
Interest	4	452	20	476
Exchange difference	(36)	(333)	(12)	(381)

At 31 December 2019	851	10,696	1,020	12,567

	Legal dispute £’000	Restoration provision £’000	Other provisions £’000	Total £’000

At 1 January 2018	1,737	11,480	1,918	15,135
Re-assessment	—	(20)	—	(20)
Utilised during period	(142)	(889)	25	(1,006)
(Credit)/charge for the period	—	154	165	319
Interest	—	480	94	574
Exchange difference	14	37	6	57

At 31 December 2018	1,609	11,242	2,208	15,059

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

24	Other liabilities (continued)

The amount provided for legal disputes relates to claims against the Company incurred in the normal course of business. From time to time, the Company may be engaged in litigation and disputes in the ordinary course of business. The Directors do not believe that the ultimate resolution of any of these matters will have a material adverse effect on the accompanying consolidated financial statements.

The restoration provision relates to the estimated costs of restoring leased sites to their original state upon expiry of the leases. Other provisions relate primarily to future payments under onerous leases.

To reflect the time value of money, significant provisions are discounted at an estimate of a risk free rate. The expected utilization of the provisions as of 31 December 2019 and 2018, respectively, is as follows:

	Legal dispute £’000	Restoration provision £’000	Other provisions £’000	Total £’000

Less than one year	—	163	110	273
Between one and five years	—	977	468	1,445
Over five years	851	9,556	442	10,849

At 31 December 2019	851	10,696	1,020	12,567

	Legal dispute £’000	Restoration provision £’000	Other provisions £’000	Total £’000

Less than one year	49	202	300	551
Between one and five years	—	1,002	951	1,953
Over five years	1,560	10,038	957	12,555

At 31 December 2018	1,609	11,242	2,208	15,059

25	Pension liabilities

	31 December 2019 £’000	31 December 2018 £’000

At beginning of year	5,308	5,410
Current service cost	54	54
Pension payments	(303)	(301)
Other finance cost	113	109
Actuarial (loss) gain	611	(16)
Foreign exchange	(343)	46
Deferred tax charge	(216)	6

At end of year	5,224	5,308

Further disclosure on the movements during the period on the pension liability appears in note 30.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

26	Acquisitions

During 2019, the Company acquired 37 car wash sites in the United States (2018: 4). Under the acquisition method of accounting, the resulting goodwill of £12,404,000 (2018: £1,997,000) was capitalized and will be written off over 15 years, the period over which the Directors estimate the value of the business to exceed the value of the underlying assets.

The net assets acquired at the acquisition dates are as follows:

	2019 £’000	2018 £’000

Cash	78	—
Tangible assets	121,402	9,653
Intangible assets	832	—
Accrued liabilities	(369)	—

Net identifiable assets and liabilities	121,943	9,653

Cash consideration Deferred consideration Costs directly attributable to the business combination	129,920 3,045 1,382	11,222 — 428

Total consideration	134,347	11,650

Goodwill on acquisition	12,404	1,997

The fair value of the identifiable assets and liabilities related to 2019 acquisitions has been determined on a provisional basis at this stage because the value of certain liabilities, while estimated with reasonable accuracy, remains uncertain. The revaluation adjustments are made to reflect the fair value of net assets acquired and consist primarily of revaluation of properties as required by FRS 102. The fair value of the identifiable assets and liabilities related to 2018 acquisitions is final.

For the year ended 31 December 2019, the acquired business contributed turnover of £7,284,000 (2018: £2,705,000) and a gross profit of £3,875,000 (2018: £1,985,000), reported in the consolidated income statement.

27	Called up share capital

				31 December 2019	31 December 2018
				£’000	£’000
Allotted, called up and fully paid
Equity:	861,033	(2018: 861,033)	‘A1’ ordinary shares of £0.10 each	86	86
Equity:	36,185	(2018: 40,732)	‘A2’ ordinary shares of £0.10 each	3	4
Equity:	22,272	(2018: 40,000)	‘B1’ ordinary shares of £1.60 each	36	64
Equity:	57,500	(2018: 59,500)	‘B2’ ordinary shares of £0.10 each	6	6

				131	160

Share capital

For rights attached to the superpreference and preference shares, refer to note 19.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

27	Called up share capital (continued)

Shares were allocated and issued during the year as follows:

B2 ordinary shares of £0.10: 6,000 shares for consideration of £1.60 per share.

B2 ordinary shares of £0.10: 2,500 shares for consideration of £50.05 per share.

The following shares were repurchased during the year:

A2 ordinary shares of £0.10: 126 shares at £46.61per share.

A2 ordinary shares of £0.10: 4,421 shares at £1.00 per share.

B1 ordinary shares of £0.10: 17,728 shares at £1.60 per share.

B2 ordinary shares of £0.10: 10,500 shares at £1.60 per share.

The rights attaching to the shares are as follows:

A1 Ordinary shares

The shares are voting shares.

Dividends may only be declared after the payment of any dividend accrued on the superpreference and preference shares.

Capital may only be paid out after any capital due to the holders of the superpreference and preference shares. The shares confer no rights of redemption.

A2 Ordinary shares

The shares are non-voting shares.

Dividends may only be declared after the payment of any dividend accrued on the superpreference and preference shares. Capital may only be paid out after any capital due to the holders of the superpreference and preference shares. The shares confer no rights of redemption.

B1 Ordinary shares

The shares are voting shares.

Dividends may only be declared after the payment of any dividend accrued on the superpreference and preference shares. Capital may only be paid out after any capital due to the holders of the superpreference and preference shares. The shares confer no rights of redemption.

B2 Ordinary shares

The shares are non-voting shares.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

27	Called up share capital (continued)

Dividends may only be declared after the payment of any dividend accrued on the superpreference and preference shares. Capital may only be paid out after any capital due to the holders of the superpreference and preference shares.

The shares confer no rights of redemption.

28	Commitments

At the end of the period the Company had capital commitments of £nil (2018: £nil) for which provision has been made and of £2,269,000 (2018: £1,143,000) for which no provision has been made.

During the year ended 31 December 2019, the Company completed 83 sale leaseback transactions (2018: 26) resulting in cash proceeds, net of related expenses of £151,963,000 (2018: £47,175,000) and a net gain on the disposal of land and buildings of £53,604,000 (2018: £5,345,000). In conjunction with the sale leaseback transactions, the Company simultaneously entered into lease agreements ranging from 20 – 25 years.

The Company’s total future minimum lease payments under non-cancellable operating leases are as follows:

	31 December 2019		31 December 2018

	Land and buildings	Other	Land and buildings	Other

	£’000	£’000	£’000	£’000
Within one year	34,638	742	23,664	664
Within two to five years	138,505	673	78,775	635
After more than five years	355,851	—	146,068	1

	528,994	1,415	248,507	1,300

29	Financial instruments

The Company has the following financial instruments:

	31 December 2019	31 December 2018

	£’000	£’000
Financial assets measured at fair value through profit or loss :
Derivative instruments – cross currency swap	7,638	3,942

Financial assets at amortized cost:
Trade debtors	2,242	2,637
Other debtors	1,470	5,852
Investment in short term deposits	54	26

	3,766	8,515

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

29	Financial instruments (continued)

	31 December 2019	31 December 2018

	£’000	£’000
Financial liabilities at amortized cost:
Senior loans	(523,474)	(542,805)
Other loans	(949)	(1,114)
Finance leases	(2,540)	(3,038)
Trade creditors	(9,054)	(12,586)
Accruals and deferred income	(115,579)	(77,960)
Other creditors	(7,414)	(5,080)
Preference shares and superpreference shares	(487,255)	(489,629)

	(1,146,265)	(1,132,212)
Financial liabilities measured at fair value through other comprehensive income:
Derivative instruments – interest rate swap	(5,255)	—

Cash flow interest rate risk

The Company has mitigated its exposure to interest rate risk through the impact of rate changes on interest-bearing borrowings by arranging fixed rates of interest. The interest rates and terms of repayment of the Company’s borrowings are disclosed in note 21 to the financial statements. The Company’s policy is to obtain the most favourable interest rates available for its borrowings.

Interest is paid on assets being purchased through finance leases. All finance leases have a fixed rate of interest which applies for the duration of the agreement. Therefore, there will be no effect to the interest payable in the event of future interest rate changes.

Except for the Company’s revolving credit facility and US bank loans, the Company has no significant interest-bearing assets and liabilities.

Derivative financial instruments

The Company entered into cross-currency and interest rate swaps to hedge the foreign exchange risk and interest rate risks for US dollar denominated bank loans that bear variable interest rates.

Cross currency swaps

In October 2017, the Company entered into cross-currency interest rate swap agreements to mitigate the interest rate risk and exchange rate risk associated with the variable interest, USD-denominated senior loans raised by Shine Acquisition Co. SARL. The cross-currency interest rate swaps have a total notional amount of $234,780,000 and terminate in October 2021. Throughout the term of the swap agreements, the Company pays interest at a fixed rate and receives interest at LIBOR on a quarterly basis. As of 31 December 2019, the fair value of the cross-currency swaps was £7,638,000 (2018: £3,942,000). During 2019, a hedging gain of £3,696,000 was recognized in profit or loss (2018: £5,667,000) for the changes in fair value of the cross-currency interest rate swaps.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

29	Financial instruments (continued)

Interest rate swap

In April 2019, the Company entered into interest rate swap agreements to hedge the interest rate risk associated with the variable interest senior loans. Under the swap agreements, the Company pays interest at a fixed rate and receives interest at LIBOR on a monthly basis. The interest rate swap agreements have a total notional amount of $300,000,000 and terminate in May 2023. As of 31 December 2019, the fair value of the swaps was £5,255,000. Cash flows for interest payments on both the hedged loans and the interest rate swaps are paid monthly. During 2019, a hedging loss of £5,255,000 was recorded in other comprehensive income for changes in fair value of the interest rate swaps.

30	Pension schemes

The Company operates several defined contribution pension schemes. The pension cost charge for the year represents contributions payable by the company to the schemes and amounted to £42,000 (2018: £51,000). At the end of the year there were £42,000 (2018: £27,500) of outstanding contributions. There were no prepaid contributions at the end of the year. In addition, contributions amounting to £nil (2018: £10,000) were made to personal pension schemes in respect of directors.

TOMAN Handels-und Beteiligungsgesellschaft mbH and its subsidiaries operate a defined benefit scheme in Germany. A full actuarial valuation was carried out at 31 December 2019 by a qualified independent actuary. The funding deficit as at 31 December 2019 was £6,485,000 (2018: £6,353,000). In line with common German practice, the scheme is unfunded; therefore, no assets exist, and the funding deficit represents the present value of the scheme liabilities.

The major assumptions used in this valuation were:

	31 December 2019	31 December 2018

	%	%

Rate of increase in pensions in payment	1.50	1.50
Discount rate applied to pensions in payment	1.01	1.73
Discount rate applied to deferred pensions	1.49	2.22

The actuarial valuation was not affected by assumptions for increases in salaries or general inflation since such factors do not change the pension amounts for which the scheme is liable.

The assumptions used by the actuary are chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

30	Pension schemes (continued)

Scheme liabilities

The present value of the scheme’s liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Value at 31 December 2019	Value at 31 December 2018
	£’000	£’000

Present value of scheme liabilities	(6,485)	(6,353)

Deficit in the scheme – pension liability	(6,485)	(6,353)
Related deferred tax asset	1,261	1,045

Net pension liability	(5,224)	(5,308)

Movement in deficit during the period

	Year ended 31 December 2019	Year ended 31 December to 2018
	£’000	£’000

At beginning of year	(6,353)	(6,451)
Current service cost	(54)	(54)
Pension payments	303	300
Other finance cost	(113)	(109)
Actuarial (loss) gain	(611)	16
Foreign exchange	343	(55)

Deficit in the scheme at the end of the year	(6,485)	(6,353)

The exchange gain arising on the revaluation of the deficit is included in foreign currency translation shown in the consolidated statement of total recognised gains and losses.

Analysis of other pension costs charged in arriving at operating profit

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000
Current service cost	(54)	(54)

Analysis of amounts included in other finance costs

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000
Interest on pension scheme liabilities	(113)	(109)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

30	Pension schemes (continued)

Analysis of amount recognised in consolidated statement of other comprehensive income

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000

Experience losses arising on scheme liabilities	(611)	16

Actuarial (loss) / gain recognised in consolidated statement of total recognised gains and losses	(611)	16

History of experience gains and losses

	Year ended 31 December 2019		Year ended 31 December 2018
Experience (losses) and gains on scheme liabilities:
Amount (£’000)	(611)		16
Percentage of period end present value of scheme liabilities	(9.4%	)	0.3%

Total amount recognised in consolidated statement of changes in equity:
Amount (£’000)	(611)		16
Percentage of period end present value of scheme liabilities	(9.4%	)	0.3%

31	Employee Benefit Trust and employee share schemes

The Employee Benefit Trust (“EBT”) from time to time, acquires the beneficial interest of certain shares in the Company, which is held on behalf of employees and (ii) retains residual cash balances resulting from transfers of those beneficial interests (previously acquired by the EBT from departing employees) to new and/or existing employees. Such balances can be used to repay the Revolving Loan Facility Agreement entered into between Boing US Holdco, Inc. and the EBT to facilitate the acquisition of beneficial interests in shares of the Company from departing employees.

32	Immediate and ultimate parent Company

The Company’s immediate and ultimate parent Company is RC IV Cayman ICW LLC, a limited liability Company incorporated in the Cayman Islands.

33	Related party transactions

On 3 October 2017, the Company entered into a consulting agreement (“Consulting Agreement”) with an affiliated entity, Roark Capital Management LLC, which acts as an advisor to related entities and collectively owns a controlling interest in the Company. The Consulting Agreement expires on 3 October 2027, subject to certain renewal provisions, Under the terms of the Consulting Agreement, the Company is required to pay an annual fee with certain escalations based on the terms of the Consulting Agreement. The Company incurred expenses of $1,648,000 (2018: $1,600,000) in accordance with the Consulting Agreement during the year.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

34	Post balance sheet events

As detailed in the Directors report, on 11 March 2020, the World Health Organisation declared the coronavirus a pandemic. The Directors consider the coronavirus to be a non-adjusting post balance sheet event. While the impact of the coronavirus on the Company remains uncertain the Directors note that should there be a significant reduction in future revenue as a result of the requirement to temporarily close a large number of the Company’s sites for a prolonged period of time then this would result in an indicator of impairment which could potentially result in an impairment of Intangible assets and Tangible assets in future accounting periods.

Subsequent to year end, the Company acquired 25 car wash locations in the US, primarily consisting of real and personal property, for an aggregate cash purchase price of $134,671,000. The Company is in the process of completing its preliminary purchase accounting.

On 3 August 2020, Shine Holdco (UK) Limited and its subsidiaries were acquired by Driven Investor LLC (“Driven Brands”), a US domiciled company. Driven Brands, together with its subsidiaries, is one of the largest franchisors in the auto aftermarket services industry with approximately 4,200 locations in 15 countries, inclusive of the acquisition of Shine Holdco (UK) Limited.

35	GAAP reconciliation

The Company’s financial statements have been prepared in accordance with FRS 102, which differs in certain respects from the requirements of accounting principles generally accepted in the United States (“US GAAP”). The effects of the application of US GAAP to Shine Holdco (UK) Limited (“Shine” or “the Company”) results are set out below.

Net income (loss) reconciliation :

			31 December 2019	31 December 2018

			£’000	£’000

Net income (loss) in conformity with UK GAAP			(31,472)	(79,285)

Adjustments on account of:
Historical goodwill amortization	(a	)	42,054	46,894
Reversal of fixed asset impairment reversals	(b	)	(7,832)	(9,373)
Transaction costs in goodwill	(c	)	(681)	(664)
Failed sale leasebacks	(d	)	(54,382)	(5,344)
Interest rate swap	(e	)	(5,255)	—
Preference shares	(f	)	41,108	38,240
Income tax	(g	)	3,237	1,809
Timing of termination payment	(h	)	(1,532)	—

Total impact of all adjustments			16,717	71,562

Net income (loss) in conformity with US GAAP			(14,755)	(7,723)
Non-controlling interest			65	89

Net income (loss) attributable to shareholders of the parent company in conformity with US GAAP			(14,690)	(7,634)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

35	GAAP reconciliation (continued)

Shareholders’ equity reconciliation :

			31 December 2019	31 December 2018

			£’000	£’000

Total shareholders’ equity in conformity with UK GAAP			(135,850)	(103,635)

Adjustments on account of:
Historical goodwill amortization	(a	)	100,243	58,189
Reversal of fixed asset impairment reversals	(b	)	(17,204)	(9,373)
Transaction costs in goodwill	(c	)	(22,580)	(21,899)
Failed sale leasebacks	(d	)	(58,426)	(6,389)
Interest rate swap	(e	)	—	—
Preference shares	(f	)	88,788	47,399
Income tax	(g	)	5,065	1,826
Timing of termination payment	(h	)	(1,532)	—

Total impact of all adjustments			94,354	69,753
Total shareholders’ equity in conformity with US GAAP			(41,496)	(33,882)
Non-controlling interest			(365)	(363)

Total equity attributable to shareholders of the parent company in conformity with US GAAP			(41,861)	(34,245)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

35	GAAP reconciliation (continued)

Cash flow statement reconciliation :

			31 December 2019	31 December 2018

			£’000	£’000
Operating activities
Net cash provided by operating activities in conformity with UK GAAP			64,698	60,723
Reclassification related to failed sale leaseback arrangements	(d	)	1,722	235
Reclassification of interest on loan notes, bank loans and RCF	(i	)	(32,099)	(35,405)
Reclassification of gain on derivative financial instruments	(e	)	3,696	5,667
Reclassification of finance lease interest expense	(i	)	(207)	(402)

Net cash provided by operating activities in conformity with US GAAP			37,810	30,818

Investing activities
Net cash (used in) provided by investing activities in conformity with UK GAAP			(20,582)	3,252
Failed sale leaseback	(d	)	(155,283)	(52,510)

Net cash (used in) investing activities in conformity with US GAAP			(175,865)	(49,258)

Financing activities
Net cash (used in) financing activities in conformity with UK GAAP			(46,182)	(36,961)
Failed sale leaseback	(d	)	155,283	52,510
Reclassification related to failed sale leaseback arrangements	(d	)	(1,722)	(235)
Reclassification of interest on loan notes, bank loans and RCF	(i	)	32,099	35,405
Reclassification of gain on derivative financial instruments	(e	)	(3,696)	(5,667)
Reclassification of finance lease interest expense	(i	)	207	402

Net cash provided by financing activities in conformity with US GAAP			135,989	45,454

Net change in cash from UK to US GAAP			—	—

a)	Goodwill amortization

Under FRS 102, goodwill is presumed to have a finite useful economic life and is recorded at cost less accumulated amortization and impairment. Accordingly, the Company amortised goodwill on a straight-line basis over an estimated useful life of 15 years.

US GAAP prohibits the amortisation of goodwill and instead requires that goodwill be tested at least annually for impairment or more frequently if impairment indicators exist. Amortisation expense recognised under FRS 102 was reversed under US GAAP.

b)	Reversal of fixed asset impairment reversals

Under FRS 102, revaluation of assets is allowed. Fixed assets are stated at cost or a revalued amount less accumulated depreciation and impairment losses. Previously recognized impairment losses may be reversed under FRS 102.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

35	GAAP reconciliation (continued)

b)	Reversal of fixed asset impairment reversals (continued)

Under US GAAP, fixed assets are recorded at historical cost less accumulated depreciation and impairment losses. Reversal of previously recognized impairment losses is prohibited. The impact of fixed asset impairment reversals under FRS 102 was reversed under US GAAP.

c)	Business combinations—transaction costs

FRS 102 allows transaction costs incurred in connection with a business combination to be capitalized as part of the cost of the purchase consideration.

Under US GAAP, transaction costs incurred in conjunction with a business combination are expensed in the period in which the costs are incurred.

d)	Sale leaseback transactions

The Company entered into sale and leaseback transactions that resulted in operating leases under FRS 102. Under FRS 102, sale and operating leaseback transactions resulted in the derecognition of the asset’s carrying value and the immediate recognition of gain or loss, if the transaction was established at fair value, or deferred gain or loss if the transaction price differed from the fair value. Any deferred gain or loss was amortized over the lease term.

Under US GAAP, ASC 840, Leases (“ASC 840”), the majority of the Company’s arrangements are treated as a failed sale leaseback transaction due to the Company’s continuing involvement in the asset and are accounted for under the financing method. As such, the assets are not derecognized, and the Company records a financing liability for the proceeds under US GAAP. The remaining arrangements are considered successful sale leasebacks as they did not have continuing involvement. Those gains are deferred and amortized over the lease term under US GAAP.

e)	Interest rate swaps

The Company entered into interest rate swaps that qualified for hedge accounting under FRS 102. The portion of the gain or loss on the cash flow hedge instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss.

The interest rate swaps that qualified for hedge accounting under FRS 102 do not qualify for hedge accounting under US GAAP ASC 815, Derivatives and Hedging (“ASC 815”). Gains or losses recognised in other comprehensive income under FRS 102 was reversed and recognised in profit or loss under US GAAP.

f)	Preferred shares

Under FRS 102, preferred shares are recognised as a financial liability if an issuer has a contractual obligation to deliver cash or another financial asset to settle the shares or does not have the unconditional right to avoid making payments to the holders of the shares. The Company’s shares have certain redemption provisions that are outside the control of the issuer, therefore the Company does not have the unconditional right to avoid making payments to the holders of the shares. Accordingly, the Company recorded its preferred shares as a liability with accrued dividends charged to profit or loss as interest expense.

Under US GAAP, ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), preferred shares that are redeemable upon the occurrence of an uncertain event outside of the Company’s control are classified as

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

35	GAAP reconciliation (continued)

f)	Preferred shares (continued)

mezzanine equity instead of as a financial liability. Uncertain events that would trigger a redemption are not probable of occurrence as of any balance sheet date. Accordingly, the shares are currently not probable of becoming redeemable, and as such the shares are not remeasured. Further, as dividends have not been declared on the shares, no dividend liability has been accrued and interest expense as recognized under UK GAAP has been reversed under US GAAP.

g)	Income taxes

FRS 102 allows the use of enacted or “substantively” enacted tax rates as of the balance sheet date to measure the deferred tax impact on timing differences to reflect an entity’s expectation as to the manner in which it will recover an asset or settle a liability.

Under US GAAP ASC 740, Deferred Taxes (“ASC 740”), deferred taxes were measured using the applicable enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset is expected to be realized.

Under FRS 102, deferred tax assets are only recognized to the extent realization is probable. Under US GAAP, a valuation allowance is recognized against deferred tax assets, if, based on the weight of available evidence, it is more likely than not that some portion or all the deferred tax asset will not be realised. Under US GAAP, the amount of required valuation allowance was measured based on an assessment of the future realisation of the tax benefit of existing deductible temporary differences and carryforwards considering all available evidence, both positive and negative.

h)	Timing of termination payment

Under FRS 102, a reserve for termination benefits is created only when the entity is demonstrably committed to terminate employment before the normal retirement date or to offer voluntary redundancy.

Under US GAAP ASC 712, Compensation – Nonretirement Postemployment Benefits (“ASC 712”), termination benefits are recognized when it is probable that the benefits will be paid, and the cost of the benefits can be reasonably estimated.

i)	Classification and presentation

Under UK GAAP, interest paid may be classified as an operating activity or financing activity within the statement of cash flows, so long as the presentation is consistent from period to period. The Company has elected to present interest paid as a financing activity under UK GAAP.

Under US GAAP, interest paid in connection with financing obligations and to lenders and other creditors is included within operating activities.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Consolidated income statements (unaudited)

for the six months ended 30 June 2020

		Six Months Ended 30 June 2020	Six Months Ended 30 June 2019
	Notes	£’000	£’000

Turnover		130,617	129,555
Cost of sales		(77,864)	(70,546)

Gross profit		52,753	59,009
Administrative expenses – excluding profit on disposal	5	(61,115)	(53,711)
Profit on disposal of tangible assets	5, 8	25,410	6,310

Total administrative expenses		(35,705)	(47,401)

Operating profit		17,048	11,608
Interest receivable and similar income		269	323
Interest payable and similar expenses		(44,110)	(34,570)

Loss on ordinary activities before taxation		(26,793)	(22,639)
Tax on loss on ordinary activities	6	(1,423)	(1,454)

Loss for the period		(28,216)	(24,093)

Loss for the period attributable to: Shareholders of the parent company		(28,176)	(24,065)
Non-controlling interest		(40)	(28)

		(28,216)	(24,093)

Consolidated statements of comprehensive income (unaudited)
for the six months ended 30 June 2020		Six Months Ended 30 June 2020	Six Months Ended 30 June 2019
		£’000	£’000

Loss for the period		(28,216)	(24,093)

Other comprehensive expense:
Exchange loss on translation of foreign subsidiaries		(4,806)	(9,837)
Movement in cashflow hedge		(4,233)	(4,975)

Total comprehensive expense for the period		(37,255)	(38,905)

Total comprehensive expense attributable to:
Shareholders of the parent company		(37,215)	(38,877)
Non-controlling interest		(40)	(28)

		(37,255)	(38,905)

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Consolidated balance sheets

as at 30 June 2020

		30 June 2020 (unaudited)			31 December 2019
	Notes	£’000	£’000		£’000	£’000
Fixed assets
Intangible assets	7		566,519			582,540
Tangible assets	8		422,123			408,987
Investments			1,826			1,385

			990,468			992,912
Current assets
Stocks		11,532			10,613
Debtors	11	17,602			17,791
Current asset investments	11	73			54
Restricted cash		—			922
Cash at bank and in hand		69,824			35,918

Total current assets		99,031			65,298

Creditors: amounts falling due within one year	9, 11	(647,222)			(622,463)

Net current liabilities			(548,191)			(557,165)

Total assets less current liabilities			442,277			435,747

Creditors: amounts falling due after more than one year	9, 11		(584,872)			(542,658)

Provisions for liabilities Deferred tax liability			(10,582)			(11,148)
Other liabilities Pension liability			(13,254 (6,768	) )		(12,567 (5,224	) )

Net liabilities			(173,199)			(135,850)

Capital and reserves
Called up share capital			128			131
Share premium account			992			1,086
Accumulated losses			(166,281)			(138,105)
Foreign exchange reserve			1,122			5,928
Hedging reserve			(9,488)			(5,255)

Equity attributable to parent’s shareholders			(173,527)			(136,215)

Non-controlling interest			328			365

Total equity			(173,199)			(135,850)

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Consolidated statements of changes in equity (unaudited)

for the six months ended 30 June 2020

	Called up share capital (£’000)	Share premium account (£’000)	Hedging reserve (£’000)	Foreign exchange reserve (£’000)	Accumulated losses (£’000)	Non- controlling interest (£’000)	Total (£’000)
Balance at 31 December 2018	160	981	—	—	(105,139)	363	(103,635)

Loss for the period	—	—	—	—	(24,065)	(28)	(24,093)

Other comprehensive income (expense):	—	—	(4,975)	—	—	—	(4,975)
Fair value movement on cash flow hedge	—	—	—	—	—	—	—
Exchange loss on translation of foreign subsidiaries	—	—	—	(9,837)	—	—	(9,837)

Total comprehensive expense for the period	—	—	(4,975)	(9,837)	(24,065)	(28)	(38,905)

Issued share capital in period	1	9	—	—	—	—	10
Reduction of share capital in period	(1)	(10)	—	—	—	—	(11)
Transfer of accumulated foreign exchange reserve movements [1]	—	—	—	1,226	(1,226)	—	—
Increase in non-controlling interest	—	—	—	—	—	39	39

Balance at 30 June 2019	160	980	(4,975)	(8,611)	(130,430)	374	(142,502)

	Called up share capital (£’000)	Share premium account (£’000)	Hedging reserve (£’000)	Foreign exchange reserve (£’000)	Accumulated losses (£’000)	Non- controlling interest (£’000)	Total (£’000)
Balance at 31 December 2019	131	1,086	(5,255)	5,928	(138,105)	365	(135,850)

Loss for the period	—	—	—	—	(28,176)	(40)	(28,216)

Other comprehensive income (expenses):	—	—	(4,233)	—	—	—	(4,233)
Fair value movement on cash flow hedge	—	—	—	—	—	—	—
Exchange loss on translation of foreign subsidiaries	—	—	—	(4,806)	—	—	(4,806)

Total comprehensive expense for the period	—	—	(4,233)	(4,806)	(28,176)	(40)	(37,255)

Issued share capital in period	—	11	—	—	—	—	11
Reduction of share capital in period	(3)	(105)	—	—	—	—	(108)

Increase in non-controlling interest	—	—	—	—	—	3	3

Balance at 30 June 2020	128	992	(9,488)	1,122	(166,281)	328	(173,199)

[1]

In previous years, the foreign exchange translation difference was reported as part of Accumulated losses. To increase transparency, foreign exchange translation differences have now moved to a separate reserve and hence the prior year balance transferred.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Consolidated cash flow statement (unaudited)

for the six months ended 30 June 2020

		Six months ended 30 June 2020		Six months ended 30 June 2019

	Notes	£’000	£’000	£’000	£’000
Cash inflow from operating activities
Operating profit		17,048		11,608
Adjustments for:
Depreciation, impairment and amortisation	5, 7, 8	36,545		31,388
Net profit on sale of fixed assets	8	(25,410)		(6,310)
Difference between pension charge and payment		—		—

		28,183		36,686
Movements in working capital:
Decrease (increase) in stocks		(447)		(1,144)
Decrease (increase) in debtors		1,063		5,875
Increase (decrease) in creditors		2,920		(3,489)

Cash generated from operating activities		31,719		37,928
Tax paid		(1,885)		(140)

Net cash from operating activities			29,834		37,788

Cash flows from investing activities
Acquisition of car wash sites	10	(33,139)		(11,162)
Proceeds from sale of tangible assets	8	57,990		17,194
Payments for tangible assets	8	(10,139)		(20,072)
Interest received and net realised exchange gains		4		290

Net cash generated from (used in) investing activities			14,716		(13,750)

Cash flows from financing activities
Proceeds from issue of new share capital		11		10
Redemption of share capital		(108)		(11)
Redemption of preference shares		—		(1,841)
Repayments of long-term loans	9	(2,245)		(2,153)
Interest element of finance lease payments		(93)		(58)
Repayments of obligations under finance lease liabilities		(224)		(142)
Movement on cash deposits		(131)		(33)
Other financing costs		—		—
Interest paid and net realised exchange loss		(16,176)		(21,969)

Net cash used in financing activities			(18,966)		(26,197)

Net increase (decrease) in cash and cash equivalents			25,584		(2,159)

Effect of exchange rate on cash			7,400		(533)

Cash and cash equivalents at start of year			36,840		38,386

Cash and cash equivalents at end of period			69,824		35,694

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements

1	General information

Shine Holdco (UK) Limited is a private company limited by shares and incorporated and domiciled in the United Kingdom. The address of its registered office is 1 Bartholomew Lane, London, United Kingdom, EC2N 2AX.

The Company acts as a holding company. The principal activities of its subsidiaries are the construction, ownership and operation of car wash installations.

2	Statement of compliance

The consolidated interim financial statements of Shine Holdco (UK) Limited and its subsidiary companies (collectively, the “Company”) have been prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, ‘The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland’ (‘FRS 102’) and the Companies Act 2006.

The consolidated unaudited interim financial statements have been prepared in compliance with Financial Reporting Standard 104, “Interim Financial Reporting.”

3	Summary of significant accounting policies

The Company’s significant accounting policies are described in Note 3, “Summary of Significant Accounting Policies,” to the consolidated financial statements for the year ended 31 December 2019. There have been no material changes to the significant accounting policies in the six months ended 30 June 2020, with the exception of the policy for taxes on income, which in the interim period is accrued using the effective tax rate that would be applicable to expected total income for the financial year.

3.1	Basis of preparation

These consolidated financial statements are prepared on a going concern basis, under the historical cost convention, as modified by the recognition of certain financial assets and liabilities measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4, “Critical Accounting Judgments and Estimation Uncertainty,” to the consolidated financial statements for the year ended 31 December 2019.

3.3	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings. A subsidiary is an entity that is controlled by the Company. The results of subsidiary undertakings are included in the consolidated income statement from the date that control commences until the date that control ceases. Control is established when the Company has the power to govern the operating and financial policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that are currently exercisable.

All intra-company transactions, balances, income and expenses are eliminated on consolidation.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.4	Going concern

In preparing the financial statements, the Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The financial statements have been prepared on a going concern basis which the Directors consider to be appropriate for the following reasons.

On March 11, 2020, the World Health Organization declared the global coronavirus outbreak a pandemic (referred to as herein as COVID-19). Prior to the COVID-19 pandemic, the Company’s operating performance was in line with expectations until mid-March 2020. As a result of the multiple impacts of COVID-19 experienced through the date of approval of this report, the Company’s operating performance has declined compared to forecasted amounts.

The Directors have prepared cash flow forecasts to 31 December 2021, which indicate that, taking account of reasonably possible downsides and the anticipated impact of COVID-19 on the operations and its financial resources, the Company will have sufficient funds to meet its liabilities as they fall due for that period.

The Directors have considered further potential implications of COVID-19 by modelling two severe but plausible downside scenarios. These scenarios were developed using the impact experienced during the first lock-down in Q2 2020 during which the Company continued to trade, despite restrictions in certain countries resulting in site shutdowns for a limited period.

The first scenario considers the impact of a further six-week lock-down period between November 2020 and March 2021 in addition to a deterioration in trade for the remainder of the forecast period. This scenario does this by reflecting the revenue and contribution reductions experienced during the previous lock-down for the period to 31 December 2020 (between 25% and 35% depending on location), followed by reductions of 10% for the remainder of the forecast period. This scenario also reflects a cessation in acquisition and sale and leaseback activity from January 2021 and reductions in corporate and field expenses.

The second scenario utilises the same assumptions as the first scenario, however, also models the impact of a more severe impact to revenue and contribution during the period to 31 December 2020 (between 50% and 100% depending on location), followed by a tiered reduction for the first six months of 2021 (between 10% and 75% depending on location), which is then followed finally by the 10% reduction for the remainder of the forecast period.

While the longer-term impact of the coronavirus pandemic on the Company remains uncertain, we are confident that the Company is well positioned to withstand a significant reduction in revenue should this occur. The Company maintains a substantial unrestricted cash on hand balance that is sufficient to meet its obligations in the period to 31 December 2021. In addition, the Company has access to a $75,000,000 Revolving Facility and is able to satisfy the related financial covenant test under the terms of its credit agreement, which requires a Net First Lien Ratio (“NFLR”) of 5.85 to 1 when the RCF is drawn in excess of 30%.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.4	Going concern (continued)

The second scenario has been modelled as a worst-case severe downside scenario. Even in this scenario, the forecasts indicate the Company would remain in compliance with the financial covenant requirements and will have sufficient funds to meet its liabilities as they fall due. Additionally, the Company has a flexible cost structure that has allowed it to react quickly to reduce expenses, defer discretionary capital expenditure, utilize government incentives to defer payments, furlough employees and successfully negotiate extended payment terms from key vendors. The Company has strong controls in place for the management of working capital and will consider utilisation of governmental support schemes if relevant and applicable.

Consequently, the Directors are confident that the Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.

4	Critical accounting judgements and estimation uncertainty

The Company’s critical accounting judgments and estimation uncertainty are described in Note 4, “Critical accounting judgements and estimation uncertainty,” to the consolidated financial statements for the year ended 31 December 2019. There have been no material changes to the critical accounting judgments and estimation uncertainty in the six months ended 30 June 2020. Impairment assessments have been considered using a consistent forecast with the going concern assessment (note 3) and no impairment was deemed necessary.

5	Operating profit

	Six months ended 30 June 2020	Six months ended 30 June 2019
	£’000	£’000
This is stated after charging / (crediting):

Depreciation of tangible assets (note 7)	13,379	14,193
Gain on sale of tangible assets - net	25,410	6,310
Amortisation of goodwill and other intangible assets (note 6)	23,166	19,508
Reversal of tangible asset impairment	—	(2,313)
Hire of land and buildings – operating leases	19,666	13,739
Stock recognised as an expense	4,322	4,080

During the six months ended 30 June 2020, the Company completed 32 sale leaseback transactions (2019: 12) resulting in cash proceeds, net of related expenses of £57,990,000 (2019: £17,194,000) and a net gain on the disposal of land and buildings of £27,326,000 (2019: £5,139,000). In conjunction with the sale leaseback transactions, the Company simultaneously entered into lease agreements ranging from 20 – 25 years.

6	Tax on loss on ordinary activities

The effective tax rate for the six months ended 30 June 2020 was 4.4% (2019: 4.8%), driven primarily by non-deductible expenses in Germany.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

6	Tax on loss on ordinary activities (continued)

In the Spring Budget 2020, the Government announced that from 1 April 2020, the corporation tax rate would remain at 19% (rather than reducing to 17%, as previously enacted). This new law was substantively enacted on 17 March 2020. New tax legislation in the countries in which the Company operates may affect future current and total tax charges.

7	Intangible assets

	Patents and Non-Competes	Goodwill	Other	Total
	£’000	£’000	£’000	£’000
Cost
At 1 January 2020	3,972	680,542	413	684,927
Additions	8	—	—	8
Additions from business combinations	—	3,553	—	3,553
Adjustments – purchase price	(794)	2,987	—	2,193
Effects of movement in foreign exchange	265	1,245	—	1,510

At 30 June 2020	3,451	688,327	413	692,191

Accumulated amortisation
At 1 January 2020	(2,077)	(100,244)	(66)	(102,387)
Charged in period	(230)	(22,856)	(80)	(23,166)
Disposals	93	—	—	93
Effects of movement in foreign exchange	(172)	(40)	—	(212)

At 30 June 2020	(2,386)	(123,140)	(146)	(125,672)

Carrying value at 30 June 2020	1,065	565,187	267	566,519

Carrying value at 31 December 2019	1,895	580,298	347	582,540

Goodwill and patents are amortized on a straight-line basis over a useful life of 15 years. Non-compete assets are amortized over the length of the non-compete agreement, generally five years. The amortization charge is recognized in Selling, general and administrative expenses in the income statement.

During the six months ended 30 June 2020, an additional £2,987,000 was recorded to goodwill as a result of adjustments made during the provisional purchase accounting period to the fair values of certain assets and liabilities acquired during 2019.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

8	Tangible assets

	Land and buildings	Equipment and machinery	Assets in course of construction	Other	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2020	413,124	227,480	5,964	4,622	651,190
Additions through acquisitions	28,616	1,845	—	—	30,461
Adjustment, to prior year acquisition	466	339	—	—	805
Other additions	1,697	1,378	3,392	123	6,590
Transfers between categories	4,353	3,142	(7,495)	—	—
Disposals	(41,709)	(1,085)	—	(71)	(42,865)
Effect of movements in foreign exchange	24,358	13,680	388	246	38,672

At 30 June 2020	430,905	246,779	2,249	4,920	684,853

Accumulated depreciation
At 1 January 2020	(147,816)	(91,645)	—	(2,742)	(242,203)
Charge for period	(7,654)	(5,585)	—	(140)	(13,379)
Disposals	6,530	1,140	—	36	7,706
Effect of movements in foreign exchange	(8,943)	(5,759)	—	(152)	(14,854)

At 30 June 2020	(157,883)	(101,849)	—	(2,998)	(262,730)

Carrying amount at 30 June 2020	273,022	144,930	2,249	1,922	422,123

Carrying amount at 31 December 2019	265,308	135,835	5,964	1,880	408,987

The net book value of land, included in land and buildings above, comprises:

	30 June 2020	31 December 2019
	£’000	£’000

Freehold	43,656	59,228
Long leasehold	1,171	1,246
Short leasehold	857	861

	45,684	61,335

Included in land and buildings are certain assets held for sale as of 30 June 2020. The carrying value of these assets is £7,018,000. In July 2020, the sale of these assets was completed as part of two separate sale and lease back transactions for net cash proceeds of £7,769,000.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

9	Bank loans

	30 June 2020	31 December 2019
	£’000	£’000
Current
Bank loans	4,516	4,218

Non-current
Bank loans	556,546	520,205

Non-current debt is analysed as follows:
Falling due between one and five years	414,857	387,859
Falling due in more than five years	141,689	132,346

	556,546	520,205

The Company has a $75,000,000 revolving credit facility (“RCF”). It is available until 3 October 2022 and secured as part of the first lien. At 30 June 2020, the draw down on the RCF loan was nil (2019: nil).

10	Acquisitions

During the six months ended June 2020, the Company acquired six car wash sites in the United States. Under the acquisition method of accounting, the resulting goodwill of £3,553,000 was capitalized and will be written off over 15 years, the period over which the Directors estimate the value of the business to exceed the value of the underlying assets.

The net assets acquired at the acquisition dates are as follows:

30 June 2020
£’000
Cash	5
Tangible assets	30,461
Intangible assets	8
Accrued liabilities	(64)

Net identifiable assets and liabilities	30,410

Cash consideration Deferred consideration Costs directly attributable to the business combination	33,021 824 118

Total consideration	33,963

Goodwill on acquisition	3,553

The fair value of the identifiable assets and liabilities has been determined on a provisional basis at this stage because the value of certain liabilities, while estimated with reasonable accuracy, remains uncertain. The revaluation adjustments are made to reflect the fair value of net assets acquired and consist primarily of revaluation of properties as required by FRS 102.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

10	Acquisitions (continued)

For the six months ended 30 June 2020, the acquired business contributed turnover of £365,000 and a gross profit of £207,000 reported in the consolidated income statement.

11	Financial instruments

The Company has the following financial instruments:

	30 June 2020	31 December 2019
	£’000	£’000
Financial assets measured at fair value through profit or loss :
Derivative instruments - cross currency swap	7,756	7,638

Financial assets at amortized cost:
Trade debtors	1,830	2,242
Other debtors	1,595	1,470
Investment in short term deposits	73	54

	3,498	3,766
Financial liabilities at amortized cost:
Senior loans	(560,102)	(523,474)
Other loans	(960)	(949)
Finance leases	(2,494)	(2,540)
Preference shares	(487,255)	(487,255)
Trade creditors	(7,102)	(9,054)
Accruals and deferred income	(142,074)	(115,579)
Other creditors	(7,383)	(7,414)

	(1,207,370)	(1,146,265)

Financial liabilities measured at fair value through other comprehensive income:
Derivative instruments - interest rate swap	(9,488)	(5,255)

12	Related party transactions

On 3 October 2017, the Company entered into a consulting agreement (“Consulting Agreement”) with an affiliated entity, Roark Capital Management LLC, which acts as an advisor to related entities and collectively owns a controlling interest in the Company. The Consulting Agreement expires on 3 October 2027, subject to certain renewal provisions. Under the terms of the Consulting Agreement, the Company is required to pay an annual fee with certain escalations based on the terms of the Consulting Agreement. For the six months ended 30 June 2020, the Company incurred expenses of $848,000 (2019: $824,000) in accordance with the Consulting Agreement during the period.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

13	Post balance sheet events

Subsequent to 30 June 2020, the Company acquired 19 car wash locations in the US, primarily consisting of real and personal property, for an aggregate cash purchase price of $92,300,000. The Company is in the process of completing its preliminary purchase accounting.

On 3 August 2020, Shine Holdco (UK) Limited and its subsidiaries were acquired by Driven Investor LLC (“Driven Brands”), a US domiciled company. Driven Brands, together with its subsidiaries, is one of the largest franchisors in the auto aftermarket services industry with approximately 4,200 locations in 15 countries, inclusive of the acquisition of Shine Holdco (UK) Limited.

14	GAAP reconciliation

The Company’s financial statements have been prepared in accordance with the FRS 102. FRS 102 differs in certain respects from the requirements of accounting principles generally accepted in the United States (“US GAAP”). The effects of the application of US GAAP to Shine Holdco (UK) Limited (“Shine” or “the Company”) results are set out below.

Net income (loss) reconciliation :

			30 June 2020	30 June 2019
			£’000	£’000

Net income (loss) in conformity with UK GAAP			(28,216)	(24,093)

Adjustments on account of:
Historical goodwill amortization	(a	)	22,896	19,503
Reversal of fixed asset impairment reversals	(b	)	—	—
Transaction costs in goodwill	(c	)	(516)	(119)
Failed sale leasebacks	(d	)	(27,672)	(5,444)
Interest rate swap	(e	)	(4,233)	(4,975)
Preference shares	(f	)	21,737	20,047
Income tax	(g	)	2	3
Timing of termination payment	(h	)	1,532	—

Total impact of all adjustments			13,746	29,015

Net income (loss) in conformity with US GAAP			(14,470)	4,922
Non-controlling interest			40	28

Net income (loss) attributable to the shareholders of the parent company in conformity with US GAAP			(14,430)	4,950

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

14	GAAP reconciliation (continued)

Shareholders’ equity reconciliation :

			30 June 2020	30 June 2019
			£’000	£’000

Total shareholders’ equity in conformity with UK GAAP			(173,199)	(142,502)

Adjustments on account of:
Historical goodwill amortization	(a	)	123,139	77,692
Reversal of fixed asset impairment reversals	(b	)	(17,204)	(9,373)
Transaction costs in goodwill	(c	)	(23,096)	(22,017)
Failed sale leasebacks	(d	)	(91,188)	(11,967)
Preference shares	(f	)	110,526	67,716
Income tax	(g	)	5,067	1,829

Total impact of all adjustments			107,244	103,880
Total shareholders’ equity in conformity with US GAAP			(65,955)	(38,622)
Non-controlling interest			(328)	(374)

Total equity attributable to shareholders’ of the parent company in conformity with US GAAP			(66,283)	(38,996)

Cash flow statement reconciliation :

			30 June 2020	30 June 2019
			£’000	£’000
Operating activities
Net cash provided by operating activities in conformity with UK GAAP			29,834	37,788
Reclassification related to failed sale leaseback arrangements	(d	)	2,729	584
Reclassification of interest on loan notes, bank loans and RCF	(i	)	(16,176)	(21,969)
Reclassification of gain on derivative financial instruments	(e	)	118	299
Reclassification of finance lease interest expense	(i	)	(93)	(58)

Net cash provided by operating activities in conformity with US GAAP			16,412	16,644

Investing activities
Net cash (used in) provided by investing activities in conformity with UK GAAP			14,716	(13,750)
Failed sale leaseback	(d	)	(60,489)	(18,011)

Net cash (used in) investing activities in conformity with US GAAP			(45,773)	(31,761)

Financing activities
Net cash (used in) financing activities in conformity with UK GAAP			(18,966)	(26,197)
Failed sale leaseback	(d	)	60,489	18,011
Reclassification related to failed sale leaseback arrangements	(d	)	(2,729)	(584)
Reclassification of interest on loan notes, bank loans and RCF	(i	)	16,176	21,969
Reclassification of gain on derivative financial instruments	(e	)	(118)	(299)
Reclassification of finance lease interest expense	(i	)	93	58

Net cash provided by financing activities in conformity with US GAAP			54,945	12,958

Net change in cash from UK to US GAAP			—	—

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

14	GAAP reconciliation (continued)

a)	Goodwill amortization

Under FRS 102, goodwill is presumed to have a finite useful economic life and is recorded at cost less accumulated amortization and impairment. Accordingly, the Company amortized goodwill on a straight-line basis over an estimated useful life of 15 years.

US GAAP prohibits the amortisation of goodwill and instead requires that goodwill be tested at least annually for impairment or more frequently if impairment indicators exist. Amortisation expense recognised under FRS 102 was reversed under US GAAP.

b)	Reversal of fixed asset impairment reversals

Under FRS 102, revaluation of assets is allowed. Fixed assets are stated at cost or a revalued amount less accumulated depreciation and impairment losses. Previously recognized impairment losses may be reversed under FRS 102.

Under US GAAP, fixed assets are recorded at historical cost less accumulated depreciation and impairment losses. Reversal of previously recognized impairment losses is prohibited. The impact of fixed asset impairment reversals under FRS 102 was reversed under US GAAP.

c)	Business combinations - transaction costs

FRS 102 allows transaction costs incurred in connection with a business combination to be capitalized as part of the cost of the purchase consideration.

Under US GAAP, transaction costs incurred in conjunction with a business combination are expensed in the period in which the costs are incurred.

d)	Sale leaseback transactions

The Company entered into sale and leaseback transactions that resulted in operating leases under FRS 102. Under FRS 102, sale and operating leaseback transactions resulted in the derecognition of the asset’s carrying value and the immediate recognition of gain or loss, if the transaction was established at fair value, or deferred gain or loss if the transaction price differed from the fair value. Any deferred gain or loss was amortized over the lease term.

Under US GAAP, ASC 840, Leases (“ASC 840”), the majority of the Company’s arrangements are treated as a failed sale leaseback transaction due to the Company’s continuing involvement in the asset and are accounted for under the financing method. As such, the assets are not derecognized, and the Company records a financing liability for the proceeds under US GAAP. The remaining arrangements are considered successful sale leasebacks as they did not have continuing involvement. Those gains are deferred and amortized over the lease term under US GAAP.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

14	GAAP reconciliation (continued)

e)	Interest rate swaps

The Company entered into interest rate swaps that qualified for hedge accounting under FRS 102. The portion of the gain or loss on the cash flow hedge instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss.

The interest rate swaps that qualified for hedge accounting under FRS 102 do not qualify for hedge accounting under US GAAP ASC 815, Derivatives and Hedging (“ASC 815”). Gains or losses recognised in other comprehensive income under FRS 102 was reversed and recognised in profit or loss under US GAAP.

The accounting treatment under both FRS 102 and US GAAP results in the same impact to shareholders’ equity, therefore, this item is excluded from the GAAP reconciliation of shareholders’ equity.

f)	Preferred shares

Under FRS 102, preferred shares are recognised as a financial liability if an issuer has a contractual obligation to deliver cash or another financial asset to settle the shares or does not have the unconditional right to avoid making payments to the holders of the shares. The Company’s shares have certain redemption provisions that are outside the control of the issuer, therefore the Company does not have the unconditional right to avoid making payments to the holders of the shares. Accordingly, the Company recorded its preferred shares as a liability with accrued dividends charged to profit or loss as interest expense.

Under US GAAP, ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), preferred shares that are redeemable upon the occurrence of an uncertain event outside of the Company’s control are classified as mezzanine equity instead of as a financial liability. Uncertain events that would trigger a redemption are not probable of occurrence as of any balance sheet date. Accordingly, the shares are currently not probable of becoming redeemable, and as such the shares are not remeasured. Further, as dividends have not been declared on the shares, no dividend liability has been accrued and interest expense as recognized under UK GAAP has been reversed under US GAAP.

g)	Income taxes

FRS 102 allows the use of enacted or “substantively” enacted tax rates as of the balance sheet date to measure the deferred tax impact on timing differences to reflect an entity’s expectation as to the manner in which it will recover an asset or settle a liability.

Under US GAAP ASC 740, Deferred Taxes (“ASC 740”), deferred taxes were measured using the applicable enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset is expected to be realized.

Under FRS 102, deferred tax assets are only recognized to the extent realization is probable. Under US GAAP, a valuation allowance is recognized against deferred tax assets, if, based on the weight of available evidence, it is more likely than not that some portion or all the deferred tax asset will not be realised. Under US GAAP, the amount of required valuation allowance was measured based on an assessment of the future realisation of the tax benefit of existing deductible temporary differences and carryforwards considering all available evidence, both positive and negative.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

14	GAAP reconciliation (continued)

h)	Timing of termination payment

Under FRS 102, a reserve for termination benefits is created only when the entity is demonstrably committed to terminate employment before the normal retirement date or to offer voluntary redundancy.

Under US GAAP ASC 712, Compensation – Nonretirement Postemployment Benefits (“ASC 712”), termination benefits are recognized when it is probable that the benefits will be paid, and the cost of the benefits can be reasonably estimated.

As all termination payments under both FRS 102 and US GAAP were recognized by June 30, 2020, there is no impact to shareholders’ equity in the GAAP reconciliation.

i)	Classification and presentation

Under UK GAAP, interest paid may be classified as an operating activity or financing activity within the statement of cash flows, so long as the presentation is consistent from period to period. The Company has elected to present interest paid as a financing activity under UK GAAP.

Under US GAAP, interest paid in connection with financing obligations and to lenders and other creditors is included within operating activities.

38,000,000 Shares

Driven Brands Holdings Inc.

PROSPECTUS

Morgan Stanley

BofA Securities

Goldman Sachs & Co. LLC

J.P. Morgan

Barclays

Baird

Credit Suisse

Piper Sandler

William Blair

                , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission (the “SEC”) and estimates of all other expenses that have been paid or are to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee	$88,200
Stock exchange listing fee	295,000
Financial Industry Regulatory Authority filing fee	122,400
Printing expenses	600,000
Legal fees and expenses	5,330,000
Accounting fees and expenses	3,150,000
Blue Sky fees and expenses	10,000
Transfer agent and registrar fees	5,000
Miscellaneous	300,000

Total	$9,900,600

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise. The registrant’s bylaws provide for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement we enter into in connection with the sale of common stock being registered will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Under the Stockholders Agreement, we will agree to indemnify our Principal Stockholders and their affiliates from any losses arising directly or indirectly out of our Principal Stockholders’ actual, alleged or deemed control or ability to influence control of us or the actual or alleged act or omission of any director nominated by our Principal Stockholders, including any act or omission in connection with this offering.

We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants. Such information is rounded to the nearest whole number.

On July 6, 2020, we completed transactions pursuant to which we converted from a Delaware limited liability company into a Delaware corporation. In connection with the conversion, all of our outstanding equity interests converted into shares of common stock. Driven Investor LLC, our direct parent company, received all of our common stock in exchange for our equity interests. On August 3, 2020, as part of the ICWG Acquisition, we issued 430 shares to our direct parent, Driven Investor LLC, in exchange for all of the equity interests of RC IV Cayman ICW LLC, the direct parent of Shine Holdco (UK) Limited, a holding company of all of the assets and liabilities of ICWG.

The Master Issuer has issued several series of Securitization Senior Notes pursuant to the Securitization Senior Notes Indenture. The Canadian Co-Issuer has co-issued, with the Master Issuer, one series of Securitization Senior Notes pursuant to the Securitization Senior Notes Indenture and as of July 6, 2020 became the co-issuer of each other series of Securitization Senior Notes issued by the Master Issuer under the Securitization Senior Notes Indenture. The Securitization Senior Notes include:

•

the Series 2018-1 4.739% Fixed Rate Senior Secured Notes, Class A-2, issued on April 24, 2018, with an initial principal amount of $275 million, for which Barclays Capital Inc. acted as initial purchaser;

•

the Series 2019-1 4.641% Fixed Rate Senior Secured Notes, Class A-2, issued on March 19, 2019, with an initial principal amount of $300 million, for which Barclays Capital Inc. acted as initial purchaser;

•

the Series 2019-2 3.981% Fixed Rate Senior Secured Notes, Class A-2, issued on September 17, 2019, with an initial principal amount of $275 million, for which Barclays Capital Inc. acted as initial purchaser;

•

the Series 2019-3 Variable Funding Senior Secured Notes, Class A-1, issued on December 11, 2019, which allow for draws of up to $115 million pursuant to the Securitization VFN Facility and under the Series 2019-3 Securitization Class A-1 Notes using various credit instruments, including a letter of credit sub-facility of up to $50 million and a swingline sub-facility of up to $25 million, and under which $59 million was outstanding as of December 28, 2019;

•

the Series 2020-1 3.786% Fixed Rate Senior Secured Notes, Class A-2, issued on July 6, 2020, with an initial principal amount of $175 million, for which Barclays Capital Inc. acted as the initial purchaser; and

•

the Series 2020-2 3.237% Fixed Rate Senior Secured Notes, Class A-2, issued on December 14, 2020, with an initial principal amount of $450 million, for which Barclays Capital Inc. acted as the initial purchaser.

Except as otherwise noted above, these transactions were exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

In connection with the Reorganization, based on the midpoint of the price range set forth on the cover page of this prospectus, we will issue 2,602,199 shares of restricted stock to members of our senior management. The shares of restricted stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedule

See the Index to the consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1#	Form of Underwriting Agreement

2.1#	Agreement and Plan of Merger dated July 10, 2020, by and among RC IV Cayman ICW LLC, RC IV ICW Merger Sub LLC and Driven Investor LLC

3.1#	Certificate of Incorporation of Driven Brands Holdings Inc.

3.2	Form of the Amended and Restated Certificate of Incorporation of Driven Brands Holdings Inc., to become effective immediately prior to the completion of this offering

3.3#	Bylaws of Driven Brands Holdings Inc.

3.4#	Form of the Amended and Restated Bylaws of Driven Brands Holdings Inc., to become effective immediately prior to the completion of this offering

4.1#	Amended and Restated Base Indenture, dated as of April 24, 2018, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and securities intermediary

4.2#	Amendment No. 1 to the Amended and Restated Base Indenture, dated as of March 19, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee

4.3#	Amendment No. 2 to the Amended and Restated Base Indenture, dated as of June 15, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee

4.4#	Amendment No. 3 to the Amended and Restated Base Indenture, dated as of September 17, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee

4.5#	Amendment No. 4 to the Amended and Restated Base Indenture, dated as of July 6, 2020, by and among Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as Canadian co-issuer, and Citibank, N.A., as trustee

4.6#	Amendment No. 5 to the Amended and Restated Base Indenture, dated as of December 14, 2020, by and among Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as Canadian co-issuer, and Citibank, N.A., as trustee

4.7#	Series 2018-1 Supplement, dated as of April 24, 2018, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2018-1 securities intermediary

4.8#	First Supplement to Series 2018-1 Supplement, dated as of July 6, 2020, by and between Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as co-issuer and Citibank, N.A., as trustee and Series 2018-1 securities intermediary

4.9#	Series 2019-1 Supplement, dated as of March 19, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2019-1 securities intermediary

4.10#	First Supplement to Series 2019-1 Supplement, dated as of July 6, 2020, by and between Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as co-issuer and Citibank, N.A., as trustee and Series 2019-1 securities intermediary

4.11#	Series 2019-2 Supplement, dated as of September 17, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2019-2 securities intermediary

4.12#	First Supplement to Series 2019-2 Supplement, dated as of July 6, 2020, by and between Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as co-issuer and Citibank, N.A., as trustee and Series 2019-2 securities intermediary

4.13#	Series 2019-3 Supplement, dated as of December 11, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2019-3 securities intermediary

Exhibit Number	Exhibit Description

4.14#	First Supplement to Series 2019-3 Supplement, dated as of July 6, 2020, by and between Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as co-issuer and Citibank, N.A., as trustee and Series 2019-3 securities intermediary

4.15#	Series 2020-1 Supplement, dated as of July 6, 2020, by and among Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as Canadian co-issuer, and Citibank, N.A., as trustee and Series 2020-1 securities intermediary

4.16#	Series 2020-2 Supplement, dated as of December 14, 2020, by and among Driven Brands Funding, LLC, as issuer, Driven Brands Canada Funding Corporation, as Canadian co-issuer, and Citibank, N.A., as trustee and Series 2020-2 securities intermediary

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered

10.1#	Class A-1 Note Purchase Agreement (Series 2019-3 Class A-1 Notes), dated as of December 11, 2019, by and among Driven Brands Funding, LLC, Driven Funding Holdco, LLC, certain subsidiaries of Driven Brands Funding, LLC party thereto, Driven Brands, Inc., the conduit investors party thereto, the financial institutions party thereto, the funding agents party thereto, Barclays Bank PLC, New York Branch, as L/C provider, and Barclays Bank PLC, as swingline lender and administrative agent

10.2#	Joinder and Amendment No. 1 to Class A-1 Note Purchase Agreement and Joinder to Class A-1 Notes Fee Letter, dated as of July 6, 2020, by and among Driven Brands Funding, LLC, Driven Brands, Inc., Driven Funding Holdco, LLC, certain subsidiaries of Driven Brands Funding, LLC party thereto, Driven Canada Funding HoldCo Corporation, Driven Brands Canada Funding Corporation, Driven Brands Canada Shared Services Inc., certain subsidiaries of Driven Brands Canada Funding Corporation party thereto, the conduit investors party thereto, the financial institutions party thereto, the funding agents party thereto, Barclays Bank PLC, New York Branch, as L/C provider, and Barclays Bank PLC, as swingline lender and administrative agent

10.3#	Amended and Restated Guarantee and Collateral Agreement, dated as of April 24, 2018, by and among Driven Funding Holdco, LLC and certain subsidiaries of Driven Funding Holdco, LLC party thereto in favor of Citibank, N.A., as trustee

10.4#	Assumption Agreement to Amended and Restated Guarantee and Collateral Agreement, dated as of October 4, 2019, by and among ABRA Franchisor SPV LLC and Citibank, N.A., as trustee

10.5#

Assumption and Amendment Agreement to Amended and Restated Guarantee and Collateral Agreement dated as of July 6, 2020, by and among Driven Funding Holdco, LLC, certain subsidiaries of Driven Funding Holdco, LLC party thereto, Driven Canada Funding HoldCo Corporation and certain subsidiaries of Driven Canada Funding HoldCo Corporation party thereto, in favor of Citibank, N.A., as trustee

10.6#	Deed of Movable Hypothec, dated as of July 6, 2020, by and among Driven Brands Canada Funding Corporation, Driven Canada Funding HoldCo Corporation and certain subsidiaries of Driven Brands Canada Funding Corporation party thereto, in favor of Citibank, N.A., as trustee

10.7#	Amended and Restated Management Agreement, dated as of April 24, 2018, by and among Driven Brands Funding, LLC, Driven Funding Holdco, LLC, certain subsidiaries of Driven Brands Funding, LLC party thereto, Take 5 LLC, Take 5 Oil Change, Inc., Driven Brands, Inc., as manager, and Citibank, N.A., as trustee

10.8#	Amendment and Joinder to Management Agreement, dated as of October 4, 2019, by and among Driven Brands Funding, LLC, Driven Funding Holdco, LLC, certain subsidiaries of Driven Brands Funding, LLC party thereto, Take 5 LLC, Take 5 Oil Change, Inc., Driven Brands, Inc., as manager, and Citibank, N.A., as trustee

Exhibit Number	Exhibit Description

10.9#	Amendment and Joinder to the Amended and Restated Management Agreement, dated as of July 6, 2020, by and among Driven Brands Funding, LLC, Driven Funding Holdco, LLC, certain subsidiaries of Driven Brands Funding, LLC party thereto, Take 5 LLC, Take 5 Oil Change, Inc., Driven Brands, Inc., as manager, and Citibank, N.A., as trustee

10.10#	Canadian Management Agreement, dated as of July 6, 2020, by and among Driven Brands Canada Funding Corporation, Driven Canada Funding HoldCo Corporation, certain subsidiaries of Driven Brands Canada Funding Corporation party thereto, Driven Brands Canada Shared Services Inc., as manager, and Citibank, N.A., as trustee

10.11	Form of Stockholders Agreement by and among Driven Brands Holdings Inc. and the stockholders party thereto

10.12	Form of Registration Rights Agreement by and among Driven Brands Holdings Inc. and the stockholders party thereto

10.13#	Form of Indemnification Agreement by and among Driven Brands Holdings Inc. and each of its directors and executive officers

10.14#	Form of Income Tax Receivable Agreement by and among Driven Brands Holdings Inc. and the stockholders party thereto

10.15#	Amended and Restated Employment Agreement by and between Jonathan Fitzpatrick and Driven Brands, Inc., dated as of April 17, 2015

10.16	Amendment to the Amended and Restated Employment Agreement, dated as of December 31, 2020, by and between Jonathan Fitzpatrick and Driven Brands Shared Services, LLC

10.17	Employment Agreement by and between Tiffany Mason and Driven Brands Shared Services LLC, dated as of February 17, 2020

10.18	Letter of Employment by and between Daniel R. Rivera and Driven Brands, Inc., dated as of November 7, 2012

10.19	Amended and Restated Driven Brands, Inc. Non-Qualified Deferred Compensation Plan, effective as of January 1, 2020

10.20	First Amendment to the Driven Brands, Inc. Amended and Restated Non-Qualified Deferred Compensation Plan

10.21#	First Lien Credit Agreement, dated as of October 3, 2017, as amended and restated on April 10, 2018, by and among Shine Holdco III Limited, Shine Acquisition Co Limited, Shine Acquisition Co. S.á.r.l., Boing US Holdco, Inc., Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto from time to time

10.22#	Second Lien Credit Agreement, dated as of October 3, 2017, as amended and restated on April 10, 2018, by and among Shine Holdco III Limited, Shine Acquisition Co Limited, Shine Acquisition Co. S.á.r.l., Boing US Holdco, Inc., Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto from time to time

10.23	Driven Brands Holdings Inc. 2021 Omnibus Incentive Plan

10.24	Driven Brands Holdings Inc. Employee Stock Purchase Plan

10.25	Form of Nonqualified Option Award Agreement under the 2021 Omnibus Incentive Plan (Top-Up Options)

10.26	Form of Nonqualified Option Award Agreement under the 2021 Omnibus Incentive Plan (Non-Employee Director Time-Vesting Options)

10.27	Driven Investor LLC Equity Incentive Plan

Exhibit Number	Exhibit Description

10.28	Form of Restricted Stock Award Agreement for use under the Driven Investor LLC Equity Incentive Plan (Relating to Reorganization Exchange)

21.1	Subsidiaries of the registrant

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm

23.2	Consent of KPMG LLP, independent auditors

23.3	Consent of PricewaterhouseCoopers LLP, independent accountants

23.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included in signature page)

#	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina, on the 7th day of January, 2021.

Driven Brands Holdings Inc.

By:	/s/ Jonathan Fitzpatrick
Name: Jonathan Fitzpatrick
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Scott O’Melia and Robby Edmiston, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jonathan Fitzpatrick Jonathan Fitzpatrick	President, Chief Executive Officer and Director (Principal Executive Officer)	January 7, 2021

/s/ Tiffany Mason Tiffany Mason	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 7, 2021

/s/ Robby Edmiston Robby Edmiston	Chief Accounting Officer (Principal Accounting Officer)	January 7, 2021

* Neal Aronson	Director	January 7, 2021

* Michael Thompson	Director	January 7, 2021

* Chadwick Hume	Director	January 7, 2021

* Cathy Halligan	Director	January 7, 2021

* Rick Puckett	Director	January 7, 2021

* Karen Stroup	Director	January 7, 2021

* Peter Swinburn	Director	January 7, 2021

*By:	/s/ Scott O’Melia
Scott O’Melia
Attorney-in-Fact